Form 10-K, Exhibit 13
period 1995-06-30
DDL ELECTRONICS INC
filed 1995-09-29
CIK 26987

Outside Cover of Annual Report

DDL Logo

DDL Electronics, Inc.
1995 Annual Report

Cover contains a shadowed reproduction of a printed circuit board

                     DDL ELECTRONICS, INC. AND SUBSIDIARIES
                               FINANCIAL SUMMARY
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)



June 30            1995      1994      1993      1992      1991

Sales            $29,576  $ 48,529  $ 57,883  $ 58,516   $77,675

Operating Loss    (4,970)   (6,948)   (5,067)  (22,703)  (15,052)

Extraordinary
     Items         2,441      -        6,100      -        4,807

Net Income (Loss)     75    (8,354)    1,073   (22,305)  (15,315)

Earnings (Loss)
     Per Share    $  .00   $ ( .55)  $   .10   $ (3.34)   $(2.31)






              CONTENTS

         FINANCIAL SUMMARY

         LETTER TO STOCKHOLDERS. . . . . . . .    PAGE    1

         FIVE YEAR FINANCIAL SUMMARY . . . . .    PAGE    2

         MANAGEMENT'S DISCUSSION AND ANALYSIS.    PAGE    3-12

         AUDITORS' REPORT. . . . . . . . . . .    PAGE    13

         FINANCIAL SECTION . . . . . . . . . .    PAGE    14-34

         INVESTOR INFORMATION. . . . . . . . .    PAGE    35



DESCRIPTION OF BUSINESS

DDL Electronics, Inc. is engaged in foreign electronic contract manufacturing and fabrication of printed circuit boards principally for the computer, communications, and instrumentation industries. The Company is one of the few suppliers of both of these services.

President's Message
To Our Stockholders:

Dear Fellow Shareholders:

         We would like to share with you, our fellow shareholders, where our Company has been over the past year, where our Company stands today and where our Company is going tomorrow.

         During the past fiscal year, here domestically, prior management was forced to recognize that the "turnarounds" which were extensively discussed and promised in our Company's two prior year's Annual Reports were not going to become a reality. As a result, the Company's unprofitable production facility in Southern California was closed and the facility sublet, and the Company's unprofitable production facility in Beaverton, Oregon was sold. The Company used proceeds from these transactions to eliminate all of its outstanding senior debt.

         These two significant moves by the prior management of the Company were obviously considered too little and too late for more than seventy-five percent (75%) of the shareholders of this Company when they joined together on May 31, 1995 at the Annual Meeting of Shareholders at Rosemont, Illinois to force the resignation of prior management and Board of Directors.

         Since the beginning of June, your fellow shareholders, as interim executives, have been working long and hard to deal with the multiplicity of problems arising out of DDL's past. Gradual progress can be seen on a monthly basis as non-productive assets are disposed of and residual liabilities are reduced. You should anticipate that this process will continue throughout the balance of this calendar year.

         Our Company's state of the art facilities at DDL
Electronics, Ltd. and Irlandus Circuits, Ltd., even though operating well below capacity, were profitable for both the third and fourth quarter of fiscal year 1995 and this same favorable profit picture is continuing through the first quarter of fiscal year 1996.

         As your fellow shareholders work daily to improve the strength of our Company's balance sheet and operating performance, we are also pursuing an aggressive strategy of business combinations and business alliances so that our Company re-establishes a profitable presence domestically while at the same time expanding our production levels and profitability in Northern Ireland.

         We understand and appreciate the charge from our fellow shareholders; we labor daily and diligently to fulfill that charge. We firmly believe that with a little bit of patience and luck, your and our investment in DDL Electronics, Inc. will once again rise from the ashes.


/S/ Don A. Raig
---------------

DON A. RAIG, PRESIDENT
and CHIEF OPERATING OFFICER

                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                         FIVE-YEAR FINANCIAL SUMMARY
    (Dollars in thousands except per share amounts and shares outstanding)

                                      Year ended June 30
                         ________________________________________
                         1995      1994      1993      1992    1991
OPERATING DATA
Sales                 $ 29,576  $ 48,529  $ 57,883  $ 58,516  $77,675

Costs and expenses:
 Cost of goods sold     26,516    47,860    55,052    57,688   77,479
 Administrative and
    selling expenses     6,497     7,617     7,898     9,692   15,248
 Restructuring charges   1,533        -         -     13,839      -
                        ------    ------    ------    ------   ------
Total costs & Expenses  34,546    55,477    62,950    81,219   92,727
                        ------    ------    ------    ------   ------
Operating loss          (4,970)   (6,948)   (5,067)  (22,703) (15,052)

Non-operating income (expense):
 Investment income         109       168       280       639    1,899
 Interest expense                   (883)   (1,110)   (1,107)   (1,830)  (4,058)
 Gain on Termination
    of Pension Plan                   -         -         -         -     3,577
 Earthquake Costs                     -       (500)       -         -       -
 Gain on sale of assets            3,317         2       264     1,589      -
 Other income                         61        34        -         -       -
                                  ------    ------    ------    ------   ------
Total non-operating
     income (expense)              2,604    (1,406)     (563)      398    1,418
                                   ------    ------    ------    ------   ------
Loss from continuing operations
 before income taxes              (2,366)   (8,354)   (5,630)  (22,305) (13,634)
(Provision) benefit for
    income taxes                      -         -         -         -       990
                                   ------    ------    ------    ------   ------
Loss from continuing
     operations                   (2,366)   (8,354)   (5,630)  (22,305) (12,644)
Income (loss) from discontinued
operations, less applicable
income taxes                          -         -        603        -    (7,478)
                                    ------    ------    ------    ------    ------
Loss before extra-
     ordinary items               (2,366)   (8,354)   (5,027)  (22,305) (20,122)
Extraordinary items:
  Gain on debt
     extinguishment                2,441        -      6,100        -     4,807
                                  ------    ------    ------    ------   ------
  Net income (loss)             $     75  $ (8,354) $  1,073  $(22,305)$(15,315)
                                 =======   =======   =======   =======  =======

Earnings (loss) per share:
 Primary:
Continuing operations               $(0.15)   $(0.55)   $(0.56)   $(3.34)  $(1.91)
Discontinued operations                 -         -       0.06        -     (1.12)
Extraordinary items                   0.15        -       0.60        -      0.72
                                     -----     -----     -----     -----    -----
       Total                      $   -      $(0.55)   $ 0.10    $(3.34)  $(2.31)
                                    =====     =====     =====     =====    =====
Fully diluted:
Continuing operations               $(0.15)   $(0.55)   $(0.37)   $(3.34)  $(1.91)
Discontinued operations                 -         -       0.04        -     (1.12)
Extraordinary items                   0.15        -       0.42        -      0.72
                                     -----     -----     -----     -----    -----
       Total                       $   -     $(0.55)   $ 0.09    $(3.34)  $(2.31)
                                     =====     =====     =====     =====    =====

BALANCE SHEET DATA        1995         1994         1993         1992     1991
                          ----         ----         ----         ----     ----
Current assets         $ 8,876      $12,018       $20,085       $23,116  $33,717
Current liabilities      8,904      $21,277       $14,289       $16,950  $30,678
Working capital (Deficit  $(28)     $(9,259)      $ 5,666       $ 6,166  $ 3,039
Current ratio *              1.0          0.6           1.4           1.4      1.1
Total assets           $12,590      $23,258       $33,739       $46,626  $72,639
Long-term debt         $ 7,030      $ 6,870       $20,393       $35,959  $28,060
Stockholders' equity
  (deficit)            $(3,344)     $(4,889)      $  (943)      $(6,283) $13,901
Equity (deficit)
   per share                $(0.21)      $(0.34)       $(0.08)        $(0.92)     $2.10
Shares outstanding   16,062,979   14,468,718    11,972,880      6,863,243  6,635,243

*Current ratio below 1.0 due to classification of the Company's senior debt as current.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS
    (NUMBERS IN THOUSANDS EXCEPT PER SHARE AND SHARE AMOUNTS)


Introductory Statement

    DDL Electronics, Inc. (the "Company" or "DDL") is an independent provider ofelectronic contract manufacturing ("ECM") services and a fabricator of printed circuit boards("PCBs") for use primarily in the computer, communications, and instrumentation industries. Through its operating subsidiaries, the Company provides ECM services for manufacturers of electronic equipment. The Company's ECM and PCB operations are located in Northern Ireland and primarily provide services for customers in Europe.

    Historically, DDL was a diversified holding company with operations in the areas of ECMand PCB fabrication, broadband communications equipment, and other businesses. In the past several years, the Company focused its activities in the area of advanced ECM and PCB fabrication. During fiscal 1995 the Company sold substantially all the assets of its United States ECM and PCB operations. The sales enabled the Company to payoff senior debt thereby reducing the Company's future financing costs.

    The Company has incurred operating losses in recent years.
These losses totaled $4,970, $6,948 and $5,067 in the fiscal years ended June 30, 1995, 1994, and 1993, respectively.
Although the Company had net income for the years ended June 30, 1995 and 1993, the profits of $75 and $1,073, respectively, included a gain in fiscal 1995 of $3,317 on sales of assets and extraordinary gains of $2,441 and $6,100 in fiscal 1995 and 1993, respectively, recognized as a result of debt extinguishment. For fiscal years ended June 30, 1995, 1994 and 1993, the Company's
ECM and PCB fabrication businesses incurred operating losses of $2,128, $5,745 and $3,799, respectively, prior to the allocation of general corporate expenses. General corporate expenses during these three periods amounted to $2,842, $1,703, and $2,053, respectively. As of June 30, 1995, total stockholders' deficit was $3,344.

    Industry-wide factors have resulted in excess production capacity, severe price competition, and collection difficulties in the markets in which the Company does business. As explained later, Company-specific factors have contributed to poor yields and less than acceptable on-time delivery performance. As a result of these conditions the Company consolidated its continuing operations into its ECM and PCB facilities in Northern
Ireland. The combined European group had an operating profit in fiscal 1995 of $617, while incurring operating losses in both fiscal 1994 and 1993 of $1,206 and $1,129, respectively.

    The January 17, 1994 Los Angeles earthquake caused major structural damage to two leased buildings in Chatsworth, California housing the Company's subsidiary, A.J. Electronics,
Inc. In August 1994, after three months of arduous review, the Small Business Administration Disaster Assistance Division
("SBA") denied A.J. Electronics, Inc.'s ("A.J.") request for economic financial assistance prompted as a result of physical damage suffered in the Los Angeles earthquake. Management estimates that costs incurred as a result of the earthquake exceeded $500, not including the impact from lost business and costs to rebuild new business. A.J. was unable to recover from the disastrous effects of the earthquake and incurred substantial operating losses and cash outlays since January 1994. A.J.'s financial plan predicted that it would not fully recover economically until sometime in fiscal 1996. Management reviewed the situation at A.J. immediately after the decision by the SBA and concluded that A.J. would be a substantial economic burden on the consolidated group without financial assistance considering the limited working capital available to the Company. As a result, management committed to a formal plan to liquidate and sell the Company's A.J. segment. The plan for disposal was reviewed and approved by DDL's Board of Directors in its September 1, 1994 Board meeting. On January 17, 1995, the
Company sold virtually all of A.J.'s operating assets to Raven
Industries, Inc. ("Raven") for a purchase price of approximately
$663 and Raven's assumption of approximately $300 in capitalized lease obligations. Raven also assumed the sales tax obligation associated with the sale that approximated $79. A.J. entered into a non-competition agreement with Raven that prevents A.J., but not the Company nor any of its other subsidiaries, from engaging in contract manufacturing in competition with Raven.

    A.J. was a separate corporation and was DDL's only U.S. ECM operation. Although DDL has an ECM operation in Europe, the two
ECM companies did not co-mingle significant amounts of business due to substantial geographic boundaries, industries served and/or services provided. A.J.'s expected liquidation costs were recorded as a restructuring charge as of December 31, 1994 in the amount of approximately $1,173. This amount was subsequently increased as of fiscal year end 1995 by $360 to $1,533 due to additional costs associated with the closure of A.J. and for expected lease termination expenses.

Results of Operations

    The following table sets forth the Company's sales and other operating data as percentages of sales:
                                          Year Ended June 30

                                       1995      1994      1993

Sales                                 100.0%    100.0%    100.0%
Cost of goods sold                     89.7      98.6      95.1
                                      -----     -----     -----
Gross Margin                           10.3       1.4       4.9

Administrative and selling expenses    21.9      15.7      13.6
Restructuring charges                   5.2        -         -
                                      -----     -----     -----
Operating loss                        (16.8)    (14.3)     (8.7)
Investment income                        .4        .3        .5
Interest expense                       (3.0)     (2.3)     (1.9)
Earthquake costs                         -       (1.0)       -
Other income                             .2        .1        -
Gain on sale of capital assets         11.2        -         .4
                                      -----     -----     -----
Loss from continuing operations
before income taxes                    (8.0)    (17.2)     (9.7)
(provision) benefit for income taxes     -         -         -
                                      -----     -----     -----
Loss from continuing operations        (8.0)    (17.2)     (9.7)
Gain (loss) from discontinued
operations, less income taxes            -         -        1.0
                                      -----     -----     -----
Loss before extraordinary items        (8.0)    (17.2)     (8.7)
Gain on debt extinguishment             8.3        -       10.5
                                      -----     -----     -----
Net income (loss)                        .3%    (17.2)%     1.8%
                                      =====     =====     =====

Results of Operations
Fiscal 1995 vs. 1994

    Consolidated sales for the fiscal year ended June 30, 1995 were $29,576, a decrease of $18,953 from last year. The reduction in sales resulted from the closure of the Company's
A.J. Electronics, Inc. ("A.J."), Electronic Contract
Manufacturing ("ECM") operation in November 1994 and the sale of the Company's Beaverton, Oregon Aeroscientific Corp.("Oregon"),
Printed Circuit Board ("PCB") facility, at the end of December
1994. Approximately $13,550 and $5,256 of decline in consolidated sales was due to the reduced business volume at A.J.
and Oregon, respectively. Restating fiscal years' 1995 and 1994 sales to eliminate both A.J. and Oregon reflects a decrease in sales for the Company's continuing operations of $147.
Consolidated gross margin improved by $2,391 to $3,060, or as a percentage of sales, an improvement to 10.3% in 1995 vs. 1.4% in 1994.

    A.J.'s continuing operations were severely damaged by the January 17, 1994 Los Angeles earthquake. After the earthquake
A.J. met its existing customer commitments, but lost new business from existing customers and potential customers while the plant was being recon-structed. Because of A.J.'s substantial decline in business, cash outflow and no opportunity for relief financing, Management committed to the shutdown and liquidation and sale of A.J. in August 1994. A.J. ceased all business activities in November. The ECM industry, in general, has experienced increased customer demand as customers move away from captive or in house ECM capabilities and out source production.
At the same time, the number of ECM service providers is growing, thus increasing competition, keeping margins low and forcing sudden changes in the ECM groups customer base.

    The Company's PCB business, in both the United States and Europe, continued to be adversely affected by underutilization of existing capacity which, together with intense competition from companies within the PCB industry have contributed to a reduction in sales. The Company's domestic PCB production, formerly performed at its Beaverton, Oregon Aeroscientific ("Oregon") facility, was particularly impacted by its underutilization. In late 1994, Oregon changed its product mix and service strategy concentrating on higher margin, quick turn or proto-type business. Oregon's operating results improved but could not improve quickly enough to take advantage of improvements in the PCB industry's market. As a result, management took the opportunity to sell its Oregon facility to a Japanese PCB company interested in acquiring a production facility in the United
States. Consideration for the sale of Oregon's assets included approximately $9,200 in cash and assumption by the buyer of approximately $300 of capitalized lease obligations. Oregon retained its trade accounts receivable and trade accounts payable. The sale resulted in a gain of $3,317 net of the book value of assets sold and of certain selling costs. Proceeds from sale of Oregon's assets were used to payoff all of the Company's senior debt obligation. This included negotiating a reduction in the amount owed to one of the senior lenders, Sanwa Bank, of $2,441; that amount was recognized as an extraordinary gain in fiscal 1995 in accordance with the Financial Accounting
Standards Board's, Statement of Financial Accounting Standards
#15, "Accounting by Debtors and Creditors in Troubled Debt
Restructuring."

    Sales for the combined European operations were $20,811 in fiscal 1995, $147 or .7% lower than in the prior year. Irlandus
Circuits Limited (Irlandus), located in Craigavon, Northern
Ireland, is a producer of high quality, high technology multi-layer rigid PCBs. Sales in U.S. dollars for the current fiscal year improved by $1,082 or 11.5% over last year (5.6% increase as stated in Northern Ireland's functional currency, the British pound sterling). In fiscal 1995, Irlandus concentrated on enhancing its quick-turn business (orders delivered in less than 15 days from date of receipt) and on increased technology capabilities. Irlandus also changed its customer mix increasing the number of new customers who rely more on quick response, low volume, high technology, high margin business. As a result
Irlandus has managed to improve pricing and gross margins without substantially increasing sales volume. Sales at the Company's
Northern Ireland ECM operation, DDL Electronics Limited
("DDL-E"), were $1,228 or 10.6% lower than last fiscal year
(13.9% lower stated in pounds sterling). The sales decline at DDL-E reflects its change in business mix from higher "Turnkey"
(where DDL-E provides all materials, labor and equipment associated with producing the customers' product) to more
"Consigned" (DDL-E provides labor and equipment only for manufacturing product) business. This change in business mix represented 95%/5% turnkey to consigned in fiscal 1994 versus
83%/17% in fiscal 1995. Materials used in turnkey sales typically approximate 70% of the products selling price.
Consequently, the increase in consigned business in fiscal 1995, indicates an increase in sales contribution for fiscal 1995 of approximately 10%. Weaknesses experienced in fiscal 1994's third and fourth quarters from two major customers, continued into the first half of fiscal 1995. DDL-E experienced a strong recovery in orders from these two customers in the last two quarters of fiscal 1995, and coupled with the addition of several new customers in the second half of fiscal 1995, this resulted in 70% of total current year sales being realized during the second half of the year.

    The Company's consolidated operating loss was lower by $1,978 than last year's loss. The fiscal 1995 operating loss includes
$1,533 in restructuring charges associated with the shut down and liquidation of A.J., and approximately $1,400 of non-recurring general and administrative expenses associated with the Company's change in board and management through proxy contest, increases in expected remediation costs associated with the Company's former Anaheim facility (see Note 11 - Commitments and
Contingencies - notes to the consolidated financial statement) and an increase in the reserve for costs of the Company's post-retirement non-competition and consulting program.

    The Company's Northern Ireland PCB and ECM businesses performed profitably for the fiscal year ended 1995. Combined
European gross margin improved by $1,530 to $2,835 while the fiscal 1994 operating loss was replaced by an operating profit of $561 (excluding intercompany corporate management fees). As previously mentioned, Irlandus realized an operating profit due to the change in its operating strategy. DDL-E realized strong improvement in the second half of fiscal 1995 due to added customers and increased orders from existing customers.

    The current year's net loss before extraordinary item was $5,988 lower than in fiscal 1994 due to the $3,317 gain resulting from the sale of Oregon's assets, and reduced interest expense resulting from the complete payoff of the Company's senior debt in December 1994.

    Investment income declined in fiscal 1995 by $59 due to a lower average monthly balance of investible funds, despite a higher ending cash balance. Interest expense declined during fiscal 1995 as compared to fiscal 1994 as a result of the payoff of the Company's senior debt.

    Improvement in the Company's consolidated loss from continuing operations for fiscal 1995 was due to the Company's sale or liquidation of unprofitable operations, improved operating margins at the Company's continuing subsidiaries, lower debt costs resulting from payoff of the Company's senior debt and gain realized from the sale of Oregon's facility and manufacturing assets. This was offset by restructuring charges associated with the liquidation of A.J. and additional general and administrative costs recorded in the last quarter of fiscal
1995.


Fiscal 1994 vs. 1993

    Consolidated sales for the fiscal year ended June 30, 1994 were $48,529, a decrease of $9,354 from last year due to lower sales volume at both the Company's PCB and its ECM operations.
Sales were particularly affected at the Company's A.J. operation, as a result of the January 17, 1994 Los Angeles earthquake and the cancellation of orders by A.J.'s largest customer, Dataproducts. Damage to A.J.'s facilities forced a shutdown of operations for part of January and February, and A.J. did not return to full capacity until May.

    The Company's ECM group experienced a decrease in sales for the fiscal year, from last fiscal year, of $3,223 or 10%. ECM sales for fiscal 1994 were $28,620 or 59% of consolidated sales as compared to fiscal 1993 sales of $31,843, 55% of consolidated sales. ECM group sales decline for the fiscal year reflects the Los Angeles earthquake's impact on A.J.'s operations as well as the impact from A.J.'s reduced sales to Dataproducts. PCB operations experienced a decline in sales of $7,371 or 26% for the year ended June 30, 1994 when compared to the prior year.

    Oregon's fiscal 1994 sales declined by $2,589 to $11,179, an 18.8% decline from last year. Competitive market conditions caused downward pressure on pricing and sales volume. Oregon's gross margin deficit and operating loss for fiscal 1994 were $628 and $2,379, respectively, or $1,008 and $1,018, respectively, worse than in fiscal 1993. The decline in sales and increase in operating losses were due primarily to lower bookings levels, extreme price competition and low yields on certain products. A change in Oregon's production management team generated improved yields and higher pricing margins in the third and fourth quarters, but these improvements were offset by lower sales volume.

    Sales for fiscal 1994 at A.J., were $17,057, a decrease of $4,280 compared to 1993. The decline in sales is a direct result of the Los Angeles earthquake, and substantially reduced sales volume to A.J.'s largest customer, Dataproducts. A.J.'s sales for the first two months of calendar 1994 were sharply curtailed while A.J. awaited reconstruction of its plant facility and realignment and replacement of damaged machinery and materials.
Sales to the Company's largest customer, Dataproducts, in 1993 were $7,703. Most of these sales occurred in the second half of fiscal 1993, and represented 13.3% of the Company's consolidated sales. At the end of fiscal 1993 Dataproducts canceled a large portion of its orders to A.J., which would have been shipped in fiscal 1994, due to similar cancellations by Dataproducts' customers. Sales to Dataproducts in the first half of fiscal
1994 were $5,645 or 47.5% of A.J.'s total then year to date sales. Sales in the second half of fiscal 1994 to Dataproducts were $677 for combined 1994 sales of $6,322 or 37% of A.J.'s 1994 sales and 13% of consolidated sales. Sales to Dataproducts are down sharply from the prior fiscal year and are less than one-half of what A.J. anticipated before Dataproducts' cancellations. A.J.'s gross margin for 1994 was similarly declined over last year by $408 to a deficit of $509. A.J.'s operating loss for the first half of 1994 was an improvement over prior year's first half loss and worsened in the third and fourth quarters. Management estimates that losses recognized by A.J. in the second half of fiscal 1994 were result of capacity lost due to impact on operations from the earthquake. As a result, A.J.
shows a worsening of its gross margin deficit for the year despite a reduction of its work force and reduction of operating costs.

    Sales in U.S. dollars at Irlandus, were $9,395 for 1994, a decline of $4,782 or 33.7%, from the same period last year.
Fiscal 1994 sales at DDL-E, were $11,563, an increase of $1,057, or 10% over last year. Combined European sales for the year, as stated in dollars, were 15.1% lower than in 1993. Restating
Irlandus' and DDL-E's combined sales in pounds sterling shows a decrease in 1994 of only 8.3% when compared to last year.
Differences in dollar versus pounds sterling caused a sales decrease, due to the significant drop in the translation rate during 1993. The translation rate was lower and held relatively steady during 1994. Increased sales at DDL-E are due to sales to new customers and increased sales to existing customers. DDL-E's two largest customers, substantially reduced their orders reducing sales in the second half of fiscal 1994. Irlandus' and DDL-E's combined gross margin (after government grant subsidies) for 1994 were $1,305. This is $707 lower than 1993. DDL-E's gross margin was higher over this period by 88% or $483 while
Irlandus' gross margin was lower by 81% or $1,190. Irlandus' decline was due to price pressures and competition in the Company's European PCB market. Restating the pound sterling translation rate for the fiscal year ended June 30, 1994 shows a decline in rate to $1.50 pound sterling from fiscal 1993's rate of $1.60 pound sterling.

    Reduced sales for the ECM business is coupled with a lower gross margin of approximately 2%. The PCB business, in both the United States and Europe, continued to be adversely affected by underutilization of its existing capacity which, together with intense competition have contributed to a reduction in sales and a 2% gross margin deficit for fiscal 1994. The PCB operations improved in the fiscal fourth quarter, posting a gross profit margin of 4.6% on lower sales volume. The improvement reflects the Company's change in operating strategy for the PCB group, concentrating on higher margin, quick turn and prototype business.

    In the current year, consolidated gross margin declined by $2,162 to $169 from fiscal 1993 and as a percent of sales to 1.4% in 1994 vs. 4.9% in 1993. The ECM groups gross margin for the year was slightly higher by $75, an 8% increase from last year, while the PCB groups gross margin declined by $2,198. ECM operations contributed $1,025 of gross margin for the current year. Although an improvement from last year, the ECM group's continued low gross margin was a direct result of costs and lost production capabilities as a result of the Los Angeles earthquake's impact on A.J.'s facilities and due to order cancellations by various customers. PCB operations incurred a gross margin deficit for the fiscal year of $356. Much of the PCB group's loss was incurred in the first half of fiscal 1994, and was the result of trying to fill the PCB facilities with low margin, complex and large volume orders. The PCB group refocused its business doing more high margin quick turn and prototype business.

    The consolidated operating loss for fiscal year ended June
30, 1994 was greater than in fiscal 1993 by $1,881. Lower sales during fiscal 1994 along with lower gross margin percent contributed to the decline, partially offset by reduced administrative and selling expenses of $281. Reduced operating expenses for 1994 were primarily due to the effects of a decline in the Company's foreign currency translation rate and reduced operating costs at the Company's PCB and corporate headquarters operations. Sharply lower average currency translation rate during the first half of fiscal 1994 was a significant factor in reducing Europe's operating costs.

    Investment income declined in 1994, after certain reclassifications, by $113, mostly due to a reduction in the Company's unallocated pension funds from a formerly terminated defined benefit plan. An average monthly balance of such funds was approximately $1,366 during fiscal 1993. This balance dropped to an average monthly balance in fiscal 1994 of approximately $463. Additionally, interest realized on funds invested in Northern Ireland for the current period showed a lower U.S. return due to the pound sterling's drop in value.
There was little change in interest expense during fiscal 1994 as compared to fiscal 1993. Although the average lending rate increased by one percentage point over 1993 and interest expense grants totaling $142 recognized by the Company's Northern Ireland entities in fiscal 1993 were not available in fiscal 1994, these factors were offset by a substantial reduction in debt through exchange of convertible subordinated debentures for equity and payments against senior debt.


Inflation

    Changes in product mix from year to year and highly competitive markets make it difficult to accurately assess the impact of inflation on profit margins. Management generally believes that business has not been affected adversely or materially by inflationary increases in costs and expenses.


Liquidity and Capital Resources

    For the year ended June 30, 1995, cash and cash equivalents increased by $377. As illustrated in the Consolidated Statement of Cash Flows, this increase in cash included the following:

    1. $264 was used for operating activities, principally to fund continued operating losses, before extraordinary gain and gain on sale of assets. Losses from operations were partially offset by a reduction in working capital.

    2. Investing activities provided $9,389 from the sale of capital assets, including virtually all of the assets of the Company's Aeroscientific Corp. and A.J. Electronics, Inc.
subsidiaries. Offset by capital expenditures of $547 primarily for the Company's European operations.

    3. Financing activities used $8,738 of cash, due to reductions of long-term debt resulting from normal principal payments on leases, mortgages and other term debt of $1,160 and $9,659 of the $12,100 owing to the Company's senior lenders was paid off in December 1994. The remaining senior debt of $2,441 owing to Sanwa Bank, was forgiven, and a corresponding extraordinary gain was recognized for the debt forgiveness. Cash used for debt reduction was offset by $612 in additions to long-term debt, $1,267 from issuance of capital stock and $202 in proceeds from government grants.

    For the year ended June 30, 1994, cash and cash equivalents decreased by $228, primarily due to the following:

    1. $2,710 was used for operating activities, principally to fund continued operating losses.

    2. Investing activities used $670, primarily to finance capital expenditures purchased for the Company's European operations.

    3.   Financing activities provided $3,131 of cash.
Reductions of long-term debt resulted from normal principal payments on leases, mortgages and other term debt of $1,187 payments on accrued interest associated with the Company's 7%
Convertible Subordinated Debentures of $63, and $383 in principal payments on the term loan to Sanwa Bank California ("Sanwa") and the Industrial Development Bonds pursuant to a sharing arrangement for net sales proceeds from sales of certain non-operating assets, and for the sale of Catel. Such payments are required in accordance with restructured loan agreements entered into in June 1992. Additional financing proceeds include
$268 received from foreign government grants (actual proceeds based on capital and non-capital grant additions as reflected by the change in the Company's grant receivable balance), $3,455 from exercise of 2,370 outstanding warrants issued in conjunction with the fiscal 1993 exchange of convertible subordinated debentures for equity, $272 from issuance of additional long term debt, and $675 from issuance of Series B preferred stock to the Industrial Development Board for Northern Ireland.


    For the year ended June 30, 1993, cash and cash equivalents decreased by $404,000, primarily due to the following:

    1. $1,235 was used for operating activities, principally to fund continued operating losses. The decline in cash was partially offset by the reduction of a terminated pension plan's deferred asset.

    2. Investing activities provided $3,250. Cash was generated from the sale of capital assets, including the A.J.
Electronics facility in Chatsworth, California, land and buildings in Phoenix, Arizona, and Cucamonga, California, and various other production machinery and equipment providing $2,391 in total proceeds. Uses of cash included $727 expended on capital assets and $200 for a long-term note receivable taken as part of the sale of the Chatsworth property, less $257 received on a settlement of a long-term note receivable. Finally, the sale of Catel had a net positive impact on investing cash flows of $1,529.

    3.   Outflows of $2,219 were used for financing activities.
Reductions of long-term debt resulted from normal principal payments on leases of $649, principal payments on other loans and accrued interest associated with the Company's 7% Convertible
Subordinated Debentures of $1,500, and $1,239 in principal payments on the term loan to Sanwa and the Industrial Development
Bonds pursuant to a sharing arrangement for net sales proceeds from sales of certain non-operating assets. Additional financing proceeds include $1,091 received from foreign government grants
(actual proceeds based on capital and non-capital grant additions as reflected by the change in the Company's grant receivable balance).

    4. Finally, the decline in the exchange rate of the Company's foreign subsidiaries' functional currency, the British
Pound Sterling, from $1.91/1 pound sterling to $1.51/1 pound sterling during the periods ended June 30, 1992, and June 30, 1993, created a $200 decrease in recorded cash.

    In July 1993, the Company raised $3.45 million from the exercise of warrants to purchase the Company's common stock (see
Note 5 to the accompanying financial statements). In October, 1993, the Company and the Industrial Development Board for
Northern Ireland (the "IDB-NI") reached an agreement whereby the IDB-NI purchased 450 shares of new series B convertible preferred stock ("preferred stock") for an aggregate price of approximately
$675. In April 1995, the preferred stock was converted into 340,841 shares of common stock at a conversion price of $2.02 per common share and a value of $1,530 per preferred share, or a total of $688. Funds invested by the IDB-NI were used for working capital and other needs of the Company's Northern Ireland subsidiaries (The IDB-NI has previously provided grants for the establishment and operation of Irlandus and DDL-E (see Note 11 to the accompanying financial statements for additional information regarding these grants). In October 1994 the Company privately placed 760,000 shares of its common stock with a foreign investor. The sale of stock was exempt from registration under regulation S of the Securities Act of 1933, and other available exemptions. Net proceeds from the transaction of $980 were used for general operating purposes and to assist in the payoff of the Company's senior debt.

    The Company currently has no working capital lines of credit or other readily available sources for future borrowing. The
Company's primary source of liquidity at June 30, 1995 is its cash balances which amounted to $2,917. Approximately $2,427 of this balance is held by the Company's Northern Ireland subsidiaries, and are limited as to the timing and amount that may be expatriated. Components of working capital decreased by $4,009 during the year ended June 30, 1995. This decrease resulted principally from a $2,024 reduction in accounts receivable, a $1,566 decrease in inventories and prepaid expenses and an increase of $413 in accounts payable and other accrued costs.

    The Company has approximately $3,000 of accrued liability remaining from a restructuring charge taken in fiscal 1992.
Primary components of this reserve consist of $2,694 reserved for certain post-retirement and non-competition consulting agreements
("Agreements") with former officers and directors of the Company and $310 reserved for remediation of the Company's former
Anaheim, California PCB manufacturing facility.  During fiscal
1995 amounts were added to these reserves raising the accrued
Agreements reserve to $3,255 and the Anaheim remediation reserve to $810. Increase in the Agreements reserve resulted from complete and full accrual of all potential amounts owing to all possible participants covered under the plans. During fiscal
1995, the Company reached a non-binding agreement to exchange the debt of participants under the Agreements for 600,000 warrants to purchase common stock of the Company under certain defined contract rights. The initial impact of a completed transaction would be a reduction of DDL's long term debt by approximately
$1,800 with the final impact of complete elimination of the entire recorded liability (if the warrants are fully exercised).
While the agreement is non-binding, the company expects it will seek to consummate such a transaction in the current fiscal year.


    Increase in the Anaheim remediation reserve resulted from new preliminary estimates to remediate the Anaheim site to standards expected by the Orange County Water Quality Control Board. The installation of water and soil extraction wells was completed in August 1994. A plan for soil remediation was completed about the same time and was submitted to regulatory authorities. The full extent of potential ground water pollution could not be determined given preliminary estimates. The Company put out for bid the complete remediation and testing of the site and retained
Harding Lawson and Associates in May of 1995 to begin the vapor extraction of pollutant from the soil and to perform exploratory hydro-punch testing to determine the full extent and potential cost of the ground water contamination. These processes are in their preliminary stages and a complete and accurate estimate of the full and potential costs cannot be determined at this time.
The Company believes that the resolution of these matters will require a significant cash outlay. Initial estimates from Harding Lawson indicate that it could cost as much as $3,000 to fully clean-up the site and take over ten years to complete. The
Company and Aeroscientific Corp. entered into an agreement to share the costs of environmental remediation with the landlord at the Anaheim facility. Under this agreement, the Company is obligated to pay 80% of the site's total remediation costs up to $725 (i.e., up to the Company's share of $580) with any costs above $725 being shared equally between the Company and the landlord. To date the Company has paid $239 as its share of the remediation costs. The Company anticipates that its share of the final remediation cost will be less than or equal to the amount it has presently reserved.

    On December 29, 1994 the Company successfully consummated an integrated plan to pay off all of the Company's senior debt. The retirement of over $12,000 in debt was completed in conjunction with the Company's sale of certain assets of its Aeroscientific
Corp. Oregon ("Oregon") subsidiary to Yamamoto Manufacturing
(USA), Inc. ("Yamamoto").  The termination agreements with Sanwa
Bank California ("Sanwa") covering Sanwa's term loan to the Company, and The Tokai Bank Ltd. ("Tokai") for its letter of credit issued to First Interstate Bank of Oregon, N.A. ("IRB
Trustee"), as trustee for the state of Oregon on the Industrial
Revenue Bonds ("IRBs") issued by Oregon, eliminated all liens that the senior lender had against the Company. As described in the Company's filing with the Securities and Exchange Commission on Form 8-K, on or about January 3, 1995, consideration for the sale of Oregon's assets to Yamamoto included approximately $9,200 in cash and assumption by Yamamoto of approximately $300 of capitalized lease obligations. Oregon retained its trade accounts receivable and trade accounts payable.

    As part of the pay off, Sanwa accepted a cash payment of $4,500 in full and complete satisfaction of outstanding debt owed by the Company to Sanwa; such debt included approximately $6,848 of principal, approximately $93 of accrued but unpaid interest and any other accrued but unpaid costs and expenses associated with Sanwa's financing. Sanwa's payoff was accounted for in accordance with Financial Accounting Standard No. 15,
"Accounting by Debtors and Creditors in Troubled Debt
Restructuring" (FAS 15). Under FAS 15 the payoff resulted in an extraordinary gain of $2,441, representing the difference between Sanwa's outstanding balance and what was paid by the Company as settlement.

    The Company offset the full $5,300 of IRBs through defeasance and redeemed the bonds on February 1, 1995. The defeased funds, plus approximately $68 for prepaid interest, was invested in treasury securities that provided a return slightly higher than the interest charged on the defeased bonds. The Company received full return of the prepaid interest. Both Tokai and the IRB
Trustee signed termination agreements that released all liens on assets owned by the Company.

    The Company's ECM and PCB fabrication businesses require continuing investment in plant and equipment to remain competitive. At the same time, the Company's financial position has severely restricted its recent ability to make capital investments in its facilities. Capital expenditures during fiscal
1995, 1994 and 1993 were approximately $547, $614 and $684,
respectively (net of grant reimbursements of $97 and $43, in fiscal 1994 and 1993, respectively). The Company anticipates it will need to increase its capital spending in the coming years in order to stay competitive as technology improves.

    On December 31, 1992, holders of $4,826 principal amount of the Company's 7% CSDs and $3,183 principal amount of its 8 1/2%
CSDs
exchanged the CSDs for common stock and warrants to purchase common stock in the future and eliminated the interest payment due November 16, 1992, on the exchanged 7% CSDs. The exchanges resulted in the issuance of 4,704,562 shares of common stock and 2,316,889 warrants to purchase common stock. In May and June of 1993, the Company consummated additional exchanges with holders of $585 principal amount of the 7% CSDs and $111 principal amount of the 8 1/2% CSDs, resulting in the issuance of an additional
329,574 shares of common stock and 276,768 warrants, which warrants had the same characteristics as those previously issued.
The Company may effect similar exchanges with holders of the remaining outstanding debentures in the future. The warrants were exercisable at $1.50 per share until July 31, 1993, after which the exercise price increased to $2.25 per share until the October 31, 1994, which was extended until August 1, 1995. More recently the Company's Board of Directors extended the exercise period to December 29, 1995, and reduced the exercise price to $1.42/share. The Company can accelerate the termination date of the warrants if the average closing market price of the Common
Stock for 10 business days within any 20 business-day trading period is at least $3.00 per share. The warrants are separately tradable. Reference is made to Note 5 of Notes to Consolidated
Financial Statements for a description of the accounting treatment of the exchange. In July 1993, 2,370,155 warrants were exercised, generating net cash proceeds to the Company of approximately $3,455; 223,500 warrants remain outstanding.

    In June 1995, the Company filed for approximately $2,300 in refunds (net of certain expenses) with the Internal Revenue
Service associated with the carry back of certain net operating loss (NOL) expense items in accordance with Sec. 172(f) of the Internal Revenue Code. The Company is presently awaiting these refunds and has not recorded such amounts on the financial statements.

    The achievement of operating profitability is the most significant internal factor to ensure the Company's long-term viability. No assurance can be given that the Company will maintain operating profitability, or that cash generated from non-operating asset sales or other means will be adequate to fund future cash needs. In the current competitive environment, management believes that the liquidation value of its assets in a voluntary or involuntary liquidation would be insufficient to meet the Company's debt obligations.

                         Independent Auditors' Report


The Board of Directors and Shareholders
DDL Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of DDL Electronics, Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated statements of operations, stockholders' equity
(deficit), and cash flows of DDL Electronics, Inc. an subsidiaries for the year ended June 30, 1993 were audited by other auditors whose report thereon, dated
August 20, 1993, expressed an unqualified opinion on those statements and included an explanatory paragraph indicating there is substantial doubt concerning the Company's ability to continue as a going concern.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the 1995 and 1994 consolidated financial statements referred to above present fairly, in all material respects, the financial position of DDL
Electronics, Inc. and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 1994 the Company adopted the provisions of the Financial Accounting Standards Board's
Statement of Financial
Accounting Standards No. 109, "Accounting for Income Taxes".



/S/KPMG PEAT MARWICK LLP
------------------------
KPMG PEAT MARWICK LLP

Portland, Oregon
August 18, 1995




                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                        Consolidated Balance Sheets
                    (In thousands, except share amount)

                                                       June 30
       Assets                                    1995        1994

Current assets:
  Cash and cash equivalents                    $ 2,917      $ 2,540
  Accounts receivable (note 3)                   3,600        5,600
  Inventories (note 4)                           2,188        3,647
  Prepaid expenses                                 171          231
                                                ------       ------
       Total current assets                      8,876       12,018

Property, equipment and improvements,
  at cost (notes 5 and 11):
  Land                                             -          1,101
  Buildings and improvements                      5,217       8,670
  Plant equipment                                 9,486      22,499
  Office and other equipment                      1,268       1,508
  Construction in progress                          -            60
                                                 ------       ------
                                                 15,971       33,838

Less:  Accumulated depreciation and
 amortization                                   (12,662)     (23,196)
                                                 ------       ------
Property, equipment and improvements, net         3,309       10,642

Other assets                                        405          598
                                                 ------       ------

                                                 $12,590     $23,258
                                                  ======      ======






                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                        Consolidated Balance Sheets
                    (In thousands, except share amount)

                                                             June 30
Liabilities and Stockholders Equity (Deficit)           1995        1994

Current liabilities:
  Current portion of long-term debt (note 5)          $   633     $13,524
  Accounts payable                                      5,283       5,086
  Accrued payroll and employee benefits                   601         994
  Other accrued liabilities                             2,387       1,673
                                                       ------      ------
       Total current liabilities                        8,904      21,277

Long-term debt (note 5)                                 7,030       6,870

Commitments and contingencies (note 11)

Stockholders  equity (deficit) (notes 5 and 8):
  Convertible series B preferred stock, $1 par value;
  1,000,000 shares authorized; 450 shares
  issued and outstanding at June_30, 1994
  (with liquidation preference at June 30, 1994
   of $688,500 over all other classes or series
   of capital stock)                                      -           -
  Common stock, $.01 par value; 50,000,000 shares
  authorized; 16,062,979 and 14,468,718 shares
  outstanding at June 30, 1995 and 1994, respectively    161         145
Additional paid-in capital                            20,983      19,646
Accumulated deficit                                  (23,598)    (23,673)
Foreign currency translation adjustment                 (890)     (1,007)
                                                      ------       ------
            Total stockholders  deficit               (3,344)     (4,889)
                                                      ------       ------
                                                     $12,590     $23,258
                                                      ======      ======


See accompanying notes to consolidated financial statements.




                DDL ELECTRONICS, INC. AND SUBSIDIARIES
                 Consolidated Statements of Operations
          (In thousands except per share and share amounts)

                                                      Year ended June 30
                                                1995         1994      1993

  Sales                                       $29,576     $48,529      $57,883

Costs and expenses:
  Cost of goods sold                           26,516      47,860       55,052
  Administrative and selling expenses           6,497       7,617        7,898
  Restructuring charges (note 2)                1,533         -             -
                                               ------      ------       ------
                                               34,546      55,477       62,950
                                               ------      ------       ------
       Operating loss                          (4,970)     (6,948)      (5,067)
Non-operating income (expense):
  Investment income                               109         168          280
  Interest expense                               (883)     (1,110)      (1,107)
  Earthquake expenses                              -         (500)          -
  Gain on sale of assets                        3,317           2          264
  Other income                                     61          34           -
                                               ------      ------       ------
                                                2,604      (1,406)        (563)
                                               ------       ------       ------
  Loss from continuing
  operations before income taxes               (2,366)     (8,354)      (5,630)

Benefit (provision) for income taxes (note 6)      -          -           -
                                               ------      ------       ------
  Loss from continuing operations              (2,366)     (8,354)      (5,630)

Gain from discontinued operations (note 10)        -            -          603
                                               ------      ------       ------
  Loss before extraordinary item               (2,366)     (8,354)      (5,027)

Extraordinary item -
  Gain on debt extinguishment (note 5)          2,441           -        6,100
                                               ------      ------       ------

       Net income (loss)                      $    75     $(8,354)     $ 1,073
                                               ======       ======       ======


See accompanying notes to consolidated financial statements.



                                                      Year ended June 30
                                                1995         1994        1993
Primary income (loss) per share:
  Continuing operations                       $(0.15)     $(0.55)      $(0.56)
  Discontinued operations                         -            -         0.06
  Extraordinary item                            0.15           -         0.60
                                               -----        -----       -----
        Net income (loss)                     $   -       $(0.55)      $ 0.10
                                               =====        =====       =====

Fully diluted income (loss) per share:
  Continuing operations                       $(0.15)     $(0.55)      $(0.37)
  Discontinued operations                         -            -         0.04
  Extraordinary item                            0.15           -         0.42
                                               -----        -----       -----
          Net income (loss)                   $   -       $(0.55)      $ 0.09
                                               =====        =====        =====

Shares used in computing income (loss) per common
  and common equivalent share:
    Primary                                 15,970,517   15,097,175   10,128,680
    Fully diluted                           16,907,165   15,856,906   14,408,973

See accompanying notes to consolidated financial statements.


            DDL ELECTRONICS, INC. AND SUBSIDIARIES
             Consolidated Statements of Cash Flows
             (In thousands, except share amounts)

                                                       Year ended June 30,
                                          1995            1994         1993

Cash flows from operating activities:
  Net income (loss)                     $    75        $(8,354)     $ 1,073
  adjustments to reconcile net loss to
  net cash used by operating activities:
   Depreciation and amortization           1,505         3,120        3,616
   Gain on debt extinguishment            (2,441)         -          (6,100)
   Gain on sale of property and other
assets                                    (3,317)          (2)         (264)
   Gain on disposal of discontinued
operations                                   -              -          (603)
   Value of variable stock options granted   -              6           345
   Net decrease in operating working
        capital (note 9)                   4,009        2,648            96
   (Increase) decrease in deposits and
        other assets                          2            27         (424)
   Non-cash pension charge                   42             -        1,387
   Benefit of non-capital grants           (139)         (150)        (361)
   Other                                     -             (5)          -
                                          ------         ------       ------
 Net cash used by operating activities     (264)       (2,710)      (1,235)

Cash flows from investing activities:
  Capital expenditures                     (547)         (711)        (727)
  Proceeds from disposition of capital
                                assets    9,936            18        2,391
  Additions to note receivable              -               -          257
  Long-term notes added                     -               -         (200)
  Net effect from disposal of
      discontinued operations               -               -         1,529
                                        ------           ------       ------
 Net cash provided (used) by
      investing activities                9,389           (693)       3,250

Cash flows (used) provided by
      financing activities:
  Proceeds from long-term debt              612            272          114
  Reductions of long-term debt          (10,819)        (1,633)      (3,436)
  Net proceeds from exercise of
stock warrants                              -            3,455           -
  Proceeds from stock option exercise       287             94           15
  Issuance of series B preferred stock       -             675           -
  Proceeds from foreign government grants   202            268        1,091
  Issuance of common stock                  980             -            -
  Other                                      -              -            (3)
                                          ------          ------       ------
 Net cash provided (used) by
      financing activities                (8,738)         3,131       (2,219)
                                          ------         ------       ------
Effect of exchange rate changes on cash      (10)            44         (200)
                                          ------          ------       ------
Increase (decrease) in cash and cash
equivalents                                  377            (228)        (404)
Cash and cash equivalents at
beginning of period                        2,540           2,768        3,172
                                          ------          ------       ------
Cash and cash equivalents at end
of period                                $ 2,917          $2,540      $ 2,768
                                          ======          ======       ======

See accompanying notes to consolidated financial statements.


                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
            Consolidated Statements of Stockholders  Equity
(Deficit)
                   Years ended June_30, 1995, 1994 and 1993
                     (In thousands except share amounts)


                         Common Stock      Preferred stock

                        --------------     ---------------
                           Foreign

Additional               currency        Total
                                   Par                 Par
paid-in  Accumulated  translation   stockholders'
                         Shares   value*   Shares     value*
capital    deficit    adjustment  equity (deficit)

Bal. at June 30, 1992    6,863,244  $  69     -      $   -    $
9,138    $(16,392)    $   902      $(6,283)

Net income                    -        -      -          -
-        1,073          -         1,073
Sales of stock and restrict-
 ed stock transactions      (6,000)    -      -          -
(3)         -           -            (3)
Conversion of 7% subordinated
 debentures                 59,500      1     -          -
118          -           -           119
Exchanges of 7% and 8-1/2%
 subordinated debentures 5,034,136     50     -          -
5,767          -           -         5,817
Exercise of stock options   22,000     -      -          -
15          -           -            15
Compensation expense on stock
  option grants               -        -      -          -
345          -           -           345
Translation adjustments       -        -      -          -
-           -       (2,026)      (2,026)
                        ----------   ----   ----      -----
------     ------      ------       ------
Bal. at June 30, 1993   11,972,880    120     -          -
15,380    (15,319)     (1,124)        (943)

Net loss                      -        -      -          -
 -      (8,354)         -        (8,354)
Exercise of warrants     2,370,148     24     -          -
3,431         -           -         3,455
Issuance of preferred stock   -        -     450         -
675         -           -           675
Conversion of 7% subordinated
  debentures                30,500     -      -          -
 61         -           -            61
Exercise of stock options   95,190      1     -          -
 93         -           -            94
Compensation expense on stock
  option grants               -        -      -          -
  6         -           -             6
Translation adjustments       -        -      -          -
  -         -          117          117
                        ----------   ----   ----      -----
------    ------      ------       ------
Bal. at June 30, 1994   14,468,718    145    450         -
19,646   (23,673)     (1,007)      (4,889)

Net income                    -        -      -          -
  -         75          -            75
Issuance of common stock   760,000      8     -          -
 972         -          -           980
Conversion of 7%
subordinated debentures     43,000      -     -          -
  86         -          -            86
Exercise of stock options  450,447      5     -          -
 282         -          -           287
Shares retired                 (27)     -     -          -
  -          -          -            -
Conversion of Series B
 preferred stock to common 340,841      3   (450)        -
  (3)        -          -            -
Translation adjustments       -         -     -          -
   -         -         117          117
                        ----------   ----   ----      -----
------    ------      ------       ------
Bal. at June 30, 1995   16,062,979  $ 161     -      $   -
$20,983  $(23,598)    $  (890)     $(3,344)

* Par Value numbers restated for change in par value from $.33-1/3 per share to $.01 per share.

See accompanying notes to consolidated financial statements.



                 DDL ELECTRONICS, INC. AND SUBSIDIARIES
               Notes to Consolidated Financial Statements
                  (In thousands except share amounts)


Note 1 - Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of DDL
Electronics, Inc. ("DDL")
and its subsidiaries (collectively, the "Company"). All significant intercompany transactions and accounts have been eliminated in consolidation. During 1995, the Company sold substantially all of the assets of its domestic subsidiaries.

ACCOUNTING PERIOD

The Company utilizes a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 1995 and 1994, fell on June_30 and July
1, respectively.  In these
consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation.

INVENTORIES

Manufacturing inventories are stated at the lower of cost or net realizable value, with cost determined principally by use of the first-in, first-out method.

PLANT, EQUIPMENT, AND IMPROVEMENTS

Depreciation and amortization are computed on the straight-line and declining balance methods. The principal estimated useful lives are: buildings -
20 years; improvements - 10
years; plant, office, and other equipment - 3 to 7 years. Upon the retirement of assets, costs and the related accumulated depreciation are eliminated from the accounts and any gain or loss is included in income. Plant and equipment acquired by DDL's foreign subsidiaries are recorded net of capital grants received from the Industrial
Development Board for Northern
Ireland.

REVENUE RECOGNITION

The Company recognizes revenue upon shipment of products.

  (Continued)

                 DDL ELECTRONICS, INC. AND SUBSIDIARIES
               Notes to Consolidated Financial Statements
                  (In thousands except share amounts)

INCOME TAXES

Effective July 1, 1993, the Company adopted, on a prospective basis, Statement of Financial
Accounting Standards No._109(FAS 109), "Accounting for Income
Taxes".  FAS 109 is an
asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the
Company's financial statements or tax returns. In estimating future tax consequences, FAS
109 generally considers all expected future events other than enactments of changes in tax law or statutorily imposed rates. Previously, the Company used the FAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. Under FAS
109, the Company recognizes
to a greater degree the future tax benefits of expenses recognized in the financial statements.
There was no cumulative effect with the adoption of FAS 109.

INCOME (LOSS) PER SHARE

Primary income (loss) per share is computed by dividing net income by the weighted average number of shares of common stock outstanding and common stock equivalents. The determination of common stock equivalents assumes exercise of those outstanding stock options and warrants to purchase stock that have a dilutive effect on net income per share
(calculated by the treasury stock method). Fully diluted income per share includes the assumed conversion of the convertible subordinated debentures and warrants if the effect on income per share is dilutive.

FOREIGN CURRENCY TRANSLATION

The financial statements of DDL's Northern Ireland subsidiaries have been translated into U.S.
dollars from their functional currency, British pounds sterling, in the accompanying statements
in accordance with Statement of Financial Accounting Standards
No. 52.   Balance sheet
amounts have been translated at the exchange rate on the balance sheet date and income
statement amounts have been translated at average exchange rates in effect during the period.
The net translation adjustment is carried as a component of
stockholders' equity (deficit).

CASH EQUIVALENTS

For financial reporting purposes, cash equivalents consist primarily of money market instruments and bank certificates of deposit that have original maturities of three months or less.


  (Continued)

                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                 Notes to Consolidated Financial Statements
                    (In thousands except share amounts)


CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market instruments and trade receivables. The Company invests its excess cash in money market instruments and certificates of deposit with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one issuer. Concentrations of credit risk with respect to trade receivables exist because the
Company's electronic contract manufacturing ("ECM") and printed circuit board ("PCB") fabrication facilities rely heavily on a relatively small number of customers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.
The Company maintains reserves for potential credit losses and such losses, to date, have been within management's expectations.

CHANGES IN CLASSIFICATION

Certain reclassifications have been made to the fiscal 1994 and 1993 financial statements to conform with the financial statement presentation for fiscal
1995.  Such reclassifications had
no effect on the Company's results of operations or stockholders' equity (deficit).

Note 2 - RESTRUCTURING COSTS AND PRIVISION FOR LOSS ON DISPOSAL
OF
ASSETS

On September_1, 1994, the Company s Board of Directors approved a plan to shut-down and dispose of its A.J. Electronics, Inc. subsidiary (A.J.). In conjunction with this plan, the
Company recorded restructuring liabilities, aggregating $1,173 in the second quarter and increased its estimate in the fourth quarter to $1,533, for the expenses associated with the shut down and disposal of the assets of A.J.; including asset write-downs of $552, additional bad debt write-offs of $136, lease termination costs of $211 and all other exit costs totaling $664.
Substantially all of the operating assets of A.J. were sold on January_17, 1995 for a total consideration, in the form of cash and debt assumption, of approximately $1,041. During the year, the Company has made cash payments of $278 for restructuring related items resulting in a restructuring reserve at June_30, 1995 of $494.

The Company has an accrued liability of approximately $3,000 remaining from a restructuring charge incurred in fiscal 1992. Primary components of this reserve consist of $2,694 reserved for certain post-retirement and non-competition consulting agreements ( Agreements ) with former officers and directors of the Company and $500 originally accrued, of which $310 remained at June_30, 1995, for remediation of the Company's former Anaheim, California
PCB manufacturing facility. During fiscal 1995 amounts were added to these reserves raising the accrued Agreements reserve to $3,255 and the Anaheim remediation reserve to $810.
Increase in the Agreements reserve resulted from complete and full accrual of all potential amounts owing to all possible participants covered under the plans.

  (Continued)

                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                 Notes to Consolidated Financial Statements
                    (In thousands except share amounts)


Note 3 - ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:
                                                        June 30,
                                                   1995
1994

  Trade receivables                              $ 3,511       $
5,578
  Other receivables                                  270
555
  Less allowance for doubtful accounts              (181)
(533)
                                                  ------
------
                                                 $ 3,600       $
5,600
                                                  ======
======

Included in other receivables at June 30, 1995, and 1994 are grants due from the Industrial
Development Board for Northern Ireland ("IDB-NI") of $140 and
$214, respectively (see note
11).

Note 4 - INVENTORIES

Inventories are comprised of the following:

                                                      June 30,
                                                   1995
1994

  Raw materials                                  $ 1,634       $
3,167
  Work in process                                    710
864
  Less reserves                                     (156)
(384)
                                                  ------
------
                                                 $ 2,188       $
3,647
                                                  ======
======



                      DDL ELECTRONICS, INC. AND SUBSIDIARIES
                    Notes to Consolidated Financial Statements
                       (In thousands except share amounts)


Note 5 - FINANCING ARRANGEMENTS

LONG-TERM DEBT

Long-term debt consists of the following:

                                                         June 30,
                                                    1995
1994

  Industrial revenue bonds                        $   -         $
5,300
  Notes payable, secured by the plant and
    buildings at the Northern Ireland opera-
    tions at variable rates (9.5% at June 30,
    1995), due in 30 semiannual installments
    of principal and interest                      1,346
1,353
  Bank term loan payable                              -
6,848
  Capitalized lease obligations (note 11)            124
 880
  8 1/2% Convertible Subordinated Debentures,
    due 2008, interest payable semi-annually
    convertible at holders option at a conver-
    sion price of $10 5/8 per share at any time
    prior to maturity.  Redeemable by the Company
    at 103.4% of the principal amount during the
    12 months ended July_31, 1995 and subsequent-
    ly at prices declining to 100% at August_1,
    1998, and thereafter                           1,580
1,580
  7% Convertible Subordinated Debentures, due
    2001, interest payable semi-annually conver-
    tible at holders option at a conversion
    price of $2.00 per share at any time prior
    to maturity                                      653
 813
  Post retirement non-competition and consulting
    program (note 7)                               3,255
2,694
  Other                                              705
 926
                                                  ------
------
                                                   7,663
20,394

  Less current maturities                            633
13,524
                                                  ------
------
                                                 $ 7,030        $
6,870
                                                  ======
======
The aggregate amounts of minimum maturities of long-term debt for the indicated fiscal years
(other than capitalized lease obligations, as described in note
11) are as follows:  1996_-
$568; 1997 - $112; 1998 - $120; 1999 - $269; 2000 - $106; and
thereafter $6,364.


  (Continued)

                      DDL ELECTRONICS, INC. AND SUBSIDIARIES
                    Notes to Consolidated Financial Statements
                       (In thousands except share amounts)


During the second quarter of 1995, the Company successfully consummated an integrated plan to pay off $5,300 of 4.2% industrial revenue bonds (IRB s) due 2006 and $6,941 of
Sanwa bank term loan, interest at Sanwa s prime lending rate, due
May_1, 1995.  The
retirement of this debt was completed in conjunction with the Company s sale of certain assets of its Aeroscientific Corp. Oregon subsidiary
(Aero-Oregon) for proceeds of
approximately $9,200 in cash and the assumption by the purchaser of approximately $300 of capitalized lease obligations. As part of the pay off, Sanwa accepted a cash payment of
$4,500 in complete satisfaction of the Company s debt to Sanwa resulting in an extraordinary gain of $2,441. The sale of the Aero Oregon assets resulted in a gain of approximately
$3,317.

During 1993, pursuant to privately negotiated transactions, holders of $5,411 in principal of 7% Convertible Subordinated Debentures (CSDs) and $3,294 in principal of 8 1/2% CSDs exchanged the CSDs for units consisting of common stock and warrants to purchase common stock. The exchanges resulted in the issuance of 5,034,136 shares of common stock and
2,593,657 warrants to purchase common stock (see note 8).  On
July_31, 1993, holders of
91% of the outstanding warrants exercised such warrants generating net cash proceeds of approximately $3,445 which resulted in an extraordinary gain of approximately $6,100.

During 1995, 1994 and 1993, holders of $ 86, $61 and $119,
respectively, in principal of 7%
CSDs exchanged such CSDs for 43,000, 30,500 and 59,500 shares, respectively, of common stock pursuant to the conversion features of the related indenture. Accrued undiscounted future interest related to the converted bonds was credited to income.



  (Continued)

                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                 Notes to Consolidated Financial Statements
                     (In thousands except share amounts)

Note 6 - INCOME TAXES

Temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the U.S. deferred tax assets and liabilities relate to the following:

                                           June 30,        June 30,
                                             1995            1994

Deferred tax assets:
  Accrued employee benefits              $  1,228          1,066
  Warranty and loss reserves                  780            594
  Net operating loss carryforwards         19,890         20,358
  Other                                       148            588
                                           ------          ------
          Total gross deferred tax assets  22,046          22,606

Less valuation allowance                  (20,846)        (21,330)
                                           ------          ------
          Net deferred tax assets           1,200           1,276

Deferred tax liabilities:
  Plant and equipment, principally due to
    differences in depreciation           $ (1,200)        (1,259)
  Other                                       -               (17)
                                            ------         ------
Total gross deferred tax liabilities       (1,200)         (1,276)
                                            ------          ------

          Net deferred tax asset         $    -                -
                                            ======           ======



  (Continued)

                      DDL ELECTRONICS, INC. AND SUBSIDIARIES
                    Notes to Consolidated Financial Statements
                       (In thousands except share amounts)


The provision (benefit) for income taxes attributable to loss from continuing operations differs
from an amount computed using the statutory federal income tax rate as follows:
                                                             June 30,
                                        1995               1994          1993

  Expected statutory federal tax      $  (804)           $(2,840)     $(1,914)
  Change in valuation allowance           804              2,840        1,914
                                       ------              ------       ------
                                    $    -                $  -         $  -
                                       ======              ======       ======

Pretax income (loss) from foreign operations for fiscal 1995, 1994, and 1993 was $443,
$(5,430), $(1,959),  respectively.

Income of Irlandus Circuits Limited, one of the Company's
Northern Ireland subsidiaries, is
sheltered by United Kingdom net operating loss carryforwards (the
"NOL").  The income tax
benefit from the NOL was $- 0 -, $455, and $173, in fiscal 1995, 1994, and 1993, respectively, which, in accordance with FAS No. 109, has been treated as a reduction in the provision for income taxes. At June 30, 1995, the NOL amounted to approximately $7,800 for income tax purposes. Substantially all of these net operating losses from prior years can be carried forward by Irlandus for an indefinite period of time to reduce future taxable income. In addition, future income of DDL Electronics Limited, the Company's other
Northern Ireland operating company, is sheltered by an NOL which amounted to $3,200 for income tax purposes.

At June 30, 1995 the Company's valuation allowance was comprised mostly of NOL carryforwards generated during prior years. The valuation allowance decreased from the end of fiscal 1994 by $484, primarily due to effects of asset sales and current operations.

As of June_30, 1995, the Company has U.S. federal and state NOL carryforwards of $36,815 and $27,802, respectively, expiring in 2003 through 2010. The alternative minimum tax is imposed at a 20% rate on a corporation's alternative minimum taxable income which is determined by making statutory adjustments to a corporation's regular taxable income.
Alternative minimum tax NOL carryforwards may be used to offset only 90% of a corporation's alternative minimum taxable income. The NOL carryforward for federal alternative minimum tax purposes is approximately $28,539.

  (Continued)

                  DDL ELECTRONICS, INC. AND SUBSIDIARIES
                 Notes to Consolidated Financial Statements
                    (In thousands except share amounts)


The Company s ability to use its NOL carryforwards to offset future taxable income is subject to annual restrictions contained in the United States Internal
Revenue Code of 1986, as
amended (the Code). These restrictions act to limit the Company's future use of its NOL's following certain substantial stock ownership changes enumerated in the Code and referred to hereinafter as an ownership change . Utilization of NOLs incurred through July 1993 became limited due to an ownership change. NOLs incurred subsequent to July 1993 are not subject to limitation. The amount of the NOL carryforward subject to limitation is approximately $27,764. The annual limitation is approximately
$1,222.

No provision was made for U.S. or additional foreign taxes on undistributed earnings of the
Company's foreign subsidiaries as those earnings are reinvested.
It is not practicable to
estimate the amount of tax that might be payable on the eventual remittance of such earnings.
On remittance, the United Kingdom imposes withholding taxes that would then be available for use as a credit against the U.S. tax liability, if any, subject to certain limitations.

Note 7 - EMPLOYEE BENEFIT PLANS

The Company has a post-retirement non-competition and consulting program whereby key employees may, at the Company's discretion, be offered payment for their agreement not to compete with the Company and for consulting services to be rendered after retirement. In addition, the former employee must agree to be supportive of the Company and to refrain from any actions or statements that are adverse to the Company's interest. The non-competition and consulting period is typically 10 years, commencing at date of retirement. Consideration is paid in equal installments over 120 months. Future payments to retirees pursuant to this plan have been accrued with additional amounts recorded in 1995 for an added participant and to increase the reserve for director emeritus fees and contract costs.
Amounts owing are included in long-term debt (see note 5).  The
Company and the program
participants have agreed to defer payments made under the program due to the Company's deteriorating cash position. Interest at prime rate is accrued quarterly on deferred amounts.
Program payments will resume at such time as the Board of Directors determines that the
Company's cash position can support further payments.


  (Continued)
<PAGE
                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                 Notes to Consolidated Financial Statements
             (In thousands except share and per share amounts)



Note 8 - STOCKHOLDERS' EQUITY

STOCK OPTION PLANS

The 1993 Stock Incentive Plan and the 1993 Non-employee Stock
Option Plan (the 1993
Plans) provide for the granting to employees and directors of incentive stock options, and for granting of non-statutory stock options to directors and consultants. Subject to the discretion of the Board of Directors, options granted under the 1993 Plans generally vest and become exercisable at the rate of 1/3 per year and have a 10 year term.
The 1993 Non-employee
Stock Option Plan was terminated in fiscal 1995.

The exercise price of all incentive stock options granted under the 1993 Plans must be equal to the fair market value of the shares on the date of grant. The exercise price of all non-statutory stock options granted under the 1993 Plans must be at least 85% of the fair market values of the shares on the date of grant.

Activity under the 1993 Plans for years 1993, 1994 and 1995 is as follows:

                                                Shares
Price per share

Shares under option, June 30, 1992            1,302,937        $
 .50  -  $ 7.12

Granted                                         738,072
 .50  -    2.38
Forfeited                                      (335,416)
 .69  -    7.12
Exercised                                       (22,000)
 .69  -     .69
                                              ---------
-----      -----
Shares under option, June 30, 1993            1,683,593
 .50  -    4.88

Granted                                         501,973
 .50  -    1.88
Forfeited                                      (225,810)
 .69  -    4.88
Exercised                                       (95,190)
 .69  -    1.38
                                              ---------
-----      -----
Shares under option, June 30, 1994            1,864,566
 .50  -    4.88

Granted                                         120,000
1.13  -    1.38
Forfeited                                      (177,500)
1.38  -    2.38
Exercised                                      (450,447)
 .50  -    1.06
                                              ---------
-----      -----
Shares under option, June 30, 1995            1,356,619        $
 .50  -  $ 4.88
                                              =========
=====      =====

At June 30, 1995, options for 1,240,230 shares were exercisable and there were 308,027 shares available for future grants.


  (Continued)

                 DDL ELECTRONICS, INC. AND SUBSIDIARIES
               Notes to Consolidated Financial Statements
            (In thousands except share and per share amounts)


Series A Participating Junior Preferred Stock Purchase Rights
-------------------------------------------------------------

1,000 preferred stock purchase rights, which may be exercised to purchase one-hundredth of a share of Series A Participating Junior Preferred Stock at a purchase price of $30.00, subject to adjustment, are outstanding at June_30, 1995. The rights may be exercised only after commencement or public announcement that a person (other than a person receiving prior approval from the Company) has acquired or obtained the right to acquire 20% or more of the Company's outstanding common stock. The rights, which do not have voting rights, may be redeemed by the Company at a price of $.01 per right within ten days after the announcement that a person has acquired 20% or more of the outstanding common stock of the Company and the redemption period may be extended under certain circumstances. In the event that the Company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right shall have the right to receive that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the right.
150,000 shares of Series A
Junior Participating Preferred Stock, $1.00 par value are authorized.

Warrants
--------

The following warrants are outstanding at June_30, 1995:

      1. 223,500 warrants to purchase common stock at $2.25 per share until August 1,
1995. In July, 1995, the Board of Directors approved a change in exercise price to $1.42 per share and extended the exercise period to December_29, 1995. The
Company can accelerate
the termination date of the warrants if the average closing market price of the common stock for 10 business days within any 20 business day trading period is at least $3.00 per share.
The warrants are separately tradable.

      2. 100,000 warrants to purchase common stock at $1.31 per share until May_24, 1997.



  (Continued)

                      DDL ELECTRONICS, INC. AND SUBSIDIARIES
                    Notes to Consolidated Financial Statements
                        (In thousands except share amounts)


Note 9 - INFORMATION RELATING TO CONCOLIDATED STATEMENTS OF CASH
FLOWS

"Net cash provided (used) by operating activities" includes cash payments for interest:

                                               June 30,
                                       1995        1994       1993

  Interest paid                     $   883     $1,100    $ 1,220

"Net decrease in operating working capital" is comprised of the following (changes in operating working capital accounts may not equal differences derived by comparing balance sheet accounts due to fluctuations in the exchange rate between reported balance sheet dates):

                                                             June 30,
                                                    1995       1994       1993

  Decrease in accounts receivable                 $ 2,030     $3,604    $ 2,077
  (Increase) decrease in inventories                1,504      3,404     (1,423)
  (Increase) decrease in prepaid expenses              62        881       (574)
  Increase (decrease) in accounts payable             111     (4,678)       793
  Increase (decrease) in accrued payroll
    and employee benefits                            (406)      (178)       130
  Increase (decrease) in other liabilities            708       (385)      (907)
                                                   ------     ------     ------
          Net decrease                            $ 4,009     $2,648    $    96
                                                   ======     ======     ======

Supplemental schedule of non-cash investing and financing activities:

                                                             June 30,
                                                    1995       1994       1993

  Capital expenditures financed by lease
    obligations                                   $    96     $   94    $   124
  7% CSDs converted to equity                          86         61        119
  Market Value of equity and warrants
    exchanged for 7% and 8 1/2% CSDs                   -           -      5,817
  Reduction of long-term debt resulting
    from exchanges of CSDs                             -           -     12,191
  Conversion of preferred stock for
    common stock                                        3          -         -


  (Continued)

                      DDL ELECTRONICS, INC. AND SUBSIDIARIES
                    Notes to Consolidated Financial Statements
                       (In thousands except share amounts)


Note 10 - DISCONTINUED OPERATIONS

Communications Business

The Company's Catel Telecommunications, Inc. ("Catel") subsidiary, which was engaged in the manufacture of broadband telecommunications equipment for the cable television and telecommunication markets, was sold effective June 30, 1993.
Operating results for this
discontinued business is excluded from the Consolidated Statement of Operations to present separately the results of continuing operations. The results for this entity are summarized as follows:

                                                                  June 30, 1993
    Net sales
                                                                      $ 5,374
                                                                       ======
  Loss from operation of discontinued subsidiary                     $  (769)
  Offset of discontinued subsidiary loss                                 769
  Gain on disposal of discontinued operation                             603
                                                                       ------
                                                                     $   603
                                                                       ======

Note 11 - Commitments and Contingencies

Future minimum lease payments at June 30, 1995, were as follows:

                                                     Capital     Operating
                                                       leases     leases

  Fiscal 1996                                         $    78     $    71
  Fiscal 1997                                              91          77
  Fiscal 1998                                              17          53
                                                        -----       -----
          Total                                       $   186     $   201
                                                        =====       =====

The present value of future minimum capital lease payments at June 30, 1995, was $124.
The capitalized cost of the related assets (primarily plant equipment), which are pledged as security under the leases, was $359 and $1,522 at June 30, 1995, and 1994, respectively.
Accumulated amortization on assets under capital leases amounted to $237 and $767 at June
30, 1995 and 1994, respectively.


  (Continued)

                      DDL ELECTRONICS, INC. AND SUBSIDIARIES
                    Notes to Consolidated Financial Statements
                       (In thousands except share amounts)


Rental expense for operating leases amounted to $238, $478, and $363, for fiscal 1995, 1994, and 1993, respectively. The Company's principal operating leases are renewable at the fair rental value on the expiration dates.

Through June 30, 1995, the IDB-NI has reimbursed the Company for qualifying capital expenditures and for certain employment and interest costs in the aggregate amount of $6,073.
Approximately $3,486 of the government grants received by the Company remain subject to repayment terms if goals as to growth and employment levels are not achieved and maintained.

Federal, state, and local provisions relating to the protection of the environment affect the
Company's printed circuit board fabrication operations.  The
Company's printed circuit board
plants generate hazardous waste, some of which is treated on site and some of which is removed from the Company's facilities and disposed of elsewhere by arrangement with the owners or operators of disposal sites. The Company's
Aeroscientific-Anaheim subsidiary has
received notice from the United States Environmental Protection
Agency that it is regarded as
a potentially responsible party ("PRP") under federal environmental laws in connection with a waste disposal Site known as the "Stringfellow Superfund site" in Riverside County,
California, which is presently being considered by governmental authorities for remediation.
Aeroscientific has been named as a third party defendant by other
PRPs in a case brought by
the United States Government concerning this site.
Aeroscientific has also been named as a
defendant together with a large number of PRPs in a civil action filed by the residents and homeowners adjacent to the Stringfellow site. The information developed during discovery and investigation thus far indicates that Aeroscientific supplied relatively small amounts of waste to the site as compared to the many other defendants. As part of the currently proposed Settlement Agreement, small polluters would pay a fixed amount plus an amount that varies based on volume of material dumped at the site.
Under these guidelines, the
Company's probable liability will be $120. Final settlement and timing of payment are currently indeterminable, and no assurances can be given that any settlement will be achieved.
The Company, however, has accrued a sufficient liability to cover the proposed settlement as of fiscal year end 1995. Any further remedial costs or damage awards in these cases may be significant and management believes that the Company's allocated share of such costs or damages could have a material adverse effect on the Company's business or financial condition. The actions are still in the pre-trial and discovery stages and a prediction of outcome is difficult. There is, as in the case of most environmental litigation, the theoretical possibility of joint and several liability being imposed upon Aeroscientific for damages which may be awarded. Total estimated cleanup costs for the Stringfellow site have been estimated at $600,000. The Company's possible range of liability is indeterminable, and the reliability and precision of estimated cleanup costs are subject to a myriad of factors which are not currently measurable.


  (Continued)

                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                 Notes to Consolidated Financial Statements
                    (In thousands except share amounts)


The Company is aware of certain chemicals that exist in the ground at its previously leased facility at 1240-1244 South Claudina Street, Anaheim, California.
The Company has notified
the appropriate governmental agencies and is proceeding with remediation and investigative studies regarding soil and groundwater contamination. The
Company believes that it will be
required to implement a continuing remedial program for the site, the cost of which is currently unknown. The installation of water and soil extraction wells was completed in
August 1994. A plan for soil remediation was completed about the same time and was submitted to regulatory authorities. The full extent of potential ground water pollution could not be determined given preliminary estimates. The Company retained the services of
Harding Lawson and Associates in May of 1995 to begin the vapor extraction of pollutant from the soil and to perform exploratory hydro-punch testing to determine the full extent and cost of the potential ground water contamination. These processes are in their preliminary stages and a complete and accurate estimate of the full and potential costs cannot be determined at this time. The Company believes that the resolution of these matters will require a significant cash outlay. Initial estimates form
Harding Lawson indicate that it could
cost as much as $3,000 to fully clean-up the site and take over ten years to complete. The
Company and Aeroscientific Corp. entered into an agreement to share the costs of environmental remediation with the landlord at the Anaheim facility. Under this agreement, the Company is obligated to pay 80% of the site s total remediation costs up to $725 (i.e., up to the Company s share of $580) with any costs above $725 being shared equally between the company and the landlord. To date the Company has paid $239 as its share of the remediation costs. The Company has accrued $810 in the accompanying balance sheet associated with this environmental remediation, which represents its estimated share of the future discounted remediation costs.

Other than the environmental litigation described above, the Company is involved in additional litigation matters resulting from the ordinary course of business. At the current time, management believes that all such additional actions, in the aggregate, will not have a material adverse effect on the Company.


                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                 Notes to Consolidated Financial Statements
                    (In thousands except share amounts)


Note 12 - BUSINESS SEGMENT AND GEOPRAPHIC INFORMATION

The Company operates in one primary industry segment providing
ECM and PCB fabrication
services principally to the computer, communications,
instrumentation, and medical equipment
markets. Sales, operating income, and identifiable assets by geographic area are as follows:
                                                            June 30,
                                                 1995        1994         1993

  Sales:
    United States                              $ 8,765     $27,571      $33,453
    Northern Ireland                            20,811     20,958       24,430
                                                ------     ------       ------
          Total                                $29,576     $48,529      $57,883
                                                ======     ======       ======

  Income/loss from operations:
    United States                              $(2,927)    $(5,979)     $(4,402)
    Northern Ireland                               561      (2,375)      (1,228)
                                                ------       ------       ------
          Total                                $(2,366)    $(8,354)     $(5,630)
                                                ======       ======       ======

  Identifiable assets:
    United States                              $ 1,003     $12,990      $14,601
    Northern Ireland                            11,587     10,268       19,138
                                                ------     ------       ------
          Total                                $12,590     $23,258      $33,739
                                                ======     ======       ======

Sales by A.J. Electronics to Dataproducts Corporation accounted for approximately 13.0% and
13.3% of sales in 1994 and 1993, respectively.



                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements
              (In thousands except share and per share amounts)

Note 13 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                 Quarters ended

-------------------------------------------------
                              September 30   December 31   March 31     June 30      Total

Fiscal 1995

Sales                             $ 8,940        $ 7,654      $6,079      $ 6,903    $ 29,576
                                   ======         ======      ======       ======     =======

Income (loss) from
  continuing operations            (2,862)         2,145         167       (1,816)     (2,366)
Extraordinary item-gain on
  debt extinguishment                  -           2,441          -            -        2,441
                                   ------         ------      ------       ------      ------
Net income (loss)                 $(2,862)       $ 4,586      $  167      $(1,816)    $    75
                                   ======         ======      ======       ======      ======

Income (loss) per share:
  Continuing operations            $(0.19)        $ 0.13       $0.01       $(0.11)     $(0.15)
  Extraordinary item                   -            0.15          -            -         0.15
                                    -----          -----       -----        -----       -----
        Total                      $(0.19)        $ 0.28       $0.01       $(0.11)       0.00
                                    ======         =====       =====        =====       =====

Fiscal 1994

Sales                             $14,249        $13,920     $11,343      $ 9,017     $48,529
                                   ======         ======     ======       ======      ======

Net loss                          $(1,569)       $(2,324)    $(2,142)     $(2,319)    $(8,354)
                                   ======         ======     ======       ======      ======

Loss per share
  Net loss                         $(0.11)        $(0.15)     $(0.14)      $(0.15)     $(0.55)
                                    =====          =====      =====        =====       =====



                       DDL ELECTRONICS, INC. AND SUBSIDIARIES
                           Market and Dividend Information



The Company's common shares are traded on the New York Stock and Pacific Stock
Exchanges (ticker symbol DDL). The high and low closing sales prices for the common stock for the last two fiscal years, as reported in the New York
Stock Exchange Composite
Transactions, are set forth in the following table.

                                        Fiscal 1995           Fiscal 1994
                                       High      Low         High      Low

1st Quarter                           1-7/8       1         2-5/8    1-5/8

2nd Quarter                           2-1/2       1         1-7/8       1

3rd Quarter                           1-1/2       1             2    1-1/8

4th Quarter                              2     1-1/8        1-3/8      3/4

There were approximately 1,567 stockholders of record at September 15, 1995.

The Company's warrants are traded on the Over the Counter (OTC)
Bulletin Board (ticker
symbol DDLBW).

The Company suspended dividend payments effective March 31, 1989.
A resumption of
dividend payments is not anticipated in the foreseeable future.


                           Form 10-K Annual Report

-----------------------------------------------------------------
---------------------------

A copy of the Form 10-K annual report filed with the Securities and Exchange Commission
(without exhibits) may be obtained free of charge upon written request to DDL Electronics,
Inc., Tigard, Oregon  97223.








              DDL ELECTRONICS, INC. AND SUBSIDIARIES

DIRECTORS, CORPORATE OFFICERS, OPERATING UNITS AND OTHER
INFORMATION

DIRECTORS
---------
Philip H. Alspach
President, Intercon, Inc.
Irvine, California

Melvin Foster
Lawyer, Member of Massachusetts State Bar
Boston, Massachusetts
Audit Committee

Don A. Raig
Interim President and
Chief Operating Officer
DDL Electronics, Inc.
Tigard, Oregon

Bernee D. L. Strom
President and CEO, USA Digital Radio
Chicago, Illinois
Audit Committee

Erven Tallman
Acting Chairman of the Board
and Chief Executive Officer,
DDL Electronics, Inc.
Tigard, Oregon
Compensation Committee

Rob Wilson
Interim Vice President,
DDL Electronics, Inc.
Tigard, Oregon
Compensation Committee

CORPORATE OFFICERS
------------------
Erven Tallman
Acting Chairman of the Board
and Chief Executive Officer

Don A. Raig
Interim President and
Chief Operating Officer

Rob Wilson
Interim Vice President

C.L. Haslam
Secretary

OPERATING UNITS
---------------
DDL Electronics Limited
Craigavon, Northern Ireland

Irlandus Circuits Limited
Craigavon, Northern Ireland


TRANSFER AGENT AND REGISTRAR
----------------------------
AMERICAN STOCK TRANSFER &
TRUST CO.
40 Wall Street
New York, New York  10005

INDEPENDENT AUDITORS
--------------------
KPMG PEAT MARWICK LLP
Portland, Oregon

LEGAL COUNSEL
-------------
C. L. Haslam
4620 Sedgwick Street NW
Washington, DC 20016

Parker, Poe, Adams & Bernstein, LLP
2500 Charlotte Plaza
Charlotte, North Carolina  28244
