Form 10-K, Exhibit 13
period 1996-06-30
DDL ELECTRONICS INC
filed 1996-10-11
CIK 26987

[1996 ANNUAL REPORT TO STOCKHOLDERS]



                     DDL ELECTRONICS, INC. AND SUBSIDIARIES
                               FINANCIAL SUMMARY
                    (In thousands except per share amounts)




                                 Year Ended June 30
                    --------------------------------------------
                    1996      1995      1994      1993      1992
                    ----      ----      ----      ----      ----

Sales             $33,136   $29,576  $ 48,529  $ 57,883  $ 58,516

Operating Loss     (1,167)   (4,970)   (6,948)   (5,067)  (22,703)

Extraordinary
 Item               2,356     2,441       -       6,100       -

Net Income (Loss)   1,598        75    (8,354)    1,073   (22,305)

Earnings (Loss)
 Per Share         $  .09    $  .00   $ ( .55)  $   .10   $ (3.34)










DESCRIPTION OF BUSINESS

     DDL Electronics, Inc. provides customized, integrated electronic manufacturing services ("EMS") to original equipment manufacturers ("OEMs") in the computer, telecommunications, instrumentation, medical, industrial and aerospace industries. The Company also fabricates multilayer printed circuit boards ("PCBs") for use primarily in the computer, communications and instrumentation industries. The Company's EMS operations are located in Southern California and Northern Ireland. Its PCB facilities are located in Northern Ireland.

To Our Stockholders:

     These are very exciting times at DDL Electronics, Inc. With the introduction of our new management team and the acquisition of SMTEK, Inc., a world class electronic manufacturing services (EMS) provider, DDL is poised for continued revenue growth and improved earnings. DDL's difficult history is well known and has presented some interesting challenges for the new management team. A turnaround is clearly underway and we are on track with our revitalization effort and rapid expansion into the EMS market.

     For fiscal 1996, revenues were $33,136,000, an increase of 60% over pro forma revenues for fiscal 1995 of $20,811,000 (after excluding 1995 sales of divested operations). DDL's balance sheet was strengthened considerably during fiscal 1996, and we ended the year with stockholders' equity at its highest level in nearly five years. And earlier this month we obtained a $2.5 million bank line of credit for U.S. working capital requirements.

     Investment in equipment and facilities has made our operating units capable of performing at a sales level several times greater than current revenues. We are strengthening our sales and marketing efforts in both the U.S. and Europe to take advantage of this available capacity. As we increase the use of these facilities, we expect to see improvement in profitability at each operating unit. Also encouraging is the fact that the European printed circuit board market is emerging from a five-month downturn.

     Strong bookings and bidding activity in the first quarter of fiscal 1997 bode well for improved operating performance. At the end of this latest quarter, total backlog exceeded $22 million. Growth in backlog is due to strong market demand and a focus on key customer partnerships, with a concerted effort to achieve total customer satisfaction. Repeat business is becoming our greatest source of new bookings. Growth in backlog has been accompanied by shortened cycle times and improved on-time delivery performance, which has accelerated the conversion of backlog into revenue.

     We are diligently pursuing strategic acquisitions in order to increase our purchasing power and more effectively utilize our capabilities in the areas of product engineering, design and test engineering. We are also taking steps to increase the degree of vertical integration between the Company's EMS and PCB operations, which should improve overall profitability.

     In the last six months, we have improved internal performance measures, implemented a business team approach to managing contracts and initiated employee motivation programs, the cumulative effect of which has been to strengthen our ability to provide high quality product engineering, design, automated production and post-production support services.

     Looking ahead, we will focus on a broad spectrum of operational improvements, including implementing paperless purchasing transactions and electronic data interchange with suppliers and customers, enhancing existing production tracking systems and statistical process controls, and developing more automated job cost accounting systems and tighter controls over material flows.

     We are excited about the market demand for EMS and PCBs worldwide.
The Company has a diverse customer base, strong backlog, modern equipment, dedicated staff and an international presence. We are committed to meeting or exceeding customers' expectations, which we consider to be essential to enhancing shareholder value.


 /s/ GREGORY L. HORTON
Chairman, CEO and President
October 10, 1996

                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                         FIVE-YEAR FINANCIAL SUMMARY
                   (In thousands except per share amounts)

                                            Year ended June 30
                               --------------------------------------------
OPERATING DATA                 1996      1995      1994      1993      1992
                               ----      ----      ----      ----      ----
Sales                       $ 33,136  $ 29,576  $ 48,529  $ 57,883  $ 58,516

Costs and expenses:
 Cost of goods sold           29,494    26,516    47,860    55,052    57,688
 Administrative and
  selling expenses             4,175     6,497     7,617     7,898     9,692
 Goodwill amortization           634        -         -         -         -
 Restructuring charges            -      1,533        -         -     13,839
                              ------    ------    ------    ------    ------
Total costs and expenses      34,303    34,546    55,477    62,950    81,219
                              ------    ------    ------    ------    ------
Operating loss                (1,167)   (4,970)   (6,948)   (5,067)  (22,703)

Non-operating income(expense):
 Investment income               246       109       168       280       639
 Interest expense               (911)     (883)   (1,110)   (1,107)   (1,830)
 Gain on sale of assets           -      3,317         2       264     1,589
 Earthquake expenses              -         -       (500)       -         -
 Other income (expense), net     (36)       61        34        -         -
                              ------    ------    ------    ------    ------
Total non-operating
 income (expense)               (701)    2,604    (1,406)     (563)      398
                              ------    ------    ------    ------    ------
Loss from continuing
 operations before
 income taxes                 (1,868)   (2,366)   (8,354)   (5,630)  (22,305)

Income tax benefit             1,110        -         -         -         -
                              ------    ------    ------    ------    ------
Loss from continuing
 operations                     (758)   (2,366)   (8,354)   (5,630)  (22,305)

Income (loss) from
 discontinued operations,
 less applicable income
 taxes                            -         -         -        603        -
                              ------    ------    ------    ------    ------
Loss before extraordinary
 item                           (758)   (2,366)   (8,354)   (5,027)  (22,305)

Extraordinary item - Gain
 on debt extinguishment        2,356     2,441        -      6,100        -
                              ------    ------    ------    ------    ------
Net income (loss)            $ 1,598   $    75   $(8,354)  $ 1,073  $(22,305)
                              ======    ======    ======    ======    ======


Earnings (loss) per share:
 Primary:
   Continuing operations      $(0.04)   $(0.15)   $(0.55)   $(0.56)   $(3.34)
   Discontinued operations        -         -         -       0.06        -
   Extraordinary item           0.13      0.15        -       0.60        -
                               -----     -----     -----     -----     -----
       Total                  $ 0.09    $   -     $(0.55)   $ 0.10    $(3.34)
                               =====     =====     =====     =====     =====
 Fully diluted:
   Continuing operations      $(0.03)   $(0.15)   $(0.55)   $(0.37)   $(3.34)
   Discontinued operations        -         -         -       0.04        -
   Extraordinary item           0.12      0.15        -       0.42        -
                               -----     -----     -----     -----     -----
       Total                  $ 0.09    $   -     $(0.55)   $ 0.09    $(3.34)
                               =====     =====     =====     =====     =====


                                                 June 30
                                ------------------------------------------
BALANCE SHEET DATA             1996      1995      1994      1993      1992
                               ----      ----      ----      ----      ----
Current assets               $15,493   $ 8,876   $12,018   $20,085   $23,116

Current liabilities          $11,979   $ 8,904   $21,277   $14,289   $16,950

Working capital (deficit)    $ 3,514   $   (28)  $(9,259)  $ 5,796   $ 6,166

Current ratio                    1.3       1.0       0.6       1.4       1.4

Total assets                 $28,087   $12,590   $23,258   $33,739   $46,626

Long-term debt               $10,935   $ 7,030   $ 6,870   $20,393   $35,959

Stockholders' equity
  (deficit)                  $ 5,173   $(3,344)  $(4,889)  $  (943)  $(6,283)

Equity (deficit)
   per share                 $  0.22   $ (0.21)  $ (0.34)  $ (0.08)  $ (0.92)

Shares outstanding (000s)     22,999    16,063    14,469    11,973     6,863

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS


Introductory Statement

     The Company provides customized, integrated electronic manufacturing services ("EMS") to original equipment manufacturers ("OEMs") in the computer, telecommunications, instrumentation, medical, industrial and aerospace industries. The Company also fabricates multilayer printed circuit boards ("PCBs") for use primarily in the computer, communications and instrumentation industries. The Company's EMS operations are located in Southern California and Northern Ireland. Its PCB facilities are located in Northern Ireland.

     The Company entered the EMS business by acquiring its domestic EMS operations in 1985 and by organizing its European EMS operations in 1990. Since 1985, the Company has made substantial capital expenditures in its Northern Ireland EMS and PCB fabrication facilities. In fiscal 1995, the Company liquidated or sold all assets associated with its PCB and ECM operations in the United States.

     In January 1996, as the first step toward rebuilding a domestic presence in the EMS industry, the Company acquired SMTEK, Inc. ("SMTEK"), a provider of integrated electronic manufacturing services. SMTEK specializes in the design and manufacture of complex printed circuit board assemblies and modules utilizing surface mount technology ("SMT") for sale to government-related and commercial customers.

     Historically, DDL was a diversified holding company with operations in the areas of EMS and PCB fabrication, broadband communications equipment and other businesses. In the past several years, the Company focused its activities in the area of advanced EMS and PCB fabrication. During fiscal 1995 the Company sold substantially all the assets of its U.S. EMS and PCB operations. The sales enabled the Company to pay off senior debt, thereby reducing the Company's future financing costs.

     The Company has incurred operating losses in recent years. These operating losses amounted to $1,167,000, $4,970,000 and $6,948,000 in the fiscal years ended June 30, 1996, 1995 and 1994, respectively. Although the Company had net income for the years ended June 30, 1996 and 1995 of $1,598,000 and $75,000, respectively, fiscal 1996's net income included an extraordinary gain of $2,356,000 and an income tax benefit of $1,110,000, while fiscal 1995's net income included an extraordinary gain of $2,441,000 and a gain of on sales of assets of $3,317,000.


Results of Operations

    The following table sets forth the Company's sales and other operating data as percentages of revenues:

                                          Year Ended June 30
                                       -----------------------
                                       1996     1995      1994
                                       ----     ----      ----

Sales                                 100.0%    100.0%    100.0%
Cost of goods sold                     89.0      89.7      98.6
                                      -----     -----     -----
Gross profit                           11.0      10.3       1.4

Administrative and selling expenses    12.6      21.9      15.7
Goodwill amortization                   1.9        -         -
Restructuring charges                    -        5.2        -
                                      -----     -----     -----
Operating loss                         (3.5)    (16.8)    (14.3)

Investment income                        .8        .4        .3
Interest expense                       (2.8)     (3.0)     (2.3)
Gain on sale of assets                   -       11.2        -
Earthquake expenses                      -         -       (1.0)
Other income (expense), net             (.1)       .2        .1
                                      -----     -----     -----
Loss before income taxes               (5.6)     (8.0)    (17.2)

Income tax benefit                      3.3        -         -
                                      -----     -----     -----
Loss before extraordinary item         (2.3)     (8.0)    (17.2)

Extraordinary item - Gain on
 debt extinguishment                    7.1       8.3        -
                                      -----     -----     -----
Net income (loss)                       4.8%       .3%    (17.2)%
                                      =====     =====     =====

Earnings (loss) per share:
  Loss before extraordinary
   item                              $(0.04)   $(0.15)   $(0.55)
  Extraordinary item                   0.13      0.15        -
                                       ----      ----      ----
                                     $ 0.09    $   -     $(0.55)
                                       ====      ====      ====


     During fiscal 1995, the Company closed the operations of its A.J. Electronics, Inc. subsidiary ("A.J."). The Company recorded restructuring charges of $1,533,000 for the costs associated with the shut down and disposal of the assets of A.J., including asset write-downs of $552,000, additional bad debt write-offs of $136,000, lease termination costs of $211,000 and all other exit costs totaling $634,000. Substantially all of the operating assets of A.J. were sold in January 1995 for total consideration, in the form of cash and debt assumption, of approximately $1,041,000.


     In December 1994, the Company sold essentially all the assets of its Aeroscientific Oregon subsidiary ("Aero Oregon") for proceeds of approximately $9,200,000 in cash and the assumption by the purchaser of approximately $300,000 of capitalized lease obligations, which resulted in a gain of $3,317,000. With the proceeds of this sale, the Company paid off $5,300,000 of industrial revenue bonds and settled a $6,941,000 bank term loan for a cash payment of $4,500,000, which resulted in an extraordinary gain on debt extinguishment of $2,441,000.

     Following are the Company's unaudited pro forma consolidated operating results for the years ended June 30, 1995 and 1994, which exclude the operations of Aero Oregon and A.J., the gain on sale of Aero Oregon's assets and the A.J. restructuring charges, as compared with actual operating results for the year ended June 30, 1996 (in thousands):
                                          Year ended June 30
                                   -------------------------------
                                   1996         1995          1994
                                   ----         ----          ----
                                             (Pro forma)   (Pro forma)

Sales                             $33,136      $20,811       $20,958
                                   ------       ------        ------
Cost of goods sold                 29,494       17,873        19,653
Administrative and
 selling expenses                   4,175        5,062         4,214
Goodwill amortization                 634           -             -
                                   ------       ------        ------
Total costs and expenses           34,303       23,037        23,867
                                   ------       ------        ------
Operating loss                     (1,167)      (2,226)       (2,909)
Non-operating expense, net           (701)        (538)         (641)
                                   ------       ------        ------
Loss before income taxes           (1,868)      (2,764)       (3,550)
Income tax benefit                  1,110           -             -
                                   ------       ------        ------
Loss before extraordinary item       (758)      (2,764)       (3,550)
Extraordinary item - Gain on
 debt extinguishment                2,356        2,441            -
                                   ------       ------        ------
Net income (loss)                 $ 1,598      $  (323)      $(3,550)
                                   ======       ======        ======

Fiscal 1996 vs. 1995

     Sales for fiscal 1996 were $33,136,000, compared to $29,576,000 for fiscal 1995. Included in fiscal 1995 sales are revenues from A.J. and Aero Oregon. A.J.'s operations were discontinued and ultimately liquidated in fiscal 1995, and Aero Oregon's manufacturing facility and related assets were sold in December 1994. Aero Oregon and A.J. represented $8,765,000 of fiscal 1995 sales. After giving effect to a pro forma adjustment to exclude sales of Aero Oregon and A.J. from prior year's revenues, sales in fiscal 1996 increased $12,325,000 over sales of fiscal 1995. Of this increase, $8,668,000 represents revenues of SMTEK, which was acquired in January 1996. Sales growth at DDL Electronics, Ltd. ("DDL-E") accounted for most of the remaining increase in consolidated sales. DDL-E added several new turnkey customers that have contributed to sales growth in fiscal 1996 and have reduced the relative volume of sales made on a consignment basis. For "turnkey" sales, DDL-E provides all materials, labor and equipment associated with producing the customers' products, while "consigned" sales are those in which the customers furnish the materials and DDL-E provides only the labor and equipment to manufacture the product. Material costs typically represent about 70% of the turnkey method's sales price. Thus, a shift in order mix from consigned to turnkey can result in higher sales but lower gross profit margins.

     Gross profit (sales less cost of goods sold) for fiscal 1996 improved by $582,000 compared to fiscal 1995. The acquisition of SMTEK in January 1996 accounted for $1,600,000 of the increase, offset by a decline in gross profit of the Northern Ireland operations of approximately $800,000. Gross profit as a percentage of sales declined from 14.1% (on a pro forma basis without Aero Oregon and A.J.) for fiscal 1995 to 11.0% for fiscal 1996. DDL-E's gross profit declined by $705,000, and its gross profit as a percentage of sales declined from 14.5% in fiscal 1995 to 5.9% in fiscal 1996 due to a decrease in consignment sales and an increase in turnkey sales volume. Also, the cost of direct materials as a percent of turnkey sales in fiscal 1996 was higher than in fiscal 1995. An increase in the number of production employees handling the higher sales volume and additional costs incurred for previously deferred equipment maintenance further contributed to the decline in DDL-E's gross profit percentage. Gross profit of Irlandus Circuits Limited ("Irlandus") decreased by $88,000 and its gross profit percentage declined from 12.7% to 11.4% from 1995 to 1996. Irlandus' gross profit declined primarily due to changes in product mix.

     The operating loss for fiscal 1996 improved by $3,803,000, from a loss in fiscal 1995 of $4,970,000 to a loss of $1,167,000 in fiscal 1996. The fiscal 1996 operating loss includes goodwill amortization expense of $634,000 arising from the acquisition of SMTEK in January 1996. On a pro forma basis, after giving effect to the exclusion of Aero Oregon and A.J. from fiscal 1995 operating results, the improvement in the operating loss was $1,059,000. A substantial portion of fiscal 1995's operating costs were attributable to accrual of restructuring charges associated with the discontinuance of A.J.'s operations and disposal of its assets. The restructuring charge of $1,533,000 in fiscal 1995 was comprised of a writedown of assets to liquidation value, accrual of expected lease termination costs and provision for operating expenses through A.J.'s ultimate and final disposal.

     Net non-operating income (expense) declined from $2,604,000 in fiscal 1995 to ($701,000) in fiscal 1996. This change is attributable principally to a non-recurring gain of $3,317,000 on the sale of assets of Aero Oregon in fiscal 1995.

     During fiscal 1996, the Company recognized an income tax benefit associated with its application for federal tax refunds as permitted under section 172(f) of the Internal Revenue Code. In the aggregate, the Company applied for federal tax refunds of $2,175,000, net of costs associated with applying for such refunds. Through June 30, 1996, the Company had received $1,871,000 of net refunds plus interest on such refunds of $106,000, and has recognized as an income tax benefit $1,110,000 net of certain expenses. Because of the possibility that the tax returns underlying these refunds may be subject to audit by the Internal Revenue Service and a portion of the refunds disallowed, the Company has not yet recognized a tax benefit for the remainder of the refunds received to date, or for the refunds still expected to be received. Nonetheless, the Company feels that its claim for refund and carry back of net operating losses can be substantiated and is supported by law, and that the Company will ultimately collect and retain a substantial portion of the refunds applied for.

     For fiscal 1995, the loss before extraordinary item was $2,366,000, or ($0.15) per share. On a pro forma basis, excluding the non-recurring gain on sale of assets and the operations of A.J. and Aero Oregon, fiscal 1995 would have shown a loss before extraordinary item of $2,764,000. For fiscal 1996, the loss before extraordinary item was $758,000, or ($0.04) per share, which includes the effect of the $1,110,000 income tax benefit discussed above.

     Net income for fiscal 1996 was $1,598,000, or $0.09 per share, compared to $75,000, or $0.00 per share, for fiscal 1995. Net income for fiscal 1996 includes an extraordinary gain on debt extinguishment of $2,356,000 associated with the reduction of the Company's outstanding obligations to certain former officers, employees and directors in March 1996, as further described in Note 6 to the accompanying consolidated financial statements. Net income for fiscal 1995 includes an extraordinary gain on debt extinguishment of $2,441,000 associated with the retirement of the Company's senior bank debt in December 1994.

Fiscal 1995 vs. 1994

     Sales for fiscal 1995 were $29,576,000, a decrease of $18,953,000 from fiscal 1994. The reduction in sales resulted from the closure of A.J.'s operations in November 1994 and the sale of Aero Oregon's facility in December 1994. Approximately $13,550,000 and $5,256,000 of the decline in sales was due to the reduced business volume at A.J. and Aero Oregon, respectively. After giving effect to the pro forma adjustment of sales for fiscal years 1995 and 1994 to eliminate A.J. and Aero Oregon, sales declined by $147,000. Gross profit improved by $2,391,000 to $3,060,000 or, as a percentage of sales, to 10.3% in 1995 from 1.4% in 1994. The low gross profit percentage in fiscal 1994 was the result of disruptions to A.J.'s EMS operations caused by the Los Angeles earthquake in January 1994, and by the Company's decision to seek high volume, low margin orders in an effort to fill its PCB facilities during fiscal 1994. Subsequently, the Company refocused its PCB business to concentrate on higher margin, quick-turn prototype boards.

     A.J.'s continuing operations were severely damaged by the 1994 Los Angeles earthquake. After the earthquake A.J. met its existing customer commitments, but lost new business from existing customers and potential customers while the plant was being reconstructed. Because of A.J.'s substantial decline in business, cash outflow and no opportunity for relief financing, management ceased operations and liquidated A.J.'s assets in fiscal 1995.

     The Company's PCB business, in both the United States and Europe, continued to be adversely affected by underutilization of existing capacity which, together with intense competition from companies within the PCB industry, has contributed to a reduction in sales. The Company's domestic PCB production, formerly performed at Aero Oregon's facility, was particularly impacted by its underutilization. In late 1994, Aero Oregon changed its product mix and service strategy, concentrating on higher margin, quick-turn or prototype business. Aero Oregon's operating results improved but could not improve quickly enough to take advantage of improvements in the PCB industry's market. As a result, management decided to sell its Oregon facility to a Japanese PCB company interested in acquiring a production facility in the United States. Consideration for the sale of Aero Oregon's assets included approximately $9,200,000 in cash and assumption by the buyer of approximately $300,000 of capitalized lease obligations. The sale resulted in a gain of $3,317,000. Proceeds from the sale of Aero Oregon's assets were used to pay off all of the Company's senior debt with two banks. This included negotiating a reduction in the amount owed to one of the banks of $2,441,000, resulting in an extraordinary gain in that amount in fiscal 1995.

     The Company's operating loss for fiscal 1995 was lower by $1,978,000 than its fiscal 1994 operating loss. The fiscal 1995 operating loss included $1,533,000 in restructuring charges associated with the shut down and liquidation of A.J., and approximately $1,400,000 of non-recurring general and administrative expenses associated with the Company's change in board and management as the result of a proxy contest, increases in expected remediation costs associated with the Company's former Anaheim facility and an increase in the obligation to certain former officers, key employees and directors of the Company under consulting agreements and deferred fee arrangements.

     Investment income declined in fiscal 1995 by $59,000 due to a lower average monthly balance of investable funds, despite a higher ending cash balance. Interest expense declined during fiscal 1995 as compared to fiscal 1994 as a result of the payoff of the Company's senior debt.

     The current year's net loss before extraordinary item was $5,988,000 lower than in fiscal 1994 due to the $3,317,000 gain resulting from the sale of Aero Oregon's assets, and reduced interest expense resulting from the complete payoff of the Company's senior debt in December 1994.

    Improvement in the Company's loss before extraordinary item for fiscal 1995 was due to the Company's sale or liquidation of unprofitable operations, improved operating margins at the Company's continuing subsidiaries, lower debt costs resulting from payoff of the Company's senior debt and gain realized from the sale of Aero Oregon's facility and manufacturing assets. This was partially offset by restructuring charges associated with the liquidation of A.J. and additional general and administrative costs recorded in the last quarter of fiscal 1995.

Inflation

    Changes in product mix from year to year and highly competitive markets make it difficult to accurately assess the impact of inflation on profit margins. Management generally believes that business has not been affected materially and adversely by inflationary increases in costs and expenses. On the other hand, the current low inflationary environment has inhibited the Company's ability to increase the price of its products and services.

Liquidity and Capital Resources

     The Company's primary source of liquidity is its cash and cash equivalents, which amounted to $2,519,000 at June 30, 1996. During the year ended June 30, 1996, cash and cash equivalents decreased by $398,000. This net cash outflow consisted of cash used to acquire SMTEK of $7,638,000, cash used by operating activities of $555,000, capital expenditures of $910,000, and the effect of exchange rate changes on cash of $79,000, partially offset by cash inflows of $6,558,000 from new borrowings net of debt repayments and debt issue costs, proceeds from issuances of common stock of $1,997,000, and proceeds from government grants of $229,000.

     Components of operating working capital, net of the effects of the business acquired, increased by $1,508,000 during fiscal 1996, which consisted of a $726,000 increase in costs and estimated earnings in excess of billings on uncompleted contracts, a $1,881,000 increase in inventories and an $86,000 increase in prepaid expenses and other current assets, partially offset by increases in current liabilities of $915,000 and a decrease in accounts receivable of $270,000. The increase in operating working capital is primarily the result of the acquisition of SMTEK in 1996.

     The Company's EMS and PCB fabrication businesses require continuing investment in plant and equipment to remain competitive. Recently, however, the Company's financial position has severely restricted its ability to make capital investments in its facilities. Capital expenditures during fiscal 1996, 1995 and 1994 were approximately $1,599,000, $643,000 and $805,000, respectively. The Company anticipates it will need to increase its capital spending in the coming years in order to stay competitive as technology improves. Management estimates that capital expenditures of as much as $1,500,000 may be required in fiscal 1997. Of that amount, the substantial majority is expected to be financed by a combination of capital leases, secured loans and other borrowings.

     In February 1996, the Company issued 10% Senior Secured Notes due July 1, 1997 in the aggregate amount of $5,300,000 (the "10% Senior Notes") and 10% Cumulative Convertible Debentures due February 28, 1997 in the aggregate amount of $3,500,000 (the "10% Convertible Debentures"). The proceeds of these borrowings were used to pay off the principal of and accrued interest on the $7,000,000 bridge loans which had been taken out to finance the acquisition of SMTEK, to pay acquisition costs and to provide working capital for SMTEK. In March 1996, to raise additional working capital for SMTEK, the Company sold 600,000 shares of common stock to an offshore investor which generated net proceeds of $1,112,000.

     The 10% Senior Notes are secured by (i) 1,060,000 shares of common stock and (ii) warrants, Series F, to purchase 1,060,000 shares of common stock (the "Collateral Warrants"), all of which have been placed into an escrow account. In the event the Collateral Warrants are required to retire the 10% Senior Notes, each warrant would be exercisable into one share of common stock at a price which is 6% less than the market value of the Company's common stock at the time of exercise. If the 10% Senior Notes are repaid from sources other than the Collateral Warrants, then the Collateral Warrants expire and can no longer be exercised. The Company also deposited $375,000 into a restricted cash account maintained by an escrow agent, such amount to be used for interest payments on the 10% Senior Notes. At June 30, 1996, this restricted cash amounted to $208,000, and is included in prepaid expenses and other current assets in the accompanying Consolidated Balance Sheet.

     The 10% Convertible Debentures, which were sold to offshore investors, were convertible into common stock at any time after 60 days at a conversion price equal to 82% of the market price of the Company's common stock at the time of conversion. In May and June 1996, the holders of all of the 10% Convertible Debentures elected to convert such debentures into common stock. As a result of these conversions, a total of 2,698,275 new shares of common stock were issued, and stockholders' equity increased by $3,188,000, net of the remaining unamortized issue costs.

     As indicated above, the 10% Senior Notes mature on July 1, 1997. The Company plans to retire this $5,300,000 indebtedness at or prior to maturity by issuing new common stock. The note holders have the option to accept common stock in lieu of cash. If the note holders do not so elect, then the Company plans to issue stock to other parties to raise the payoff amount. Under certain circumstances, as set forth in the agreements governing the 10% Senior Notes, the Company can apply some or all of the 1,060,000 common stock shares held in escrow toward the payoff of these notes. The total number of new shares of common stock which will need to be issued to fund the retirement of these notes depends on several factors, including: (i) whether the notes are paid off prior to the maturity date; (ii) if paid prior to maturity, whether the prepayment is partial or complete; and (iii) the market price of the Company's common stock at the time of issuance.

     The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company incurred operating losses of $1,167,000, $4,970,000 and $6,948,000 and negative cash flows from operating activities of $555,000, $264,000 and $2,710,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

     The achievement of sustained operating profitability is the most significant internal factor bearing on the Company's long-term viability. No assurance can be given that the Company will attain operating profitability or that cash generated from non-operating sources will be adequate to fund future cash needs. As a necessary step to improve the Company's results of operations, the Company is actively pursuing strategic acquisition candidates that might better assure growth of the Company in the markets and industries in which it has expertise.

     Management anticipates that the Company will continue to incur operating losses for at least the near term future due to its current level of fixed costs for manufacturing overhead relative to its current sales volume, as well as amortization expense of the goodwill arising from the acquisition of SMTEK. Operating losses are expected to continue until such time as sales increase to a level necessary to absorb fixed costs and offset goodwill amortization. No assurance can be given as to whether or when sales increases may be achieved. Sales increases will depend in part upon strengthening the Company's sales and marketing functions for its existing operations and improving its price competitiveness in the EMS industry by achieving economies of scale in the procurement of electronic components.

     At June 30, 1996, the Company's total cash and cash equivalents amounted to $2,519,000. As of September 30, 1996, total cash and cash equivalents had declined to $1,349,000 due primarily to working capital requirements at the Company's EMS operation in Northern Ireland. In October 1996, the Company finalized an accounts receivable-based working capital bank line of credit for its U.S. EMS operation, which provides for borrowings of up to $2,500,000 at an interest rate of prime plus 1.25%. Management believes that the Company's cash resources and borrowing capacity on its working capital lines of credit are sufficient to fund operations for at least the next year.

                         Independent Auditors' Report




The Board of Directors and Stockholders
DDL Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of DDL Electronics, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DDL Electronics, Inc. and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.



/s/ KPMG PEAT MARWICK LLP

Los Angeles, California
September 6, 1996, except for
 the last paragraph of Note 12,
 which is as of October 9, 1996

                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                        Consolidated Balance Sheets
                              (In thousands)


                                                             June 30
                                                        -----------------
                                                        1996         1995
                                                        ----         ----
           Assets

Current assets:
  Cash and cash equivalents                           $ 2,519      $ 2,917
  Accounts receivable, net (Note 3)                     5,620        3,600
  Costs and estimated earnings
   in excess of billings on
   uncompleted contracts (Note 4)                       3,026           -
  Inventories (Note 5)                                  4,014        2,188
  Prepaid expenses and other
   current assets                                         314          171
                                                       ------       ------
       Total current assets                            15,493        8,876
                                                       ------       ------
Property, equipment and improvements,
 at cost (Notes 6 and 10):
  Buildings and improvements                            5,604        5,217
  Plant equipment                                      13,999        9,486
  Office and other equipment                            1,444        1,268
                                                       ------       ------
                                                       21,047       15,971
Less:  Accumulated depreciation
 and amortization                                     (15,130)     (12,662)
                                                       ------       ------
Property, equipment and
 improvements, net                                      5,917        3,309
                                                       ------       ------
Other assets:
  Goodwill, net                                         5,708           -
  Debt issue costs                                        533           44
  Deposits and other assets                               436          361
                                                       ------       ------
                                                        6,677          405
                                                       ------       ------

                                                      $28,087      $12,590
                                                       ======       ======

                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                        Consolidated Balance Sheets
                    (In thousands except share amounts)
                              (continued)


                                                            June 30
                                                        -----------------
                                                        1996         1995
                                                        ----         ----
   Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
  Current portion of long-term debt (Note 6)          $   603      $   633
  Accounts payable                                      7,485        5,283
  Accrued payroll and employee benefits                   777          601
  Other accrued liabilities (Note 9)                    3,114        2,387
                                                       ------       ------

       Total current liabilities                       11,979        8,904
                                                       ------       ------

Long-term debt, less current
 portion (Note 6)                                      10,935        7,030
                                                       ------       ------

Commitments and contingencies (Note 10)

Stockholders' equity (deficit) (Notes 6 and 8):
  Preferred stock, $1 par value; 1,000,000
   shares authorized; no shares issued
   or outstanding                                         -            -
  Common stock, $.01 par value; 50,000,000
   shares authorized; 22,998,879 and
   16,062,979 shares issued and outstanding
   at June 30, 1996 and 1995, respectively               230          161
  Additional paid-in capital                          29,304       20,983
  Common stock held in escrow                         (1,325)          -
  Accumulated deficit                                (22,000)     (23,598)
  Foreign currency translation adjustment             (1,036)        (890)
                                                      ------       ------
      Total stockholders' equity (deficit)             5,173       (3,344)
                                                      ------       ------

                                                     $28,087      $12,590
                                                      ======       ======




        See accompanying notes to consolidated financial statements.

                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                    Consolidated Statements of Operations
                   (In thousands except per share amounts)


                                                   Year ended June 30
                                             ------------------------------
                                             1996         1995         1994
                                             ----         ----         ----

Sales                                      $33,136      $29,576      $48,529
                                            ------       ------       ------
Costs and expenses:
  Cost of goods sold                        29,494       26,516       47,860
  Administrative and selling expenses        4,175        6,497        7,617
  Goodwill amortization                        634           -            -
  Restructuring charges (Note 2)                -         1,533           -
                                            ------       ------       ------
                                            34,303       34,546       55,477
                                            ------       ------       ------
Operating loss                              (1,167)      (4,970)      (6,948)
                                            ------       ------       ------
Non-operating income (expense):
  Interest income                              246          109          168
  Interest expense                            (911)        (883)      (1,110)
  Gain on sale of assets (Note 2)               -         3,317            2
  Earthquake expenses                           -            -          (500)
  Other income (expense), net                  (36)          61           34
                                            ------       ------       ------
                                              (701)       2,604       (1,406)
                                            ------       ------       ------
Loss before income taxes                    (1,868)      (2,366)      (8,354)

Income tax benefit (Note 7)                  1,110           -            -
                                            ------       ------       ------
Loss before extraordinary item                (758)      (2,366)      (8,354)

Extraordinary item -
  Gain on debt extinguishment
  (Notes 2 and 6)                            2,356        2,441           -
                                            ------       ------       ------

Net income (loss)                          $ 1,598      $    75      $(8,354)
                                            ======       ======       ======


Earnings (loss) per share:
  Loss before extraordinary item           $ (0.04)     $ (0.15)     $ (0.55)
  Extraordinary item                          0.13         0.15           -
                                            ------       ------       ------
  Earnings (loss) per share                $  0.09      $    -       $ (0.55)
                                            ======       ======       ======
Share used in computing
 earnings (loss) per share                  18,807       15,971       15,097
                                            ======       ======       ======



        See accompanying notes to consolidated financial statements.

                 DDL ELECTRONICS, INC. AND SUBSIDIARIES
                    Consolidated Statements of Cash Flows
                              (In thousands)
                                                   Year ended June 30
                                              ------------------------------
                                              1996         1995         1994
                                              ----         ----         ----
Cash flows from operating activities:
  Net income (loss)                         $ 1,598      $    75      $(8,354)
  Adjustments to reconcile net income
   (loss) to net cash used by operating
   activities:
    Depreciation and amortization             2,028        1,505        3,120
    Gain on debt extinguishment              (2,356)      (2,441)          -
    Gain on sale of assets                       -        (3,317)          (2)
    Net (increase) decrease in operating
     working capital, net of effects
     of business acquired (Note 9)           (1,508)       4,009        2,648
    (Increase) decrease in deposits and
      other assets                              (93)           2           27
    Benefit of non-capital grants              (265)        (139)        (150)
    Other                                        41           42            1
                                             ------       ------       ------
Net cash used by operating activities          (555)        (264)      (2,710)
                                             ------       ------       ------
Cash flows from investing activities:
  Capital expenditures                         (910)        (547)        (711)
  Purchase of SMTEK, Inc., net of
   cash acquired (Note 2)                    (7,638)          -            -
  Proceeds from sale of assets (Note 2)          -         9,936           18
                                             ------       ------       ------
Net cash provided by (used in)
 investing activities                        (8,548)       9,389         (693)
                                             ------       ------       ------
Cash flows from financing activities:
  Proceeds from long-term debt                8,800          612          272
  Payments of long-term debt                 (1,870)     (10,819)      (1,633)
  Debt issue costs                             (372)          -            -
  Proceeds from issuance of common
   stock, net                                 1,112          980           -
  Proceeds from exercise of stock options       437          287           94
  Proceeds from exercise of stock warrants      448           -         3,455
  Proceeds from issuance of preferred stock      -            -           675
  Proceeds from foreign government grants       229          202          268
                                             ------       ------       ------
Net cash provided by (used in)
 financing activities                         8,784       (8,738)       3,131
                                             ------       ------       ------
Effect of exchange rate changes on cash         (79)         (10)          44
                                             ------       ------       ------
Increase (decrease) in cash
 and cash equivalents                          (398)         377         (228)
Cash and cash equivalents at
 beginning of year                            2,917        2,540        2,768
                                             ------       ------       ------
Cash and cash equivalents at end of year    $ 2,519      $ 2,917      $ 2,540
                                             ======       ======       ======


        See accompanying notes to consolidated financial statements.

                                             DDL ELECTRONICS, INC. AND SUBSIDIARIES
                                    Consolidated Statements of Stockholders'  Equity (Deficit)
                                            Years ended June 30, 1996, 1995 and 1994
                                               (In thousands except share amounts)

                                        Common Stock       Common Stock                                Foreign       Total
                           Preferred   --------------     held in escrow      Additional               currency  stockholders'
                             Stock                 Par    ---------------      paid-in   Accumulated  translation   equity
                             shares    Shares     value   Shares     Value      capital    deficit    adjustment   (deficit)
                             ------    ------     -----   ------     -----      -------    -------     -------     -------

Balance at June 30, 1993       -     11,972,880  $ 120         -      $   -    $ 15,380   $(15,319)   $(1,124)     $  (943)
Net loss                       -            -        -         -          -          -      (8,354)       -         (8,354)
Exercise of warrants           -      2,370,148     24         -          -       3,431        -          -          3,455
Issuance of preferred stock   450           -        -         -          -         675        -          -            675
Conversion of debentures       -         30,500      -         -          -          61        -          -             61
Exercise of stock options      -         95,190      1         -          -          93        -          -             94
Compensation expense on
 stock option grants           -            -        -         -          -           6        -          -              6
Translation adjustments        -            -        -         -          -           -        -          117          117
                             ----    ----------   ----   ---------      -----    ------     ------     ------       ------
Balance at June 30, 1994      450    14,468,718    145         -          -      19,646    (23,673)    (1,007)      (4,889)
Net income                     -            -        -         -          -          -          75        -             75
Issuance of common stock       -        760,000      8         -          -         972        -          -            980
Conversion of debentures       -         43,000      -         -          -          86        -          -             86
Exercise of stock options      -        450,447      5         -          -         282        -          -            287
Shares retired                 -            (27)     -         -          -          -         -          -            -
Conversion of Series B
 preferred stock to common   (450)      340,841      3         -          -          (3)       -          -            -
Translation adjustments        -            -        -         -          -          -         -          117          117
                             ----    ----------   ----   ---------      -----    ------     ------     ------       ------
Balance at June 30, 1995       -     16,062,979    161         -          -      20,983    (23,598)      (890)      (3,344)
Net income                     -            -        -         -          -          -       1,598        -          1,598
Stock issued as partial pay-
 ment for SMTEK acquisition    -      1,000,000     10         -          -         791        -          -            801
Stock issued as debt
 placement fee                 -        572,683      6         -          -         710        -          -            716
Stock issued as collateral
 for 10% senior notes          -      1,060,000     10  (1,060,000)    (1,325)    1,315        -          -            -
Sale of common stock           -        600,000      6         -           -      1,106        -          -          1,112
Conversion of debentures       -      2,764,275     28         -           -      3,292        -          -          3,320
Exercise of stock options      -        595,442      6         -           -        431        -          -            437
Exercise of warrants           -        323,500      3         -           -        445        -          -            448
Warrant compensation costs     -            -        -         -           -        196        -          -            196
Other stock transactions       -         20,000      -         -           -         35        -          -             35
Translation adjustments        -            -        -         -           -         -         -         (146)        (146)
                             ----    ----------   ----   ---------      -----    ------     ------     ------       ------
Balance at June 30, 1996       -     22,998,879  $ 230  (1,060,000)   $(1,325)  $29,304   $(22,000)   $(1,036)     $ 5,173
                             ====    ==========   ====   =========      =====    ======     ======     ======       ======

                                  See accompanying notes to consolidated financial statements.


                 DDL ELECTRONICS, INC. AND SUBSIDIARIES
               Notes to Consolidated Financial Statements


Note 1 - Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS

     DDL Electronics, Inc. provides customized, integrated electronic manufacturing services ("EMS") to original equipment manufacturers ("OEMs") in the computer, telecommunications, instrumentation, medical, industrial and aerospace industries. The Company also manufactures multilayer printed circuit boards ("PCBs") for use primarily in the computer, communications and instrumentation industries. The Company's EMS operations are located in Southern California and Northern Ireland. The Company's PCB facilities are located in Northern Ireland.

     The consolidated financial statements include the accounts of DDL Electronics, Inc. and its subsidiaries (collectively, the "Company"). All significant intercompany transactions and accounts have been eliminated in consolidation.

ACCOUNTING PERIOD

     The Company utilizes a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 1996, 1995 and 1994, fell on June 28, June 30 and July 1, respectively. In these consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation.

CASH EQUIVALENTS

     For financial reporting purposes, cash equivalents consist primarily of money market instruments and bank certificates of deposit that have original maturities of three months or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As of June 30, 1996, the carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate their fair value because of the short maturity of those instruments. The carrying amount of long-term debt was $11,538,000 and the fair value was $11,159,000 as of June 30, 1996. The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. All financial instruments are held for purposes other than trading.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market instruments and trade receivables. The Company invests its excess cash in money market instruments and certificates of deposit with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one issuer. Concentrations of credit risk with respect to trade receivables exist because the Company's EMS and PCB operations rely heavily on a relatively small number of customers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses, to date, have been within management's expectations.

INVENTORIES

     Manufacturing inventories are stated at the lower of cost or net realizable value, with cost determined principally by use of the first-in, first-out method.

LONG-LIVED ASSETS

     Property, equipment and improvements are stated at cost. Depreciation and amortization are computed on the straight-line and declining balance methods. The principal estimated useful lives are: buildings - 20 years; improvements - 10 years; plant, office and other equipment - 3 to 7 years. Upon the retirement of assets, costs and the related accumulated depreciation are eliminated from the accounts and any gain or loss is included in income. Property, equipment and improvements acquired by the Company's foreign subsidiaries are recorded net of capital grants received from the Industrial Development Board for Northern Ireland.

     Goodwill represents the excess of acquisition cost over the fair value of net assets of a purchased business, and is being amortized over five years, which is the expected period of benefit.

     Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," was issued in March 1995. SFAS 121 requires that long-lived assets and certain intangible assets be reviewed for impairment in value, based upon undiscounted future cash flows, and that appropriate losses be recognized whenever it is determined that the carrying amount of an asset may not be recovered. The Company adopted SFAS 121 in fiscal year 1996 and such adoption did not have a material effect on the Company's financial position or results of operations.

REVENUE AND COST RECOGNITION

     The Company's Northern Ireland operating units recognize sales and cost of sales upon shipment of products.

     SMTEK, the Company's U.S. operating unit which was acquired during 1996, has historically generated the majority of its revenue through long-term contracts with suppliers of electronic components and products to the federal government. Consequently, SMTEK uses the percentage of completion method to recognize sales and cost of sales. SMTEK determines percentage complete on the basis of costs incurred to total estimated costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged to income. Other changes in contract price and estimates of costs and profits at completion are recognized prospectively. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. The asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. Included in SMTEK's sales and cost of sales amounts are revenues from engineering design and test services, which are immaterial in relation to consolidated revenue from product sales.

INCOME TAXES

     Effective July 1, 1993, the Company adopted, on a prospective basis, Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in tax law or statutorily imposed rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share is computed by dividing net income by the weighted average number of shares of common stock outstanding and common stock equivalents. The determination of common stock equivalents assumes exercise of those outstanding stock options and warrants to purchase stock that have a dilutive effect on earnings per share (calculated by the treasury stock method).

FOREIGN CURRENCY TRANSLATION

     The financial statements of DDL's Northern Ireland subsidiaries have been translated into U.S. dollars from their functional currency, British pounds sterling, in the accompanying statements in accordance with Statement
of Financial Accounting Standards No. 52.   Balance sheet amounts have been
translated at the exchange rate on the balance sheet date and income statement amounts have been translated at average exchange rates in effect during the period. The net translation adjustment is carried as a component of stockholders' equity.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENT

     Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," becomes effective for the Company's fiscal year 1997. SFAS 123 establishes new financial accounting and reporting standards for stock-based compensation plans. Entities will be allowed to measure compensation expense for stock-based compensation to employees under SFAS 123 or the existing standard, which is Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the APBO 25 accounting method will be required to make pro forma disclosures of net income and earnings per share as if the SFAS 123 accounting method had been applied. The Company plans to adopt only the disclosure requirements of SFAS 123; accordingly, such adoption will not affect the Company's financial position, results of operations or cash flows.


CHANGES IN CLASSIFICATION

     Certain reclassifications have been made to the fiscal 1995 and 1994 financial statements to conform with the fiscal 1996 financial statement presentation. Such reclassifications had no effect on the Company's results of operations or stockholders' equity (deficit).


Note 2 - BUSINESS ACQUISITION, LIQUIDATION AND DIVESTITURE

LIQUIDATION AND DIVESTITURE

     During fiscal 1995, the Company closed the operations of its A.J. Electronics, Inc. subsidiary ("A.J."). The Company recorded restructuring charges of $1,533,000 for the costs associated with the shut down and disposal of the assets of A.J., including asset write-downs of $552,000, additional bad debt write-offs of $136,000, lease termination costs of $211,000, and all other exit costs totaling $634,000. Substantially all of the operating assets of A.J. were sold in January 1995 for total consideration, in the form of cash and debt assumption, of approximately $1,041,000.

     In December 1994, the Company sold essentially all the assets of its Aeroscientific Oregon subsidiary ("Aero Oregon") for proceeds of approximately $9,200,000 in cash and the assumption by the purchaser of approximately $300,000 of capitalized lease obligations, which resulted in a gain of $3,317,000. With the proceeds of this sale, the Company paid off $5,300,000 of industrial revenue bonds and settled a $6,941,000 bank term loan for a cash payment of $4,500,000, which resulted in an extraordinary gain on debt extinguishment of $2,441,000.

ACQUISITION

     On January 12, 1996, the Company acquired 100% of the outstanding stock of SMTEK, Inc. ("SMTEK"), a provider of integrated electronic contract manufacturing services. The purchase price of $8,000,000 was paid in cash of $7,199,000 and 1,000,000 shares of unregistered common stock which was valued at $801,000. The Company also incurred acquisition-related fees and other costs totaling $495,000. The cash portion of the purchase price was financed through the issuance of short-term 10% bridge loans in the aggregate amount of $7,000,000 (the "Bridge Loans"). The Bridge Loans were repaid in February 1996 through the issuance of 10% Senior Secured Notes in the aggregate amount of $5,300,000 and 10% Cumulative Convertible Debentures in the aggregate amount of $3,500,000. As further described in Note 6, in May and June 1996 the holders of the 10% Cumulative Convertible Debentures converted these debentures to equity.

     The acquisition of SMTEK has been accounted for using the purchase method. In accordance with Accounting Principles Board Opinion No. 16, the total investment made in SMTEK of $8,495,000 has been allocated to the assets and liabilities acquired at their estimated fair values at the acquisition date, which resulted in the recognition of goodwill of $6,342,000. Accumulated amortization of goodwill was $634,000 as of June 30, 1996.


     Following is unaudited pro forma information presented as if the acquisition of SMTEK had occurred on July 1, 1995 and on July 1, 1994, respectively (in thousands except per share amounts):

                                    Year ended June 30
                                    ------------------
                                     1996        1995 (A)
                                     ----        ----
    Sales                         $ 40,918     $ 43,776
    Loss before
     extraordinary item           $ (1,792)    $ (4,793)
    Net income (loss)             $    564     $ (2,352)
    Earnings (loss) per share     $   0.03     $  (0.11)

(A) These pro forma results include the operations of Aero Oregon and A.J., the assets of which were sold in fiscal 1995. Excluding the fiscal 1995 operating results of Aero Oregon and A.J., and the related gain on sale of Aero Oregon's assets and the A.J. restructuring charges, the fiscal 1995 pro forma sales, loss before extraordinary item, net loss and loss per share are $34,960,000, $(5,191,000), $(2,750,000) and $(0.13), respectively.


Note 3 - ACCOUNTS RECEIVABLE

     The components of accounts receivable are as follows (in thousands):

                                                        June 30
                                                   ------------------
                                                   1996          1995
                                                   ----          ----
  Trade receivables                              $ 5,456       $ 3,511
  Other receivables                                  296           270
  Less allowance for doubtful accounts              (132)         (181)
                                                  ------        ------
                                                 $ 5,620       $ 3,600
                                                  ======        ======

     Included in other receivables at June 30, 1996 and 1995 are grants due from the Industrial Development Board for Northern Ireland of $251,000 and $140,000, respectively (Note 10).


Note 4 - COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON
         UNCOMPLETED CONTRACTS

     The components of costs and estimated earnings in excess of billings on uncompleted contracts at June 30, 1996 are as follows (in thousands):

     Costs incurred on uncompleted
      contracts                                  $11,181
     Estimated earnings                            1,544
                                                  ------
                                                  12,725
     Less:  Billings to date                      (9,613)
            Customer advances and
             progress payments                       (86)
                                                  ------
                                                 $ 3,026
                                                  ======

     Costs and estimated earnings in excess of billings on uncompleted contracts consists of revenue recognized under electronics assembly contracts which amounts were not billable at the balance sheet date, net of $52,000 of billings in excess of costs and estimated earnings. Essentially all of the unbilled receivables are expected to be billed within 90 days of the balance sheet date.


Note 5 - INVENTORIES

     Inventories consist of the following (in thousands):

                                                         June 30
                                                   ------------------
                                                   1996          1995
                                                   ----          ----
  Raw materials                                  $ 2,853       $ 1,634
  Work in process                                  1,263           710
  Finished goods                                     146            -
  Less reserves                                     (248)         (156)
                                                  ------        ------
                                                 $ 4,014       $ 2,188
                                                  ======        ======


Note 6 - FINANCING ARRANGEMENTS

BANK CREDIT AGREEMENT:

     In December 1995, the Company entered into an agreement with Ulster
Bank Markets which provides for multiple credit facilities for its Northern Ireland operations. This agreement includes a working capital line of credit of 500,000 pounds sterling (approximately $750,000), and provides for interest on borrowings at the Bank's base rate (5.75% at June 30, 1996) plus 1.50%. The credit facilities are available to the Company until November 30, 1996, and are subject to renewal thereafter. At June 30, 1996, there were no borrowings outstanding under this credit facility.

ACQUISITION INDEBTEDNESS:

     In February 1996 the Company issued 10% Senior Secured Notes due July 1, 1997 in the aggregate amount of $5,300,000 (the "10% Senior Notes") and 10% Cumulative Convertible Debentures due February 28, 1997 in the aggregate amount of $3,500,000 (the "10% Convertible Debentures"). The proceeds of these borrowings were used to pay off the principal and accrued interest of the $7,000,000 Bridge Loans which had been taken out to finance the acquisition of SMTEK, pay acquisition costs, and provide working capital for SMTEK.

     The 10% Convertible Debentures, which were sold to offshore investors, were convertible into common stock at any time after 60 days at a conversion price equal to 82% of the market price of the Company's common stock at the time of conversion. In May and June 1996, the holders of all of the 10% Debentures elected to convert such debentures into common stock. As a result of these conversions, a total of 2,698,275 new shares of common stock were issued and stockholders' equity increased by $3,188,000, net of the remaining unamortized issue costs associated with these debentures.

     The 10% Senior Notes are secured by (i) 1,060,000 shares of common stock and (ii) warrants, Series F, to purchase 1,060,000 shares of common stock (the "Collateral Warrants"), all of which have been placed into an escrow account. In the event the Collateral Warrants are required to redeem the 10% Senior Notes, each warrant would be exercisable into one share of common stock at a price which is 6% less than the market value of the Company's common stock at the time of exercise. If the 10% Senior Notes are repaid from sources other than the Collateral Warrants, then the Collateral Warrants expire and can no longer be exercised. The Company also deposited $375,000 into a restricted cash account maintained by an escrow agent, such amount to be used for interest payments on the 10% Senior Notes. At June 30, 1996, this restricted cash amounted to $208,000, and is included in prepaid expenses and other current assets in the accompanying Consolidated Balance Sheet.

     In connection with the sale of the 10% Senior Notes and 10% Convertible Debentures, the Company paid $352,000 as a fee to the placement agent for these financings. The Company also issued to the placement agent as additional compensation 572,683 shares of common stock valued at $716,000 and warrants, Series E, to purchase 1,500,000 shares of common stock for $2.50 per share which are exercisable for five years. As further described in Note 8, the Series E warrants contain an antidilution provision which has lowered the exercise price.


LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                         June 30
                                                   ------------------
                                                   1996          1995
                                                   ----          ----
10% Senior Secured Notes, interest payable
 quarterly beginning on June 1, 1996,
 secured by 1,060,000 shares of common
 stock and 1,060,000 warrants, due
 July 1, 1997                                   $ 5,300         $   -

Mortgage notes payable secured by real
 property at the Northern Ireland
 operations, with interest at variable
 rates (8.375% at June 30, 1996)                  1,265          1,346

Notes payable secured by equipment,
 interest at 7.95% to 10.9%, payable
 in monthly installments through
 April 2001                                       1,523             -

Capitalized lease obligations (Note 10)             167            124

8-1/2% Convertible Subordinated Debentures
 ("CSDs"), due 2008, interest payable
 semi-annually and convertible at holders'
 option at a price of $10-5/8 per share
 at any time prior to maturity; redeemable
 by the Company at 101.7% of the principal
 amount during the 12 months ending July 31,
 1997 and subsequently at prices declining
 to 100% at August 1, 1998, and thereafter        1,580          1,580

7% Convertible Subordinated Debentures, due
 2001, interest payable semi-annually and
 convertible at holders' option at a
 conversion price of $2.00 per share at any
 time prior to maturity                             443            653

Obligations to former officers, employees and
 directors under consulting and deferred fee
 agreements                                         965          3,255

Other                                               295            705
                                                 ------         ------
                                                 11,538          7,663

  Less current maturities                           603            633
                                                 ------         ------
                                                $10,935        $ 7,030
                                                 ======         ======

     At June 30, 1996, one of the notes payable secured by equipment was further collateralized by an irrevocable standby letter of credit, which in turn is secured by the Company's restricted cash deposit of $145,000. This amount is included in deposits and other assets in the accompanying Consolidated Balance Sheet at June 30, 1996.

     The aggregate amounts of minimum maturities of long-term debt for the indicated fiscal years (other than capitalized lease obligations, as described in Note 10) are as follows: 1997 - $537,000; 1998 - $5,862,000;
1999 - $965,000; 2000 - $540,000; 2001 - $776,000; and thereafter -
$2,691,000.

     During fiscal 1996, 1995 and 1994, holders of $132,000 $86,000 and
$61,000, respectively, in principal of 7% CSDs exchanged such CSDs for common stock of 66,000, 43,000 and 30,500 shares, respectively. Accrued interest related to the converted debentures was credited to income.

     In March 1996, the Company entered into a settlement agreement with certain of its former officers, key employees and directors (the "Participants") to restructure its outstanding obligations under several consulting programs and deferred fee arrangements which had provided for payments to the Participants after their retirement from the Company or from its Board of Directors. Under terms of the settlement, the Participants agreed to relinquish all future payments due them under these consulting programs and deferred fee arrangements in return for an aggregate of 595,872 common stock purchase warrants, Series G. The exercise price is $2.50 per warrant. The Company will subsidize the exercise of warrants by crediting the Participants with $2.50 for each warrant exercised. The warrants may be called for redemption by the Company at any time after June 1, 1996, if DDL's common stock closes above $4.00 per share, at a redemption price of $.05 per warrant. The Company is obligated to pay the Participants $2.50 for each warrant which remains unexercised on the June 1, 1998 warrant expiration date, payable in semiannual installments over two to ten years. The Company has recorded a liability for the present value of these future payments, which amounted to $941,000 at June 30, 1996. As the result of this settlement agreement, the Company recorded an extraordinary gain of $2,356,000, net of $197,000 of compensation expense related to the "call" feature of the warrants.


Note 7 - INCOME TAXES

     Temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities relate to the following (in thousands):
                                                        June 30
                                                 ---------------------
                                                 1996             1995
                                                 ----             ----
Deferred tax assets:
  Accrued employee benefits                    $   394          $ 1,228
  Warranty and loss reserves                       547              780
  Net operating loss carryforwards              13,240           19,890
  Other                                            272              148
                                                ------           ------
    Total deferred tax assets                   14,453           22,046
Deferred tax liabilities:
  Depreciation                                     (53)          (1,200)
                                                ------           ------
Net deferred tax assets before allowance        14,400           20,846

Less valuation allowance                       (14,400)         (20,846)
                                                ------           ------
Net deferred tax assets after allowance        $    -           $    -
                                                ======           ======

     In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that some portion or all of the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income of approximately $36,000,000 prior to the expiration of the net operating loss carryforwards. At June 30, 1996, the Company is uncertain whether it will realize the benefits of the net deferred tax assets and, therefore, has recorded a 100% valuation allowance to offset the assets. Based on a carryback of prior year net operating losses and a current year extraordinary gain on extinguishment of debt, the Company reduced its valuation allowance by $6,446,000 during fiscal 1996. This change in estimate regarding the realizability of certain net operating losses has been reflected in the income tax benefit for fiscal 1996.

     The provision (benefit) for income taxes differs from an amount computed using the statutory federal income tax rate as follows (in thousands):

                                                  Year ended June 30
                                              ------------------------
                                              1996      1995      1994
                                              ----      ----      ----
  Federal tax benefit computed at
   statutory rate                           $  (635)  $  (804)  $(2,840)
  State income tax, net of federal benefit       -          5        -
  Differences in taxation of foreign
   earnings, net                                114      (155)      807
  Amortization of debt issue costs             (108)       -         -
  Utilization of net operating losses        (1,110)       -         -
  Deferred tax effect of temporary
   differences                                7,086     1,438        -
  Net change in valuation allowance          (6,446)     (484)    2,049
  Other                                         (11)       -        (16)
                                             ------    ------    ------
    Income tax benefit                      $(1,110)  $    -    $    -
                                             ======    ======    ======

     During fiscal 1996, the Company recognized an income tax benefit associated with its application for federal tax refunds as permitted under section 172(f) of the Internal Revenue Code. In the aggregate, the Company applied for federal tax refunds of $2,175,000, net of costs associated with applying for such refunds. Through June 30, 1996, the Company had received $1,871,000 of net refunds plus interest on such refunds of $106,000, and has recognized as an income tax benefit $1,110,000 net of certain expenses. Because of the possibility that the tax returns underlying these refunds may be subject to audit by the Internal Revenue Service and a portion of the refunds disallowed, the Company has not yet recognized a tax benefit for the remainder of the refunds received to date, or for the refunds still expected to be received. Nonetheless, the Company feels that its claim for refund and carry back of net operating losses ("NOL") can be substantiated and is supported by law, and that the Company will ultimately collect and retain a substantial portion of the refunds applied for.

     As of June 30, 1996, the Company has U.S. federal and state net operating loss carryforwards of $35,307,000 and $29,909,000, respectively, expiring in 2001 through 2011. The NOL carryforward for federal alternative minimum tax purposes is approximately $26,998,000.

     The Company's ability to use its NOL carryforwards to offset future taxable income is subject to annual limitations due to certain substantial stock ownership changes. Utilization of NOLs incurred through July 1993 became limited due to an ownership change. NOLs incurred subsequent to July 1993 are not subject to limitation. The amount of the NOL carryforward arising prior to July 1993 which is subject to limitation is approximately $21,877,000. The annual limitation is approximately $1,222,000.

     Pretax income (loss) from foreign operations for fiscal 1996, 1995 and 1994 was $(338,000), $443,000 and $(5,430,000), respectively. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings. On remittance, the United Kingdom imposes withholding taxes that would then be available for use as a credit against the U.S. tax liability, if any, subject to certain limitations.

     Income of the Company's Northern Ireland subsidiaries is sheltered by operating loss carryforwards for United Kingdom income tax purposes (the "U.K. NOL"). The income tax benefit from the U.K. NOL was $-0- in fiscal 1996 and 1995, and $455,000 in fiscal 1994 which, in accordance with SFAS No. 109, has been treated as a reduction in the provision for income taxes. At June 30, 1996, the U.K. NOL amounted to approximately $11,378,000. Substantially all of these net operating losses from prior years can be carried forward by the Company's Northern Ireland subsidiaries for an indefinite period of time to reduce future taxable income.


Note 8 - STOCKHOLDERS' EQUITY

SALE OF COMMON STOCK

     In March 1996, the Company sold 600,000 shares of common stock to an offshore investor, generating net proceeds of $1,112,000.

STOCK OPTION PLANS

     The Company has in effect several stock-based plans under which non-qualified and incentive stock options and restricted stock awards have been granted to directors, officers and other key employees. Subject to the discretion of the Compensation Committee of the Board of Directors (the "Committee"), employee stock options generally become exercisable in installments of 33.3% per year, or over an alternative vesting period determined by the Committee, and generally have a 10-year term when granted.

     The exercise price of all incentive stock options must be equal to or greater than the fair market value of the shares on the date of grant. The exercise price of non-statutory stock options must be at least 85% of the fair market value of the common stock on the date of grant.


     Activity under the option plans for fiscal years 1996, 1995 and 1994 was as follows:
                                        Shares           Price per share
                                        ------           ---------------
Shares under option, June 30, 1993    1,683,593           .50  -    4.88

Granted                                 501,973           .50  -    1.88
Forfeited                              (225,810)          .69  -    4.88
Exercised                               (95,190)          .69  -    1.38
                                      ---------         -----      -----
Shares under option, June 30, 1994    1,864,566           .50  -    4.88

Granted                                 120,000          1.13  -    1.38
Forfeited                              (177,500)         1.38  -    2.38
Exercised                              (450,447)          .50  -    1.06
                                      ---------         -----      -----
Shares under option, June 30, 1995    1,356,619        $  .50  -  $ 4.88

Granted                                 906,042          1.63  -    1.75
Forfeited                               (33,928)         1.44
Exercised                              (595,442)          .50  -    1.63
                                      ---------         -----      -----
Shares under option, June 30, 1996    1,633,291        $  .50  -  $ 4.88
                                      =========         =====      =====

     At June 30, 1996, options to purchase 637,955 shares were exercisable and 1,602,027 shares were available for future grants.

PREFERRED STOCK PURCHASE RIGNTS

     1,000 preferred stock purchase rights, which may be exercised to purchase one-hundredth of a share of Series A Participating Junior Preferred Stock at a purchase price of $30, subject to adjustment, are outstanding at June 30, 1996. The rights may be exercised only after commencement or public announcement that a person (other than a person receiving prior approval from the Company) has acquired or obtained the right to acquire 20% or more of the Company's outstanding common stock. The rights, which do not have voting rights, may be redeemed by the Company at a price of $.01 per right within ten days after the announcement that a person has acquired 20% or more of the outstanding common stock of the Company and the redemption period may be extended under certain circumstances. In the event that the Company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right shall have the right to receive that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the right. 150,000 shares of Series A Junior Participating Preferred Stock, $1 par value, are authorized.

WARRANTS

     In fiscal 1993, the Company exchanged a portion of its outstanding convertible debentures for stock and common stock purchase warrants, Series
A. The remaining 223,500 of these Series A warrants were exercised during fiscal 1996 at $1.42 per share.

     In fiscal 1995, the Company issued 100,000 warrants, Series B, to purchase common stock at $1.31 per share to offshore investors in connection with an earlier offering of common stock. These warrants were exercised in April 1996.

     During fiscal 1996, the Company issued the following common stock purchase warrants:

1. Series C warrants covering an aggregate of 455,000 shares were issued to four parties, including an investment banking firm, for consulting and financial advisory services. These warrants are exercisable at $2.25 per share until June 30, 1998, and at $3.50 thereafter until the warrant expiration date on June 30, 2000. Fifty-thousand of the Series C warrants were issued to an individual who was subsequently elected a director of the Company. Substantially all of these warrants were granted in June and July 1995 and had no intrinsic value on the date of grant.

2. Series D warrants covering 50,000 shares were issued to the Company's former general counsel as partial consideration for legal services rendered under an agreement entered into in the prior year. These warrants are exercisable at $1.50 per share until June 30, 1998, and at $2.50 thereafter until the warrant expiration date on June 30, 2000. The warrants had no intrinsic value on the date of grant.

3. Series E warrants covering an aggregate of 1,500,000 shares were issued to an investment banking firm which served as placement agent for the 10% Senior Notes and the 10% Convertible Debentures. The Series E warrants are exercisable until their expiration on February 28, 2001, and provided for an original exercise price of $2.50 per share, subject to adjustment in the event the Company issues new common stock at an effective price less than the effective exercise price on the Series E warrants. Primarily as a result of the conversion of the 10% Convertible Debentures in May and June 1996 at an average price of approximately $1.30, the effective exercise price on the Series E warrants was reduced to $2.33 as of June 30, 1996. The Series E warrants were granted in September 1995 contingent upon the placement of debt. The warrants had no intrinsic value on the measurement date.

4. As further described in Note 6, the Series F warrants covering an aggregate of 1,060,000 shares were issued as partial collateral for the 10% Senior Notes. These warrants are exercisable in the event of a default by the Company on the 10% Senior Notes, and are exercisable only so long as the 10% Senior Notes remain outstanding.

5. As further described in Note 6, the Series G warrants covering an aggregate of 595,872 shares were issued to former officers, key employees and directors of the Company. The Series G warrants are exercisable until their expiration on June 1, 1998.

6. Series H warrants covering an aggregate 300,000 shares were issued to the Company's non-employee directors who served on the Company's board without other compensation during the period from May 31, 1995 to June 30, 1996. The Series H warrants are exercisable at $1.50 per share until June 30, 1998, and at $2.50 thereafter until the warrant expiration date on June 30, 2000. There was no intrinsic value related to the warrants on the date of grant.


Note 9 - OTHER FINANCIAL INFORMATION

INFORMATION RELATING TO CONSOLIDATED STATEMENTS OF CASH FLOWS

     Net cash used by operating activities includes cash payments for interest (in thousands):

                                                 Year ended June 30,
                                             ---------------------------
                                             1996        1995       1994
                                             ----        ----       ----

  Interest paid                           $   732      $   883    $ 1,110


     Net (increase) decrease in operating working capital, net of the effects of the business acquired, consists of the following (in thousands):

                                                 Year ended June 30,
                                             ---------------------------
                                             1996        1995       1994
                                             ----        ----       ----

  Decrease in accounts receivable          $   270     $ 2,030    $ 3,604
  Increase in costs and estimated
   earnings in excess of billings on
   uncompleted contracts                      (726)         -          -
  (Increase) decrease in inventories        (1,881)      1,504      3,404
  (Increase) decrease in prepaid expenses
   and other current assets                    (86)         62        881
  Increase (decrease) in accounts payable      278         111     (4,678)
  Increase (decrease) in accrued payroll
   and employee benefits                        24        (406)      (178)
  Increase (decrease) in other
   accrued liabilities                         613         708       (385)
                                            ------      ------     ------
     Net (increase) decrease               $(1,508)    $ 4,009    $ 2,648
                                            ======      ======     ======

     Following is the supplemental schedule of non-cash investing and financing activities (in thousands):
                                                  Year ended June 30,
                                              --------------------------
                                              1996       1995       1994
                                              ----       ----       ----
  Capital expenditures financed by lease
    obligations and notes payable           $  689      $   96     $   94
  Debentures converted to equity             3,632          86         61
  Common stock issued as partial
   consideration for purchase of SMTEK, Inc.   801           -          -
  Common stock issued as debt placement fee    716           -          -
  Common stock issued as collateral for
   10% Senior Notes                          1,325           -          -
  Common stock issued to repay debt             35           -          -
  Conversion of preferred stock to
   common stock                                  -           3          -


OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following (in thousands):

                                             June 30
                                        ------------------
                                        1996          1995
                                        ----          ----
    Environmental liabilities         $   728       $   932
    Accrued taxes payable                 951            -
    Other                               1,435         1,455
                                       ------        ------
                                      $ 3,114       $ 2,387
                                       ======        ======

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

     Following is the Company's schedule of valuation and qualifying accounts and reserves for the last three years (in thousands):

                      Balance at   Charged to               Balance
                      Beginning    Costs and                 at End
                      of Period    Expenses    Deductions   of Period
                      ---------    --------    ---------    ---------

Allowance for doubtful accounts:
-------------------------------
    Fiscal 1994          $945         $293        $(705)       $533
    Fiscal 1995           533           95         (447)        181
    Fiscal 1996           181           85         (134)        132

Inventory reserves
------------------
    Fiscal 1994          $174         $266        $ (56)       $384
    Fiscal 1995           384           62         (290)        156
    Fiscal 1996           156          250         (158)        248


Note 10 - COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

     Future minimum lease payments at June 30, 1996, were as follows (in thousands):
                                              Capital     Operating
                                               leases       leases
                                               ------       ------
    Fiscal 1997                                 $  77      $   410
    Fiscal 1998                                    48          399
    Fiscal 1999                                    32          403
    Fiscal 2000                                    20          375
    Fiscal 2001                                    17           13
    Thereafter                                      1           26
                                                -----        -----
          Total                                   195      $ 1,626
                                                             =====
    Less:  Interest                               (28)
                                                -----
    Present value of minimum lease payments     $ 167
                                                =====

     The capitalized cost of the related assets (primarily plant equipment), which are pledged as security under the capital leases, was $370,000 and $359,000 at June 30, 1996, and 1995, respectively. Accumulated amortization on assets under capital leases amounted to $143,000 and $237,000 at June 30, 1996 and 1995, respectively.

     Rental expense for operating leases amounted to $229,000, $238,000 and $478,000 for fiscal 1996, 1995 and 1994, respectively. The Company's principal operating leases are renewable at the fair rental value on the expiration dates.

     SMTEK conducts its operations from a 78,000 square foot facility, which is leased from an unaffiliated party through May 31, 2000. The monthly rent was approximately $28,500 during fiscal 1996 and is subject to a 4% increase each year. SMTEK has the option to extend the lease term for three renewal periods of three years each. The lease rate during the renewal periods is subject to adjustment based on changes in the Consumer Price Index for the local area.

GOVERNMENT GRANTS

     Pursuant to government grant agreements with the Industrial Development Board for Northern Ireland ("IDB"), the Company's Northern Ireland subsidiaries have been reimbursed for a portion of qualifying capital expenditures and for certain employment and interest costs. Approximately $480,000 of the government grants received by the Company's DDL Electronics Limited subsidiary ("DDL-E") are subject to repayment if the employment level at this subsidiary falls below 134 employees during the two year period beginning on January 1, 1997. At the present time, DDL-E has approximately 180 employees. Management does not expect the employment at DDL-E to drop below the level that would give rise to a grant repayment obligation. Irlandus Circuits Limited ("Irlandus"), the Company's other Northern Ireland-based operating company, no longer has a grant repayment obligation based on maintenance of minimum employment levels.

     In addition to the contingent grant repayment liability based on DDL-E's employment level, the Company would be obligated to repay grants in the event that DDL-E and/or Irlandus cease business, permanently discontinue production, or fail to pay to the IDB any amounts due under the mortgage notes payable (Note 6). These contingent repayment obligations amount to approximately $650,000 and $406,000 for DDL-E and Irlandus, respectively. Management does not expect that the Company will have any grant repayment obligation under these provisions.

FOREIGN CURRENCY EXPOSURE

     The Company's investment in its Northern Ireland subsidiaries is represented by operating assets and liabilities denominated in these subsidiaries' functional currency of British pounds sterling. In addition, in the normal course of business these operating units enter into transactions denominated in European currencies other than British pounds sterling. As a result, the Company is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. The Company uses a variety of strategies, including foreign currency forward contracts and internal hedging, to minimize or eliminate foreign currency exchange rate risk associated with substantially all of its foreign currency transactions. Gains and losses on these hedging transactions are generally recorded in earnings in the same period as they are realized, which is usually in the same period as the underlying or originating transactions. The Company does not enter into speculative foreign currency transactions.

ENVIRONMENTAL MATTERS AND LITIGATION

     Federal, state and local provisions relating to the protection of the environment affect the Company's PCB fabrication operations. In 1983, the United States and the State of California filed a legal action against the owners and operators of the Stringfellow hazardous waste disposal site located near Riverside, California, as well as against a number of generators and transporters of chemical substances who allegedly disposed of waste at the site (the "Primary Defendants"). The action seeks to cause the Primary Defendants to clean up the site, to reimburse government plaintiffs for remediation costs incurred by them and to recover compensation for alleged damage to natural resources. The Primary Defendants have initiated a defense of the case. The State of California also has been found liable for, among other things, its negligent selection, inspection, design, construction, operation and failure to remedy the site. In 1988, the Primary Defendants filed third-party complaints against the Company's Anaheim, California-based Aeroscientific Corp. subsidiary ("Aero Anaheim") and about 185 other alleged responsible parties. The U.S. Environmental Protection Agency ("EPA") has estimated that about 34 million gallons of waste were disposed of at the Stringfellow site and has estimated that Aero Anaheim may have been responsible for having generated about 9,300 gallons or 0.0273 percent of the total waste disposed. The government plaintiffs, however, have been unable to estimate the value of their principal claims. EPA's cleanup estimates have ranged from $400 million to $1 billion, depending on which cleanup proposal is selected. At the present time, the Company cannot determine how the allocation of responsibility in this case will ultimately be made or what share of responsibility might be imposed on state and local governments. The EPA contends that site owners and operators and waste generators are jointly and severally liable under federal law. In 1994, the Company was given the opportunity to participate in a de minimis settlement negotiated with the EPA and the Primary Defendants. The Company's share of the settlement and administration costs would have been approximately $120,000. The Company decided not to participate in the settlement at that time because of its limited cash resources. However, the Company accrued this amount as its estimate of the liability it will ultimately bear in this matter. The Company is currently exploring the feasibility of entering into a settlement with the Primary Defendants in which that same amount would be paid over several years. No assurances can be given, however, that any such settlement will be achieved.

     The Company is aware of certain chemicals that exist in the ground at Aero Anaheim's previously leased facility in Anaheim. The Company has notified the appropriate governmental agencies and is proceeding with remediation and investigative studies regarding soil and groundwater contamination. The Company believes that it will be required to implement a continuing remedial program for the site. The installation of water and soil extraction wells was completed in August 1994. A plan for soil remediation was completed about the same time and was implemented beginning in 1995. Investigative work to determine the full extent of potential groundwater pollution has not yet been completed. The Company retained the services of an environmental engineering firm in May 1995 to begin the vapor extraction of pollutant from the soil and to perform exploratory hydro-punch testing to determine the full extent and cost of the cleanup of the potential groundwater contamination. These processes are in their preliminary stages and a complete and accurate estimate of the full and potential costs cannot be determined at this time. The Company believes, however, that the resolution of these matters will require a significant cash outlay. Initial estimates from environmental engineering firms indicate that it could cost from $1,000,000 to $3,000,000 to fully clean up the site and could take as long as ten years to complete. The Company and Aero Anaheim entered into an agreement to share the costs of environmental remediation with the owner of the Anaheim property. Under this agreement, the Company is obligated to pay 80% of the site's total remediation costs up to $725,000 (i.e., up to the Company's $580,000 share) with any costs above $725,000 being shared equally between the Company and the property owner. Through June 30, 1996, the Company has paid $420,000 as its share of the remediation costs (including cash placed in an escrow account for payment of expenses). At June 30, 1996, the Company has a reserve of $608,000, which represents its estimated share of future remediation costs at this site. Based on consultation with the environmental engineering firms, management believes that the Company has made adequate provision for the liability based on probable loss. It is possible, however, that the future remediation costs at this site may differ significantly from the estimates, and may exceed the amount of the reserve.

     In addition to the environmental litigation described above, the Company is involved in other litigation matters resulting from the ordinary course of business. At the current time, management believes that all such other actions, in the aggregate, will not have a material adverse effect on the Company.



Note 11 - BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in two primary industry segments providing electronic manufacturing services and printed circuit boards principally to the computer, communications, instrumentation and medical equipment markets. A summary of the Company's operations by segment follows (in thousands):

                                               Year ended June 30,
                                        ------------------------------
                                        1996         1995         1994
                                        ----         ----         ----
Sales:
  Electronic Manufacturing Services   $22,245      $13,842      $28,620
  Printed Circuit Boards               10,891       15,734       19,909
                                       ------       ------       ------
                                      $33,136      $29,576      $48,529
                                       ======       ======       ======

Operating income (loss):
  Electronic Manufacturing Services   $  (267)     $(1,892)     $(2,990)
  Printed Circuit Boards                  (20)        (646)      (4,505)
  General Corporate                      (880)      (2,432)         547
                                       ------       ------       ------
                                      $(1,167)     $(4,970)     $(6,948)
                                       ======       ======       ======

Identifiable assets:
  Electronic Manufacturing Services   $20,321      $ 6,162      $ 9,097
  Printed Circuit Boards                5,266        5,543       13,012
  General Corporate                     2,500          885        1,149
                                       ------       ------       ------
                                      $28,087      $12,590      $23,258
                                       ======       ======       ======

Depreciation and amortization:
  Electronic Manufacturing Services   $ 1,195      $   568      $ 1,122
  Printed Circuit Boards                  548          924        1,975
  General Corporate                       285           13           23
                                       ------       ------       ------
                                      $ 2,028      $ 1,505      $ 3,120
                                       ======       ======       ======

Capital expenditures:*
  Electronic Manufacturing Services   $ 1,013      $   210      $   551
  Printed Circuit Boards                  586          433          254
                                       ------       ------       ------
                                      $ 1,599      $   643      $   805
                                       ======       ======       ======




* Capital expenditures includes equipment additions financed with capital leases and notes payable.



Sales, operating loss, and identifiable assets by geographic area are as follows (in thousands):

                                              Year ended June 30,
                                        ------------------------------
                                        1996         1995         1994
                                        ----         ----         ----
  Sales:
    United States                     $ 8,668      $ 8,765      $27,571
    Northern Ireland                   24,468       20,811       20,958
                                       ------       ------       ------
          Total                       $33,136      $29,576      $48,529
                                       ======       ======       ======

  Operating:
    United States                     $  (748)     $(2,226)     $(2,909)
    Northern Ireland                     (419)      (2,744)      (4,039)
                                       ------       ------       ------
          Total                       $(1,167)     $(4,970)     $(6,948)
                                       ======       ======       ======

  Identifiable assets:
    United States                     $16,133      $ 1,003      $12,990
    Northern Ireland                   11,954       11,587       10,268
                                       ------       ------       ------
          Total                       $28,087      $12,590      $23,258
                                       ======       ======       ======

     No single customer accounted for 10% or more of consolidated sales in fiscal 1996 or 1995. The Company had sales to a single customer which accounted for approximately 13.0% of sales in fiscal 1994.



Note 12 - LIQUIDITY

     The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company incurred operating losses of $1,167,000, $4,970,000 and $6,948,000 and negative cash flows from operating activities of $555,000, $264,000 and $2,710,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

     In response to the large operating losses incurred prior to fiscal 1996, the Company liquidated its U.S. EMS operation and divested its U.S. PCB operation during fiscal 1995. The U.S. EMS operation had been severely damaged in the January 1994 Los Angeles earthquake. In fiscal 1996, the Company reestablished a domestic operating presence by acquiring SMTEK.

     Management anticipates that the Company will continue to incur operating losses for at least the near term future due to its current level of fixed costs for manufacturing overhead relative to its current sales volume, as well as amortization expense of the goodwill arising from the acquisition of SMTEK. Operating losses are expected to continue until such time as sales increase to a level necessary to absorb fixed costs and offset goodwill amortization. No assurance can be given as to whether or when sales increases may be achieved. Sales increases will depend in part upon strengthening the Company's sales and marketing functions for its existing operations, and improving its price competitiveness in the EMS industry by achieving economies of scale in the procurement of electronic components.

     At June 30, 1996, the Company's total cash and cash equivalents amounted to $2,519,000. In October 1996, the Company finalized an accounts receivable-based working capital bank line of credit for its U.S. EMS operation, which provides for borrowings of up to $2,500,000 at an interest rate of prime plus 1.25%. Management believes that the Company's cash resources and borrowing capacity on this working capital line of credit are sufficient to fund operations for at least the next year.



Note 13 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Following is a summary of the quarterly results of operations (in thousands except per share amounts):

                                         Quarter ended
                         -------------------------------------------------
                         Sep 30    Dec 31     Mar 31      Jun 30     Total
                         ------    ------     ------      ------     -----
Fiscal 1996

Sales                   $ 6,192    $ 6,029    $10,501    $10,414    $33,136
                         ======     ======     ======     ======     ======

Income (loss) before
 extraordinary item     $ 1,084    $  (348)   $  (405)   $(1,089)   $  (758)
Extraordinary item -
 Gain on debt
 extinguishment              -          -       2,356         -       2,356
                         ------     ------     ------     ------     ------
Net income (loss)       $ 1,084    $  (348)   $ 1,951    $(1,089)   $ 1,598
                         ======     ======     ======     ======     ======

Earnings (loss) per share:
  Income (loss) before
   extraordinary item    $ 0.06     $(0.02)    $(0.02)    $(0.05)    $(0.04)
  Extraordinary item         -          -        0.12         -        0.13
                          -----      -----      -----      -----      -----
  Total earnings (loss)
   per share             $ 0.06     $(0.02)    $ 0.10     $(0.05)    $ 0.09
                         ======      =====      =====      =====      =====

Fiscal 1995

Sales                   $ 8,940    $ 7,654    $ 6,079    $ 6,903   $ 29,576
                         ======     ======     ======     ======    =======

Income (loss) before
 extraordinary item     $(2,862)   $ 2,145    $   167    $(1,816)   $(2,366)
Extraordinary item -
 Gain on debt
 extinguishment              -       2,441         -          -       2,441
                         ------     ------     ------     ------     ------
Net income (loss)       $(2,862)   $ 4,586    $   167    $(1,816)   $    75
                         ======     ======     ======     ======     ======

Earnings (loss) per share:
 Income (loss) before
   extraordinary item    $(0.19)    $ 0.13     $ 0.01     $(0.11)    $(0.15)
  Extraordinary item         -        0.15         -          -        0.15
                          -----      -----      -----      -----      -----
  Total earnings (loss)
   per share             $(0.19)    $ 0.28     $ 0.01     $(0.11)    $   -
                         ======      =====      =====      =====      =====

                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                        Market and Dividend Information



     The Company's common shares are traded on the New York Stock and Pacific Stock Exchanges (ticker symbol "DDL"). The high and low closing sales prices for the common stock for the last two fiscal years, as reported on the composite tape, are set forth in the following table.

                                    Fiscal 1996            Fiscal 1995
                                   -------------          -------------
                                   High      Low          High      Low
                                   ----     ----          ----     ----

1st Quarter                       2-1/8     1-1/2        1-7/8       1

2nd Quarter                         3       1-7/8        2-1/2       1

3rd Quarter                       2-3/4     2-1/4        1-1/2       1

4th Quarter                       2-1/2     1-5/8          2       1-1/8


     There were approximately 1,500 stockholders of record at October 7, 1996.

     The Company suspended dividend payments effective March 31, 1989. A resumption of dividend payments is not anticipated in the foreseeable future.




                           Form 10-K Annual Report

     A copy of the Annual Report on Form 10-K (without exhibits) may be obtained free of charge upon written request to DDL Electronics, Inc., 2151 Anchor Court, Newbury Park, California 91320.

                   DDL ELECTRONICS, INC. AND SUBSIDIARIES

               DIRECTORS, EXECUTIVE OFFICERS, OPERATING UNITS
                       AND OTHER CORPORATE INFORMATION





DIRECTORS                                        OPERATING UNITS
---------                                        ---------------
Karen Beth Brenner                               SMTEK, Inc.
Investment Manager                               Newbury Park, California
Newport Beach, California

Melvin Foster                                    DDL Electronics Limited
Attorney at Law                                  Craigavon, Northern Ireland
Boston, Massachusetts

Gregory L. Horton                                Irlandus Circuits Limited
Chairman of the Board,                           Craigavon, Northern Ireland

President and Chief Executive Officer
DDL Electronics, Inc.
Newbury Park, California

Bernee D. L. Strom                               TRANSFER AGENT AND REGISTRAR
President and Chief Executive Officer            ----------------------------
USA Digital Radio                                American Stock Transfer &
Chicago, Illinois                                 Trust Company
                                                 40 Wall Street
Richard K. Vitelle                               New York, New York  10005
Vice President and Chief Financial Officer
DDL Electronics, Inc.
Newbury Park, California                         INDEPENDENT AUDITORS
                                                 --------------------
Robert G. Wilson                                 KPMG Peat Marwick LLP
Private Investor                                 Los Angeles, California
Vancouver BC, Canada
(formerly Interim Vice President
of DDL Electronics, Inc.)                        LEGAL COUNSEL
                                                 -------------
                                                 Nelson, Mullins, Riley &
EXECUTIVE OFFICERS                                Scarborough, L.L.P.
------------------                               Charlotte, North Carolina
Gregory L. Horton
President and Chief Executive Officer

Richard K. Vitelle
Vice President - Finance and Administration,
Chief Financial Officer, Treasurer and
Secretary