Form 10-K, Exhibit 13
period 1997-06-30
DDL ELECTRONICS INC
filed 1997-10-10
CIK 26987

EXHIBIT 13
                                           ANNUAL REPORT TO STOCKHOLDERS


                DDL ELECTRONICS, INC. AND SUBSIDIARIES
                           FINANCIAL SUMMARY
                 (In thousands except per share amounts)



                                            Year Ended June 30
                            --------------------------------------------
                            1997      1996      1995      1994      1993
                            ----      ----      ----      ----      ----
Sales                    $ 48,919  $ 33,136  $ 29,576  $ 48,529  $ 57,883

Operating income (loss)  $    118  $ (1,167) $ (4,970) $ (6,948) $ (5,067)

Extraordinary item       $    -    $  2,356  $  2,441  $    -    $  6,100

Net income (loss)        $ (1,678) $  1,598  $     75  $ (8,354) $  1,073

Earnings (loss)
  per share              $  (0.07) $   0.09  $    -    $  (0.55) $   0.10





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

To Our Stockholders:

     DDL Electronics is proud to announce that the Company has returned to operating profitability for the first time in nearly a decade. This was the first full fiscal year which included the operations of DDL's newest subsidiary, SMTEK, Inc. The acquisition of SMTEK in January 1996 established DDL solidly in the U.S. electronics manufacturing services
(EMS) industry. Concurrent with the acquisition of SMTEK, DDL's new management team came aboard with a plan to reposition and revitalize the Company within 24 months.

     Last year we reported that the lingering residue of DDL's historical problems had presented significant challenges for the new management team. On June 30, 1997, DDL retired its short-term senior debt of $5.3 million, which was the culmination of a very difficult period of financial restructuring and balance sheet improvement. Elimination of this onerous debt and other balance sheet improvements position the Company well as we move forward with a strategy of profitable growth in operations and expansion through acquisitions of profitable EMS providers with solid
reputations and strong market presence in their geographic areas.   Earlier
this year, the Company engaged Needham & Company, one of the leading investment banking firms serving the EMS industry, to evaluate, develop and negotiate acquisition and capital infusion opportunities.

     Significant effort and investment was made this year to seek and close acquisitions of other profitable EMS companies. We considered over a dozen potential acquisitions and made offers to three different companies, one of which is still in process. Our focus is on making acquisitions in key geographic areas of the U.S. to build a stronger presence in the domestic market. We view this acquisition strategy as an important element of our plan to increase overall profitability. With additional operating units, we will realize benefits from collective procurement, better utilization of engineering and design services, more responsive local customer service, increased sales and marketing penetration, enhanced banking relationships, and broader allocation of corporate overhead costs associated with being a publicly held company.

     Sales and earnings improved substantially over last year. Total sales of $48,919,000 in fiscal 1997 represented an increase of 48% over fiscal 1996 sales of $33,136,000, due in part to the fact that SMTEK's operations were included for only one-half of fiscal 1996. Still, if SMTEK had been included in fiscal 1996 for the entire year, the year-over-year sales
increase would have been a robust 20%.   DDL's balance sheet continued to
strengthen this year with debt reduction and equity infusion.
Stockholders' equity has risen to its highest level in six years.
Operating profitability increased considerably from operating losses of $4,970,000 and $1,167,000 in fiscal years 1995 and 1996, respectively, to operating income of $118,000 in fiscal 1997. Our top priorities going forward are bottom line growth and cash flow improvement.

     We continued to invest in our facilities and equipment this year to improve capabilities in technology and capacity where needed. The Company is positioned to perform at much higher sales levels without substantial investment in facilities and equipment. However, we will be investing further in our printed circuit board fabrication facility, Irlandus Circuits Ltd., to increase technology, increase capacity, improve yields and to reduce operating costs. This investment will better enable Irlandus to supply printed circuit boards to DDL's EMS operations.

     During fiscal 1997, new management was installed in both of our operating companies in Northern Ireland. These new managers have implemented better internal performance measurements, organizational improvements, strengthened cost controls, production tracking systems and
employee motivation programs.   These two operating units are certified to
ISO-9002, and SMTEK has achieved ISO-9001 certification effective April
1997.

     We significantly strengthened our sales and marketing efforts this year to take advantage of strong market demand and to focus on key customer partnerships with a high level of service during the development, production and post-production support phases of our customer relationships. We experienced strong bookings and bidding activity throughout fiscal 1997 and ended the year with a backlog of $29 million, up from $18 million at the end of fiscal 1996, which represents a 62% increase. To further enhance early customer interaction, DDL has initiated a marketing strategy that provides no-charge design services to production partners who commit production to the Company. This allows us to leverage our substantial design capability and help our customers get to market faster, with less cost, and with a more producible and reliable product.

     DDL is well positioned to take advantage of strong market demand in the high complexity, high mix portion of the EMS industry. There are relatively few players in this difficult market segment that are as well equipped as DDL to address the design, engineering and production challenges presented by high complexity, high mix electronic assembly work. In this segment, the production volumes are typically medium to small and the service level and customer interaction levels are very high, compared to high volume, low margin commodity and consumer goods production supported by the much larger EMS providers.

     We are excited about the continued growth of our market and the increasing emphasis on EMS production capability. DDL is well positioned to grow through increases in current operations and with strategic acquisitions of companies that fit well within our international organization. Our success this past year in improving the balance sheet, sales, backlog, and operations should bode well for continued success in fiscal 1998 and beyond.



                      /s/Gregory L. Horton
                      Chairman, CEO and President

                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                         FIVE-YEAR FINANCIAL SUMMARY
                    (In thousands except per share amounts)


                                             Year ended June 30
                                --------------------------------------------
OPERATING DATA                  1997      1996      1995      1994      1993
                                ----      ----      ----      ----      ----
Sales                        $ 48,919  $ 33,136  $ 29,576  $ 48,529  $ 57,883
                               ------    ------    ------    ------    ------

Costs and expenses:
  Cost of goods sold           42,475    29,494    26,516    47,860    55,052
  Administrative and
    selling expenses            5,058     4,175     6,497     7,617     7,898
  Goodwill amortization         1,268       634       -         -         -
  Restructuring charges           -         -       1,533       -         -
                               ------    ------    ------    ------    ------
Total costs and expenses       48,801    34,303    34,546    55,477    62,950
                               ------    ------    ------    ------    ------
Operating income (loss)           118    (1,167)   (4,970)   (6,948)   (5,067)
                               ------    ------    ------    ------    ------
Non-operating income (expense):
  Interest income                  83       246       109       168       280
  Interest expense             (1,105)     (911)     (883)   (1,110)   (1,107)
  Debt issue cost amortization   (937)     (281)      -         -         -
  Gain on sale of assets          142       -       3,317         2       264
  Earthquake expenses             -         -         -        (500)      -
  Other income (expense), net      21       245        61        34       -
                               ------    ------    ------    ------    ------
Total non-operating
  income (expense)             (1,796)     (701)    2,604    (1,406)     (563)
                               ------    ------    ------    ------    ------
Loss from continuing
  operations before
  income taxes                 (1,678)   (1,868)   (2,366)   (8,354)   (5,630)

Income tax benefit                -       1,110       -         -         -
                               ------    ------    ------    ------    ------
Loss from continuing
  operations                   (1,678)     (758)   (2,366)   (8,354)   (5,630)

Income from discontinued
  operations, less applicable
  income taxes                    -          -        -         -         603
                               ------    ------    ------    ------    ------
Loss before extraordinary
  item                         (1,678)     (758)   (2,366)   (8,354)   (5,027)

Extraordinary item - Gain
  on debt extinguishment          -       2,356     2,441       -       6,100
                               ------    ------    ------    ------    ------
Net income (loss)            $ (1,678) $  1,598   $    75  $ (8,354) $  1,073
                               ======    ======    ======    ======    ======

                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                         FIVE-YEAR FINANCIAL SUMMARY
                    (In thousands except per share amounts)
                                 (Continued)


                                             Year ended June 30
                                --------------------------------------------
OPERATING DATA                  1997      1996      1995      1994      1993
(Continued)                     ----      ----      ----      ----      ----

Earnings (loss) per share:
  Primary:
   Continuing operations      $(0.07)   $(0.04)   $(0.15)   $(0.55)   $(0.56)
   Discontinued operations       -         -         -         -        0.06
   Extraordinary item            -        0.13      0.15       -        0.60
                               -----     -----     -----     -----     -----
Total                         $(0.07)   $ 0.09    $  -      $(0.55)   $ 0.10
                               =====     =====     =====     =====     =====
  Fully diluted:
   Continuing operations      $(0.07)   $(0.03)   $(0.15)   $(0.55)   $(0.37)
   Discontinued operations       -         -         -         -        0.04
   Extraordinary item            -        0.12      0.15       -        0.42
                               -----     -----     -----     -----     -----
Total                        $ (0.07)   $ 0.09    $  -     $ (0.55)   $ 0.09
                               =====     =====     =====     =====     =====



                                             Year ended June 30
                                --------------------------------------------
BALANCE SHEET DATA              1997      1996      1995      1994      1993
                                ----      ----      ----      ----      ----

Current assets               $ 20,420  $ 15,493  $  8,876  $ 12,018  $ 20,085

Current liabilities          $ 18,095  $ 11,979  $  8,904  $ 21,277  $ 14,289

Working capital (deficit)    $  2,325  $  3,514  $    (28) $ (9,259) $  5,796

Current ratio                     1.1       1.3       1.0       0.6       1.4

Total assets                 $ 31,880  $ 28,087  $ 12,590  $ 23,258  $ 33,739

Long-term debt               $  7,820  $ 10,935  $  7,030  $  6,870  $ 20,393

Stockholders' equity
  (deficit)                  $  5,965  $  5,173  $ (3,344) $ (4,889) $   (943)

Equity (deficit) per share   $   0.24  $   0.22  $  (0.21) $  (0.34) $  (0.08)

Shares outstanding (000s)      24,587    22,999    16,063    14,469    11,973

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

     Historically, DDL was a diversified holding company with operations in the areas of EMS and PCB fabrication, broadband communications equipment and other businesses. The Company entered the EMS business by acquiring its domestic EMS operations in 1985 and by organizing its European EMS operations in 1990. The Company divested its non-EMS/PCB operations during 1989 to 1993. In December 1994 and January 1995, the Company sold substantially all the assets of its U.S. EMS and PCB operations, and used the proceeds to pay off debt.

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

     With the exception of the year ended June 30, 1997, during which the Company generated operating income of $118,000, the Company has incurred operating losses for a number of years. These operating losses amounted to $1,167,000 and $4,970,000 in the fiscal years ended June 30, 1996 and 1995, respectively. Although the Company had net income for the years ended June 30, 1996 and 1995 of $1,598,000 and $75,000, respectively, fiscal 1996 net income included an extraordinary gain of $2,356,000 and an income tax benefit of $1,110,000, while fiscal 1995 net income included an extraordinary gain of $2,441,000 and a gain of on sales of assets of $3,317,000.

     The Company utilizes a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 1997, 1996 and 1995, fell on June 27, June 28 and June 30, respectively. Throughout this Annual Report to Stockholders, the fiscal year-end for all years is shown as June 30 for clarity of presentation, except where the context dictates a more specific reference to the actual year-end date.

Quasi-reorganization

     The Company, with the authorization of its Board of Directors, implemented a quasi-reorganization effective June 27, 1997. The quasi-reorganization, which did not require the approval of the Company's stockholders, resulted in an elimination of the accumulated deficit of $23,678,000 by a transfer from additional paid-in capital of an equivalent amount. This deficit was attributable primarily to operations which were divested or discontinued in prior years. Following a review and evaluation by management, no adjustment was made to the carrying values of the Company's assets and liabilities because such amounts were deemed to be not in excess of estimated fair values.

Results of Operations

     The following table sets forth the Company's sales and other operating data as percentages of revenues:

                                               Year Ended June 30
                                          -----------------------------
                                          1997        1996         1995
                                          ----        ----         ----
Sales                                    100.0%       100.0%       100.0%
Cost of goods sold                        86.8         89.0         89.7
                                         -----        -----        -----

Gross profit                              13.2         11.0         10.3

Administrative and selling expenses       10.3         12.6         21.9
Goodwill amortization                      2.6          1.9           -
Restructuring charges                       -            -           5.2
                                         -----        -----        -----
Operating income (loss)                    0.3         (3.5)       (16.8)

Interest income                            0.2          0.8          0.4
Interest expense                          (2.3)        (2.8)        (3.0)
Debt issue cost amortization              (1.9)        (0.2)          -
Gain on sale of assets                      -            -          11.2
Other income, net                          0.3          0.1          0.2
                                         -----        -----        -----

Loss before income taxes                  (3.4)        (5.6)        (8.0)

Income tax benefit                          -           3.3           -
                                         -----        -----        -----
Loss before extraordinary item            (3.4)        (2.3)        (8.0)

Extraordinary item - Gain on
  debt extinguishment                       -           7.1          8.3
                                         -----        -----        -----

Net income (loss)                         (3.4)%        4.8%         0.3%
                                         =====        =====        =====

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

     Following are the Company's unaudited pro forma consolidated operating results for the year ended June 30, 1995, which exclude the operations of Aero Oregon and A.J., the gain on sale of Aero Oregon's assets and the A.J. restructuring charges, as compared with actual operating results for the years ended June 30, 1997 and 1996 (in thousands):


                                               Year Ended June 30
                                          -----------------------------
                                          1997        1996         1995
                                          ----        ----         ----
                                                                (Pro forma)

Sales                                  $ 48,919    $ 33,136     $ 20,811
                                        -------     -------      -------

Cost of goods sold                       42,475      29,494       17,873
Administrative and
  selling expenses                        5,058       4,175        5,062
Goodwill amortization                     1,268         634          -
                                        -------     -------      -------

Total costs and operating expenses       48,801      34,303       23,037
                                        -------     -------      -------

Operating income (loss)                     118      (1,167)      (2,226)
Non-operating expense, net               (1,796)       (701)        (538)
                                        -------     -------      -------

Loss before income taxes                 (1,678)     (1,868)      (2,764)
Income tax benefit                          -         1,110          -
                                        -------     -------      -------

Loss before extraordinary item           (1,678)       (758)      (2,764)
Extraordinary item - Gain on
  debt extinguishment                       -         2,356        2,441
                                        -------     -------      -------

Net income (loss)                      $ (1,678)   $  1,598     $   (323)
                                        =======     =======      =======

Fiscal 1997 vs. 1996

     Sales for fiscal 1997 were $48,919,000, compared to $33,136,000 for fiscal 1996. The sales increase results primarily from the acquisition of SMTEK, which contributed revenues of $19,267,000 in the year ended June 30, 1997 compared to $8,668,000 in fiscal 1996. Because the acquisition of SMTEK in January 1996 was accounted for using the purchase method, SMTEK's operations prior to the acquisition are not included in the Company's results. Sales growth at DDL Electronics, Ltd. ("DDL-E") accounted for most of the remaining increase in consolidated sales. DDL-E added several new customers that have contributed to sales growth and significantly increased sales to one of its existing customers during fiscal 1997.

     Gross profit (sales less cost of goods sold) for fiscal 1997 was $6,444,000 compared to $3,642,000 for fiscal 1996. SMTEK's gross profit of $2,774,000 for fiscal 1997, compared to $1,600,000 for fiscal 1996, accounted for $1,174,000 of the increase. Gross profit of DDL-E and Irlandus Circuits Ltd. ("Irlandus") increased by $810,000 and $821,000, respectively, compared to fiscal 1996. DDL-E's gross profit increased due to higher sales volume and the fact that DDL-E's gross profit in fiscal 1996 was adversely impacted by a ramp-up in the workforce and higher than normal equipment costs. Irlandus' gross profit increased primarily due to a reduction of indirect costs. The Company's consolidated gross profit margin increased from 11.0% in fiscal 1996 to 13.2% in fiscal 1997, due primarily to improvement in Irlandus' gross profit margin from 11.4% in fiscal 1996 to 18.6% in fiscal 1997. The improvement in Irlandus' gross profit margin is attributable to an increase in higher margin quick-turn orders and a reduction of indirect costs as a percentage of sales. SMTEK's gross profit margin declined from 18.5% in fiscal 1996 to 14.4% in fiscal 1997 due to higher direct material costs as a percentage of sales, as well as an increase in the number of production employees handling the higher sales volume.

     Administrative and selling expenses increased from $4,175,000 for the year ended June 30, 1996 to $5,058,000 for fiscal 1997. This increase is principally the result of the acquisition of SMTEK in January 1996.

     Operating income was $118,000 for fiscal 1997, compared to operating loss of $1,167,000 for fiscal 1996. This improvement is primarily attributable to increased gross profit of DDL-E and Irlandus.

     Net non-operating expense increased from $701,000 in fiscal 1996 to $1,796,000 in fiscal 1997. This change is attributable to increases in debt issue cost amortization and interest expense, as the result of debt issued in February 1996 to finance the SMTEK acquisition. Debt issue cost amortization expense amounted to $937,000 in fiscal 1997 compared to $281,000 in fiscal 1996. Nearly all of the fiscal 1997 debt issue cost amortization relates to the 10% Senior Notes of $5,300,000 which were repaid on June 30, 1997 (which is subsequent to the year ended June 27, 1997), as further discussed under "Liquidity and Capital Resources" below.

     During fiscal 1996, the Company recognized an income tax benefit associated with its application for federal tax refunds as permitted under section 172(f) of the Internal Revenue Code. In the aggregate, the Company applied for federal tax refunds of $2,175,000, net of costs associated with applying for such refunds. Through June 30, 1996, the Company had received $1,871,000 of net refunds plus interest on such refunds of $106,000, and has recognized as an income tax benefit $1,110,000 net of certain expenses. Because the tax returns underlying these refunds are subject to audit by the Internal Revenue Service and a portion of the refunds could be disallowed, the Company has not yet recognized a tax benefit for the remainder of the refunds received to date, or for the refunds still expected to be received. No additional refunds were received during fiscal 1997. Nonetheless, the Company feels that its claim for refund and carry back of net operating losses can be substantiated and is supported by law, and that the Company will ultimately collect and retain a substantial portion of the refunds applied for.

     The net loss for 1997 was $1,678,000, or ($0.07) per share, compared to net income of $1,598,000, or $0.09 per share for fiscal 1996. Net income for fiscal 1996 includes an extraordinary gain on debt extinguishment of $2,356,000 associated with the reduction of the Company's outstanding obligations to certain former officers, employees and directors in March 1996, as further described in Note 8 to the accompanying consolidated financial statements.


Fiscal 1996 vs. 1995

     Sales for fiscal 1996 were $33,136,000, compared to $29,576,000 for fiscal 1995. Included in fiscal 1995 sales are revenues from A.J. and Aero Oregon. A.J.'s operations were discontinued and ultimately liquidated in fiscal 1995, and Aero Oregon's manufacturing facility and related assets were sold in December 1994. Aero Oregon and A.J. represented $8,765,000 of fiscal 1995 sales. After giving effect to a pro forma adjustment to exclude sales of Aero Oregon and A.J. from fiscal 1995 revenues, sales in fiscal 1996 increased $12,325,000 over sales of fiscal 1995. Of this increase, $8,668,000 represents revenues of SMTEK, which was acquired in January 1996. Sales growth at DDL-E accounted for most of the remaining increase in consolidated sales. DDL-E added several new turnkey customers that contributed to sales growth in fiscal 1996 and reduced the relative volume of sales made on a consignment basis. For "turnkey" sales, DDL-E provides all materials, labor and equipment associated with producing the customers' products, while "consigned" sales are those in which the customers furnish the materials and DDL-E provides only the labor and equipment to manufacture the product. For DDL-E, material costs typically represent about 70% of the turnkey method's sales price. Thus, a shift in order mix from consigned to turnkey can result in higher sales but lower gross profit margins.

     Gross profit for fiscal 1996 improved by $582,000 compared to fiscal 1995. The acquisition of SMTEK in January 1996 accounted for $1,600,000 of the increase, offset by a decline in gross profit of the Northern Ireland operations of approximately $800,000. Gross profit as a percentage of sales declined from 14.1% (on a pro forma basis without Aero Oregon and A.J.) for fiscal 1995 to 11.0% for fiscal 1996. DDL-E's gross profit declined by $705,000, and its gross profit as a percentage of sales declined from 14.5% in fiscal 1995 to 5.9% in fiscal 1996 due to a decrease in consignment sales and an increase in turnkey sales volume. Also, the cost of direct materials as a percent of turnkey sales in fiscal 1996 was higher than in fiscal 1995. An increase in the number of production employees handling the higher sales volume and additional costs incurred for previously deferred equipment maintenance further contributed to the decline in DDL-E's gross profit percentage. Gross profit of Irlandus decreased by $88,000 and its gross profit percentage declined from 12.7% to 11.4% from 1995 to 1996. Irlandus' gross profit declined primarily due to changes in product mix.

     The operating loss for fiscal 1996 improved by $3,803,000, from a loss in fiscal 1995 of $4,970,000 to a loss of $1,167,000 in fiscal 1996. The fiscal 1996 operating loss includes goodwill amortization expense of $634,000 arising from the acquisition of SMTEK in January 1996. On a pro forma basis, after giving effect to the exclusion of Aero Oregon and A.J. from fiscal 1995 operating results, the improvement in the operating loss was $1,059,000. A substantial portion of fiscal 1995's operating expenses were attributable to accrual of restructuring charges associated with the discontinuance of A.J.'s operations and disposal of its assets. The restructuring charge of $1,533,000 in fiscal 1995 was comprised of a writedown of assets to liquidation value, accrual of expected lease termination costs and provision for operating expenses through A.J.'s ultimate and final disposal.

     Net non-operating income (expense) declined from $2,604,000 in fiscal 1995 to ($701,000) in fiscal 1996. This change is attributable principally to a non-recurring gain of $3,317,000 on the sale of assets of Aero Oregon in fiscal 1995.

     As discussed further above, during fiscal 1996 the Company recognized an income tax benefit of $1,110,000 net of certain expenses associated with its application for federal tax refunds as permitted under section 172(f) of the Internal Revenue Code.

     For fiscal 1995, the loss before extraordinary item was $2,366,000, or ($0.15) per share. On a pro forma basis, excluding the operations of A.J. and Aero Oregon and the non-recurring gain on the sale of Aero Oregon's assets, fiscal 1995 would have shown a loss before extraordinary item of $2,764,000. For fiscal 1996, the loss before extraordinary item was $758,000, or ($0.04) per share, which includes the effect of the $1,110,000 income tax benefit discussed above.

     Net income for fiscal 1996 was $1,598,000, or $0.09 per share, compared to $75,000, or $0.00 per share, for fiscal 1995. Net income for fiscal 1996 includes an extraordinary gain on debt extinguishment of $2,356,000 associated with the reduction of the Company's outstanding obligations to certain former officers, employees and directors in March 1996, as further described in Note 8 to the accompanying consolidated financial statements. Net income for fiscal 1995 includes an extraordinary gain on debt extinguishment of $2,441,000 associated with the retirement of the Company's senior bank debt in December 1994.

Recent Accounting Pronouncement

     The Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("SFAS 128") in February 1997. SFAS 128 is effective for both interim and annual periods ending after December 15, 1997. The Company will adopt SFAS 128 in the second quarter of fiscal 1998. SFAS 128 requires the presentation of "Basic" earnings per share which represents income available to common shareholders divided by the weighted average number of common shares outstanding for the period. A dual presentation of "Diluted" earnings per share will also be required. Management believes the adoption of SFAS 128 will not have a material impact on the Company's financial position or results of operations.

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

Liquidity and Capital Resources

     The Company's primary sources of liquidity are its cash and cash equivalents, which amounted to $4,718,000 at the end of fiscal 1997, and its bank lines of credit. During fiscal 1997, cash and cash equivalents increased by $2,199,000. This net cash inflow consisted of cash proceeds from the issuance of common stock of $1,460,000, proceeds from new borrowings net of debt repayments of $611,000, proceeds from government grants of $605,000, cash provided by operating activities of $230,000, proceeds from the sale of assets of $202,000 and the effect of exchange rate changes on cash of $80,000, partially offset by capital expenditures of $989,000.

     On June 30, 1997 (which is subsequent to the year ended June 27, 1997, as the Company utilizes a 52-53 week fiscal year), the Company repaid its 10% Senior Notes due July 1, 1997 in the amount of $5,300,000 plus accrued interest of $43,000. Of the funds used to repay the 10% Senior Notes, $2,000,000 was borrowed from a private investor on June 30, 1997 under a note payable due February 1, 1999 which is secured by the common stock of SMTEK. After giving effect to these two subsequent events (the proceeds from the $2,000,000 note payable and the payoff of the 10% Senior Notes), the Company's total cash and cash equivalents amounted to $1,375,000 at June
30, 1997.

     Components of operating working capital increased by $1,547,000 during fiscal 1997, which consisted of a $3,396,000 increase in accounts receivable, a $136,000 increase in costs and estimated earnings in excess of billings on uncompleted contracts, and a $808,000 decrease in other liabilities, partially offset by a $1,054,000 decrease in inventories, a $189,000 decrease in prepaid expenses and other current assets, a $1,222,000 increase in accounts payable, and a $328,000 increase in accrued payroll and employee benefits.

     The Company has an accounts receivable-based working capital bank line of credit for SMTEK which provided for borrowings of up to $2,500,000 at an interest rate of prime (8.5% at June 30, 1997) plus 1.25%. At the end of fiscal 1997, borrowings outstanding under this credit facility amounted to $977,000. The Company also has a credit facility agreement with Ulster
Bank Markets for its Northern Ireland operations. This agreement includes a working capital line of credit of 1,150,000 pounds sterling (approximately $1,900,000), and provides for interest on borrowings at the Bank's base rate (6.50% at June 30, 1997) plus 1.50%. At the end of fiscal 1997, borrowings outstanding under this credit facility amounted to $401,000.
In September 1997, Ulster Bank Markets increased the Northern Ireland line of credit to 3,000,000 pounds sterling (approximately $4,900,000) and extended the credit facility through August 31, 1998.

     The Company's EMS and PCB fabrication businesses require continuing investment in plant and equipment to remain competitive. Recently, however, the Company's financial position has severely restricted its ability to make capital improvements in its facilities. Capital expenditures during fiscal 1997, 1996 and 1995 were approximately $2,210,000, $1,599,000 and $643,000, respectively. The Company anticipates it will need to increase its capital spending in the coming years in order to stay competitive as technology evolves. Management estimates that capital expenditures of as much as $2 million may be required in fiscal 1998. Of that amount, the substantial majority is expected to be financed by a combination of capital leases, secured loans and foreign government grants.

     The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company incurred operating income (losses) of $118,000, $(1,167,000) and $(4,970,000), and cash inflows (outflows) from operating activities of $242,000, $(555,000) and $(264,000) in fiscal years 1997, 1996 and 1995, respectively.

     The achievement of sustained profitability is the most significant internal factor bearing on the Company's long-term viability. No assurance can be given that the Company will attain profitable operations or that cash generated from non-operating sources will be adequate to fund future cash needs. As a necessary step to improve the Company's results of operations, the Company is actively pursuing strategic acquisition candidates that might better assure growth of the Company in the markets and industries in which it has expertise.

     With the exception of fiscal 1997, during which the Company generated operating income of $118,000, the Company has incurred operating losses for a number of years. Operating losses could continue until such time as sales increase to a level sufficient to cover costs and operating expenses. No assurance can be given as to whether or when sales increases may be achieved. Sales increases will depend in part upon strengthening the Company's sales and marketing functions for its existing operations and improving its price competitiveness in the EMS industry by achieving economies of scale in the procurement of electronic components.

     Management believes that the Company's cash resources and borrowing capacity on its working capital lines of credit are sufficient to fund operations for at least the next year.

                         Independent Auditors' Report




The Board of Directors and Stockholders
DDL Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of DDL Electronics, Inc. and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DDL Electronics, Inc. and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and cash flows for each of the years in the three-year period ended June 30, 1997 in conformity with generally accepted accounting principles.



/s/ KPMG PEAT MARWICK LLP

Los Angeles, California
August 15, 1997, except for the second
    paragraph of note 12, which is as of
    September 22, 1997

                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                         Consolidated Balance Sheets
                      (In thousands except share amounts)


                                                             June 30
                                                        -----------------
                                                        1997         1996
                                                        ----         ----
           Assets

Current assets:
   Cash and cash equivalents (Note 3)                 $ 4,718      $ 2,519
   Accounts receivable, net (Note 5)                    9,198        5,620
   Costs and estimated earnings in excess of
     billings on uncompleted contracts (Note 6)         3,161        3,026
   Inventories, net (Note 7)                            3,211        4,014
   Prepaid expenses                                       132          314
                                                       ------       ------

          Total current assets                         20,420       15,493
                                                       ------       ------

Property, equipment and improvements,
 at cost (Notes 8 and 12):
   Buildings and improvements                           6,037        5,604
   Plant equipment                                     14,962       13,999
   Office and other equipment                           1,952        1,444
                                                       ------       ------

                                                       22,951       21,047
   Less:  Accumulated depreciation
    and amortization                                  (16,161)     (15,130)
                                                       ------       ------

   Property, equipment and
    improvements, net                                   6,790        5,917
                                                       ------       ------

Other assets:
   Goodwill, net (Note 4)                               4,439        5,708
   Debt issue costs, net                                   38          533
   Deposits and other assets                              193          436
                                                       ------       ------
                                                        4,670        6,677
                                                       ------       ------
                                                     $ 31,880     $ 28,087
                                                       ======       ======

                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                         Consolidated Balance Sheets
                      (In thousands except share amounts)
(Continued)


                                                             June 30
                                                        -----------------
                                                        1997         1996
                                                        ----         ----
Liabilities and Stockholders' Equity

Current liabilities:
   Bank lines of credit payable                     $   1,378      $   -
   Current portion of long-term
    debt (Notes 3 and 8)                                4,167          603
   Accounts payable                                     9,084        7,485
   Accrued payroll and employee benefits                1,145          777
   Other accrued liabilities (Notes 3 and 11)           2,321        3,114
                                                       ------       ------

          Total current liabilities                    18,095       11,979
                                                       ------       ------


Long-term debt, less current
 portion (Notes 3 and 8)                                7,820       10,935
                                                       ------       ------


Commitments and contingencies (Note 12)

Stockholders' equity (Notes 2, 8 and 10):
   Preferred stock, $1 par value; 1,000,000
    shares authorized; no shares issued
    or outstanding                                        -            -
   Common stock, $.01 par value; 50,000,000
    shares authorized; 24,586,858 and
    22,998,879 shares issued and outstanding
    in 1997 and 1996, respectively                        246          230
   Additional paid-in capital                           6,410       29,304
   Common stock held in escrow                            -         (1,325)
   Accumulated deficit (deficit of $23,678,000
    eliminated effective June 27, 1997)                   -        (22,000)
   Foreign currency translation adjustment               (691)      (1,036)
                                                       ------       ------

          Total stockholders' equity                    5,965        5,173
                                                       ------       ------

                                                     $ 31,880     $ 28,087
                                                       ======       ======



See accompanying notes to consolidated financial statements.

                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                     Consolidated Statements of Operations
                    (In thousands except per share amounts)


                                                   Year ended June 30
                                             -----------------------------
                                             1997         1996        1995
                                             ----         ----        ----

Sales                                     $ 48,919     $ 33,136    $ 29,576
                                            ------       ------      ------
Costs and expenses:
   Cost of goods sold                       42,475       29,494      26,516
   Administrative and selling expenses       5,058        4,175       6,497
   Goodwill amortization                     1,268          634         -
   Restructuring charges (Note 4)              -            -         1,533
                                            ------       ------      ------
                                            48,801       34,303      34,546
                                            ------       ------      ------
Operating income (loss)                        118       (1,167)     (4,970)
                                            ------       ------      ------
Non-operating income (expense):
   Interest income                              83          246         109
   Interest expense                         (1,105)        (911)       (883)
   Debt issue cost amortization               (937)        (281)        -
   Gain on sale of assets (Note 4)             142          -         3,317
   Other income (expense), net                  21          245          61
                                            ------       ------      ------
                                            (1,796)        (701)      2,604
                                            ------       ------      ------
Loss before income taxes                    (1,678)      (1,868)     (2,366)

Income tax benefit (Note 9)                    -          1,110         -
                                            ------       ------      ------
Loss before extraordinary item              (1,678)        (758)    ( 2,366)

Extraordinary item - Gain on debt
  extinguishment (Notes 4 and 8)               -          2,356       2,441
                                            ------       ------      ------

Net income (loss)                         $ (1,678)    $  1,598    $     75
                                            ======       ======      ======


Earnings (loss) per share:
   Loss before extraordinary item         $  (0.07)    $  (0.04)   $  (0.15)
   Extraordinary item                           -          0.13        0.15
                                            ------       ------      ------

Earnings (loss) per share                 $  (0.07)    $   0.09    $     -
                                            ======       ======      ======

Shares used in computing
 earnings (loss) per share                  23,398       18,807      15,971
                                            ======       ======      ======



See accompanying notes to consolidated financial statements.

                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                                (In thousands)


                                                   Year ended June 30
                                             -----------------------------
                                             1997         1996        1995
                                             ----         ----        ----
Cash flows from operating activities:
    Net income (loss)                     $ (1,678)    $  1,598    $     75
    Adjustments to reconcile net income
     (loss) to net cash provided by
     (used in) operating activities:
       Depreciation and amortization         3,631        2,028       1,505
       Gain on debt extinguishment             -         (2,356)     (2,441)
       Gain on sale of assets                 (142)         -        (3,317)
       Net (increase) decrease in
        operating working capital, net
        of effects of business acquired     (1,547)      (1,508)      4,009
       (Increase) decrease in deposits
         and other assets                      124          (93)          2
       Benefit of non-capital grants          (242)        (265)       (139)
       Other                                    84           41          42
                                            ------       ------      ------

Net cash provided by (used in)
 operating activities                          230         (555)       (264)
                                            ------       ------      ------

Cash flows from investing activities:
    Capital expenditures                      (989)        (910)       (547)
    Purchase of SMTEK, Inc., net of
      cash acquired                            -         (7,638)        -
    Proceeds from sale of assets               202          -         9,936
                                            ------       ------      ------

Net cash provided by (used in)
 investing activities                         (787)      (8,548)      9,389
                                            ------       ------      ------

Cash flows from financing activities:
    Proceeds from bank lines of credit       1,366          -           -
    Proceeds from long-term debt               -          8,800         612
    Payments of long-term debt                (755)      (1,870)    (10,819)
    Debt issue costs                           -           (372)        -
    Proceeds from issuance of common
     stock, net                              1,385        1,112         980
    Proceeds from exercise of stock
     options                                    75          437         287
    Proceeds from exercise of stock
     warrants                                  -            448         -
    Proceeds from foreign government
     grants                                    605          229         202
                                            ------       ------      ------

Net cash provided by (used in)
 financing activities                        2,676        8,784      (8,738)
                                            ------       ------      ------

Effect of exchange rate changes on cash         80          (79)        (10)
                                            ------       ------      ------

Increase (decrease) in cash
 and cash equivalents                        2,199         (398)        377

Cash and cash equivalents at
 beginning of year                           2,519        2,917       2,540
                                            ------       ------      ------

Cash and cash equivalents at end of year  $  4,718     $  2,519    $  2,917
                                            ======       ======      ======


See accompanying notes to consolidated financial statements.



                                             DDL ELECTRONICS, INC. AND SUBSIDIARIES
                                    Consolidated Statements of Stockholders'  Equity (Deficit)
                                            Years ended June 30, 1997, 1996 and 1995
                                               (In thousands except share amounts)

                                        Common Stock       Common Stock                                Foreign       Total
                           Preferred   --------------     held in escrow      Additional               currency  stockholders'
                             Stock                 Par    ---------------      paid-in   Accumulated  translation   equity
                             shares    Shares     value   Shares     Value      capital    deficit    adjustment   (deficit)
                             ------    ------     -----   ------     -----      -------    -------     -------     -------

Balance at June 30, 1994      450    14,468,718  $ 145         -      $   -    $ 19,646   $(23,673)   $(1,007)
$(4,889)
Net income                     -            -        -         -          -          -          75        -             75
Issuance of common stock       -        760,000      8         -          -         972        -          -            980
Conversion of debentures       -         43,000      -         -          -          86        -          -             86
Exercise of stock options      -        450,447      5         -          -         282        -          -            287
Shares retired                 -            (27)     -         -          -          -         -          -            -
Conversion of preferred
 stock                       (450)      340,841      3         -          -          (3)       -          -            -
Translation adjustments        -            -        -         -          -          -         -          117          117
                             ----    ----------   ----   ---------      -----    ------     ------     ------       ------
Balance at June 30, 1995       -     16,062,979    161         -          -      20,983    (23,598)      (890)
(3,344)
Net income                     -            -        -         -          -          -       1,598        -          1,598
Stock issued as partial pay-
 ment for SMTEK acquisition    -      1,000,000     10         -          -         791        -          -            801
Stock issued as debt
 placement fee                 -        572,683      6         -          -         710        -          -            716
Stock issued as collateral
 for 10% notes                 -      1,060,000     10  (1,060,000)    (1,325)    1,315        -          -            -
Sale of common stock           -        600,000      6         -          -       1,106        -          -          1,112
Conversion of debentures       -      2,764,275     28         -          -       3,292        -          -          3,320
Exercise of stock options
 and warrants                  -        918,942      9         -          -         876        -          -            885
Warrant compensation costs     -            -        -         -          -         196        -          -            196
Other stock transactions       -         20,000      -         -          -          35        -          -             35
Translation adjustments        -            -        -         -          -          -         -         (146)        (146)
                             ----    ----------   ----   ---------      -----    ------     ------     ------       ------
Balance at June 30, 1996       -     22,998,879    230  (1,060,000)    (1,325)   29,304    (22,000)    (1,036)
5,173
Net loss                       -            -        -         -          -          -      (1,678)       -         (1,678)
Stock released from escrow
 account                       -            -        -   1,060,000      1,325        -          -         -          1,325
Shares retired                 -       (706,667)    (7)        -          -        (876)        -         -           (883)
Sale of common stock           -      2,000,000     20         -          -       1,365         -         -          1,385
Exercise of stock options
 and warrants                  -        294,646      3         -          -         295         -         -            298
Translation adjustments        -            -        -         -          -          -          -         345          345
Quasi-reorganization
 transfer                      -            -        -         -          -     (23,678)    23,678        -            -
                             ----    ----------   ----   ---------      -----    ------     ------     ------       ------
Balance at June 30, 1997       -     24,586,858  $ 246         -       $  -     $ 6,410    $   -      $  (691)     $ 5,965
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

Accounting Period

     The Company utilizes a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 1997, 1996 and 1995, fell on June 27, June 28 and June 30, respectively. In these consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation, except where the context dictates a more specific reference to the actual year-end date.

Cash Equivalents

     For financial reporting purposes, cash equivalents consist primarily of money market instruments and bank certificates of deposit that have original maturities of three months or less.

Fair Value of Financial Instruments

     As of June 30, 1997, the carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short maturity of those instruments. The carrying amount of long-term debt (including current portion thereof) was $11,987,000 and the fair value was $11,513,000 as of June 30, 1997. The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. All financial instruments are held for purposes other than trading.

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

     Goodwill represents the excess of acquisition cost over the fair value of net assets of a purchased business, and is being amortized over five years.

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("SFAS 121") was issued in March 1995. SFAS 121 requires that long-lived assets and certain intangible assets be reviewed for impairment in value, based upon undiscounted future cash flows, and that appropriate losses be recognized whenever it is determined that the carrying amount of an asset may not be recovered. The Company adopted SFAS 121 in fiscal year 1996 and such adoption did not have a material effect on the Company's financial position or results of operations.

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

Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carryforwards. In estimating future tax consequences, all expected future events other than enactments of changes in tax law or statutorily imposed rates are considered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

     The Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("SFAS 128") in February 1997. SFAS 128 is effective for both interim and annual periods ending after December 15, 1997. The Company will adopt SFAS 128 in the second quarter of fiscal 1998. SFAS 128 requires the presentation of "Basic" earnings per share which represents income available to common shareholders divided by the weighted average number of common shares outstanding for the period. A dual presentation of "Diluted" earnings per share will also be required. Management believes the adoption of SFAS 128 will not have a material impact on the Company's financial position or results of operations. If SFAS 128 had been retroactively applied effective July 1, 1994, the impact on earnings per share would have been negligible, because "primary earnings per share" as presented for the three years ended June 30, 1997 approximates "basic earnings per share" calculated under the provisions of SFAS 128, and "fully diluted earnings per share" as presented approximates "diluted earnings per share" calculated under the provisions of SFAS 128.

Foreign Currency Translation

     The financial statements of DDL's Northern Ireland subsidiaries have been translated into U.S. dollars from their functional currency, British pounds sterling, in the accompanying statements in accordance with Statement
of Financial Accounting Standards No. 52.   Balance sheet amounts have been
translated at the exchange rate on the balance sheet date and income statement amounts have been translated at average exchange rates in effect during the period. The net translation adjustment is recorded as a component of stockholders' equity.

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

Stock Based Compensation

     Prior to July 1, 1996, the Company accounted for its employee stock compensation plans in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded only if, on the date of grant, the current market price of the underlying stock exceeded the exercise price. On July 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for stock-based awards made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123.

Changes in Classification

     Certain reclassifications have been made to the fiscal 1996 and 1995 financial statements to conform with the fiscal 1997 financial statement presentation. Such reclassifications had no effect on the Company's results of operations or stockholders' equity (deficit).


Note 2 - QUASI-REORGANIZATION

     The Company, with the authorization of its Board of Directors, implemented a quasi-reorganization effective June 27, 1997. The quasi-reorganization, which did not require the approval of the Company's stockholders, resulted in an elimination of the accumulated deficit of $23,678,000 by a transfer from additional paid-in capital of an equivalent amount. This deficit was attributable primarily to operations which were divested or discontinued in prior years. Following a review and evaluation by management, no adjustment was made to the carrying values of the Company's assets and liabilities because such amounts were deemed to be not in excess of estimated fair values.


Note 3 - SUBSEQUENT EVENTS

     On June 30, 1997 (which is subsequent to the year ended June 27, 1997, as the Company utilizes a 52-53 week fiscal year), the Company repaid its 10% Senior Notes due July 1, 1997 in the amount of $5,300,000 plus accrued interest of $43,000. Of the funds used to repay the 10% Senior Notes, $2,000,000 was borrowed from a private investor (the "Investor") on June 30, 1997 under a note payable due February 1, 1999 which is secured by the common stock of SMTEK. Because the Company borrowed $2,000,000 under a long-term note to raise a portion of the funds needed to pay off the 10% Senior Notes, $2,000,000 of the 10% Senior Notes has been classified as long-term debt in the accompanying consolidated balance sheet.

     Following is pro forma information for certain consolidated balance sheet line items presented as if the issuance of the $2,000,000 note payable and repayment of the 10% Senior Notes had occurred on June 27, 1997:


                                         June 27, 1997
                                  ----------------------------
                                  As Reported       Pro forma
                                  -----------      -----------
Assets:
  Cash and cash equivalents        $4,718,000       $1,375,000

Liabilities:
  Current portion of
   long-term debt                  $4,167,000       $  867,000
  Other accrued liabilities        $2,321,000       $2,278,000


     Concurrent with issuing the $2,000,000 note payable on June 30, 1997, the Company agreed to acquire all of the issued and outstanding shares of Jolt Technology, Inc. ("Jolt"), a privately-held electronic manufacturing services company controlled by the Investor, for nine million shares of the Company's common stock. The acquisition of Jolt is subject to executing a definitive agreement, obtaining a fairness opinion on the transaction, and obtaining the approval of the Company's stockholders. Upon consummation of the Jolt acquisition, the maturity date of the $2,000,000 note payable will be extended from February 1, 1999 to October 31, 1999. If consummated, the acquisition will be accounted for under the purchase method of accounting for business combinations.


Note 4 - BUSINESS ACQUISITION, LIQUIDATION AND DIVESTITURE

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

Acquisition

     On January 12, 1996, the Company acquired 100% of the outstanding stock of SMTEK, a provider of integrated electronic manufacturing services. The purchase price of $8,000,000 was paid in cash of $7,199,000 and 1,000,000 shares of unregistered common stock which was valued at $801,000. The Company also incurred acquisition-related fees and other costs totaling $495,000. The cash portion of the purchase price was financed through the issuance of 10% Senior Notes in the aggregate amount of $5,300,000 and 10% Cumulative Convertible Debentures in the aggregate amount of $3,500,000. The 10% Senior Notes were repaid on June 30, 1997, as discussed in Note 3.

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

     In connection with the sale of the 10% Senior Notes and 10% Convertible Debentures, the Company paid $352,000 as a fee to the placement agent for these financings. The Company also issued to the placement agent as additional compensation 572,683 shares of common stock valued at $716,000 and warrants, Series E, to purchase 1,500,000 shares of common stock for $2.50 per share which are exercisable for five years. As further described in Note 10, the Series E warrants contain an antidilution provision which has lowered the exercise price.

     The acquisition of SMTEK was accounted for using the purchase method. In accordance with Accounting Principles Board Opinion No. 16, the total investment made in SMTEK of $8,495,000 was allocated to the assets and liabilities acquired at their estimated fair values at the acquisition date, which resulted in the recognition of goodwill of $6,342,000. Accumulated amortization of goodwill was $1,903,000 and $634,000 as of June 30, 1997 and 1996, respectively.

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

Note 5 - ACCOUNTS RECEIVABLE

     The components of accounts receivable are as follows (in thousands):

                                                June 30
                                         --------------------
                                         1997            1996
                                         ----            ----
Trade receivables                     $  8,810         $  5,456
Other receivables                          546              296
Less allowance for doubtful
 accounts                                 (158)            (132)
                                        ------           ------

                                       $ 9,198          $ 5,620
                                        ======           ======

     Included in other receivables at June 30, 1997 and 1996 are grants due from the Industrial Development Board for Northern Ireland of $125,000 and $251,000, respectively (Note 12).


Note 6 - COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON
         UNCOMPLETED CONTRACTS

     The components of costs and estimated earnings in excess of billings on uncompleted contracts are as follows (in thousands):


                                                June 30
                                         --------------------
                                         1997            1996
                                         ----            ----
Costs incurred on uncompleted
 contracts                             $20,455          $11,181
Estimated earnings                       2,714            1,544
                                        ------           ------
                                        23,169           12,725
Less:  Billings to date                (20,008)          (9,699)
                                        ------            ------

                                       $ 3,161          $ 3,026
                                        ======           ======


     Costs and estimated earnings in excess of billings on uncompleted contracts consists of revenue recognized under electronics assembly contracts which amounts were not billable at the balance sheet date, net of $149,000 and $64,000 of billings in excess of costs and estimated earnings at June 30, 1997 and 1996, respectively. Essentially all of the unbilled receivables are expected to be billed within 90 days of the balance sheet date.

Note 7 - INVENTORIES

     Inventories consist of the following (in thousands):

                                                June 30
                                           ------------------
                                           1997          1996
                                           ----          ----
Raw materials                           $2,889           $2,853
Work in process                            654            1,263
Finished goods                             160              146
Less reserves                             (492)            (248)
                                         -----            -----

                                        $3,211           $4,014
                                        ======           ======



Note 8 - FINANCING ARRANGEMENTS

Bank Credit Agreements

     The Company has an accounts receivable-based working capital bank line of credit for SMTEK which provides for borrowings of up to $2,500,000 at an interest rate of prime (8.5% at June 30, 1997) plus 1.25%. At June 30, 1997, borrowings outstanding under this credit facility amounted to $977,000. SMTEK's line of credit expires on September 1, 1998. The Company also has a credit facility agreement with Ulster Bank Markets for its Northern Ireland operations. This agreement includes a working capital line of credit of 1,150,000 pounds sterling (approximately $1,900,000), and provides for interest on borrowings at the Bank's base rate (6.50% at June 30, 1997) plus 1.50%. At June 30, 1997, borrowings outstanding under this credit facility amounted to $401,000. In September 1997, Ulster Bank Markets increased the Northern Ireland line of credit to 3,000,000 pounds sterling (approximately $4,900,000) and extended the credit facility through August 31, 1998.

Long-Term Debt

     Long-term debt consists of the following (in thousands):


                                                              June 30
                                                        ------------------
                                                        1997          1996
                                                        ----          ----
10% Senior Notes, interest payable
  quarterly beginning on June 1, 1996, secured
  by 1,060,000 shares of common stock and
  1,060,000 warrants, due July 1, 1997 (Note 3)       $  5,300    $  5,300

Mortgage notes secured by real property at the
 Northern Ireland operations, with interest at
 variable rates (7-7/8% at June 30, 1997),
 payable in semiannual installments through 2009         1,300       1,265

Notes payable secured by equipment,  interest
 at 7.95% to 10.9%, payable in monthly
 installments through April 2001                         1,129       1,523

Capitalized lease obligations (Note 12)                  1,197         167

8-1/2% Convertible Subordinated Debentures, due 2008,
 interest payable semi-annually and convertible at
 holders' option at a price of $10.63 per share at
 any time prior to maturity; redeemable by the Company
 at 101.7% of the principal amount during the 12 months
 ending July 31, 1997 and subsequently at prices
 declining to 100% at August 1, 1998, and thereafter     1,580       1,580

7% Convertible Subordinated Debentures ("CSDs"),
 due 2001, interest payable semi-annually and
 convertible at holders' option at a conversion price
 of $2.00 per share at any time prior to maturity          421         443

Obligations to former officers, employees and directors
  under consulting and deferred fee agreements             826         965
Other                                                      234         295
                                                        ------      ------
                                                        11,987      11,538
Less current maturities                                  4,167         603
                                                        ------      ------
                                                       $ 7,820     $10,935
                                                        ======      ======


     At June 30, 1997, one of the notes payable secured by equipment was further collateralized by an irrevocable standby letter of credit, which in turn is secured by the Company's restricted cash deposit of $145,000. This amount is included in deposits and other assets in the accompanying consolidated balance sheet at June 30, 1997 and 1996.

     The aggregate amounts of minimum maturities of long-term debt for the indicated fiscal years (other than capitalized lease obligations, as described in Note 12) are as follows: 1998 - $3,867,000; 1999 - $2,954,000;
2000 - $400,000; 2001 - $659,000; 2002 - $172,000; and thereafter -
$2,738,000.

     During fiscal 1996 and 1995, holders of $132,000 and $86,000, respectively, in principal of 7% CSDs exchanged such CSDs for common stock of 66,000 and 43,000 shares, respectively. Accrued interest related to the converted debentures was credited to income.

     In March 1996, the Company entered into a settlement agreement with certain of its former officers, key employees and directors (the "Participants") to restructure its outstanding obligations under several consulting programs and deferred fee arrangements which had provided for payments to the Participants after their retirement from the Company or from its Board of Directors. Under terms of the settlement, the Participants agreed to relinquish all future payments due them under these consulting programs and deferred fee arrangements in return for an aggregate of 595,872 common stock purchase warrants, Series G. The exercise price is $2.50 per warrant. The Company will subsidize the exercise of warrants by crediting the Participants with $2.50 for each warrant exercised. The warrants may be called for redemption by the Company at any time after June 1, 1996, if DDL's common stock closes above $4.00 per share, at a redemption price of $.05 per warrant. The Company is obligated to pay the Participants $2.50 for each warrant which remains unexercised on the June 1, 1998 warrant expiration date, payable in semiannual installments over two to ten years. The Company has recorded a liability for the present value of these future payments, which amounted to $802,000 and $941,000 at June 30, 1997 and 1996, respectively. As the result of this settlement agreement, the Company recorded an extraordinary gain in fiscal 1996 of $2,356,000, net of $197,000 of compensation expense related to the "call" feature of the warrants. During fiscal 1997, 144,646 Series G warrants were exercised.


Note 9 - INCOME TAXES

     Temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities relate to the following (in thousands):
                                                        June 30
                                                 ---------------------
                                                 1997             1996
                                                 ----             ----
Deferred tax assets:
  Accrued employee benefits                   $   346          $   394
  Loss reserves                                   452              547
  Net operating loss carryforwards             14,102           13,240
  Other                                            74              272
                                               ------           ------
Total deferred tax assets                      14,974           14,453

Deferred tax liabilities:
  Depreciation                                   (118)             (53)
                                                ------           ------
  Net deferred tax assets before allowance      14,856           14,400
  Less valuation allowance                     (14,856)         (14,400)
                                                ------           ------
Net deferred tax assets after allowance        $    -           $    -
                                                ======           ======


     In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that some portion or all of the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income of approximately $37,000,000 prior to the expiration of the net operating loss carryforwards. Based on the level of historical losses and projections for future taxable income, management believes that it is more likely than not that the deferred tax assets will not be recognized, and therefore, has recorded a 100% valuation allowance to offset the assets.
The valuation allowance was $14,400,000 and $20,846,000 as of July 1, 1996 and 1995, respectively. The net change in the total valuation allowance for the years ended June 30, 1997 and 1996 was an increase of $456,000 and a decrease of $6,446,000, respectively. The reduction of the valuation allowance for fiscal 1996 was based on a carryback of prior year net operating losses and an extraordinary gain on extinguishment of debt. This change in estimate regarding the realizability of certain net operating losses has been reflected in the income tax benefit for fiscal 1996.

     The provision (benefit) for income taxes differs from an amount computed using the statutory federal income tax rate as follows (in thousands):


                                              Year ended June 30
                                          ---------------------------
                                          1997       1996        1995
                                          ----       ----        ----
Federal tax benefit computed at
 statutory rate                         $ (569)     $(635)      $(804)
State income tax, net of
 federal benefit                            -          -            5
Differences in taxation of
 foreign earnings, net                    (263)       114        (155)
Amortization of debt issue costs            -        (108)         -
Amortization of goodwill                   431        215          -
Utilization of net operating losses         -      (1,110)         -
Deferred tax effect of temporary
 differences                              (102)     6,871       1,438
Net change in valuation allowance          456     (6,446)       (484)
Other                                       47        (11)         -
                                         -----      -----       -----
Income tax expense (benefit)            $   -     $(1,110)     $   -
                                         =====      =====       =====


     During fiscal 1996, the Company recognized an income tax benefit associated with its application for federal tax refunds as permitted under section 172(f) of the Internal Revenue Code. In the aggregate, the Company applied for federal tax refunds of $2,175,000, net of costs associated with applying for such refunds. Through June 30, 1996, the Company had received $1,871,000 of net refunds plus interest on such refunds of $106,000, and has recognized as an income tax benefit $1,110,000 net of certain expenses. Because the tax returns underlying these refunds are subject to audit by the Internal Revenue Service and a portion of the refunds could be disallowed, the Company has not yet recognized a tax benefit for the remainder of the refunds received to date, or for the refunds still expected to be received. No additional refunds were received during fiscal 1997. Nonetheless, the Company feels that its claim for refund and carry back of net operating losses can be substantiated and is supported by law, and that the Company will ultimately collect and retain a substantial portion of the refunds applied for.

     As of June 30, 1997, the Company has U.S. federal and state net operating loss ("NOL") carryforwards of $37,408,000 and $27,709,000, respectively, expiring in 2004 through 2012. The NOL carryforward for federal alternative minimum tax purposes is approximately $28,558,000.

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

     Income of the Company's Northern Ireland subsidiaries is sheltered by operating loss carryforwards for United Kingdom income tax purposes (the "U.K. NOL"). The income tax benefit from the U.K. NOL was $244,000 in fiscal 1997 and has been treated as a reduction in the provision for income taxes. There was no income tax benefit from the U.K. NOL in fiscal 1996 and 1995. At June 30, 1997, the U.K. NOL amounted to approximately $11,300,000. Substantially all of these net operating losses from prior years can be carried forward by the Company's Northern Ireland subsidiaries for an indefinite period of time to reduce future taxable income.

     As discussed in Note 2, the Company effected a quasi-reorganization as of June 27, 1997. In the future, income tax benefits, if any, realized upon the utilization of U.S. or U.K. net operating losses generated prior to the effective date of the quasi-reorganization will be credited to additional paid-in capital.

     Pretax income (loss) from foreign operations for fiscal 1997, 1996 and 1995 was $772,000, ($338,000) and $443,000, respectively. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings. On remittance, the United Kingdom imposes withholding taxes that would then be available for use as a credit against the U.S. tax liability, if any, subject to certain limitations.


Note 10 - STOCKHOLDERS' EQUITY

Sales of Common Stock

     In June 1997, the Company sold 2,000,000 shares of common stock to various investors, generating proceeds of $1,385,000, which is net of issuance costs of $115,000.

     In March 1996, the Company sold 600,000 shares of common stock to an offshore investor, generating proceeds of $1,112,000, which is net of issuance costs of $58,000.

Common Stock Held in Escrow

     In February 1996, 1,060,000 shares of common stock (the "Escrow Shares") were placed into an escrow account to secure the 10% Senior Notes. In June 1997, in connection with the payoff of the 10% Senior Notes, 353,333 of the Escrow Shares were released to the placement agent of the 10% Senior Notes as a deferred fee and the remaining 706,667 Escrow Shares were returned to the Company and canceled. The carrying value of the 353,333 shares of $442,000 was expensed in June 1997 and is included in debt issue cost amortization expense in the accompanying consolidated statement of operations.

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

     In July 1996, following stockholder approval, the Company adopted a stock option plan for non-employee directors. Under this plan, annually on July 1 each non-employee director will be granted a non-statutory stock option to purchase 30,000 shares of common stock. In July 1996, options to purchase a total of 120,000 shares at an exercise price of $1.63 were granted to the Company's four non-employee directors.

     Activity under the employee and non-employee director stock option plans for fiscal years 1997, 1996 and 1995 was as follows:

                                                        Weighted average
                                                         exercise price
                                        Shares              per share
                                        ------              ---------

Shares under option, June 30, 1994     1,864,566              $0.87

Granted                                  120,000               1.23
Expired or canceled                     (177,500)              1.71
Exercised                               (450,447)              0.64
                                       ---------              -----

Shares under option, June 30, 1995     1,356,619               0.87

Granted                                  906,042               1.72
Expired or canceled                      (33,928)              1.44
Exercised                               (595,442)              0.75
                                       ---------              -----

Shares under option, June 30, 1996     1,633,291               1.37

Granted                                1,852,758               1.23
Expired or canceled                   (1,139,058)              1.66
Exercised                               (150,000)              0.50
                                       ---------              -----

Shares under option, June 30, 1997     2,196,991              $1.16
                                       =========              =====

     In fiscal 1997, pursuant to resolutions of the Compensation Committee of the Board of Directors, 762,329 options with exercise prices of $1.63 to $4.88 were canceled and were replaced by new options for the same number of shares at an exercise price of $1.25.

     The following table summarizes information about shares under option at June 30, 1997:

                     Options Outstanding                Options Exercisable
             -------------------------------------    ----------------------
                             Weighted
                             average       Weighted                 Weighted
 Range of                    remaining     average                   average
 exercise       Number      contractual    exercise     Number      exercise
 prices      outstanding       life         price     exercisable     price
---------     ---------     ---------     ---------    ---------    --------
$0.50-$0.69     274,462      4.4 years      $0.50       274,462       $.50
 1.00- 1.25   1,670,529      9.3             1.20       184,999       1.25
 1.63           252,000      9.0             1.63       163,997       1.63
              ---------                      ----       -------
              2,196,991                     $1.16       623,458
              =========                      ====       =======

     At June 30, 1997, under the employee and non-employee director stock option plans there were 857,998 and 780,000 shares, respectively, available for future grants.

Stock Based Compensation

     The Company applies the provisions of APB Opinion No. 25 and related interpretations in accounting for its stock option plans and the Series H warrants granted to non-employee directors (see "Warrants" below). Accordingly, no compensation cost has been recognized for its stock option plans and awards of warrants to non-employee directors. Had compensation cost for stock-based awards been determined consistent with SFAS 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:

                                  Year Ended June 30
                                -----------------------
                                  1997            1996
                                -------         -------
Net income (loss):
  As reported                $(1,678,000)    $ 1,598,000
  Pro forma                  $(2,251,000)    $ 1,339,000

Earnings (loss) per share:
  As reported                    $ (0.07)        $  0.09
  Pro forma                      $ (0.10)        $  0.07


     The weighted average fair value of options granted during the years ended June 30, 1997 and 1996 was $0.76 and $1.06, respectively. The weighted average fair value of Series H warrants granted to non-employee directors in fiscal 1996 was $0.84 per warrant.

     The fair value of each option and warrant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997 and 1996, respectively: dividend yield of 0.0% percent for both years; expected volatility of 68% and 67%, respectively; risk-free interest rates ranging from 6.1% to 6.8% for 1997 and 6.6% to 6.7% for 1996; and expected lives of five years for both years.

Preferred Stock Purchase Rights

     At June 30, 1997, 1,000 preferred stock purchase rights are outstanding. Each right may be exercised to purchase one-hundredth of a share of Series A Participating Junior Preferred Stock at a purchase price of $30, subject to adjustment. The rights may be exercised only after commencement or public announcement that a person (other than a person receiving prior approval from the Company) has acquired or obtained the right to acquire 20% or more of the Company's outstanding common stock. The rights, which do not have voting rights, may be redeemed by the Company at a price of $.01 per right within ten days after the announcement that a person has acquired 20% or more of the outstanding common stock of the Company and the redemption period may be extended under certain circumstances. In the event that the Company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right shall have the right to receive that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the right. 150,000 shares of Series A Junior Participating Preferred Stock, $1 par value, are authorized.

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

     During fiscal 1996, the Company issued Series C, D, E, F, G and H common stock purchase warrants. The provisions and activity of these warrants are as follows:

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

   2. Series D warrants covering 50,000 shares were issued to the Company's former general counsel as partial consideration for legal services rendered under an agreement entered into in fiscal 1995. These warrants are exercisable at $1.50 per share until June 30, 1998, and at $2.50 thereafter until the warrant expiration date on June 30, 2000. The warrants had no intrinsic value on the date of grant.

   3. Series E warrants covering an aggregate of 1,500,000 shares were issued to an investment banking firm which served as placement agent for the 10% Senior Notes and the 10% Convertible Debentures. The Series E warrants are exercisable until their expiration on February 28, 2001, and provided for an original exercise price of $2.50 per share, subject to adjustment in the event the Company issues new common stock at an effective price less than the effective exercise price on the Series E warrants. Primarily as a result of the conversion of the 10% Convertible Debentures in May and June 1996 at an average price of approximately $1.30 and the issuance of 2,000,000 shares of common stock at a price of $0.75 in June 1997, the effective exercise price on the Series E warrants was reduced to $2.19 as of June 30, 1997. The Series E warrants were granted in September 1995 contingent upon the placement of debt. The warrants had no intrinsic value on the measurement date.

   4. In February 1996, the Series F warrants covering an aggregate of 1,060,000 shares were issued as partial collateral for the 10% Senior Notes. These warrants were canceled effective June 30, 1997, concurrent with the repayment of the 10% Senior Notes.

   5. As further described in Note 8, the Series G warrants covering an aggregate of 595,872 shares were issued in March 1996 to certain former officers, key employees and directors of the Company. The Series G warrants are exercisable until their expiration on June 1, 1998. At June 30, 1997, 451,226 Series G warrants were outstanding.

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

Note 11 - OTHER FINANCIAL INFORMATION

Information Relating to Consolidated Statements of Cash Flows

     "Net cash provided by (used in) operating activities" includes cash payments for interest (in thousands):

                                                 Year ended June 30
                                             ---------------------------
                                             1997        1996       1995
                                             ----        ----       ----

  Interest paid                           $ 1,077      $   732    $   883


"Net (increase) decrease in operating working capital, net of effects of business acquired" consists of the following (in thousands):

                                                 Year ended June 30
                                             ---------------------------
                                             1997        1996       1995
                                             ----        ----       ----

(Increase) decrease in
  accounts receivable                      $(3,397)     $  270    $ 2,030
Increase in costs and estimated
  earnings in excess of billings
  on uncompleted contracts                    (135)       (726)        -
(Increase) decrease in inventories           1,054      (1,881)     1,504
(Increase) decrease in prepaid expenses        189         (86)        62
Increase in accounts payable                 1,222         278        111
Increase (decrease) in accrued payroll
  and employee benefits                        328          24       (406)
Increase (decrease) in other
  accrued liabilities                         (808)        613        708
                                            ------      ------     ------
Net (increase) decrease                    $(1,547)    $(1,508)  $ 4,009
                                            ======      ======     ======



      Following is the supplemental schedule of non-cash investing and financing activities (in thousands):
                                                  Year ended June 30
                                              --------------------------
                                              1997       1996       1995
                                              ----       ----       ----

Capital expenditures financed by lease
  obligations and notes payable             $ 1,221     $ 689     $  96
Conversion of debt to equity                    223     3,667        86
Common stock issued as partial
  consideration for purchase of SMTEK, Inc.      -        801        -
Common stock issued as debt placement fee        -        716        -
Common stock deposited to (returned from)
  escrow account for 10% Senior Notes          (883)    1,325        -
Conversion of preferred stock to
  common stock                                   -         -          3


Other Accrued Liabilities

     Other accrued liabilities consist of the following (in thousands):


                                             June 30
                                        ------------------
                                        1997          1996
                                        ----          ----

Environmental liabilities             $  684        $  728
Accrued taxes payable                    794           951
Other                                    843         1,435
                                      ------        ------
                                      $2,321        $3,114
                                      ======        ======


Valuation and Qualifying Accounts and Reserves

     Following is the Company's schedule of valuation and qualifying accounts and reserves for the last three years (in thousands):

                      Balance at   Charged to               Balance
                      Beginning    Costs and                 at End
                      of Period    Expenses    Deductions   of Period
                      ---------    --------    ---------    ---------
Allowance for doubtful accounts:
-------------------------------
    Fiscal 1995          $533         $ 95        $(447)       $181
    Fiscal 1996           181           85         (134)        132
    Fiscal 1997           132           74          (48)        158

Inventory reserves
------------------
    Fiscal 1995          $384         $ 62        $(290)       $156
    Fiscal 1996           156          250         (158)        248
    Fiscal 1997           248          443         (199)        492



Note 12 - COMMITMENTS AND CONTINGENCIES

Acquisition and Merger Commitments

     On May 29, 1997, the Company signed a letter of intent (the "Letter of Intent") to merge with Century Electronics Manufacturing, Inc. ("CEMI"). Pursuant to the Letter of Intent, CEMI was to provide a loan up to $3.3 million to the Company by June 1, 1997 for retirement of the Company's 10% Senior Notes in the aggregate principal amount of $5,300,000. However, such financing was not made available by CEMI. As a result, on June 30, 1997 the Company obtained alternate financing which enabled it to repay the 10% Senior Notes.

     On September 22, 1997, the Company filed a lawsuit against CEMI alleging breach of contract and fraud and seeking $5,000,000 in actual damages plus punitive damages. CEMI has not yet answered the Company's complaint or made an appearance in the case. In the circumstances, management currently believes that the likelihood of consummating a merger with CEMI is remote.

     As described in Note 3, the Company has entered into an agreement to acquire Jolt Technology, Inc., a privately held electronic manufacturing services company, for nine million shares of common stock. The acquisition of Jolt Technology, Inc. is subject to executing a definitive agreement, obtaining a fairness opinion on the transaction, and obtaining the approval of the Company's stockholders.

Lease Commitments

     Future minimum lease payments at June 30, 1997 were as follows (in thousands):

                                  Capital     Operating
                                  leases       leases
                                  ------       ------
Fiscal 1998                       $  393       $ 415
Fiscal 1999                          372         420
Fiscal 2000                          335         386
Fiscal 2001                          278          22
Fiscal 2002                           50          16
Thereafter                            -           21
                                   -----       -----
Total                              1,428      $1,280
                                               =====
Less:  Interest                     (231)
                                   -----
Present value of minimum
 lease payments                   $1,197
                                  ======


     The capitalized cost of the related assets (primarily plant equipment), which are pledged as security under the capital leases, was $1,726,000 and $370,000 at June 30, 1997, and 1996, respectively. Accumulated amortization on assets under capital leases amounted to $264,000 and $143,000 at June 30, 1997 and 1996, respectively.

     Rental expense for operating leases amounted to $408,000, $229,000 and $238,000 for fiscal 1997, 1996 and 1995, respectively. The Company's principal operating leases are renewable at the fair rental value on the expiration dates.

     SMTEK conducts its operations from a 45,000 square foot facility, which is leased from an unaffiliated party through May 31, 2000. The monthly rent was approximately $30,000 during fiscal 1997 and is subject to a 4% increase each year. SMTEK has the option to extend the lease term for three renewal periods of three years each. The lease rate during the renewal periods is subject to adjustment based on changes in the Consumer Price Index for the local area.


Government Grants

     Pursuant to government grant agreements with the Industrial Development Board for Northern Ireland ("IDB"), the Company's subsidiary, DDL Electronics Limited ("DDL-E"), has been reimbursed for a portion of qualifying capital expenditures and for certain employment and interest costs. Approximately $869,000 of the government grants received by DDL-E are subject to repayment if the employment level at this subsidiary falls below 134 employees during the two year period beginning on July 1, 1997.
At the present time, DDL-E has approximately 180 employees. Management does not expect the employment at DDL-E to drop below the level that would give rise to a grant repayment obligation.

     In addition to the contingent grant repayment liability based on DDL-E's employment level, the Company would be obligated to repay grants in the event that DDL-E ceases business, permanently discontinues production, or fails to pay to the IDB any amounts due under its mortgage note payable (Note 8). DDL-E's contingent grant repayment obligations amount to approximately $1,377,000 at June 30, 1997. Management does not expect that the Company will be required to repay any grants under these provisions.

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

Environmental Matters

     In the early 1970s, one of the Company's former California-based PCB operating units, Aeroscientific Corp. ("Aero Anaheim"), disposed of certain quantities of waste at the Stringfellow hazardous waste disposal site in Riverside County, California, which was subsequently designated as a Superfund site by the U.S. Environmental Protections Agency ("EPA"). Aero Anaheim's waste accounted for less than three one-hundreds of one percent of the total waste deposited at this site. Aero Anaheim, which since 1991 has been an inactive, insolvent subsidiary of the Company, established a reserve of $120,000 as its share of the estimated environmental remediation costs based on its relative contribution to the total wastes disposed at this site. The EPA contends that site owners and operators and waste generators are jointly and severally liable under federal law. Nonetheless, the Company believes that the final allocation of liability will generally be made based on relative contributions of waste. Furthermore, even if joint liability were to be imposed, the Company believes that the risk is remote that Aero Anaheim's ultimate liability in this matter would exceed its reserve, because the other generators of wastes disposed at the Stringfellow site include numerous companies with assets and equity significantly greater than Aero Anaheim. The Company believes that Aero Anaheim's reserve is adequate to cover future costs associated with this matter.

     The Company is aware of certain chemicals that exist in the ground at Aero Anaheim's previously leased facility in Anaheim. The Company, which was a guarantor of Aero Anaheim's facility lease, has notified the appropriate governmental agencies and is proceeding with remediation and investigative studies regarding soil and groundwater contamination. The installation of water and soil extraction wells was completed in August 1994. In May 1995, the Company retained an environmental engineering firm to begin the vapor extraction of pollutant from the soil and to perform quarterly groundwater monitoring. In April 1997, the Company ceased soil vapor extraction procedures at this site because the pollutant recovery rate had declined to and stabilized at a very low level at which vapor extraction is no longer a cost effective recovery technique. The property owner is currently conducting a soil gas study at the site which is expected to provide information as to the remaining contamination in the soil. It is not yet known whether further soil remediation work will be necessary. Investigative work to determine the full extent of potential groundwater pollution has not yet been completed. Consequently, a complete and accurate estimate of the full and potential costs cannot be determined at this time. The Company believes, however, that the resolution of these matters could require a significant cash outlay. Initial estimates from environmental engineering firms indicate that it could cost from $1,000,000 to $3,000,000 to fully clean up the site and could take as long as ten years to complete. The Company and Aero Anaheim entered into an agreement to share the costs of environmental remediation with the owner of the Anaheim property. Under this agreement, the Company is obligated to pay 80% of the site's total remediation costs up to $725,000 (i.e., up to the Company's $580,000 share) with any costs above $725,000 being shared equally between the Company and the property owner. Through June 30, 1997, the Company has paid $538,000 as its share of the remediation costs (including cash placed in an escrow account for payment of expenses). At June 30, 1997, the Company has a reserve of $564,000, which represents its estimated share of future remediation costs at this site. Based on consultation with the environmental engineering firms, management believes that the Company has made adequate provision for the liability based on probable loss. It is possible, however, that the future remediation costs at this site could differ significantly from the estimates, and may exceed the amount of the reserve.

Note 13 - BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in two primary industry segments providing electronic manufacturing services and printed circuit boards principally to the computer, communications, instrumentation and medical equipment markets. A summary of the Company's operations by segment follows (in thousands):

                                               Year ended June 30
                                        ------------------------------
                                        1997         1996         1995
                                        ----         ----         ----
Sales:
  Electronic Manufacturing Services   $38,614      $22,245      $13,842
  Printed Circuit Boards               10,305       10,891       15,734
                                       ------       ------       ------
                                      $48,919      $33,136      $29,576
                                       ======       ======       ======

Operating income (loss):
  Electronic Manufacturing Services   $    70      $  (267)     $(1,892)
  Printed Circuit Boards                  589          (20)        (646)
  General Corporate                      (541)        (880)      (2,432)
                                       ------       ------       ------
                                      $   118      $(1,167)     $(4,970)
                                       ======       ======       ======

Identifiable assets:
  Electronic Manufacturing Services   $22,248      $20,321      $ 6,162
  Printed Circuit Boards                5,881        5,266        5,543
  General Corporate                     3,751        2,500          885
                                       ------       ------       ------
                                      $31,880      $28,087      $12,590
                                       ======       ======       ======

Depreciation and amortization:
  Electronic Manufacturing Services   $ 2,195      $ 1,195      $   568
  Printed Circuit Boards                  498          548          924
  General Corporate                       938          285           13
                                       ------       ------       ------
                                      $ 3,631      $ 2,028      $ 1,505
                                       ======       ======       ======

Capital expenditures:*
  Electronic Manufacturing Services   $ 1,143      $ 1,013      $   210
  Printed Circuit Boards                1,060          586          433
  General Corporate                         7           -            -
                                       ------       ------       ------
                                      $ 2,210      $ 1,599      $   643
                                       ======       ======       ======


* Capital expenditures include equipment additions financed with capital leases and notes payable.

     Sales, operating income (loss), and identifiable assets by geographic area are as follows (in thousands):


                                              Year ended June 30
                                        ------------------------------
                                        1997         1996         1995
                                        ----         ----         ----
Sales:
  United States                       $19,170      $ 8,668      $ 8,765
  Northern Ireland                     29,749       24,468       20,811
                                       ------       ------       ------
     Total                            $48,919      $33,136      $29,576
                                       ======       ======       ======


Operating income (loss):
  United States                       $  (819)    $  (748)      $(2,226)
  Northern Ireland                        937        (419)       (2,744)
                                       ------       ------       ------
     Total                            $   118     $(1,167)      $(4,970)
                                       ======       ======       ======

Identifiable assets:
  United States                       $17,425     $16,133       $ 1,003
  Northern Ireland                     14,455      11,954        11,587
                                       ------      ------        ------
     Total                            $31,880     $28,087       $12,590
                                       ======      ======        ======


     The Company had sales to two customers which accounted for approximately 18.4% and 16.5% of sales, respectively, in fiscal 1997. No single customer accounted for 10% or more of consolidated sales in fiscal 1996 or 1995.


Note 14 - LIQUIDITY

     The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company incurred operating income (losses) of $118,000, $(1,167,000) and $(4,970,000) and cash inflows (outflows) from operating activities of $230,000, $(555,000) and $(264,000) for the years ended June 30, 1997, 1996 and 1995, respectively.

     In response to the large operating losses incurred up through fiscal 1995, the Company liquidated its U.S. EMS operation and divested its U.S. PCB operation during fiscal 1995. The U.S. EMS operation had been severely damaged in the January 1994 Los Angeles earthquake. In fiscal 1996, the Company reestablished a domestic operating presence by acquiring SMTEK.

     With the exception of fiscal 1997, during which the Company generated operating income of $118,000, the Company has incurred operating losses for a number of years. Operating losses could continue until such time as sales increase to a level sufficient to cover costs and operating expenses. No assurance can be given as to whether or when sales increases may be achieved. Sales increases will depend in part upon strengthening the Company's sales and marketing functions for its existing operations, and improving its price competitiveness in the EMS industry by achieving economies of scale in the procurement of electronic components.

     Management believes that the Company's cash resources and borrowing capacity on its working capital lines of credit are sufficient to fund operations for at least the next year.


Note 15 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Following is a summary of the quarterly results of operations (in thousands except per share amounts):

                                         Quarter ended
                         -------------------------------------------------
                         Sep 30    Dec 31     Mar 31      Jun 30     Total
                         ------    ------     ------      ------     -----

Fiscal 1997
Sales                   $ 9,895    $11,185    $13,580     $14,259   $48,919
                         ======     ======     ======      ======    ======

Net income (loss)       $  (725)   $  (531)   $   134     $  (556)  $(1,678)
                         ======     ======     ======      ======    ======

Earnings (loss) per
 share                  $ (0.03)   $ (0.02)   $  0.01     $ (0.02)  $ (0.07)
                         ======     ======     ======      ======    ======

Fiscal 1996
Sales                   $ 6,192    $ 6,029    $10,501     $10,414   $33,136
                         ======     ======     ======      ======    ======

Income (loss) before
  extraordinary item    $ 1,084    $  (348)   $  (405)    $(1,089)  $  (758)
Extraordinary item -
 Gain on debt
 extinguishment             -          -        2,356          -      2,356
                         ------     ------     ------      ------    ------
Net income (loss)       $ 1,084    $  (348)   $ 1,951     $(1,089)  $ 1,598
                         ======     ======     ======      ======    ======

Earnings (loss) per
 share:
  Income (loss)
   before extra-
   ordinary item        $  0.06    $ (0.02)   $ (0.02)    $ (0.05)  $ (0.04)
  Extraordinary item         -          -        0.12          -       0.13
                         ------     ------     ------      ------    ------

Total earnings (loss)
  per share             $  0.06    $ (0.02)   $  0.10     $ (0.05)  $  0.09
                         ======     ======     ======      ======    ======

                 DDL ELECTRONICS, INC. AND SUBSIDIARIES
                     Market and Dividend Information



     The Company's common shares are traded on the New York Stock Exchange and Pacific Exchange (ticker symbol "DDL"). The high and low closing sales prices for the common stock for the last two fiscal years, as reported on the composite tape, are set forth in the following table.

                              Fiscal 1997          Fiscal 1996
                             --------------       --------------
                             High      Low        High      Low
                             -----    -----       -----    -----
1st Quarter                  2        1-1/8       2-1/8    1-1/2

2nd Quarter                  1-1/4    15/16       3        1-7/8

3rd Quarter                  1-1/4      7/8       2-3/4    2-1/4

4th Quarter                  1-5/8    15/16       2-1/2    1-5/8




     There were approximately 1500 stockholders of record at August 28, 1997.

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

                     DDL ELECTRONICS, INC. AND SUBSIDIARIES
               DIRECTORS, EXECUTIVE OFFICERS, OPERATING UNITS
                      AND OTHER CORPORATE INFORMATION





DIRECTORS                            EXECUTIVE OFFICERS
Karen Beth Brenner                   Gregory L. Horton
Investment Manager                   President and Chief Executive Officer
Newport Beach, California

                                     Richard K. Vitelle
Melvin Foster                        Vice President - Finance and
Attorney at Law                      Administration, Chief Financial Officer,
Boston, Massachusetts                Treasurer and Secretary


Charlene Gondek                      OPERATING UNITS
Investor                             SMTEK, Inc.
Aspen, Colorado                      Newbury Park, California

                                     DDL Electronics Limited
Gregory L. Horton                    Craigavon, Northern Ireland
Chairman of the Board,               United Kingdom
President and Chief
Executive Officer                    Irlandus Circuits Limited
DDL Electronics, Inc.                Craigavon, Northern Ireland
Newbury Park, California             United Kingdom

Richard K. Vitelle
Vice President and
Chief Financial Officer              TRANSFER AGENT & REGISTRAR
DDL Electronics, Inc.                American Stock Transfer &
Newbury Park, California              Trust Company
                                     40 Wall Street
                                     New York, New York  10005
Thomas M. Wheeler
Investor
Troy, Michigan                       INDEPENDENT AUDITORS
                                     KPMG Peat Marwick LLP
                                     Los Angeles, California
Robert G. Wilson
Independent Businessman
Vancouver BC, Canada                 LEGAL COUNSEL
                                     Nelson, Mullins, Riley &
                                      Scarborough, L.L.P.
                                     Charlotte, North Carolina