Form 10-K, Exhibit 13
period 1998-06-30
DDL ELECTRONICS INC
filed 1998-08-31
CIK 26987

EXHIBIT 13
                                            ANNUAL REPORT TO STOCKHOLDERS






                DDL ELECTRONICS, INC. AND SUBSIDIARIES
                           FINANCIAL HIGHLIGHTS
                 (In thousands except per share amounts)



                                            Year Ended June 30
                            -----------------------------------------------
                            1998       1997       1996       1995      1994
                            ----       ----       ----       ----      ----
Revenues                  $ 53,265   $ 51,640  $ 35,490  $ 31,393  $ 49,798

Operating income (loss)
  before acquisition
  expenses                $  2,154   $  1,036  $   (522) $ (4,592) $ (6,809)

Operating income (loss)   $  1,545   $  1,036  $   (552) $ (4,592) $ (6,809)

Income (loss) before
  income taxes            $    493   $   (868) $ (1,377) $ (2,145) $ (8,368)

Income tax benefit        $    -     $    -    $  1,110  $    -    $    -

Extraordinary item             -     $    -    $  2,356  $  2,441  $    -

Net income (loss)         $    493   $   (868) $  2,089  $    296  $ (8,368)

Earnings (loss)
  per common share        $   0.02   $  (0.03) $   0.09  $   0.02  $  (0.45)

EBITDA, as adjusted (1)   $  5,176   $  4,052  $  1,673  $    446  $ (4,035)




(1) "EBITDA, as adjusted" consists of pretax income (loss) plus net interest expense, depreciation, amortization and, for fiscal 1998, non-recurring acquisition expenses.





DESCRIPTION OF BUSINESS

     DDL Electronics, Inc. provides customized, integrated electronic manufacturing services ("EMS") to original equipment manufacturers ("OEMs") in the computer, telecommunications, instrumentation, medical, industrial and aerospace industries. The Company also fabricates multilayer printed circuit boards ("PCBs") for use primarily in the computer, communications and instrumentation industries. The Company's EMS operations are located in Southern California, Florida and Northern Ireland. Its PCB facilities are located in Northern Ireland.


PRESIDENT'S LETTER TO STOCKHOLDERS

     President's letter to stockholders will be filed via amendment to the Form 10-K.






                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                         FIVE-YEAR FINANCIAL SUMMARY
                    (In thousands except per share amounts)


                                             Year ended June 30
                                --------------------------------------------
OPERATING DATA                  1998      1997      1996      1995      1994
                                ----      ----      ----      ----      ----
Revenues                     $ 53,265  $ 51,640  $ 35,490  $ 31,393  $ 49,798
                               ------    ------    ------    ------    ------

Costs and expenses:
  Cost of goods sold           43,933    43,894    30,906    27,598    48,791
  Administrative and
    selling expenses            5,910     5,442     4,502     6,854     7,816
  Goodwill amortization         1,268     1,268       634       -         -
  Restructuring charges           -         -         -       1,533       -
  Acquisition expenses            609       -         -         -         -
                               ------    ------    ------    ------    ------
Total costs and expenses       51,720    50,604    36,042    35,985    56,607
                               ------    ------    ------    ------    ------
Operating income (loss)         1,545     1,036      (552)   (4,592)   (6,809)
                               ------    ------    ------    ------    ------
Non-operating income (expense):
  Interest income                  97        96       255       117       172
  Interest expense             (1,101)   (1,227)   (1,045)   (1,048)   (1,267)
  Debt issue cost amortization    -        (937)     (281)      -         -
  Gain on sale of assets           22       142       -       3,317         2
  Earthquake expenses             -         -         -         -        (500)
  Other income (expense), net     (70)       22       246        61        34
                               ------    ------    ------    ------    ------
Total non-operating
  income (expense)             (1,052)   (1,904)     (825)    2,447    (1,559)
                               ------    ------    ------    ------    ------
Income (loss) before
  income tax benefit              493      (868)   (1,377)   (2,145)   (8,368)

Income tax benefit                -         -       1,110       -         -
                               ------    ------    ------    ------    ------
Income (loss) before
  extraordinary item              493      (868)     (267)   (2,145)   (8,368)

Extraordinary item - Gain
  on debt extinguishment          -         -       2,356     2,441       -
                               ------    ------    ------    ------    ------
Net income (loss)            $    493  $   (868) $  2,089  $    296  $ (8,368)
                               ======    ======    ======    ======    ======

                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                         FIVE-YEAR FINANCIAL SUMMARY
                    (In thousands except per share amounts)
                                 (Continued)


                                             Year ended June 30
                                --------------------------------------------
OPERATING DATA                  1998      1997      1996      1995      1994
(Continued)                     ----      ----      ----      ----      ----

Earnings (loss) per share:
  Basic and diluted:
   Income (loss) before
     extraordinary item       $ 0.02    $(0.03)   $(0.01)   $(0.11)  $ (0.45)
   Extraordinary item            -         -        0.10      0.13       -
                               -----     -----     -----     -----    ------
Total                         $ 0.02    $(0.03)   $ 0.09    $ 0.02   $ (0.45)
                               =====     =====     =====     =====    ======








                                                  June 30
                                --------------------------------------------
BALANCE SHEET DATA              1998      1997      1996      1995      1994
                                ----      ----      ----      ----      ----

Current assets               $ 21,533  $ 21,673  $ 16,443  $  9,778  $ 12,550

Current liabilities          $ 17,088  $ 18,585  $ 12,301  $  9,238  $ 21,390

Working capital (deficit)    $  4,445  $  3,088  $  4,142  $    540  $ (8,840)

Current ratio                     1.3       1.2       1.3       1.1       0.6

Total assets                 $ 31,830  $ 33,669  $ 29,498  $ 13,962  $ 24,148

Long-term debt               $  7,186  $  9,445  $ 12,560  $  8,772  $  8,572

Stockholders' equity
  (deficit)                  $  7,556  $  5,639  $  4,637  $ (4,048) $ (5,814)

Equity (deficit) per share   $   0.22  $   0.19  $   0.18  $  (0.20) $  (0.31)

Shares outstanding (000s)      34,088    28,943    26,295    20,419    18,825


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

Basis of Presentation

     The Company utilizes a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 1998, 1997 and 1996, fell on July 3, June 27, and June 28, respectively. In the accompanying consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation. Fiscal 1998 consisted of 53 weeks compared to 52 weeks for the fiscal years 1997 and 1996.

     As more fully described in the accompanying financial statements, the Company's acquisition of Jolt Technology, Inc. ("Jolt") on June 30, 1998 was accounted for under the pooling-of-interests method and, accordingly, the consolidated financial statements for all periods presented have been restated to include the accounts and results of operations of Jolt. All significant intercompany transactions and accounts have been eliminated in consolidation.


Results of Operations

     The following table sets forth the Company's revenues and other operating data as percentages of revenues:

                                               Year Ended June 30
                                          -----------------------------
                                          1998        1997         1996
                                          ----        ----         ----
Revenues                                 100.0%       100.0%       100.0%
Cost of goods sold                        82.5         85.0         87.1
                                         -----        -----        -----
Gross profit                              17.5         15.0         12.9

Administrative and selling expenses       11.1         10.5         12.7
Goodwill amortization                      2.4          2.5          1.8
Acquisition expenses                       1.1           -            -
                                         -----        -----        -----
Operating income (loss)                    2.9          2.0         (1.6)

Interest income                            0.2          0.2          0.7
Interest expense                          (2.1)        (2.4)        (2.9)
Debt issue cost amortization                -          (1.8)        (0.8)
Gain on sale of assets                      -           0.3           -
Other income (expense), net               (0.1)          -           0.7
                                         -----        -----        -----

Income (loss) before income taxes          0.9         (1.7)        (3.9)

Income tax benefit                          -            -           3.1
                                         -----        -----        -----
Income (loss) before
  extraordinary item                       0.9         (1.7)        (0.8)

Extraordinary item - Gain on
  debt extinguishment                       -            -           6.6
                                         -----        -----        -----

Net income (loss)                          0.9%        (1.7)%        5.8%
                                         =====        =====        =====

Fiscal 1998 vs. 1997

     Consolidated revenues for fiscal 1998 were $53,265,000 compared to $51,640,000 for fiscal 1997. Revenues for the Company's EMS operations for fiscal 1998 increased by $3,355,000 over fiscal 1997, and such increase is attributable primarily to higher levels of business with existing customers. Revenues for fiscal 1998 for the PCB operations declined by 17% from the comparable period in the prior year as a result of a decline in business from a major customer as well as the fact that fiscal 1997 revenues included a relatively large quick-turn contract that was not recurring business.

     Consolidated gross profit (revenues less cost of goods sold) for fiscal 1998 was $9,332,000 (17.5% of revenues) compared to $7,746,000 (15.0% of revenues) for fiscal 1997. Gross profit of the EMS operations was $7,272,000 for fiscal 1998, compared to $5,662,000 for the prior year. A change in the mix of business, with lower direct material costs as a percentage of revenues in fiscal 1998, contributed to the increase in EMS gross profit, along with higher sales volume and increased productivity. For fiscal 1998, gross profit from PCB operations declined by $24,000 from fiscal 1997 as a result of the decline in revenues. Gross profit as a percentage of revenues for the PCB operations was 24.0% for fiscal 1998, compared to 20.2% for fiscal 1997. This improvement is attributable primarily to an increase in higher margin quick-turn orders, material price reductions and processing cost savings.

     Administrative and selling expenses for fiscal 1998 were $5,910,000, compared to $5,442,000 in the previous year. The increase is attributable to the addition of a key management position in the European operations and other increases in administrative staff.

     In fiscal 1998, the Company incurred acquisition-related expenses of $609,000 related to the acquisition of Jolt.

     Operating income was $1,545,000 for fiscal 1998, compared to $1,036,000 for fiscal 1997. This improvement is primarily attributable to the increased gross profit of the Company's EMS operations.

     Net non-operating expense decreased from $1,904,000 for the year ended June 30, 1997 to $1,052,000 for fiscal 1998. This decrease is primarily attributable to non-recurring debt issue cost amortization expense of $937,000 in fiscal 1997 related to the 10% Senior Notes of $5,300,000 which were repaid on June 30, 1997.

     Net income for 1998 was $493,000, or $0.02 per share, compared to net loss of ($868,000), or ($0.03) per share for fiscal 1997.


Fiscal 1997 vs. 1996

     Consolidated revenues for fiscal 1997 were $51,640,000, compared to $35,490,000 for fiscal 1996. The increase in revenues results primarily from the acquisition of EMS-provider SMTEK, Inc. ("SMTEK") which contributed sales of $19,267,000 in the year ended June 30, 1997 compared to $8,668,000 in fiscal 1996. Because the acquisition of SMTEK in January 1996 was accounted for using the purchase method, SMTEK's operations prior to the acquisition date are not included in the Company's results. Sales growth at the Company's Northern Ireland EMS-provider DDL Electronics, Ltd. ("DDL-E") accounted for most of the remaining increase in consolidated revenues. DDL-E added several new customers that have contributed to sales growth and significantly increased sales to one of its existing customers during fiscal 1997.

     Consolidated gross profit for fiscal 1997 was $7,746,000 compared to $4,584,000 for fiscal 1996. Gross profit for fiscal 1997 for the Company's EMS operations increased by $2,323,000 from fiscal 1996, due to higher sales volume and the fact that gross profit in fiscal 1996 was adversely impacted by a ramp-up in the workforce and higher than normal equipment costs. Gross profit for PCB operations increased primarily due to a reduction of indirect costs. The Company's consolidated gross profit margin increased from 12.9% in fiscal 1996 to 15.0% in fiscal 1997, due primarily to improvement in the PCB operations gross profit margin from 11.4% in fiscal 1996 to 20.2% in fiscal 1997. The improvement in the PCB operations gross profit margin is attributable to an increase in higher margin quick-turn orders and a reduction of indirect costs as a percentage of sales.

     Administrative and selling expenses increased from $4,502,000 for the year ended June 30, 1996 to $5,442,000 for fiscal 1997. This increase is principally the result of the acquisition of SMTEK in January 1996.

     Operating income was $1,036,000 for fiscal 1997, compared to operating loss of ($552,000) for fiscal 1996. This improvement is primarily attributable to increased gross profit of the EMS operations.

     Net non-operating expense increased from $825,000 in fiscal 1996 to $1,904,000 in fiscal 1997. This change is attributable to increases in debt issue cost amortization and interest expense, as the result of debt issued in February 1996 to finance the SMTEK acquisition. Debt issue cost amortization expense amounted to $937,000 in fiscal 1997 compared to $281,000 in fiscal 1996. Nearly all of the fiscal 1997 debt issue cost amortization relates to the 10% Senior Notes of $5,300,000 which were repaid on June 30, 1997.

     During fiscal 1996, the Company recognized an income tax benefit associated with its application for federal tax refunds as permitted under section 172(f) of the Internal Revenue Code. In the aggregate, the Company applied for federal tax refunds of $2,175,000, net of costs associated with applying for such refunds. Through June 30, 1996, the Company had received $1,871,000 of net refunds plus interest on such refunds of $106,000, and has recognized as an income tax benefit $1,110,000 net of certain expenses. Because the tax returns underlying these refunds are subject to audit by the Internal Revenue Service and a portion of the refunds could be disallowed, the Company has not yet recognized a tax benefit for the remainder of the refunds received to date, or for the refunds still expected to be received. No additional refunds were received subsequent to fiscal 1996. Nonetheless, the Company feels that its claim for refund and carry back of net operating losses can be substantiated and is supported by law, and that the Company will ultimately collect and retain a substantial portion of the refunds applied for.

     The net loss for 1997 was ($868,000), or ($0.03) per share, compared to net income of $2,089,000, or $0.09 per share for fiscal 1996. Net income for fiscal 1996 includes an extraordinary gain on debt extinguishment of $2,356,000 associated with the reduction of the Company's outstanding obligations to certain former officers, employees and directors in March 1996, as further described in Note 6 to the accompanying consolidated financial statements.


Recent Accounting Pronouncements

     The Financial Accounting Standards Board ("FASB") issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130") in June 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997.
The Company will adopt SFAS 130 in the first quarter of its fiscal year ending June 30, 1999. Management believes that the adoption of SFAS 130 will not have a material impact on the Company's financial position or results of operations.

     The FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") in June 1997. SFAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. It replaces the "industry segment" concept of Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise", with a "management approach" basis for identifying reportable segments. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company will adopt SFAS 131 in its fiscal year ending June 30, 1999. Management believes that the adoption of SFAS 131 will not have a material impact on the Company's financial position or results of operations.

     In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company will adopt SFAS 133 in the first quarter of its fiscal year ending June 30, 2000. Management has not completed an evaluation of the effects this standard will have on the Company's consolidated financial statements.

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

Liquidity and Capital Resources

     The Company's primary sources of liquidity are its cash and cash equivalents, which amounted to $4,413,000 at the end of fiscal 1998, and its bank lines of credit. During fiscal 1998, cash and cash equivalents decreased by $985,000. This net cash outflow consisted of capital expenditures of $785,000, debt repayments of $6,232,000 and S Corporation dividends of $529,000 paid to Jolt shareholders prior to the acquisition of Jolt, partially offset by cash provided by operating activities of $1,122,000, cash proceeds from new borrowings of $5,074,000, cash proceeds from the issuance of common stock of $138,000, proceeds from government grants of $123,000, proceeds from the sale of assets of $16,000 and the effect of exchange rate changes on cash of $88,000.

     Components of operating working capital increased by $2,178,000 during fiscal 1998, which consisted of a $333,000 increase in accounts receivable, a $1,624,000 increase in costs and estimated earnings in excess of billings on uncompleted contracts, and a $1,234,000 decrease in accounts payable, partially offset by a $846,000 decrease in inventories, a $36,000 decrease in prepaid expenses, a $74,000 increase in accrued payroll and employee benefits, and a $57,000 increase in other accrued liabilities.

     The Company has a working capital bank line of credit for SMTEK, based upon and secured by accounts receivable and inventory, which provides for borrowings of up to $2,750,000 at an interest rate of prime (8.50% at June 30, 1998) plus 1.25%. At June 30, 1998, borrowings outstanding under this credit facility amounted to $2,583,000. SMTEK's line of credit expires on September 1, 1999. The Company also has a credit facility agreement with Ulster Bank Markets for its Northern Ireland operations. This agreement includes a working capital line of credit of 3,000,000 pounds sterling (approximately $4,900,000), and provides for interest on borrowings at the bank's base rate (6.77% at June 30, 1998) plus 1.50%. At June 30, 1998, borrowings outstanding under this credit facility amounted to $1,858,000. The credit facility agreement with Ulster Bank Markets expires August 31, 1998. Management is currently in discussions with Ulster Bank Markets and believes that the credit facility agreement will be extended in the normal course of business for at least one year.

     The Company's EMS and PCB fabrication businesses require continuing investment in plant and equipment to remain competitive. Capital expenditures during fiscal 1998, 1997 and 1996 were approximately $1,424,000, $2,372,000 and $1,825,000, respectively. The Company anticipates it will need to increase its capital spending in the coming years in order to stay competitive as technology evolves. Management estimates that capital expenditures of as much as $3 million may be required in fiscal 1999. Of that amount, the substantial majority is expected to be financed by a combination of capital leases, secured loans and foreign government grants.

      Management believes that the Company's cash resources and borrowing capacity on its working capital lines of credit are sufficient to fund operations for at least the next year.


Year 2000 Issues.

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The global extent of the potential impact of the Year 2000 problem is not yet known, and if not timely corrected, it could affect the economy and the Company. The Company uses computer information systems and manufacturing equipment which may be affected. It also relies on suppliers and customers who are also dependent on systems and equipment which use date dependent software.

     The Company's Year 2000 compliance program includes the following phases: identifying systems that need to be replaced or fixed; carrying out remediation work to modify existing systems or convert to new systems; and conducting validation testing of systems and applications to ensure compliance. The Company has essentially completed the first phase of the program and is now primarily in the remediation phase. The amount of remediation work required is not expected to be extensive, because the Company has replaced certain of its financial and operational systems in the normal course of business during the last two years to enhance or better meet its functional business and operational requirements. Management believes that such replacements substantially meet or address its Year 2000 issues. In addition to such normal replacement, the Company may be required to modify some of the existing software and hardware in order for its computer systems to function properly with respect to dates in the year 2000 and thereafter. The estimated cost of the remaining replacement and modification for the Year 2000 issue is not considered material to the Company's earnings or financial position. The Company also has contacted its major suppliers to assess their preparations for the year 2000. Similar contacts also are planned for major customers. These actions are intended to help mitigate the possible external impact of Year 2000 issues. Even so, it is impossible to fully assess the potential consequences if service interruptions occur from suppliers or in such infrastructure areas as utilities, communications, transportation, banking and government.

     The Company anticipates that the remediation and validation phases will be completed not later than December 31, 1998. The Company has not yet developed a contingency plan to provide for continuity of processing in the event of various problem scenarios, but will assess the need to develop such a plan based on the outcome of its validation phase and the results of surveying its major suppliers and customers. If the Company is unsuccessful or if the remediation efforts of its key suppliers or customers are unsuccessful in dealing with Year 2000 problems, there may be a material adverse impact on the Company's consolidated results and financial condition. The Company is unable to quantify any potential adverse impact at this time, but will continue to monitor and evaluate the situation.



                         Independent Auditors' Report




The Board of Directors and Stockholders
DDL Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of DDL Electronics, Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DDL Electronics, Inc. and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998 in conformity with generally accepted accounting principles.



/s/ KPMG PEAT MARWICK LLP

Los Angeles, California
August 21, 1998




                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                         Consolidated Balance Sheets
                      (In thousands except share amounts)


                                                             June 30
                                                        -----------------
                                                        1998         1997
                                                        ----         ----
           Assets

Current assets:
   Cash and cash equivalents                          $ 4,413      $ 5,398
   Accounts receivable, net (Notes 3 and 6)             9,786        9,647
   Costs and estimated earnings in excess
     of billings on uncompleted
     contracts (Notes 4 and 6)                          4,785        3,161
   Inventories, net (Note 5)                            2,446        3,327
   Prepaid expenses                                       103          140
                                                       ------       ------

          Total current assets                         21,533       21,673
                                                       ------       ------

Property, equipment and improvements,
 at cost (Notes 6 and 10):
   Buildings and improvements                           6,084        6,101
   Plant equipment                                     15,646       16,352
   Office and other equipment                           2,180        1,982
                                                       ------       ------

                                                       23,910       24,435
   Less:  Accumulated depreciation
    and amortization                                  (17,035)     (17,188)
                                                       ------       ------

   Property, equipment and
    improvements, net                                   6,875        7,247
                                                       ------       ------

Other assets:
   Goodwill, net (Note 2)                               3,171        4,439
   Deposits and other assets (Note 6)                     251          310
                                                       ------       ------
                                                        3,422        4,749
                                                       ------       ------
                                                     $ 31,830     $ 33,669
                                                       ======       ======



                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                         Consolidated Balance Sheets
                      (In thousands except share amounts)


                                  (Continued)


                                                             June 30
                                                        -----------------
                                                        1998         1997
                                                        ----         ----
Liabilities and Stockholders' Equity

Current liabilities:
   Bank lines of credit payable (Note 6)            $   4,441      $ 1,378
   Current portion of long-term
    debt (Note 6)                                       1,214        4,167
   Accounts payable                                     7,795        9,093
   Accrued payroll and employee benefits                1,211        1,145
   Other accrued liabilities (Note 9)                   2,427        2,802
                                                       ------       ------

          Total current liabilities                    17,088       18,585
                                                       ------       ------

Long-term debt (Note 6):
  Notes payable to related party                        2,000        1,625

  Other long-term debt, less current
   portion                                              5,186        7,820
                                                       ------       ------

          Total long-term debt                          7,186        9,445
                                                       ------       ------

Commitments and contingencies (Note 10)

Stockholders' equity (Note 8):
   Preferred stock, $1 par value; 1,000,000
    shares authorized; no shares issued
    or outstanding                                        -            -
   Common stock, $.01 par value; 75,000,000
    shares authorized; 34,088,128 and
    28,943,102 shares issued and outstanding
    in 1998 and 1997, respectively                        341          289
   Additional paid-in capital                          32,159       29,719
   Accumulated deficit                                (24,294)     (23,678)
   Foreign currency translation adjustment               (650)        (691)
                                                       ------       ------

          Total stockholders' equity                    7,556        5,639
                                                       ------       ------

                                                     $ 31,830     $ 33,669
                                                       ======       ======


See accompanying notes to consolidated financial statements.



                    DDL ELECTRONICS, INC. AND SUBSIDIARIES
                     Consolidated Statements of Operations
                    (In thousands except per share amounts)

                                                   Year ended June 30
                                             -----------------------------
                                             1998         1997        1996
                                             ----         ----        ----

Revenues                                  $ 53,265     $ 51,640    $ 35,490
                                            ------       ------      ------
Costs and expenses:
   Cost of goods sold                       43,933       43,894      30,906
   Administrative and selling expenses       5,910        5,442       4,502
   Goodwill amortization                     1,268        1,268         634
   Acquisition expenses (Note 2)               609          -           -
                                            ------       ------      ------
                                            51,720       50,604      36,042
                                            ------       ------      ------
Operating income (loss)                      1,545        1,036        (552)
                                            ------       ------      ------
Non-operating income (expense):
   Interest income                              97           96         255
   Interest expense                         (1,101)      (1,227)     (1,045)
   Debt issue cost amortization                -           (937)       (281)
   Gain on sale of assets                       22          142          -
   Other income (expense), net                 (70)          22         246
                                            ------       ------      ------
                                            (1,052)      (1,904)       (825)
                                            ------       ------      ------
Income (loss) before income benefit            493         (868)     (1,377)

Income tax benefit (Note 7)                    -            -         1,110
                                            ------       ------      ------
Income (loss) before extraordinary item        493         (868)       (267)

Extraordinary item - Gain on debt
  extinguishment (Note 6)                      -            -         2,356
                                            ------       ------      ------

Net income (loss)                         $    493     $   (868)    $ 2,089
                                            ======       ======      ======

Basic and diluted earnings (loss)
  per share:
   Income (loss) before
     extraordinary item                   $   0.02     $  (0.03)    $ (0.01)
   Extraordinary item                           -            -         0.10
                                            ------       ------      ------
Basic and diluted earnings (loss)
  per share                               $   0.02     $  (0.03)    $  0.09
                                            ======       ======      ======

Shares used in computing basic and
  diluted earnings (loss) per share:
    Basic                                   29,026       27,506      22,536
                                            ======       ======      ======
    Diluted                                 29,443       27,506      22,536
                                            ======       ======      ======

     See accompanying notes to consolidated financial statements.

                                   DDL ELECTRONICS, INC. AND SUBSIDIARIES
                                    Consolidated Statements of Cash Flows
                                               (In thousands)


                                                                 Year ended June 30
                                                            -----------------------------
                                                            1998         1997        1996
                                                            ----         ----        ----
Cash flows from operating activities:
    Net income (loss)                                    $    493     $   (868)   $  2,089
    Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
       Depreciation                                         1,720        1,584       1,345
       Amortization                                         1,272        2,205         915
       Acquisition expenses settled with stock                138          -           -
       Eliminate duplicate period of pooled
        company to conform year ends                         (464)         -           -
       Gain on debt extinguishment                            -            -        (2,356)
       Gain on sale of assets                                 (22)        (142)        -
       Net increase in operating working capital,
        net of effects of business acquired                (2,178)      (1,655)     (1,330)
       (Increase) decrease in deposits
         and other assets                                      55          124         (93)
       Benefit of non-capital grants                          -           (242)       (265)
       Other                                                  108           84          44
                                                           ------       ------      ------
Net cash provided by operating activities                   1,122        1,090         349
                                                           ------       ------      ------

Cash flows from investing activities:
    Capital expenditures                                     (785)      (1,151)     (1,136)
    Purchase of SMTEK, Inc., net of cash acquired             -            -        (7,638)
    Proceeds from sale of assets                               16          202         -
                                                           ------       ------      ------
Net cash used in investing activities                        (769)        (949)     (8,774)
                                                           ------       ------      ------

Cash flows from financing activities:
    Proceeds from bank lines of credit                      3,074        1,366         -
    Proceeds from long-term debt                            2,000          -         8,800
    Payments of long-term debt                             (6,232)        (787)     (2,041)
    Debt issue costs                                          -            -          (372)
    Proceeds from issuance of common stock, net               -          1,385       1,112
    Proceeds from exercise of stock options                   138           75         437
    Proceeds from exercise of stock warrants                  -            -           448
    Proceeds from foreign government grants                   123          605         229
    S Corporation dividends paid                             (529)        (600)       (325)
                                                           ------       ------      ------
Net cash provided by (used in)
 financing activities                                      (1,426)       2,044       8,288
                                                           ------       ------      ------

Effect of exchange rate changes on cash                        88           80        (79)
                                                           ------       ------      ------

Increase (decrease) in cash and cash equivalents             (985)       2,265        (216)

Cash and cash equivalents at beginning of year              5,398        3,133       3,349
                                                           ------       ------      ------

Cash and cash equivalents at end of year                 $  4,413     $  5,398    $  3,133
                                                           ======       ======      ======





          See accompanying notes to consolidated financial statements.

                                             DDL ELECTRONICS, INC. AND SUBSIDIARIES
                                    Consolidated Statements of Stockholders' Equity (Deficit)
                                            Years ended June 30, 1998, 1997 and 1996
                                               (In thousands except share amounts)

                                Common Stock                               Foreign       Total
                               --------------    Additional                currency   stockholders'
                                           Par     paid-in   Accumulated  translation    equity
                              Shares      value    capital     deficit    adjustment   (deficit)
                              ------      ------    -----      -------     -------      -------

Balance at June 30, 1995      20,419,223   $204    $20,238    $(23,598)     $(890)     $(4,046)
Net income                           -        -        -         2,089        -          2,089
Stock issued as partial pay-
 ment for SMTEK acquisition    1,000,000     10        791         -          -            801
Stock issued as debt
 placement fee                   572,683      6        710         -          -            716
Sale of common stock             600,000      6      1,106         -          -          1,112
Conversion of debentures       2,764,275     28      3,292         -          -          3,320
Exercise of stock options
 and warrants                    918,942      9        876         -          -            885
Warrant compensation costs           -        -        196         -          -            196
Other stock transactions          20,000      -         35         -          -             35
S Corporation dividends and
 other equity transactions
 of pooled company                   -        -        166        (491)       -           (325)
Translation adjustments              -        -         -          -         (146)        (146)
                              ----------   ----     ------      ------      -----        -----
Balance at June 30, 1996      26,295,123    263     27,410     (22,000)    (1,036)       4,637
Net loss                             -        -         -         (868)       -           (868)
Stock issued as debt
 placement fee                   353,333      3        439         -          -            442
Sale of common stock           2,000,000     20      1,365         -          -          1,385
Exercise of stock options
 and warrants                    294,646      3        295         -          -            298
S Corporation dividends and
 other equity transactions
 of pooled company                   -        -        210        (810)       -           (600)
Translation adjustments              -        -        -           -          345          345
                              ----------   ----     ------      ------      -----        -----
Balance at June 30, 1997      28,943,102    289     29,719     (23,678)      (691)       5,639

Net income                           -        -        -           493        -            493
Conversion of debt of
 pooled company                4,643,756     47      2,008         -          -          2,055
Stock issued as brokerage fee    200,000      2        136         -          -            138
Exercise of stock options
 and warrants                    301,270      3        180         -          -            183
Elimination of duplicate
 period of pooled company
 to conform year ends                -        -        -          (464)       -           (464)
S Corporation dividends and
 other equity transactions
 of pooled company                   -        -        116        (645)       -           (529)
Translation adjustments              -        -        -           -           41           41
                              ----------   ----    -------     -------     ------       ------
Balance at June 30, 1998      34,088,128   $341    $32,159    $(24,294)    $ (650)      $7,556
                              ==========   ====    =======     =======     ======       ======

                                  See accompanying notes to consolidated financial statements.




                  DDL ELECTRONICS, INC. AND SUBSIDIARIES
                Notes to Consolidated Financial Statements


Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

     DDL Electronics, Inc. provides customized, integrated electronic manufacturing services ("EMS") to original equipment manufacturers ("OEMs") in the computer, telecommunications, instrumentation, medical, industrial and aerospace industries. The Company also manufactures multilayer printed circuit boards ("PCBs") for use primarily in the computer, communications and instrumentation industries. The Company's EMS operations are located in Southern California, Florida and Northern Ireland. The Company's PCB facilities are located in Northern Ireland.

     The consolidated financial statements include the accounts of DDL Electronics, Inc. and its subsidiaries (collectively, the "Company" or "DDL"). As more fully described in Note 2, the Company's acquisition of Jolt Technology, Inc. on June 30, 1998 was accounted for under the pooling-of-interests method and, accordingly, the consolidated financial statements prior to the acquisition have been restated to include the accounts and results of operations of Jolt for all periods presented. All significant intercompany transactions and accounts have been eliminated in consolidation.

Accounting Period

     The Company utilizes a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 1998, 1997 and 1996, fell on July 3, June 27, and June 28, respectively. In these consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation, except where the context dictates a more specific reference to the actual year-end date. Fiscal 1998 consisted of 53 weeks compared to 52 weeks for the fiscal years 1997 and 1996.

Cash Equivalents

     For financial reporting purposes, cash equivalents consist primarily of money market instruments and bank certificates of deposit that have original maturities of three months or less.

Fair Value of Financial Instruments

     As of June 30, 1998, the carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short maturity of those instruments. At June 30, 1998 and 1997, the carrying amount of long-term debt (including current portion thereof) was $8,400,000 and $13,612,000, respectively, and the fair value was $8,222,000 and $13,138,000, respectively. The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. All financial instruments are held for purposes other than trading.

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

Long-Lived Assets

     Property, equipment and improvements are stated at cost. Depreciation and amortization are computed on the straight-line and declining balance methods. The principal estimated useful lives are: buildings - 20 years; improvements - 10 years; and plant, office and other equipment - 3 to 7 years. Upon the retirement of assets, costs and the related accumulated depreciation are eliminated from the accounts and any gain or loss is included in income. Property, equipment and improvements acquired by the Company's foreign subsidiaries are recorded net of capital grants received from the Industrial Development Board for Northern Ireland.

     Goodwill represents the excess of acquisition cost over the fair value of net assets of a purchased business, and is being amortized over five years.

     The Company periodically reviews the carrying value of long-lived assets, and if future undiscounted cash flows are believed insufficient to recover the remaining carrying value of the asset, the carrying value is written down to fair market value in the period the impairment is identified.

Revenue and Cost Recognition

     All of the Company's operating units except SMTEK, Inc. ("SMTEK") recognize revenues and cost of sales upon shipment of products.

     SMTEK has historically generated a significant portion of its revenue through long-term contracts with suppliers of electronic components and products to the federal government. Consequently, SMTEK uses the percentage of completion method to recognize revenues and cost of sales. SMTEK determines percentage complete on the basis of costs incurred to total estimated costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged to cost of goods sold. Other changes in contract price and estimates of costs and profits at completion are recognized prospectively. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. The asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. Included in SMTEK's revenues and cost of sales amounts are sales and cost of sales from engineering design and test services, which are immaterial.

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

Earnings (Loss) Per Share

     In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding for the period. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to SFAS 128 requirements.


Foreign Currency Translation

     The financial statements of DDL's foreign subsidiaries have been translated into U.S. dollars from their functional currency, British pounds sterling, in the accompanying statements in accordance with Statement of
Financial Accounting Standards No. 52.   Balance sheet amounts have been
translated at the exchange rate on the balance sheet date and income statement amounts have been translated at average exchange rates in effect during the period. The net translation adjustment is recorded as a component of stockholders' equity.

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


Recent Accounting Pronouncements

     The FASB issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130") in June 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS 130 in the first quarter of its fiscal year ending June 30, 1999. Management believes that the adoption of SFAS 130 will not have a material impact on the Company's financial position or results of operations.

     The FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") in June 1997. SFAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. It replaces the "industry segment" concept of Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise", with a "management approach" basis for identifying reportable segments. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company will adopt SFAS 131 in its fiscal year ending June 30, 1999. Management believes that the adoption of SFAS 131 will not have a material impact on the Company's financial position or results of operations.

     In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company will adopt SFAS 133 in the first quarter of its fiscal year ending June 30, 2000. Management has not completed an evaluation of the effects this standard will have on the Company's consolidated financial statements.


Note 2 - ACQUISITIONS

Jolt - Pooling-of-Interests Method

     On June 30, 1998, the Company issued 9,000,000 shares of Common Stock in exchange for all of the outstanding shares of Jolt, a provider of electronic manufacturing services located in Fort Lauderdale, Florida. This acquisition has been accounted for under the pooling-of-interests method.

     The results of operations previously reported by the separate enterprises, and the combined amounts presented in the accompanying consolidated financial statements, are summarized below (in thousands):


                            Nine months                              Year ended June 30,
                               ended                 ---------------------------------------------------
                          March 31, 1998                      1997                       1996
                     -----------------------         -----------------------     -----------------------
                          (Unaudited)                             Net income
                     Revenues     Net income         Revenues       (loss)       Revenues     Net income
                     --------     ----------         --------     ----------     --------     ----------
DDL without Jolt     $ 37,576      $    226          $ 48,919      $ (1,678)     $ 33,136      $  1,598
Jolt                    2,257           764             2,721           810         2,354           491
                      -------       -------           -------       -------       -------       -------
Restated DDL         $ 39,833      $    990          $ 51,640      $   (868)     $ 35,490      $  2,089
                      =======       =======           =======       =======       =======       =======


     Certain reclassifications have been made to the financial statements of Jolt to conform to the Company's financial presentation.

     Prior to the combination, Jolt's fiscal year ended on December 31. In recording the pooling-of-interests combination, Jolt's financial statements for the twelve months ended June 30, 1998 were combined with DDL's financial statements for the same period. Jolt's financial statements for the years ended December 31, 1997 and 1996 were combined with DDL's financial statements for the years ended June 30, 1997 and 1996. An adjustment of $464,000 has been made to stockholders' equity as of June 30, 1998 to eliminate the effect of including Jolt's results of operations for the six months ended December 31, 1997 in both the fiscal years ended June 30, 1998 June 30, 1997.

     Jolt's S Corporation status terminated upon consummation of the acquisition. Jolt's undistributed earnings at June 30, 1998, and all prior periods, have been reclassified to additional paid-in-capital in the accompanying consolidated financial statements in accordance with pooling-of-interests accounting. Accordingly, dividend distributions by Jolt to Jolt shareholders have been charged to additional paid-in-capital.

     Acquisition expenses of $609,000 related to the combination with Jolt were recognized upon consummation of the transaction, and are included in the accompanying 1998 consolidated statement of operations.

     Concurrent with the acquisition of Jolt, the Company reversed the quasi-reorganization it implemented effective June 27, 1997 as required by the pooling-of-interests accounting method.


SMTEK - Purchase Method

     On January 12, 1996, the Company acquired 100% of the outstanding stock of SMTEK, a provider of integrated electronic manufacturing services. The purchase price of $8,000,000 was paid in cash of $7,199,000 and 1,000,000 shares of unregistered common stock of the Company which was valued at $801,000. The Company also incurred acquisition-related fees and other costs totaling $495,000. The cash portion of the purchase price was financed through the issuance of 10% Senior Notes in the aggregate amount of $5,300,000 and 10% Convertible Debentures in the aggregate amount of $3,500,000.

     The 10% Convertible Debentures, which were sold to offshore investors, were convertible into common stock at any time after 60 days at a conversion price equal to 82% of the market price of the Company's common stock at the time of conversion. In May and June 1996, the holders of all of the 10% Debentures elected to convert such debentures into common stock. As a result of these conversions, a total of 2,698,275 shares of common stock were issued and stockholders' equity increased by $3,188,000, net of the remaining unamortized issue costs associated with these debentures.

     The 10% Senior Notes were repaid on June 30, 1997. Because the Company's 1997 fiscal year ended on June 27, 1997 under its 52-53 week convention, this debt repayment was a fiscal 1998 transaction.

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

     The acquisition of SMTEK was accounted for using the purchase method. In accordance with Accounting Principles Board Opinion No. 16, the total investment made in SMTEK of $8,495,000 was allocated to the assets and liabilities acquired at their estimated fair values at the acquisition date, which resulted in the recognition of goodwill of $6,342,000. Accumulated amortization of goodwill was $3,171,000 and $1,903,000 as of June 30, 1998 and 1997, respectively. SMTEK's operations have been included in the consolidated financial statements of DDL since the date of acquisition, January 12, 1996.



Note 3 - ACCOUNTS RECEIVABLE

     The components of accounts receivable are as follows (in thousands):

                                                June 30
                                         --------------------
                                         1998            1997
                                         ----            ----
Trade receivables                     $  9,890         $  9,262
Other receivables                           63              548
Less allowance for doubtful
 accounts                                 (167)            (163)
                                         ------           ------

                                       $ 9,786          $ 9,647
                                        ======           ======

     Included in other receivables at June 30, 1997 are grants due from the Industrial Development Board for Northern Ireland of $125,000 (Note 10).


Note 4 - COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON
         UNCOMPLETED CONTRACTS

     The components of costs and estimated earnings in excess of billings on uncompleted contracts are as follows (in thousands):


                                                June 30
                                         --------------------
                                         1998            1997
                                         ----            ----
Costs incurred on uncompleted
 contracts                             $32,324          $20,455
Estimated earnings                       5,802            2,714
                                        ------           ------
                                        38,126           23,169
Less:  Billings to date                (33,341)         (20,008)
                                        ------           ------
                                       $ 4,785          $ 3,161
                                        ======           ======


     Costs and estimated earnings in excess of billings on uncompleted contracts consists of revenue recognized under electronics assembly contracts which amounts were not billable at the balance sheet date, net of $71,000 and $149,000 of billings in excess of costs and estimated earnings at June 30, 1998 and 1997, respectively. Essentially all of the unbilled amount is expected to be billed within 90 days of the balance sheet date.



Note 5 - INVENTORIES

     Inventories consist of the following (in thousands):

                                              June 30
                                         ------------------
                                         1998          1997
                                         ----          ----
Raw materials                           $2,014        $2,964
Work in process                            643           695
Finished goods                             278           160
Less reserves                             (489)         (492)
                                         -----         -----

                                        $2,446        $3,327
                                        ======        ======


Note 6 - FINANCING ARRANGEMENTS

Bank Credit Agreements

     The Company has a working capital bank line of credit for SMTEK, based upon and secured by accounts receivable and inventory, which provides for borrowings of up to $2,750,000 at an interest rate of prime (8.50% at June 30, 1998) plus 1.25%. At June 30, 1998, borrowings outstanding under this credit facility amounted to $2,583,000. SMTEK's line of credit expires on September 1, 1999. The Company also has a credit facility agreement with Ulster Bank Markets for its Northern Ireland operations. This agreement includes a working capital line of credit of 3,000,000 pounds sterling (approximately $4,900,000), and provides for interest on borrowings at the bank's base rate (6.77% at June 30, 1998) plus 1.50%. At June 30, 1998, borrowings outstanding under this credit facility amounted to $1,858,000. The credit facility agreement with Ulster Bank Markets expires August 31, 1998. Management is currently in discussions with Ulster Bank Markets and believes that the credit facility agreement will be extended in the normal course of business for at least one year.


Notes Payable to Related Party

     The note payable to related party of $2,000,000 at June 30, 1998, is payable to Thomas M. Wheeler, a member of the Company's Board of Directors and the Company's largest stockholder. The note bears interest at 8%, matures on October 31, 1999, and is secured by the common stock of SMTEK.

     The notes payable to related party aggregating $1,625,000 at June 30, 1997, were due from Jolt to Mr. Wheeler, prior to the consummation of the acquisition of Jolt (Note 2). The notes payable consisted of two notes of $1,525,000 and $100,000, bearing interest at 7.1% and 8.25%, respectively. As a condition of and prior to the consummation of the Jolt acquisition, the $1,625,000 notes payable and accrued interest thereon of $430,000, were converted to common stock of Jolt. Mr. Wheeler received 4,643,756 shares of common stock of the Company as a result of the conversion of the debt into common stock of Jolt.



Other Long-Term Debt

     Other long-term debt consists of the following (in thousands):


                                                              June 30
                                                        ------------------
                                                        1998          1997
                                                        ----          ----
10% Senior Notes (Note 2)                              $  -        $ 5,300

Mortgage notes secured by real property at the
 Northern Ireland operations, with interest at
 variable rates (8.0% at June 30, 1998),
 payable in semiannual installments through 2009         1,214       1,300

Notes payable secured by equipment, interest
 at 7.95% to 10.9%, payable in monthly
 installments through June 2003                            951       1,129

Capitalized lease obligations (Note 10)                  1,215       1,197

8-1/2% Convertible Subordinated Debentures, due 2008,
 interest payable semi-annually and convertible at
 holders' option at a price of $10.63 per share at
 any time prior to maturity                              1,580       1,580

7% Convertible Subordinated Debentures ("CSDs"),
 due May 15, 2001, interest payable semi-annually and
 convertible at holders' option at a conversion price
 of $2.00 per share at any time prior to maturity          398         421

Obligations to former officers, employees and directors
  under consulting and deferred fee agreements             859         826
Other                                                      183         234
                                                        ------      ------
                                                         6,400      11,987
Less current maturities                                  1,214       4,167
                                                        ------      ------
                                                       $ 5,186     $ 7,820
                                                        ======      ======


     At June 30, 1998, one of the notes payable secured by equipment was further collateralized by an irrevocable standby letter of credit, which in turn is secured by the Company's restricted cash deposit of $145,000. This amount is included in deposits and other assets in the accompanying consolidated balance sheet at June 30, 1998 and 1997.

     The aggregate amounts of minimum maturities of other long-term debt for the indicated fiscal years (other than capitalized lease obligations, as described in Note 10) are as follows: 1999 - $837,000; 2000 - $586,000;
2001 - $729,000; 2002 - $240,000; 2003 - $244,000; and thereafter -
$2,549,000.

     During fiscal 1996, holders of $132,000 in principal of 7% CSDs exchanged such CSDs for common stock of 66,000 shares. Accrued interest related to the converted debentures was credited to income.

     In March 1996, the Company entered into a settlement agreement with certain of its former officers, key employees and directors (the "Participants") to restructure its outstanding obligations under several consulting programs and deferred fee arrangements which had provided for payments to the Participants after their retirement from the Company or from its Board of Directors. Under terms of the settlement, the Participants agreed to relinquish all future payments due them under these consulting programs and deferred fee arrangements in return for an aggregate of 595,872 common stock purchase warrants, Series G. The exercise price of the warrants, which expired June 1, 1998, was $2.50 per warrant. Pursuant to the terms of the settlement agreement, the Company subsidized the exercise of warrants by crediting the Participants with $2.50 for each warrant exercised. During fiscal 1998 and 1997, 26,808 and 144,646 Series G warrants, respectively, were exercised. The Company is obligated to pay the Participants $2.50 for each warrant which remained unexercised on the June 1, 1998 warrant expiration date, payable in semiannual installments over two to ten years. The Company has recorded a liability for the present value of these future payments, which amounted to $836,000 and $802,000 at June 30, 1998 and 1997, respectively. As a result of this settlement agreement, the Company recorded an extraordinary gain in fiscal 1996 of $2,356,000, net of $197,000 of compensation expense related to the "call" feature of the warrants.


Note 7 - INCOME TAXES

     Temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities relate to the following (in thousands):
                                                          June 30
                                                   ---------------------
                                                   1998             1997
                                                   ----             ----
Deferred tax assets:
  Accrued employee benefits                     $   479          $   346
  Loss reserves                                     416              452
  Domestic net operating loss carryforwards      14,338           14,102
  Foreign net operating loss carryforwards        3,582            3,955
  Other                                              57               74
                                                 ------           ------
Total deferred tax assets                        18,872           18,929

Deferred tax liabilities:
  Depreciation                                    (130)             (118)
                                                 ------           ------
  Net deferred tax assets before allowance       18,742           18,811
  Less valuation allowance                      (18,742)         (18,811)
                                                 ------           ------
Net deferred tax assets after allowance         $   -            $   -
                                                 ======           ======


     In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that some portion or all of the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future domestic and foreign taxable income of approximately $38,000,000 and $10,233,000, respectively, prior to the expiration of the net operating loss carryforwards. Based on the level of historical losses and projections for future taxable income, management believes that it is not more likely than not that the deferred tax assets will be realized, and therefore, has recorded a 100% valuation allowance to offset the assets. The valuation allowance was $18,811,000 and $18,382,000 as of July 1, 1997 and 1996,
respectively. The net change in the total valuation allowance for the years ended June 30, 1998 and 1997 was a decrease of $69,000 and an increase of $429,000, respectively.

     The provision (benefit) for income taxes differs from an amount computed using the statutory federal income tax rate as follows (in thousands):


                                              Year ended June 30
                                          ---------------------------
                                          1998       1997        1996
                                          ----       ----        ----
Federal tax expense (benefit)
 computed at statutory rate             $  168      $(293)      $(468)
Differences in taxation of
 foreign earnings, net                    (538)      (263)        114
Untaxed S Corporation earnings            (377)      (275)       (167)
Amortization of debt issue costs            -          -         (108)
Amortization of goodwill                   431        431         215
Utilization of net operating losses         -          -       (1,110)
Deferred tax effect of domestic
 temporary differences                      36       (102)      6,871
Deferred tax effect of foreign
 temporary difference                      373         27      (1,252)
Net change in valuation allowance          (69)       429      (5,194)
Other                                      (24)        46         (11)
                                         -----      -----       -----
Income tax expense (benefit)            $   -     $    -      $(1,110)
                                         =====      =====       =====


     During fiscal 1996, the Company recognized an income tax benefit associated with its application for federal tax refunds as permitted under section 172(f) of the Internal Revenue Code. In the aggregate, the Company applied for federal tax refunds of $2,175,000, net of costs associated with applying for such refunds. Through June 30, 1996, the Company had received $1,871,000 of net refunds plus interest on such refunds of $106,000, and has recognized as an income tax benefit $1,110,000 net of certain expenses. Because the tax returns underlying these refunds are subject to audit by the Internal Revenue Service and a portion of the refunds could be disallowed, the Company has not yet recognized a tax benefit for the remainder of the refunds received to date, or for the refunds still expected to be received. No additional refunds were received subsequent to fiscal 1996. Nonetheless, the Company feels that its claim for refund and carry back of net operating losses can be substantiated and is supported by law, and that the Company will ultimately collect and retain a substantial portion of the refunds applied for.

     As of June 30, 1998, the Company has U.S. federal net operating loss ("NOL") carryforwards of $38,200,000, expiring in 2004 through 2013, and state NOL carryforwards of $27,300,000, expiring in 1999 through 2013. The NOL carryforward for federal alternative minimum tax purposes is approximately $24,000,000.

     The Company's ability to use its NOL carryforwards to offset future taxable income may be subject to annual limitations due to certain substantial stock ownership changes which have occurred in the current and prior years. The Company is currently studying this matter to determine if the future utilization of the NOLs will be limited due to these ownership changes.

     Income of the Company's Northern Ireland subsidiaries is sheltered by operating loss carryforwards for United Kingdom income tax purposes (the "U.K. NOL"). The income tax benefit from the U.K. NOL was $322,000 and $244,000 in fiscal 1998 and 1997, respectively, and has been treated as a reduction in the provision for income taxes. There was no income tax benefit from the U.K. NOL in fiscal 1996. At June 30, 1998, the U.K. NOL amounted to approximately $10,233,000. Substantially all of these net operating losses from prior years can be carried forward by the Company's Northern Ireland subsidiaries for an indefinite period of time to reduce future taxable income.

     Pretax income (loss) from foreign operations for fiscal 1998, 1997 and 1996 was $1,480,000, $772,000, and ($338,000), respectively. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings to the U.S. parent company. On remittance, the United Kingdom imposes withholding taxes that would then be available for use as a credit against the U.S. tax liability, if any, subject to certain limitations.

     Effective June 30, 1998, the Company acquired Jolt, which was an S Corporation for income tax purposes prior to its acquisition by the Company. Following are pro forma consolidated operating results, which present state income taxes (the Company's federal NOLs are assumed to be utilized to shelter Jolt's federal taxable income) as a pro forma adjustment as if Jolt had filed C Corporation tax returns for the pre-acquisition periods (in thousands):



                                                 Year ended June 30
                                              ------------------------
                                              1998      1997      1996
                                              ----      ----      ----
Net income (loss) before pro forma
  adjustments, per consolidated
  statements of operations                    $493     $(868)    $2,089
Pro forma provision for income taxes            61        45         27
                                              ----     -----     ------
Pro forma net income (loss)                   $432     $(913)    $2,062
                                              ====     =====     ======



Note 8 - STOCKHOLDERS' EQUITY

Sales of Common Stock

     In June 1997, the Company sold 2,000,000 shares of common stock to various investors, generating proceeds of $1,385,000, which is net of issuance costs of $115,000.

     In March 1996, the Company sold 600,000 shares of common stock to an offshore investor, generating proceeds of $1,112,000, which is net of issuance costs of $58,000.


Common Stock Issued as Brokerage Fee

     In June 1998, 200,000 shares of common stock were issued as a brokerage fee in conjunction with the closing of the acquisition of Jolt. The ascribed value of the 200,000 shares of $138,000 is included in acquisition expenses in the accompanying 1998 consolidated statement of operations.

Common Stock Issued as Debt Placement Fee

     In June 1997, in connection with the payoff of the 10% Senior Notes, 353,333 shares of common stock were issued to the placement agent of the 10% Senior Notes as a debt placement fee. The ascribed value of the 353,333 shares of $442,000 was expensed in June 1997 and is included in fiscal 1997 debt issue cost amortization expense in the accompanying consolidated statement of operations.

Stock Option Plans

     The Company has in effect several stock-based plans under which non-qualified and incentive stock options and restricted stock awards have been granted to employees and directors. Subject to the discretion of the Compensation Committee of the Board of Directors (the "Committee"), employee stock options generally become exercisable in installments of 33.3% per year, or over an alternative vesting period determined by the Committee, and generally have a 10-year term when granted.

     The exercise price of all incentive stock options must be equal to or greater than the fair market value of the shares on the date of grant. The exercise price of non-statutory stock options must be at least 85% of the fair market value of the common stock on the date of grant.

     In July 1996, following stockholder approval, the Company adopted a stock option plan for non-employee directors. Under this plan, annually on July 1 each non-employee director will be granted a non-statutory stock option to purchase 30,000 shares of common stock. In July 1998, 1997 and 1996, options to purchase a total of 90,000, 150,000 and 120,000 shares, respectively, were granted to the Company's non-employee directors at exercise prices of $0.81, $1.06, and $1.63, respectively.


     Activity under the employee and non-employee director stock option plans for fiscal years 1998, 1997 and 1996 was as follows:

                                                        Weighted average
                                                         exercise price
                                        Shares              per share
                                        ------              ---------

Shares under option, June 30, 1995     1,356,619              $0.87

Granted                                  906,042               1.72
Expired or canceled                      (33,928)              1.44
Exercised                               (595,442)              0.75
                                       ---------              -----

Shares under option, June 30, 1996     1,633,291               1.37

Granted                                1,852,758               1.23
Expired or canceled                   (1,139,058)              1.66
Exercised                               (150,000)              0.50
                                       ---------              -----

Shares under option, June 30, 1997     2,196,991               1.16

Granted                                  611,200               0.85
Expired or canceled                     (185,849)              1.04
Exercised                               (274,462)              0.50
                                       ---------              -----
Shares under option, June 30, 1998     2,347,880              $1.17
                                       =========              =====

     In fiscal 1997, pursuant to resolutions of the Compensation Committee of the Board of Directors, 762,329 options with exercise prices of $1.63 to $4.88 were canceled and were replaced by new options for the same number of shares at an exercise price of $1.25, the then fair market value of the common stock.

     The following table summarizes information about shares under option at June 30, 1998:

                            Outstanding                     Exercisable
             -------------------------------------    -----------------------
                             Weighted
                             average       Weighted                  Weighted
 Range of                    remaining     average                   average
 exercise       Options     contractual    exercise     Options      exercise
 prices      outstanding       life         price     exercisable     price
---------      ---------      ---------    ---------   ---------     --------
$0.75- 0.81      362,380       9.5 years      $0.77       137,280      $0.79
 1.00- 1.25    1,741,500       8.4             1.18       915,426       1.16
 1.63            244,000       8.0             1.63       202,665       1.63
               ---------                                ---------
               2,347,880                      $1.17     1,255,371      $1.20
               =========                                =========

     At June 30, 1998, under the employee and non-employee director stock option plans there were 660,147 and 540,000 shares, respectively, available for future grants.


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

                                          Year ended June 30
                                --------------------------------------
                                  1998          1997            1996
                                ------        -------          -------
Net income (loss):
  As reported                   $ 493,000    $  (868,000)   $2,089,000
  Pro forma                     $  28,000    $(1,441,000)   $1,830,000

Earnings (loss) per share:
  As reported                      $ 0.02         $(0.03)       $ 0.09
  Pro forma                        $  --          $(0.05)       $ 0.08


     For purposes of this pro forma disclosure, the "fair value" of each option and warrant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1998, 1997 and 1996: dividend yield of 0.0% percent for all years; expected volatility 65%, 68% and 67% for 1998, 1997 and 1996, respectively; risk-free interest rates ranging from 5.4% to 6.3% for 1998, 6.1% to 6.8% for 1997 and 6.6% to 6.7% for 1996; and expected lives of five years for all years.

     The weighted average fair value of options granted during the years ended June 30, 1998, 1997 and 1996 was $0.51, $0.76 and $1.06, respectively.
The weighted average fair value of Series H warrants granted to non-employee directors in fiscal 1996 was $0.84 per warrant.


Preferred Stock Purchase Rights

     At June 30, 1998, 1,000 preferred stock purchase rights are outstanding. Each right may be exercised to purchase one-hundredth of a share of Series A Participating Junior Preferred Stock at a purchase price of $30, subject to adjustment. The rights may be exercised only after commencement or public announcement that a person (other than a person receiving prior approval from the Company) has acquired or obtained the right to acquire 20% or more of the Company's outstanding common stock. The rights, which do not have voting rights, may be redeemed by the Company at a price of $.01 per right within ten days after the announcement that a person has acquired 20% or more of the outstanding common stock of the Company and the redemption period may be extended under certain circumstances. In the event that the Company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right shall have the right to receive that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the right. 150,000 shares of Series A Junior Participating Preferred Stock, $1 par value, are authorized.


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

     During fiscal 1996, the Company issued Series C, D, E, F, G and H common stock purchase warrants. The provisions and activity of these warrants are as follows:

   1. Series C warrants covering an aggregate of 455,000 shares were issued to four parties, including an investment banking firm, for consulting and financial advisory services. These warrants are exercisable at $3.50 until the warrant expiration date on June 30, 2000. Fifty-thousand of the Series C warrants were issued to an individual who was subsequently elected a director of the Company. Substantially all of these warrants were granted in June and July 1995 and had no intrinsic value on the date of grant.

   2. Series D warrants covering 50,000 shares were issued to the Company's former general counsel as partial consideration for legal services rendered under an agreement entered into in fiscal 1995. These warrants are exercisable at $2.50 until the warrant expiration date on June 30, 2000. The warrants had no intrinsic value on the date of grant.

   3. Series E warrants covering an aggregate of 1,500,000 shares were issued to an investment banking firm which served as placement agent for the 10% Senior Notes and the 10% Convertible Debentures. The Series E warrants are exercisable until their expiration on February 28, 2001, and provided for an original exercise price of $2.50 per share, subject to adjustment in the event the Company issues new common stock at an effective price less than the effective exercise price on the Series E warrants. The effective exercise price on the Series E warrants was $1.88 as of June 30, 1998. The Series E warrants were granted in September 1995 contingent upon the placement of debt. The warrants had no intrinsic value on the measurement date.

   4. In February 1996, the Series F warrants covering an aggregate of 1,060,000 shares were issued as partial collateral for the 10% Senior Notes. These warrants were canceled effective June 30, 1997, concurrent with the repayment of the 10% Senior Notes.

   5. As further described in Note 6, the Series G warrants covering an aggregate of 595,872 shares were issued in March 1996 to certain former officers, key employees and directors of the Company. During fiscal 1998 and 1997, 26,808 and 144,646 Series G warrants, respectively, were exercised. The remaining unexercised Series G warrants expired on June 1, 1998.

   6. Series H warrants covering an aggregate 300,000 shares were issued to the Company's non-employee directors who served on the Company's board without other compensation during the period from May 31, 1995 to June 30, 1996. The Series H warrants are at $2.50 until the warrant expiration date on June 30, 2000. There was no intrinsic value related to the warrants on the date of grant.



Note 9 - OTHER FINANCIAL INFORMATION

Earnings (Loss) Per Share


     As the Company reported a net loss for the year ended June 30, 1997 and a loss before extraordinary item for the year ended June 30, 1996, the shares used in computing diluted earnings (loss) per share for these years is equal to the weighted average number of common shares outstanding for the period and excludes the dilutive effect of options, warrants and convertible securities.

     A reconciliation of the numerator and denominator used in the computation of fiscal 1998 diluted earnings per share follows:

                                                   Year ended
                                                    June 30,
                                                      1998
                                                     ------
   NUMERATOR:
Net income                                        $   493,000
Add back net interest related to
  convertible subordinated debentures                 134,000
                                                   ----------
Net income for diluted earnings computation       $   627,000
                                                   ==========

   DENOMINATOR:
Weighted average number of common
  shares outstanding                               29,026,467
Assumed exercise of options and warrants
  net of shares assumed reacquired under
  treasury stock method                               106,491
Assumed conversion of convertible
  subordinated debentures                             310,206
                                                   ----------
Total diluted shares                               29,443,164
                                                   ==========


     Options and warrants to purchase 4,652,880 shares of common stock at prices ranging from $0.75 to $3.50 were outstanding during the year ended June 30, 1998, but were not included in the computation of diluted earnings per share because the option and warrant exercise prices were greater than the average market price of the common shares, and would therefore be antidilutive.



Information Relating to Consolidated Statements of Cash Flows

     "Net cash provided by operating activities" includes cash payments for interest (in thousands):

                                                 Year ended June 30
                                             ---------------------------
                                             1998        1997       1996
                                             ----        ----       ----

  Interest paid                           $ 1,294      $ 1,081    $   751


"Net increase in operating working capital, net of effects of business acquired" consists of the following (in thousands):

                                                 Year ended June 30
                                             ---------------------------
                                             1998        1997       1996
                                             ----        ----       ----

(Increase) decrease in
  accounts receivable                      $  (333)    $(3,565)   $   402
Increase in costs and estimated
  earnings in excess of billings
  on uncompleted contracts                  (1,624)       (135)      (726)
(Increase) decrease in inventories             846         993     (1,879)
(Increase) decrease in prepaid expenses         36         181        (86)
Increase (decrease)in accounts payable      (1,234)      1,220        259
Increase in accrued payroll
  and employee benefits                         74         328         24
Increase (decrease) in other
  accrued liabilities                           57        (677)       676
                                            ------      ------     ------
Net increase                               $(2,178)    $(1,655)   $(1,330)
                                            ======      ======     ======



     Following is the supplemental schedule of non-cash investing and financing activities (in thousands):
                                                  Year ended June 30
                                              --------------------------
                                              1998       1997       1996
                                              ----       ----       ----

Capital expenditures financed by lease
  obligations and notes payable             $   639    $1,221    $  689
Conversion of debt to equity                  2,100       223     3,667
Common stock issued as partial
  consideration for purchase of SMTEK, Inc.      -         -        801
Common stock issued as debt placement fee        -        442       716



Other Accrued Liabilities

     Other accrued liabilities consist of the following (in thousands):


                                             June 30
                                        ------------------
                                        1998          1997
                                        ----          ----

Environmental liabilities             $  528        $  684
Accrued taxes payable                    810           794
Other                                  1,089         1,324
                                      ------        ------
                                      $2,427        $2,802
                                      ======        ======


Valuation and Qualifying Accounts and Reserves

     Following is the Company's schedule of valuation and qualifying accounts and reserves for the last three years (in thousands):

                      Balance at   Charged to               Balance
                      beginning    costs and                 at end
                      of period    expenses    Deductions   of period
                      ---------    --------    ---------    ---------
Allowance for doubtful accounts:
-------------------------------
    Fiscal 1996          $186         $ 85        $(134)       $137
    Fiscal 1997           137           74          (48)        163
    Fiscal 1998           163           57          (53)        167

Inventory reserves
------------------
    Fiscal 1996          $156         $250        $(158)       $248
    Fiscal 1997           248          443         (199)        492
    Fiscal 1998           492          386         (389)        489



Note 10 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

     Future minimum lease payments at June 30, 1998 were as follows (in thousands):

                                  Capital     Operating
                                  leases       leases
                                  ------       ------
Fiscal 1999                       $  467       $ 481
Fiscal 2000                          434         408
Fiscal 2001                          360          33
Fiscal 2002                          122          19
Fiscal 2003                           35          14
Thereafter                            -            9
                                   -----       -----
Total                              1,418       $ 964
                                               =====
Less:  Interest                     (203)
                                   -----
Present value of minimum
 lease payments                   $1,215
                                  ======


     The capitalized cost of the related assets (primarily plant equipment), which are pledged as security under the capital leases, was $1,483,000 and $1,726,000 at June 30, 1998, and 1997, respectively. Accumulated amortization on assets under capital leases amounted to $447,000 and $264,000 at June 30, 1998 and 1997, respectively.

     Rental expense for operating leases amounted to $524,000, $489,000 and $302,000 for fiscal 1998, 1997 and 1996, respectively.

     SMTEK conducts its operations from a 45,000 square foot facility, which is leased from an unaffiliated party through May 31, 2000. The monthly rent was approximately $30,000 during fiscal 1998 and is subject to a 4% increase each year. SMTEK has the option to extend the lease term for three renewal periods of three years each. The lease rate during the renewal periods is subject to adjustment based on changes in the Consumer Price Index for the local area.

     Jolt occupies an 8,400 square foot facility which is leased through October 31, 1998 for $7,100 per month. Jolt management is currently in negotiations with the landlord concerning an extension of the lease, and management expects that the lease will be renewed for an additional one year term. In the event the lease is not renewed, management believes that there is sufficient vacant industrial space in the local vicinity to enable Jolt to relocate without unduly disrupting its operations.


Government Grants

     Pursuant to government grant agreements with the Industrial Development Board for Northern Ireland ("IDB"), the Company's subsidiary, DDL Electronics Limited ("DDL-E"), has been reimbursed for a portion of qualifying capital expenditures and for certain employment and interest costs. Approximately $966,000 of the government grants received by DDL-E are subject to repayment if the employment level at this subsidiary falls below 134 employees during the two year period beginning on January 1, 1997. At the present time, DDL-E has approximately 160 employees. Management does not expect the employment at DDL-E to drop below the level that would give rise to a grant repayment obligation.

     In addition to the contingent grant repayment liability based on DDL-E's employment level, the Company would be obligated to repay grants in the event that DDL-E ceases business, permanently discontinues production, or fails to pay to the IDB any amounts due under its mortgage note payable (Note 6). DDL-E's contingent grant repayment obligations amount to approximately $1,175,000 at June 30, 1998. Management does not expect that the Company will be required to repay any grants under these provisions.

Foreign Currency Exposure

     The Company's investment in its Northern Ireland subsidiaries is represented by operating assets and liabilities denominated in these subsidiaries' functional currency of British pounds sterling. In addition, in the normal course of business these operating units enter into transactions denominated in European currencies other than British pounds sterling. As a result, the Company is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. The Company uses a variety of strategies, including foreign currency forward contracts and internal hedging, to minimize or eliminate foreign currency exchange rate risk associated with substantially all of its foreign currency transactions. Gains and losses on these hedging transactions, which were immaterial for 1998, 1997 and 1996, are generally recorded in earnings in the same period as they are realized, which is usually in the same period as the underlying or originating transactions. The Company does not enter into speculative foreign currency transactions. At June 30, 1998, the Company did not have any open foreign currency forward contracts.

Environmental Matters

     The Company is currently involved in certain remediation and investigative studies regarding soil and groundwater contamination at the site of a former printed circuit board manufacturing plant in Anaheim, California which was leased by one of the Company's subsidiaries, Aeroscientific Corp., which is now an inactive, insolvent subsidiary. Management, based in part on consultations with outside environmental engineers and scientists, believes that the total remaining costs to clean up this site will not exceed $600,000. The remaining costs to be incurred to remediate this site will be borne partially by the property owner under a cost sharing agreement entered into several years ago. At June 30, 1998, the Company had a reserve of $528,000, which management believes is adequate to cover its share of future remediation costs at this site. It is possible, however, that these future remediation costs could differ significantly from the estimates, and that the Company's portion could exceed the amount of its reserve. The Company's liability for remediation in excess of its reserve could have a material adverse impact on its business, financial condition and results of operations.



Note 11 - BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in two primary industry segments providing electronic manufacturing services and printed circuit boards principally to the computer, communications, instrumentation and medical equipment markets. A summary of the Company's operations by segment follows (in thousands):

                                               Year ended June 30
                                        ------------------------------
                                        1998         1997         1996
                                        ----         ----         ----
Revenues:
  Electronic Manufacturing Services   $44,690      $41,335      $24,599
  Printed Circuit Boards                8,575       10,305       10,891
                                       ------       ------       ------
                                      $53,265      $51,640      $35,490
                                       ======       ======       ======

Operating income (loss):
  Electronic Manufacturing Services   $ 1,886      $   988      $   348
  Printed Circuit Boards                  677          589          (20)
  General Corporate                      (409)        (541)        (880)
  Acquisition expenses                   (609)         -            -
                                       ------       ------       ------
                                      $ 1,545      $ 1,036      $  (552)
                                       ======       ======       ======

Identifiable assets:
  Electronic Manufacturing Services   $25,205      $24,037      $21,732
  Printed Circuit Boards                5,712        5,881        5,266
  General Corporate                       913        3,751        2,500
                                       ------       ------       ------
                                      $31,830      $33,669      $29,498
                                       ======       ======       ======

Depreciation and amortization:
  Electronic Manufacturing Services   $ 2,482      $ 2,353      $ 1,427
  Printed Circuit Boards                  579          498          548
  General Corporate                         6          938          285
                                       ------       ------       ------
                                      $ 3,067      $ 3,789      $ 2,260
                                       ======       ======       ======

Capital expenditures: (1)
  Electronic Manufacturing Services   $   802      $ 1,306      $ 1,239
  Printed Circuit Boards                  617        1,060          586
  General Corporate                         5            6           -
                                       ------       ------       ------
                                      $ 1,424      $ 2,372      $ 1,825
                                       ======       ======       ======


(1) Capital expenditures include equipment additions financed with capital leases and notes payable.



     Revenues, operating income (loss), and identifiable assets by geographic area are as follows (in thousands):


                                              Year ended June 30
                                        ------------------------------
                                        1998         1997         1996
                                        ----         ----         ----
Revenues:
  United States                       $23,029      $21,891      $11,022
  Northern Ireland                     30,236       29,749       24,468
                                       ------       ------       ------
     Total                            $53,265      $51,640      $35,490
                                       ======       ======       ======


Operating income (loss):
  United States                       $  (202)    $    99       $  (133)
  Northern Ireland                      1,747         937          (419)
                                       ------       ------       ------
     Total                            $ 1,545     $ 1,036       $  (552)
                                       ======       ======       ======

Identifiable assets:
  United States                       $17,311     $19,214       $17,544
  Northern Ireland                     14,519      14,455        11,954
                                       ------      ------        ------
     Total                            $31,830     $33,669       $29,498
                                       ======      ======        ======


     The Company had sales to three customers which accounted for 19.9%, 13.8% and 13.8% of revenues in fiscal 1998 and sales to two customers which accounted for 17.8% and 15.7% of revenues in fiscal 1997. No single customer accounted for 10% or more of consolidated revenues in fiscal 1996.




Note 12 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Following is a summary of the quarterly results of operations (in thousands except per share amounts):



                                         Quarter ended
                         -------------------------------------------------
                         Sep 30    Dec 31     Mar 31      Jun 30     Total
                         ------    ------     ------      ------     -----

Fiscal 1998:
  Revenues              $13,413    $12,820    $13,600     $13,432   $53,265

  Net income (loss)(1)  $   301    $   398    $   291     $  (497)  $   493

  Earnings (loss) per
   share                $  0.01    $  0.01    $  0.01     $ (0.02)  $  0.02


Fiscal 1997:
  Revenues              $10,413    $11,877    $14,387     $14,963   $51,640

  Net income (loss)     $  (594)   $ (315)    $   455     $  (414)  $  (868)

  Earnings (loss) per
   share                $ (0.02)   $(0.01)    $  0.02     $ (0.01)  $ (0.03)


(1) Included in the net loss of $497,000 for the three months ended June 30, 1998 are non-recurring acquisition expenses of $609,000 related to the acquisition of Jolt on June 30, 1998, as discussed in Note 2.



                 DDL ELECTRONICS, INC. AND SUBSIDIARIES
                     Market and Dividend Information



     The Company's common shares are traded on the New York Stock Exchange and Pacific Exchange (ticker symbol "DDL"). The high and low closing sales prices for the common stock for the last two fiscal years, as reported on the composite tape, are set forth in the following table.

                              Fiscal 1998          Fiscal 1997
                             -------------        --------------
                             High     Low         High      Low
                             -----   -----        -----    -----
1st Quarter                  1-3/16  13/16        2        1-1/8

2nd Quarter                  1       11/16        1-1/4    15/16

3rd Quarter                  13/16     5/8        1-1/4      7/8

4th Quarter                  7/8       5/8        1-5/8    15/16




     There were approximately 1500 stockholders of record at August 21, 1998.

     The Company suspended dividend payments in 1989. A resumption of dividend payments is not anticipated in the foreseeable future.





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




                                        DDL ELECTRONICS, INC. AND SUBSIDIARIES

               DIRECTORS, EXECUTIVE OFFICERS, OPERATING UNITS
                      AND OTHER CORPORATE INFORMATION





DIRECTORS                            EXECUTIVE OFFICERS
Karen Beth Brenner                   Gregory L. Horton
Investment Manager                   President and Chief Executive Officer
Newport Beach, California

                                     Richard K. Vitelle
Charlene Gondek                      Vice President - Finance and
Independent Businesswoman            Administration, Chief Financial Officer,
Aspen, Colorado                      Treasurer and Secretary


Gregory L. Horton                    OPERATING UNITS
Chairman of the Board,               SMTEK, Inc.
President and Chief                  Newbury Park, California
Executive Officer
DDL Electronics, Inc.                Jolt Technology, Inc.
                                     Fort Lauderdale, Florida

Richard K. Vitelle                   DDL Electronics Limited
Vice President and                   Craigavon, Northern Ireland
Chief Financial Officer              United Kingdom
DDL Electronics, Inc.
                                     Irlandus Circuits Limited
                                     Craigavon, Northern Ireland
Thomas M. Wheeler                    United Kingdom
Chairman of the Board,
TMW Enterprises, Inc.
Troy, Michigan                       TRANSFER AGENT & REGISTRAR
                                     American Stock Transfer &
                                       Trust Company
                                     40 Wall Street
                                     New York, New York  10005

INDEPENDENT AUDITORS                 LEGAL COUNSEL
KPMG Peat Marwick LLP                Berry Moorman, PC
Los Angeles, California              Detroit, Michigan