Form 10-K, Exhibit 13
period 1999-06-30
SMTEK INTERNATIONAL INC
filed 1999-10-15
CIK 26987

EXHIBIT 13
                                                ANNUAL REPORT TO STOCKHOLDERS

                SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                           FINANCIAL HIGHLIGHTS
                 (In thousands except per share amounts)

                                            Year Ended June 30
                            -----------------------------------------------
                            1999         1998      1997      1996      1995
                            ----         ----      ----      ----      ----
Revenues                  $59,492     $ 53,265  $ 51,640  $ 35,490  $ 31,393

Operating income (loss)   $    23     $  1,545  $  1,036  $   (552) $ (4,592)

Income (loss) before
  income taxes            $(1,293)(A) $    493  $   (868) $ (1,377) $ (2,145)

Income tax (expense)
  benefit                 $(1,202)(B) $    -    $    -    $  1,110  $    -

Extraordinary item             -      $    -    $    -    $  2,356  $  2,441

Net income (loss)         $(2,495)    $    493  $   (868) $  2,089  $    296

Earnings (loss)
  per common share(C)     $ (1.41)    $   0.34  $  (0.63) $   1.85  $   0.30

EBITDA (D)                $ 3,674     $  4,567  $  4,052  $  1,673  $    446


(A) Includes $725,000 of accrued interest expense related to an income tax assessment, as further described in Note 7 to the accompanying consolidated financial statements.

(B) Includes income tax expense of $1,110,000 to provide for the expected repayment to the Internal Revenue Service of tax refunds received in fiscal 1996 which were substantially disallowed in fiscal 1999, as further described in Note 7 to the accompanying consolidated financial statements.

(C) Restated to give retroactive application to the 1-for-20 reverse stock split effected by the Company on May 24, 1999, as further described in
     Note 1 to the accompanying consolidated financial statements.

(D) EBITDA consists of pretax income (loss) plus net interest expense, depreciation and amortization. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, it is included herein because some investors believe it provides additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements.




DESCRIPTION OF BUSINESS

     SMTEK International, Inc. is an electronics manufacturing services
(EMS) provider serving original equipment manufacturers (OEMs) in the computer, telecommunications, instrumentation, medical, industrial and aerospace industries. The Company provides integrated solutions to OEMs across the entire product life cycle, from design to manufacturing to end-of-life services, for the worldwide low-to-medium volume, high complexity segment of the EMS industry.

     The Company also fabricates multilayer printed circuit boards (PCBs) for use in the computer, telecommunications, instrumentation, medical, industrial and aerospace industries. EMS operations are located in Thousand Oaks, California; San Diego, California; Fort Lauderdale, Florida and Craigavon, Northern Ireland. Its PCB facilities are located in Craigavon, Northern Ireland.



PRESIDENT'S LETTER TO STOCKHOLDERS

Dear Fellow Stockholders:
     Our fiscal year ended June 30, 1999 presented formidable challenges owing to factors that included weak market demand, dramatic fluctuations in existing customer requirements, Asian pricing pressures, and a substantial shift in product mix. These difficult conditions impacted our financial results as well as those of our major competitors. In response, management took swift and appropriate actions which were focused on booking new business and partnership accounts, strengthening financial controls, building infrastructure, and improving performance with current accounts.
     In my letter a year ago, I outlined our aggressive strategy for profitable growth, which as discussed below will continue to be the road map for the Company's future. While we made substantial progress toward some of our key goals - increasing revenues and building our industry presence - our primary objective of earnings growth proved elusive in an industry climate of pervasive challenge. In addition to industry and market challenges, the financial results were also impacted by a special tax charge associated with a tax refund received by the Company four years ago, which was disallowed in fiscal 1999.

Financial Results
- Fiscal 1999 revenue increased 11.7% to $59,492,000, compared to $53,265,000 for fiscal 1998
- Fiscal 1999 gross profit was $7,969,000 or 13.4% of revenues as compared to $9,332,000, or 17.5% for fiscal 1998
- Operating income was $23,000 for fiscal 1999, compared to $1,545,000 in fiscal 1998
- In the fourth quarter of fiscal 1999, the Company recorded special charges of $1,835,000 for an income tax assessment and associated interest expense and $487,000 for increased inventory reserves
- The fiscal 1999 net loss after special charges was $2,495,000, compared to net income of $493,000 in fiscal 1998
-  Fiscal 1999 EBITDA was $3,674,000, compared to $4,567,000 in fiscal
   1998.
- Stockholders' equity increased from $7,556,000 at the end of fiscal 1998 to $9,304,000 at the close of fiscal 1999.

Perspective on Financial Results
     In fiscal 1999, despite clear indications of an industry-wide downturn, we managed to post modest profits in each of the first three quarters. Much to our frustration, however, we experienced a fourth quarter loss that eclipsed the year's earnings. These difficult conditions, mostly in the European market, have persisted into the first quarter of our fiscal year 2000. Operating income declined 83% from fiscal 1998 in our European subsidiaries, compared with a decrease of 17% in our domestic subsidiaries. Excluding the previously mentioned increase in inventory reserves, domestic operating income increased 7% over fiscal 1998.
     Significantly lower demand for our customers' products in fiscal 1999 caused substantial contract reductions and rescheduling of orders by our five largest customers, resulting in excess inventory conditions. Accordingly, we increased inventory reserves at year-end, which was a major factor in the year's loss.
     In this climate, we took aggressive action to secure replacement business and successfully booked several substantial new programs, which have been building momentum during the year. To an extent, however, this resulted in a shift in our product mix, which negatively impacted gross profit margins last year.
     On a more encouraging note, we have seen a recent improvement in customer demand consistent with the rest of the industry. Certain new accounts acquired late in fiscal 1999, after allowing for substantial start-up costs, are expected to contribute positively to the bottom line in the current fiscal year. Beginning in January 2001, just 14 months away, a large portion of our goodwill will become fully amortized and we will see a reduction in goodwill amortization expense of $1,268,000 per year. Furthermore, we ended fiscal 1999 with a record backlog of $40 million, up 9% from a year earlier.

Executing Our Business Plan
     In January 1999, the Company acquired Technetics, Inc. in San Diego, California, providing us with a service presence in a burgeoning market with many new companies in the wireless and telecommunications business. Based on the purchase price and the strategic position and capabilities of Technetics, we felt the opportunity was a good one for long-term Company growth and market position. The San Diego facility is ISO-9002 certified and can perform production and express services for high-end commercial, military and space customers.
     However, it is taking some time to get this operation on track. At the time it was acquired, Technetics was under-booked and poised to lose money, adding further pressure on corporate earnings. We are successfully booking new business for the operation and anticipate it will become profitable in the second quarter of fiscal 2000.
     The Company's expansion plans have the objective of creating a network of medium to small EMS providers with the ability to offer local expertise for complex prototype and production needs in the high-mix market segment. In our view, customers in this market segment are less likely to subcontract their work to the very large off-shore manufacturers due to relationships, complexity and level of service needs. We also believe that there is a higher percentage of value-added revenue (sales less cost of materials) in this market allowing for greater profit margins than experienced by the high-volume producers.
     Underpinning this strategy is the conviction that we can provide large company capabilities to our growing family of small companies, thereby making them more competitive and capable than their local competitors. SMTEK is working to provide its operating units with shared services, including banking services, on-line enterprise resource planning software and server capabilities, manufacturing engineering services, test engineering services, design services, volume purchasing agreements, global manufacturing capabilities, employee benefits programs, and eventually a more comprehensive marketing effort.
     Without having to support the overhead necessary to maintain all of these capabilities and skills, we believe each small business will therefore be more profitable. As we continue to build critical mass, the Company should benefit from economies of scale associated with spreading public company costs across a much larger sales base. Over the next several years, as the Company's capital structure improves, we hope to add a dozen companies to the family. The Company was fortunate to have attracted additional investment this past year from its largest stockholder, Thomas M. Wheeler, who has indicated his support and provided financial backing to help the Company grow through customer partnerships and strategic acquisitions.

Maintaining Visibility and Marketability for Our Common Stock
     As you may know, the Company has long been listed on the New York Stock Exchange (NYSE). In May 1999, in response to increasingly stringent listing requirements by the NYSE, management and the Board of Directors felt that it was critical to facilitate the orderly transfer of our listing to the Nasdaq system in order to maintain a listing on a major market for the long-term benefit of the Company and its stockholders.
     In connection with maintaining a market for its stock, the Company asked for and received stockholder approval for a 1-for-20 reverse stock split. The reverse stock split and transfer between stock exchanges at a time when we were experiencing earnings pressure had a dramatic impact on the liquidity of our stock in the short-term, but we are convinced that proactive action was far better than accepting the consequences of inaction. By successfully executing our strategic plan and building earnings growth, we expect to have the opportunity to improve stock valuations over the next several years.

Setting the Stage for Longer-Term Progress
     The past year required the best efforts of our people in a daunting environment, and we thank them for their valued contributions. Employee retention during periods of low unemployment is difficult at best and remains a major challenge for the Company and our industry. We will be submitting a request to the stockholders for replenishment of the Company's stock option pool in order to provide non-cash incentive for our key employees to stay with the Company in a climate of tremendous opportunity. Strategic use of employee stock options can reduce the extraordinary cost of employee turnover and create strong incentive for employees to improve stockholder value.
     Out of a difficult year should come gains as we capitalize on our efforts to cut costs, increase operating efficiencies and create the infrastructure to support a larger company with an expanded sales base and geographic positioning. Having accomplished the complex and time-consuming work related to such matters as transferring the common stock listing, we can now fully direct our energies toward implementing our growth strategy. Hopefully, early indications of an improving business climate will continue and gain strength, and we are well fortified with a record backlog position.
     We look forward to the future with a sense of optimism and enthusiasm.


/s/Gregory L. Horton
---------------------
Gregory L. Horton
Chairman, CEO and President

                  SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         FIVE-YEAR FINANCIAL SUMMARY
                    (In thousands except per share amounts)

                                             Year ended June 30
                                --------------------------------------------
OPERATING DATA                  1999       1998      1997      1996      1995
                                ----       ----      ----      ----      ----
Revenues                     $ 59,492   $ 53,265  $ 51,640  $ 35,490  $ 31,393
                               ------     ------    ------    ------    ------
Costs and expenses:
  Cost of goods sold           51,523     43,933    43,894    30,906    27,598
  Administrative and
    selling expenses            6,662      5,910     5,442     4,502     6,854
  Goodwill amortization         1,284      1,268     1,268       634       -
  Acquisition expenses            -          609       -         -         -
  Restructuring charges           -          -         -         -       1,533
                               ------     ------    ------    ------    ------
Total costs and expenses       59,469     51,720    50,604    36,042    35,985
                               ------     ------    ------    ------    ------
Operating income (loss)            23      1,545     1,036      (552)   (4,592)
                               ------     ------    ------    ------    ------
Non-operating income (expense):
  Interest income                 129         97        96       255       117
  Interest expense             (1,678)(A) (1,101)   (1,227)   (1,045)   (1,048)
  Debt issue cost amortization    -          -        (937)     (281)      -
  Gain on sale of assets          158         22       142       -       3,317
  Other income (expense), net      75        (70)       22       246        61
                               ------     ------    ------    ------    ------
Total non-operating
  income (expense)             (1,316)    (1,052)   (1,904)     (825)    2,447
                               ------     ------    ------    ------    ------
Income (loss) before
  income taxes                 (1,293)       493      (868)   (1,377)   (2,145)

Income tax (expense)
  benefit                      (1,202)(B)    -         -       1,110       -
                               ------     ------    ------    ------    ------
Income (loss) before
  extraordinary item           (2,495)       493      (868)     (267)   (2,145)

Extraordinary item - Gain
  on debt extinguishment          -          -         -       2,356     2,441
                               ------     ------    ------    ------    ------
Net income (loss)            $ (2,495)  $    493  $   (868)  $ 2,089  $    296
                               ======     ======    ======    ======    ======

(A) Includes $725,000 of accrued interest expense related to an income tax assessment, as further described in Note 7 to the accompanying consolidated financial statements.

(B) Includes income tax expense of $1,110,000 to provide for the expected repayment to the Internal Revenue Service of tax refunds received in fiscal 1996, which were substantially disallowed in fiscal 1999, as further described in Note 7 to the accompanying consolidated financial statements.

                  SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         FIVE-YEAR FINANCIAL SUMMARY
                    (In thousands except per share amounts)
                                 (Continued)


                                             Year ended June 30
                                --------------------------------------------
OPERATING DATA                  1999      1998      1997      1996      1995
(Continued)                     ----      ----      ----      ----      ----

Earnings (loss) per share:
  Basic and diluted:
   Income (loss) before
     extraordinary item       $(1.41)   $ 0.34    $(0.63)   $(0.24)  $ (2.20)
   Extraordinary item            -         -         -        2.09      2.50
                               -----     -----     -----     -----    ------
Total                         $(1.41)   $ 0.34    $(0.63)   $ 1.85   $  0.30
                               =====     =====     =====     =====    ======






                                           Year ended June 30
                              --------------------------------------------
BALANCE SHEET DATA            1999      1998      1997      1996      1995
                              ----      ----      ----      ----      ----

Current assets             $ 27,899  $ 21,533  $ 21,673  $ 16,443  $  9,778

Current liabilities        $ 23,087  $ 17,088  $ 18,585  $ 12,301  $  9,238

Working capital            $  4,812  $  4,445  $  3,088  $  4,142  $    540

Current ratio                   1.2       1.3       1.2       1.3       1.1

Total assets               $ 39,544  $ 31,830  $ 33,669  $ 29,498  $ 13,962

Long-term debt             $  7,153  $  7,186  $  9,445  $ 12,560  $  8,772

Stockholders' equity
  (deficit)                $  9,304  $  7,556  $  5,639  $  4,637  $ (4,048)

Equity (deficit)
  per share                $   4.10  $   4.43  $   3.90  $   3.53  $  (3.96)

Shares outstanding (000s)     2,267     1,704     1,447     1,315     1,021





         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

Basis of Presentation

     The Company utilizes a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 1999, 1998 and 1997, fell on July 2, July 3, and June 27, respectively. In the accompanying consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation. Fiscal years 1999 and 1997 consisted of 52 weeks compared to 53 weeks for fiscal year 1998.

     As more fully described in the accompanying financial statements, the Company's acquisition of Technetics, Inc. on January 29, 1999 was accounted for under the purchase method of accounting, and the operations of this facility have been included in the accompanying consolidated financial statements since the date of acquisition.


Results of Operations

     The following table sets forth the Company's revenues and other operating data as percentages of revenues:

                                               Year Ended June 30
                                          -----------------------------
                                          1999        1998         1997
                                          ----        ----         ----
Revenues                                 100.0%       100.0%       100.0%
Cost of goods sold                        86.6         82.5         85.0
                                         -----        -----        -----
Gross profit                              13.4         17.5         15.0

Administrative and selling expenses       11.2         11.1         10.5
Goodwill amortization                      2.2          2.4          2.5
Acquisition expenses                        -           1.1           -
                                         -----        -----        -----
Operating income                           0.0          2.9          2.0

Interest income                            0.2          0.2          0.2
Interest expense                          (2.8)        (2.1)        (2.4)
Debt issue cost amortization                -            -          (1.8)
Gain on sale of assets                     0.3           -           0.3
Other income (expense), net                0.1         (0.1)          -
                                         -----        -----        -----

Income (loss) before income taxes         (2.2)         0.9         (1.7)

Income tax expense                        (2.0)          -            -
                                         -----        -----        -----
Net income (loss)                         (4.2)%        0.9%        (1.7)%
                                         =====        =====        =====

Fiscal 1999 vs. 1998

     Consolidated revenues for fiscal 1999 were $59,492,000 compared to $53,265,000 for fiscal 1998. Revenues for the Company's EMS operations for fiscal 1999 increased by $6,485,000 over fiscal 1998, primarily due to several new contracts obtained by the Thousand Oaks operating unit. Also contributing to the increase in EMS revenues was $1,669,000 of sales by Technetics, Inc., acquired on January 29, 1999. Revenues for fiscal 1999 for the PCB operations declined by 3% from the prior year.

     Consolidated gross profit for fiscal 1999 was $7,969,000 (13.4% of revenues) compared to $9,332,000 (17.5% of revenues) for fiscal 1998. Gross profit of the EMS operations was $6,638,000 for fiscal 1999, compared to $7,272,000 for the prior year, due to the following factors: the ramp-up of several new contracts in the current fiscal year, an increase in inventory reserves for excess raw materials, and a change in the mix of business, with higher direct material costs as a percentage of revenues in the latest year. For fiscal 1999, gross profit from PCB operations declined by 35% from fiscal 1998 as a result of the impact on manufacturing overhead of a decline in revenues and a decrease in higher margin quick-turn orders.

     Administrative and selling expenses for fiscal 1999 were $6,662,000, compared to $5,910,000 in the previous year. The increase is attributable to the inclusion of Technetics, Inc., which was acquired in January 1999, an increase in consulting fees, and administrative and sales staff additions.

     Operating income was $23,000 for fiscal 1999, compared to $1,545,000 for fiscal 1998. This decline is primarily attributable to the decreased gross profit for the reasons cited above.

     Interest expense (excluding interest expense of $725,000 related to an income tax assessment as discussed below) decreased from $1,101,000 in fiscal 1998 to $953,000 in fiscal 1999. The decrease in interest expense is primarily due to the fact that notes of $1,625,000 that were payable by Jolt Technology, Inc. ("Jolt") to a Jolt shareholder were converted to Jolt common stock on June 30, 1998 as a condition of and prior to the acquisition of Jolt by the Company. Jolt's pre-acquisition interest expense is included is the Company's consolidated statement of operations pursuant to the pooling-of-interests accounting method.

     As more fully described in Note 7 to the accompanying consolidated financial statements, in the fourth quarter of fiscal 1999 the Company accrued income tax expense of $1,110,000 for tax refunds received in fiscal 1996 which were substantially disallowed by the IRS in fiscal 1999. Also in the fiscal 1999 fourth quarter, the Company accrued interest expense of $725,000 on the fiscal 1996 income tax refunds which are repayable to the IRS. The tax filings which resulted in the Company receiving these refunds in fiscal 1996 were made after extensive consultation with a prominent tax advisor.

     Net loss for fiscal 1999 was $2,495,000, or ($1.41) per share, compared to net income of $493,000, or $0.34 per share for fiscal 1998.


Fiscal 1998 vs. 1997

     Consolidated revenues for fiscal 1998 were $53,265,000 compared to $51,640,000 for fiscal 1997. Revenues for the Company's EMS operations for fiscal 1998 increased by $3,355,000 over fiscal 1997, and such increase is attributable primarily to higher levels of business with existing customers. Revenues for fiscal 1998 for the PCB operations declined by 16.8% from the comparable period in the prior year as a result of a decline in business from a major customer as well as the fact that fiscal 1997 revenues included a relatively large quick-turn contract that was not recurring business.

     Consolidated gross profit for fiscal 1998 was $9,332,000 (17.5% of revenues) compared to $7,746,000 (15.0% of revenues) for fiscal 1997. Gross profit of the EMS operations was $7,272,000 for fiscal 1998, compared to $5,662,000 for the prior year. A change in the mix of business, with lower direct material costs as a percentage of revenues in fiscal 1998, contributed to the increase in EMS gross profit, along with higher sales volume and increased productivity. For fiscal 1998, gross profit from PCB operations declined by $24,000 from fiscal 1997 as a result of the decline in revenues. Gross profit as a percentage of revenues for the PCB operations was 24.0% for fiscal 1998, compared to 20.2% for fiscal 1997. This improvement is attributable primarily to an increase in higher margin quick-turn orders, material price reductions and processing cost savings.

     Administrative and selling expenses for fiscal 1998 were $5,910,000, compared to $5,442,000 in the previous year. The increase is attributable to the addition of a key management position in the Company's European operations and other increases in administrative staff.

     In fiscal 1998, the Company incurred acquisition-related expenses of $609,000 related to the acquisition of Jolt.

     Operating income was $1,545,000 for fiscal 1998, compared to $1,036,000 for fiscal 1997. This improvement is primarily attributable to the increased gross profit of the Company's EMS operations.

     Net non-operating expense decreased from $1,904,000 for the year ended June 30, 1997 to $1,052,000 for fiscal 1998. This decrease is primarily attributable to debt issue cost amortization expense of $937,000 in fiscal 1997 related to the 10% Senior Notes of $5,300,000 which were repaid on June 30, 1997.

     Net income for 1998 was $493,000, or $0.34 per share, compared to net loss of $868,000, or ($0.63) per share for fiscal 1997.


Recent Accounting Pronouncements

     In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued, which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company will adopt SFAS 133, as amended by SFAS No. 137, in the first quarter of its fiscal year ending June 30, 2001. Management has not completed an evaluation of the effects this standard will have on the Company's consolidated financial statements.


Liquidity and Capital Resources

     The Company's primary sources of liquidity are its cash and cash equivalents, which amounted to $4,997,000 at the end of fiscal 1999, and its bank lines of credit. During fiscal 1999, cash and cash equivalents increased by $584,000. Such increase is primarily attributable to a $4.5 million private stock placement. Specifically, this net cash inflow consisted of net cash provided by operating activities of $1,151,000, proceeds from the issuance of common stock of $4,463,000 and proceeds from the sale of assets of $158,000, partially offset by outflows comprised of capital expenditures of $1,633,000, purchase of subsidiary net of cash acquired of $113,000, debt reductions of $3,386,000 and the effect of exchange rate changes on cash of $56,000.

     Components of operating working capital decreased by $311,000 during fiscal 1999, which consisted of a $3,977,000 increase in accounts payable and an increase of $1,376,000 in other current liabilities, partially offset by a $412,000 increase in accounts receivable, a $1,498,000 increase in costs and estimated earnings in excess of billings on uncompleted contracts, a $3,088,000 increase in inventories and a $44,000 increase in prepaid expenses.

     At June 30, 1999, the Company had a working capital bank line of credit for its Thousand Oaks, California operating unit which provided for borrowings of up to $3,250,000 at an interest rate of prime (7.75% at June 30, 1999) plus 1.25%. At June 30, 1999, borrowings outstanding under this credit facility amounted to $3,225,000. This line was replaced in July 1999 by a new credit facility for the Company's domestic operating units which was entered into with Wells Fargo Bank. Borrowings under the new credit agreement bear interest at the bank's prime rate and the facility consists of an $8 million working capital line secured by accounts receivable, inventory and equipment. This credit facility expires on July 6, 2001.

     The Company also has a credit facility agreement with Ulster Bank Markets for its Northern Ireland operations. This agreement includes a working capital line of credit of 3,000,000 pounds sterling (approximately $4,740,000), and provides for interest on borrowings at the bank's base rate (6.68% at June 30, 1999) plus 1.50%. At June 30, 1999, borrowings outstanding under this credit facility amounted to $708,000. The credit facility agreement with Ulster Bank Markets expires July 31, 2000.

     The Company's EMS and PCB fabrication businesses require continuing investment in plant and equipment to remain competitive. Capital expenditures during fiscal 1999, 1998 and 1997 were approximately $3,426,000, $1,424,000 and $2,372,000, respectively. The Company anticipates it will need to increase its capital spending in the coming years in order to stay competitive as technology evolves. Management estimates that capital expenditures of as much as $3 million may be required in fiscal 2000. Of that amount, the substantial majority is expected to be financed by a combination of capital leases, secured loans and foreign government grants.

      As more fully described in Note 7 to the accompanying consolidated financial statements, on July 30, 1999 the Company repaid $761,000 of income tax refunds to the Internal Revenue Service plus accrued interest of $272,000. In addition, as further described in Note 7, the Company may have to repay to the IRS additional income tax refunds of up to $1,110,000 plus accrued interest.

     Management believes that the Company's cash resources and borrowing capacity on its working capital lines of credit are sufficient to fund operations for at least the next year.


Year 2000 Issues

     Many computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results beginning January 1, 2000. The potential impact of the Year 2000 problem is not yet known, and if not timely corrected, it could adversely affect the economy and the Company.

     The Company's Year 2000 compliance program includes the following phases: identifying systems that need to be replaced or fixed; carrying out remediation work to modify existing systems or convert to new systems; and conducting validation testing of systems and applications to ensure compliance. The Company has nearly completed these three phases of its Year 2000 compliance program at all locations except for certain information systems at the Company's operating unit in San Diego, California. Remediation and validation testing of critical systems at the San Diego facility is expected to be completed by the end of November 1999. In the event these information systems at the San Diego facility cannot be determined to be Year 2000 compliant by November 30, 1999, the Company will implement a contingency plan which would include the possible transfer of material procurement and/or information processing functions to the Company's Thousand Oaks facility.

     The Company also has contacted its major suppliers to assess their preparations for the year 2000. Based on the results of these assessments, and to mitigate the effects of significant suppliers' potential failure to remediate Year 2000 issues in a timely manner, the Company may arrange for alternate suppliers or stockpiling of critical components. If this becomes necessary, it is uncertain, until the contingency plans are finalized, whether this would result in significant delays in business operations. Furthermore, it is impossible to fully assess the potential consequences if service interruptions occur from suppliers or in such infrastructure areas as utilities, communications, transportation, banking and government. If the remediation efforts of the Company's key suppliers are unsuccessful, or if one or more of the Company's critical systems fail despite its efforts to remediate and validate these systems, there may be a material adverse impact on the Company's consolidated results and financial condition.

     Management estimates that the total cost of its Year 2000 compliance program, most of which has already been incurred, will not exceed $250,000.


Quantitative And Qualitative Disclosures About Market Risk

     The Company's financial instruments include cash and cash equivalents, and short-term and long-term debt. At June 30, 1999, the carrying amount of long-term debt (including current portion thereof) was $9,195,000 and the fair value was $8,879,000. The carrying values of the Company's other financial instruments approximated their fair values. The fair value of the Company's financial instruments is estimated based on quoted market prices for the same or similar issues. See Note 6 to the accompanying consolidated financial statements for maturities of long-term debt for the next five years.

     It is the policy of the Company not to enter into derivative financial instruments for speculative purposes. The Company, from time to time, may enter into foreign currency forward exchange contracts in an effort to protect itself from adverse currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with banks believed to be creditworthy and are denominated in currencies of major industrial countries. Any gain or loss incurred on foreign currency forward exchange contracts is offset by the effects of currency movements on the respective underlying hedged transactions. The Company did not have any open foreign currency forward exchange contracts at June 30, 1999.

     A portion of the Company's operations consists of investments in foreign subsidiaries. As a result, the Company's financial results could be affected by changes in foreign currency exchange rates.

                         Independent Auditors' Report




The Board of Directors and Stockholders
SMTEK International, Inc.:

We have audited the accompanying consolidated balance sheets of SMTEK International, Inc. and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income (loss) for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SMTEK International, Inc. and subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999 in conformity with generally accepted accounting principles.



/s/ KPMG LLP

Los Angeles, California
October 11, 1999

                    SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         Consolidated Balance Sheets
                      (In thousands except share amounts)


                                                             June 30
                                                        -----------------
                                                        1999         1998
                                                        ----         ----
             Assets

Current assets:
   Cash and cash equivalents                          $ 4,997      $ 4,413
   Accounts receivable, net (Notes 3 and 6)            10,606        9,786
   Costs and estimated earnings in excess
     of billings on uncompleted
     contracts (Notes 4 and 6)                          6,283        4,785
   Inventories, net (Note 5)                            5,812        2,446
   Prepaid expenses                                       201          103
                                                       ------       ------

          Total current assets                         27,899       21,533
                                                       ------       ------

Property, equipment and improvements,
 at cost (Notes 6 and 10):
   Buildings and improvements                           6,507        6,084
   Plant equipment                                     18,542       15,646
   Office and other equipment                           2,510        2,180
                                                       ------       ------

                                                       27,559       23,910
   Less:  Accumulated depreciation
    and amortization                                  (18,661)     (17,035)
                                                       ------       ------

   Property, equipment and
    improvements, net                                   8,898        6,875
                                                       ------       ------

Other assets:
   Goodwill, net (Note 2)                               2,430        3,171
   Deposits and other assets (Note 6)                     317          251
                                                       ------       ------
                                                        2,747        3,422
                                                       ------       ------
                                                     $ 39,544     $ 31,830
                                                       ======       ======

                    SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         Consolidated Balance Sheets
                      (In thousands except share amounts)

(Continued)
                                                              June 30
                                                        -----------------
                                                        1999         1998
                                                        ----         ----
    Liabilities and Stockholders' Equity

Current liabilities:
   Bank lines of credit payable (Note 6)            $   3,933      $ 4,441
   Current portion of long-term
    debt (Note 6)                                       2,042        1,214
   Accounts payable                                    11,654        7,795
   Accrued payroll and employee benefits                1,296        1,211
   Interest payable (Note 7)                              821          237
   Income taxes payable (Note 7)                        1,963          810
   Other accrued liabilities (Note 9)                   1,378        1,380
                                                       ------       ------

          Total current liabilities                    23,087       17,088
                                                       ------       ------
Long-term debt (Note 6):
  Notes payable to related party                          -          2,000

  Other long-term debt, less current
   portion                                              7,153        5,186
                                                       ------       ------

          Total long-term debt                          7,153        7,186
                                                       ------       ------

Commitments and contingencies (Note 10)

Stockholders' equity (Note 8):
   Preferred stock, $1 par value;  1,000,000
    shares authorized; no shares issued
    or outstanding                                        -            -
   Common stock, $.01 par value; 3,750,000
    shares authorized;  2,267,455 and
    1,704,406 shares issued and outstanding
    in 1999 and 1998, respectively                         23           17
   Additional paid-in capital                          36,948       32,483
   Accumulated deficit                                (26,789)     (24,294)
   Accumulated other comprehensive loss                  (878)        (650)
                                                       ------       ------

          Total stockholders' equity                    9,304        7,556
                                                       ------       ------

                                                     $ 39,544     $ 31,830
                                                       ======       ======

See accompanying notes to consolidated financial statements.

                  SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                     Consolidated Statements of Operations
                    (In thousands except per share amounts)

                                                   Year ended June 30
                                             -----------------------------
                                             1999         1998        1997
                                             ----         ----        ----

Revenues                                  $ 59,492     $ 53,265    $ 51,640
                                            ------       ------      ------
Costs and expenses:
   Cost of goods sold                       51,523       43,933      43,894
   Administrative and selling expenses       6,662        5,910       5,442
   Goodwill amortization                     1,284        1,268       1,268
   Acquisition expenses (Note 2)               -            609         -
                                            ------       ------      ------
                                            59,469       51,720      50,604
                                            ------       ------      ------
Operating income                                23        1,545       1,036
                                            ------       ------      ------
Non-operating income (expense):
   Interest income                             129           97          96
   Interest expense                           (953)      (1,101)     (1,227)
   Interest expense related to tax
     assessment (Note 7)                      (725)         -           -
   Debt issue cost amortization                -            -          (937)
   Gain on sale of assets                      158           22         142
   Other income (expense), net                  75          (70)         22
                                            ------       ------      ------
                                            (1,316)      (1,052)     (1,904)
                                            ------       ------      ------
Income (loss) before income taxes           (1,293)         493        (868)

Income tax provision (Note 7)               (1,202)         -           -
                                            ------       ------      ------

Net income (loss)                         $ (2,495)    $    493     $  (868)
                                            ======       ======      ======

Basic and diluted earnings (loss)
  per share                               $  (1.41)    $   0.34     $ (0.63)
                                            ======       ======      ======

Shares used in computing basic and
  diluted earnings (loss) per share:
    Basic                                    1,771        1,451       1,375
                                             =====        =====       =====
    Diluted                                  1,771        1,472       1,375
                                             =====        =====       =====

See accompanying notes to consolidated financial statements.



                                SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                                    Consolidated Statements of Cash Flows
                                               (In thousands)


                                                                 Year ended June 30
                                                            -----------------------------
                                                            1999         1998        1997
                                                            ----         ----        ----
Cash flows from operating activities:
    Net income (loss)                                    $ (2,495)    $    493    $   (868)
    Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
       Depreciation                                         2,130        1,720       1,584
       Amortization                                         1,288        1,272       2,205
       Acquisition expenses settled with stock                -            138         -
       Eliminate duplicate period of pooled
        company to conform year ends                          -           (464)        -
       Gain on sale of assets                                (157)         (22)       (142)
       Net (increase) decrease in operating working
        capital, net of effects of business acquired          311       (2,178)     (1,897)
       (Increase) decrease in deposits
         and other assets                                      (3)          55         124
       Other                                                   77          108          84
                                                           ------       ------      ------
Net cash provided by operating activities                   1,151        1,122       1,090
                                                           ------       ------      ------

Cash flows from investing activities:
    Capital expenditures                                   (1,633)        (785)     (1,151)
    Acquisition of subsidiary, net of cash acquired          (113)         -           -
    Proceeds from sale of assets                              158           16         202
                                                           ------       ------      ------
Net cash used in investing activities                      (1,588)        (769)       (949)
                                                           ------       ------      ------

Cash flows from financing activities:
    Proceeds from (repayments of) bank
      lines of credit                                        (481)       3,074       1,366
    Proceeds from long-term debt                              -          2,000         -
    Payments of long-term debt                             (2,905)      (6,232)       (787)
    Proceeds from issuance of common stock, net             4,463          -         1,385
    Proceeds from exercise of stock options                   -            138          75
    Proceeds from foreign government grants                   -            123         605
    S Corporation dividends paid                              -           (529)       (600)
                                                           ------       ------      ------
Net cash provided by (used in)
 financing activities                                       1,077       (1,426)      2,044
                                                           ------       ------      ------

Effect of exchange rate changes on cash                       (56)          88          80
                                                           ------       ------      ------

Increase (decrease) in cash and cash equivalents              584         (985)      2,265

Cash and cash equivalents at beginning of year              4,413        5,398       3,133
                                                           ------       ------      ------

Cash and cash equivalents at end of year                 $  4,997     $  4,413    $  5,398
                                                           ======       ======      ======





See accompanying notes to consolidated financial statements.

                           SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         Consolidated Statements of Stockholders' Equity
                                 and Comprehensive Income (Loss)
                            Years ended June 30, 1999, 1998 and 1997
                               (In thousands except share amounts)

                                Common Stock                              Accumulated
                               --------------    Additional                  Other          Total
                                           Par     paid-in   Accumulated Comprehensive  stockholders'
                              Shares      value    capital     deficit   Income (Loss)     equity
                              ------      ------    -----      -------     -------         -------

Balance at June 30, 1996       1,314,756   $ 13    $27,660    $(22,000)   $(1,036)        $ 4,637

Net loss                             -        -         -         (868)       -              (868)
Translation adjustments              -        -         -          -          345             345
                                                                                            -----
  Comprehensive loss                 -        -         -          -          -              (523)
                                                                                            -----
Stock issued as debt
 placement fee                    17,667      -        442         -          -               442
Sale of common stock             100,000      1      1,384         -          -             1,385
Exercise of stock options
 and warrants                     14,732      -        298         -          -               298
S Corporation dividends and
 other equity transactions
 of pooled company                   -        -        210        (810)       -              (600)
                              ----------   ----     ------      ------      -----           -----
Balance at June 30, 1997       1,447,155     14     29,994     (23,678)      (691)          5,639

Net income                           -        -         -          493        -               493
Translation adjustments              -        -        -           -           41              41
                                                                                            -----
  Comprehensive income                                                                        534
                                                                                            -----
Conversion of debt of
  pooled company                 232,188      3      2,052         -          -             2,055
Stock issued as brokerage fee     10,000      -        138         -          -               138
Exercise of stock options
 and warrants                     15,063      -        183         -          -               183
Elimination of duplicate
  period of pooled company
  to conform year ends               -        -        -          (464)       -              (464)
S Corporation dividends and
 other equity transactions
 of pooled company                   -        -        116        (645)       -              (529)
                              ----------   ----     ------      ------      -----           -----
Balance at June 30, 1998       1,704,406     17     32,483     (24,294)      (650)          7,556

Net loss                             -        -        -        (2,495)       -            (2,495)
Translation adjustments              -        -        -           -         (228)           (228)
                                                                                            -----
  Comprehensive loss                                                                       (2,723)
                                                                                            -----
Sale of common stock             562,500      6      4,457         -          -             4,463
Other                                549      -          8         -          -                 8
                              ----------   ----    -------     -------     ------          ------
Balance at June 30, 1999       2,267,455   $ 23    $36,948    $(26,789)    $ (878)         $9,304
                              ==========   ====    =======     =======     ======          ======

See accompanying notes to consolidated financial statements.


                SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                Notes to Consolidated Financial Statements


Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

     SMTEK International, Inc. provides customized, integrated electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") in the computer, telecommunications, instrumentation, medical, industrial and aerospace industries. The Company also manufactures multilayer printed circuit boards ("PCBs") for use primarily in the computer, communications and instrumentation industries. The Company's EMS operations are located in Southern California, Florida and Northern Ireland. The Company's PCB facilities are located in Northern Ireland.

Accounting Period

     The Company utilizes a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 1999, 1998 and 1997, fell on July 2, July 3, and June 27, respectively. In these consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation, except where the context dictates a more specific reference to the actual year-end date. Fiscal 1998 consisted of 53 weeks compared to 52 weeks for the fiscal years 1999 and 1997.

     As more fully described Note 2, the Company's acquisition of Technetics, Inc. on January 29, 1999 was accounted for under the purchase method of accounting, and the operations of this facility have been included in the consolidated financial statements since the date of acquisition.

Cash Equivalents

     For financial reporting purposes, cash equivalents consist primarily of money market instruments and bank certificates of deposit that have original maturities of three months or less.

Fair Value of Financial Instruments

     As of June 30, 1999, the carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short maturity of those instruments. At June 30, 1999 and 1998, the carrying amount of long-term debt (including current portion thereof) was $9,195,000 and $8,400,000, respectively, and the fair value was $8,879,000 and $8,222,000, respectively. The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. All financial instruments are held for purposes other than trading.

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

Long-Lived Assets

     Property, equipment and improvements are stated at cost. Depreciation and amortization are computed on the straight-line method. The principal estimated useful lives are: buildings - 20 years; improvements - 10 to 18 years; and plant, office and other equipment - 3 to 7 years. Upon the retirement of assets, costs and the related accumulated depreciation are eliminated from the accounts and any gain or loss is included in income. Property, equipment and improvements acquired by the Company's foreign subsidiaries are recorded net of capital grants received from the Industrial Development Board for Northern Ireland.

     Goodwill represents the excess of acquisition cost over the fair value of net assets of a purchased business, and is being amortized over 5 to 15 years.

     The recoverability of long-lived assets is evaluated whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and if future undiscounted cash flows are believed insufficient to recover the remaining carrying value of the asset, the carrying value is written down to fair market value in the period the impairment is identified.

Revenue and Cost Recognition

     All of the Company's subsidiaries, except for its Thousand Oaks operating unit, recognize revenues and cost of sales upon shipment of products.

     The Thousand Oaks facility has historically generated a significant portion of its revenue through long-term contracts with suppliers of electronic components and products. Consequently, this operating unit uses the percentage of completion method to recognize revenues and cost of sales. Percentage of completion is determined on the basis of costs incurred to total estimated costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged to cost of goods sold. Other changes in contract price and estimates of costs and profits at completion are recognized prospectively. The asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed.

Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. In estimating future tax consequences, all expected future events other than enactments of changes in tax law or statutorily imposed rates are considered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets to their estimated realizable amount.

Reverse Stock Split

     On May 24, 1999, the Company effected a 1-for-20 reverse stock split of the Company's authorized and outstanding shares of Common Stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, the Company's authorized shares of Common Stock was reduced from 75,000,000 to 3,750,000. Par value of Common Stock did not change as a result of the Reverse Stock Split. Shareholders' equity has been restated to give retroactive application to the Reverse Stock Split in prior periods by reclassifying from Common Stock to additional paid in capital the par value of the eliminated shares arising from the Reverse Stock Split. In addition, all references in the financial statements and accompanying footnotes to the number of shares, per share amounts and stock option and warrant data of the Company's Common Stock have been restated.

Earnings (Loss) Per Share

     Basic earnings (loss) per share is computed by dividing net income
(loss) available to common stockholders by the weighted average number of common shares outstanding during the period in accordance with Financial Accounting Standards No. 128, "Earnings per Share". Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings (loss) of the entity. Diluted earnings (loss) per share is computed similarly to fully diluted earnings (loss) per share pursuant to Accounting Principles Board Opinion No. 15.

Comprehensive Income (Loss)

     The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. "Accumulated other comprehensive loss" presented on the accompanying consolidated balance sheets consists of foreign currency translation adjustments.

Foreign Currency Translation

     The financial statements of SMTEK's foreign subsidiaries have been translated into U.S. dollars from their functional currency, British pounds sterling, in the accompanying statements in accordance with Statement of
Financial Accounting Standards No. 52.   Balance sheet amounts have been
translated at the exchange rate on the balance sheet date and income statement amounts have been translated at average exchange rates in effect during the period. The net translation adjustment is recorded as a component of stockholders' equity.

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


Stock Based Compensation

     Prior to July 1, 1996, the Company accounted for its employee stock compensation plans in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded only if, on the date of grant, the current market price of the underlying stock exceeded the exercise price. On July 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for stock-based awards made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123.

Recent Accounting Pronouncements

     In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued, which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company will adopt SFAS 133, as amended by SFAS No. 137, in the first quarter of its fiscal year ending June 30, 2001. Management has not completed an evaluation of the effects this standard will have on the Company's consolidated financial statements.


Note 2 - ACQUISITIONS

Technetics, Inc. - Purchase Method

     On January 29, 1999, the Company acquired 100% of the outstanding stock of Technetics, Inc., a provider of electronics manufacturing services located in San Diego, California. The purchase price of $452,000 was paid in cash of $113,000 (net of cash acquired), including acquisition-related costs of $28,000, and a note payable of $148,000 bearing interest at 8.0% due in quarterly installments through July, 2002. The acquisition was accounted for using the purchase method of accounting. In accordance with Accounting Principles Board Opinion No. 16, the total investment made in Technetics, Inc. of $452,000 was allocated to the acquired net liabilities at their estimated fair values at the acquisition date, which resulted in the recognition of goodwill of $543,000. The goodwill arising from this transaction is being amortized over 15 years. The operations of this facility have been included in the consolidated financial statements since the date of acquisition.

     The following unaudited pro forma financial information presents the combined results of operations of SMTEK International, Inc. and Technetics, Inc. as if the acquisition had occurred as of the beginning of fiscal 1999 and fiscal 1998, after giving effect to certain adjustments, including amortization of goodwill and increased interest expense on debt related to the acquisition. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had SMTEK International and Technetics constituted a single entity during such periods.

                                 Year ended June 30
                               ----------------------
                                 1999          1998
                               -------       --------


     Net sales               $62,788,000    $61,342,000

     Net income (loss)       $(2,209,000)   $ 1,414,000

     Earnings (loss)
       per share             $     (1.59)   $       .97


Jolt - Pooling-of-Interests Method

     On June 30, 1998, the Company issued 450,000 shares of Common Stock in exchange for all of the outstanding shares of Jolt, a provider of electronics manufacturing services located in Fort Lauderdale, Florida. This acquisition was accounted for under the pooling-of-interests method of accounting.

      Prior to the combination, Jolt's fiscal year ended on December 31. In recording the pooling-of-interests combination, Jolt's financial statements for the twelve months ended June 30, 1998 were combined with SMTEK's financial statements for the same period. Jolt's financial statements for the years ended December 31, 1997 were combined with SMTEK's financial statements for the years ended June 30, 1997. An adjustment of $464,000 has been made to stockholders' equity as of June 30, 1998 to eliminate the effect of including Jolt's results of operations for the six months ended December 31, 1997 in both the fiscal years ended June 30, 1998 and June 30, 1997.

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


Note 3 - ACCOUNTS RECEIVABLE

     The components of accounts receivable are as follows (in thousands):

                                                June 30
                                         --------------------
                                         1999            1998
                                         ----            ----
Trade receivables                     $ 10,380         $  9,890
Other receivables                          382               63
Less allowance for doubtful
 accounts                                 (156)            (167)
                                        ------           ------

                                      $ 10,606          $ 9,786
                                        ======           ======


Note 4 - COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON
         UNCOMPLETED CONTRACTS

     Costs and estimated earnings in excess of billings on uncompleted contracts consists of revenue recognized under electronics assembly contracts which amounts were not billable at the balance sheet date. Essentially all of the unbilled amount is expected to be billed within 90 days of the balance sheet date. The components of costs and estimated earnings in excess of billings on uncompleted contracts are as follows (in thousands):

                                                June 30
                                         --------------------
                                         1999            1998
                                         ----            ----
Costs incurred on uncompleted
 contracts                             $26,421          $32,324
Estimated earnings                       2,663            5,802
                                        ------           ------
                                        29,084           38,126
Less:  Billings to date                (22,801)         (33,341)
                                        ------           ------

                                       $ 6,283          $ 4,785
                                        ======           ======



Note 5 - INVENTORIES

     Inventories consist of the following (in thousands):

                                              June 30
                                         ------------------
                                         1999          1998
                                         ----          ----
Raw materials                          $ 5,326        $2,014
Work in process                          1,408           643
Finished goods                             153           278
Less reserves                           (1,075)         (489)
                                         -----         -----

                                       $ 5,812        $2,446
                                        ======        ======

      In the fourth quarter of fiscal 1999, the Company recorded a provision of $487,000 for excess inventory.


Note 6 - FINANCING ARRANGEMENTS

Bank Credit Agreements

     At June 30, 1999, the Company had a working capital bank line of credit for its Thousand Oaks, California operating unit which provided for borrowings of up to $3,250,000 at an interest rate of prime (7.75% at June 30, 1999) plus 1.25%. At June 30, 1999, borrowings outstanding under this credit facility amounted to $3,225,000. This line was replaced in July 1999 by a new credit facility for the Company's domestic operating units which was entered into with Wells Fargo Bank. Borrowings under the new credit agreement bear interest at the bank's prime rate and the facility consists of an $8 million working capital line secured by accounts receivable, inventory and equipment. This credit facility expires on July 6, 2001.

     The Company also has a credit facility agreement with Ulster Bank Markets for its Northern Ireland operations. This agreement includes a working capital line of credit of 3,000,000 pounds sterling (approximately $4,740,000), and provides for interest on borrowings at the bank's base rate (6.68% at June 30, 1999) plus 1.50%. At June 30, 1999, borrowings outstanding under this credit facility amounted to $708,000. The credit facility agreement with Ulster Bank Markets expires July 31, 2000.

Notes Payable to Related Party

     The note payable to related party of $2,000,000 at June 30, 1998 was payable to Thomas M. Wheeler, the Company's largest stockholder. On May 21, 1999, the Company paid off the $2,000,000 note payable and accrued interest thereon of $302,000 from the proceeds of a $4.5 million private placement of common stock to Mr. Wheeler.




Other Long-Term Debt

     Other long-term debt consists of the following (in thousands):


                                                              June 30
                                                        ------------------
                                                        1999          1998
                                                        ----          ----
Mortgage notes secured by real property at the
 Northern Ireland operations, with interest at
 variable rates (6.63% at June 30, 1999),
 payable in semiannual installments through 2009       $ 1,093     $ 1,214

Notes payable secured by equipment, interest
 at 7.95% to 10.9%, payable in monthly
 installments through June 2010                          1,551         951

Capitalized lease obligations (Note 10)                  3,406       1,215

8-1/2% Convertible Subordinated Debentures, due 2008,
 interest payable semi-annually and convertible at
 holders' option at a price of $212.50 per share at
 any time prior to maturity                              1,580       1,580

7% Convertible Subordinated Debentures, due
 May 15, 2001, interest payable semi-annually and
 convertible at holders' option at a conversion price
 of $40.00 per share at any time prior to maturity         375         398

Obligations to former officers, employees and directors
  under consulting and deferred fee agreements             927         859

Other                                                      263         183
                                                        ------      ------
                                                         9,195       6,400
Less current maturities                                  2,042       1,214
                                                        ------      ------
                                                       $ 7,153     $ 5,186
                                                        ======      ======


     At June 30, 1999, one of the notes payable secured by equipment was further collateralized by an irrevocable standby letter of credit, which in turn is secured by the Company's restricted cash deposit of $167,000. This amount is included in deposits and other assets in the accompanying consolidated balance sheets at June 30, 1999 and 1998.

     The aggregate amounts of minimum maturities of other long-term debt for the indicated fiscal years (other than capitalized lease obligations, as described in Note 10) are as follows: 2000 - $1,063,000; 2001 - $876,000;
2002 - $378,000; 2003 - $318,000; 2004 - $244,000; and thereafter -
$2,910,000.

     In March 1996, the Company entered into a settlement agreement with certain of its former officers, key employees and directors (the "Participants") to restructure its outstanding obligations under several consulting programs and deferred fee arrangements which had provided for payments to the Participants after their retirement from the Company or from its Board of Directors. Under terms of the settlement, the Participants agreed to relinquish all future payments due them under these consulting programs and deferred fee arrangements in return for an aggregate of 29,793 common stock purchase warrants, Series G. The Company is obligated to pay the Participants $50.00 for each warrant which remained unexercised on the June 1, 1998 warrant expiration date, payable in semiannual installments over two to ten years. The Company has recorded a liability for the present value of these future payments, which amounted to $904,000 and $836,000 at June 30, 1999 and 1998, respectively.


Note 7 - INCOME TAXES

     In connection with the filing of its federal income tax returns for fiscal year 1995, the Company filed for a refund to carry back losses described in Section 172(f) of the Internal Revenue Code of 1986, as amended (the "IRC"). Section 172(f) of the IRC provides for a ten year net operating loss carryback for specific losses attributable to (1) a product liability or (2) a liability arising under a federal or state law or out of any tort if the act giving rise to such liability occurs at least three years before the beginning of the taxable year. As a result of these refund filings, in September and October 1995 the Company received federal income tax refunds totaling $1,871,000, net of costs associated with applying for such refunds, and recognized an income tax benefit of $1,110,000 in the quarter ended December 31, 1995. The balance of the net refunds received, $761,000, was recorded as income taxes payable, pending resolution by the IRS of the appropriateness and the amount of the 172(f) carryback.

      Beginning in May 1997, the Company came under IRS audit with respect to such refund claims. In September 1998, the Company received tax deficiency notices from the IRS in which the IRS advised the Company that it was disallowing substantially all of the tax refunds received by the Company in 1995 which had been recorded as an income tax benefit. In January 1999, the Company filed a protest letter with the IRS to appeal the disallowance. Subsequent to filing the protest letter, the U.S. Tax Court upheld the disallowance of refund claims made by another taxpayer involving Section 172(f) issues similar to those on which the Company had based certain of its refund claims. The Company can give no assurance that it will prevail in its appeal, and in light of the recent Tax Court ruling, the Company determined that it is appropriate to establish a full reserve for the contested tax refund amounts and interest thereon. Accordingly, in the fourth quarter of fiscal 1999 the Company recorded income tax expense of $1,110,000 plus accrued interest expense of $725,000.

    In connection with the IRS audit, and the subsequent internal review by the Company, the Company determined that the net refund of $761,000 which had been received in 1995, and which was recorded as income taxes payable upon receipt, needed to be returned to the IRS. Accordingly, on July 30, 1999, the Company repaid this amount to the IRS plus accrued interest of $272,000. After giving effect to this July 1999 repayment, the Company's remaining recorded federal tax liability is $1,110,000, and accrued interest thereon is approximately $450,000.

     Income tax expense for fiscal 1999 consists of federal current income tax expense of $1,110,000 as described above and state current income tax expense of $92,000.


     Temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities relate to the following (in thousands):
                                                          June 30
                                                   ---------------------
                                                   1999             1998
                                                   ----             ----
Deferred tax assets:
  Accrued employee benefits                     $   512          $   409
  Reserves and allowances                           622              508
  Domestic net operating loss carryforwards      14,171           14,195
  Foreign net operating loss carryforwards        3,422            3,582
  Other                                              47               64
                                                 ------           ------
Total deferred tax assets                        18,774           18,758

Deferred tax liabilities:
  Depreciation                                    (132)             (120)
                                                 ------           ------
  Net deferred tax assets before allowance       18,642           18,638
  Less valuation allowance                      (18,642)         (18,638)
                                                 ------           ------
Net deferred tax assets after allowance         $   -            $   -
                                                 ======           ======

     In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that some portion or all of the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future domestic and foreign taxable income of approximately $38,000,000 and $9,800,000, respectively, prior to the expiration of the net operating loss carryforwards. Based on the level of historical losses, management believes that it is not more likely than not that the deferred tax assets will be realized, and therefore, has recorded a 100% valuation allowance to offset the assets. The valuation allowance was $18,642,000 and $18,638,000 as of June 30, 1999 and 1998, respectively. The net change in the total valuation allowance for the years ended June 30, 1999 and 1998 was an increase (decrease) of $4,000 and ($339,000), respectively.



     The provision for income taxes differs from an amount computed using the statutory federal income tax rate as follows (in thousands):

                                              Year ended June 30
                                          ---------------------------
                                          1999       1998        1997
                                          ----       ----        ----
Federal tax expense computed
  at statutory rate                     $ (440)   $   168     $  (293)
State income tax, net of Federal
 benefit                                    61         -           -
Reversal of fiscal 1996 income
 tax benefit                             1,110         -           -
Untaxed S Corporation earnings              -        (377)       (275)
Amortization of goodwill                   437        431         431
Non-deductible acquisition expenses         -         159          -
Net change in valuation allowance            4       (339)        132
Other                                       30        (42)          5
                                         -----      -----       -----
Income tax expense                      $1,202     $   -      $    -
                                         =====      =====       =====

      As of June 30, 1999, the Company has U.S. federal net operating loss ("NOL") carryforwards of $37,900,000, expiring in 2004 through 2018, and state NOL carryforwards of $26,600,000, expiring in 2000 through 2012. The NOL carryforward for federal alternative minimum tax purposes is approximately $23,000,000.

     The Company's ability to use its NOL carryforwards to offset future taxable income may be subject to annual limitations due to certain substantial stock ownership changes which have occurred in the current and prior years. The Company maintains an ongoing analysis to determine if the future utilization of the NOLs will be limited due to these ownership changes.

     Income of the Company's Northern Ireland subsidiaries is sheltered by operating loss carryforwards for United Kingdom income tax purposes (the "U.K. NOL"). The income tax benefit from the U.K. NOL was $60,000, $322,000 and $244,000 in fiscal 1999, 1998, and 1997, respectively, and has been treated as a reduction in the provision for income taxes. At June 30, 1999, the U.K. NOL amounted to approximately $9,776,000. Substantially all of these net operating losses from prior years can be carried forward by the Company's Northern Ireland subsidiaries for an indefinite period of time to reduce future taxable income.

     Pretax income (loss) from foreign operations for fiscal 1999, 1998 and 1997 was $385,000, $1,480,000, and $772,000, respectively. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings to the U.S. parent company. On remittance, the United Kingdom imposes withholding taxes that would then be available for use as a credit against the U.S. tax liability, if any, subject to certain limitations.

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

                                            Year ended June 30
                                            ------------------
                                              1998      1997
                                              ----      ----
Net income (loss) before pro forma
  adjustments, per consolidated
  statements of operations                   $ 493     $ (868)
Pro forma provision for income taxes            61         45
                                             -----     ------
Pro forma net income (loss)                  $ 432     $ (913)
                                             =====     ======


Note 8 - STOCKHOLDERS' EQUITY

Sales of Common Stock

     In May 1999, the Company sold 562,500 shares of common stock to Thomas
M. Wheeler, the Company's largest shareholder, for an aggregate price $4,500,000. Costs of this issuance were $37,000.

     In June 1997, the Company sold 100,000 shares of common stock to various investors, generating proceeds of $1,385,000, which is net of issuance costs of $115,000.

Common Stock Issued as Brokerage Fee

     In June 1998, 10,000 shares of common stock were issued as a brokerage fee in conjunction with the closing of the acquisition of Jolt. The ascribed value of the 10,000 shares of $138,000 is included in acquisition expenses in the accompanying 1998 consolidated statement of operations.

Common Stock Issued as Debt Placement Fee

     In June 1997, 17,667 shares of common stock were issued as a debt placement fee. The ascribed value of the 17,667 shares of $442,000 was expensed in June 1997 and is included in fiscal 1997 debt issue cost amortization expense in the accompanying consolidated statement of operations.

Stock Option Plans

     The Company has in effect several stock-based plans under which non-qualified and incentive stock options and restricted stock awards have been granted to employees and directors. Subject to the discretion of the Board of Directors (the "Board"), employee stock options generally become exercisable over a period of two to three years as determined by the Board, and generally have a 10-year term when granted.

     The exercise price of all incentive stock options must be equal to or greater than the market value of the shares on the date of grant. The exercise price of non-statutory stock options must be at least 85% of the market value of the common stock on the date of grant.

     In November 1998, following stockholder approval, the Company adopted a stock plan for non-employee directors. Under this plan, each eligible director will receive shares of Common Stock of the Company valued at $500 to $1,000 for attendance at each meeting of the Board and its committees.
In fiscal 1999, the Company recorded expense of $8,000 related to the issuance of stock for attendance at such meetings. Additionally, annually on July 1 each non-employee director is granted a non-statutory stock option to purchase 1,500 shares of common stock at an exercise price equal to the market price at the date of grant. In fiscal 1999 and 1998, options to purchase a total of 8,872 and 4,500 shares, respectively, were granted to the Company's non-employee directors at exercise prices ranging from $6.50 to $10.00 in 1999 and $16.25 to $21.25 in 1998.


     Activity under the employee and non-employee director stock option plans for fiscal years 1999, 1998 and 1997 was as follows:

                                                        Weighted average
                                                         exercise price
                                        Shares              per share
                                        ------              ---------

Shares under option, June 30, 1996        81,665             $27.40

Granted                                   92,638              24.60
Expired or canceled                      (56,953)             33.20
Exercised                                 (7,500)             10.00
                                        --------
Shares under option, June 30, 1997       109,850             $23.20

Granted                                   30,560              17.00
Expired or canceled                       (9,293)             20.80
Exercised                                (13,723)             10.00
                                        --------
Shares under option, June 30, 1998       117,394             $23.40

Granted                                  130,766               9.40
Expired or canceled                     (114,969)             23.02
                                        --------
Shares under option, June 30, 1999       133,191             $ 9.89
                                        ========              =====

     In November 1998, pursuant to resolutions of the Board, 112,894 options with exercise prices of $10.00 to $32.50 were canceled and were replaced by new options for the same number of shares at an exercise price of $10.00, the then market value of the common stock.

     In fiscal 1997, pursuant to resolutions of the Board, 38,116 options with exercise prices of $32.50 to $97.50 were canceled and were replaced by new options for the same number of shares at an exercise price of $25.00, the then market value of the common stock.



    The following table summarizes information about shares under option at June 30, 1999:

                            Outstanding                     Exercisable
             -------------------------------------    -----------------------
                             Weighted
                             average       Weighted                  Weighted
 Range of                    remaining     average                   average
 exercise       Options     contractual    exercise     Options      exercise
 prices      outstanding       life         price     exercisable     price
---------      ---------      ---------    ---------   ---------     --------
$ 6.50- 8.13      20,935       9.7 years     $ 7.24         7,040     $ 6.74
 10.00           107,756       9.4            10.00        42,862      10.00
 16.25- 21.25      4,500       8.5            19.58         4,500      19.58
                --------                                  -------
                 133,191                      $9.89        54,402     $10.37
                ========                                  =======

     At June 30, 1999, under the employee and non-employee director stock option plans there were 11,000 and 40,000 shares, respectively, available for future grants.


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

                                          Year ended June 30
                                --------------------------------------
                                  1999          1998            1997
                                -------        -------          ------
Net income (loss):
  As reported                 $(2,495,000)    $  493,000   $  (868,000)
  Pro forma                   $(3,047,000)    $ ( 28,000)  $(1,441,000)

Earnings (loss) per share:
  As reported                    $(1.41)         $ 0.34       $(0.63)
  Pro forma                      $(1.72)         $(0.02)      $(1.05)


     For purposes of this pro forma disclosure, the "fair value" of each option and warrant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1999, 1998 and 1997: dividend yield of 0.0% percent for all years; expected volatility of 55%, 65% and 68% for 1999, 1998 and 1997, respectively; risk-free interest rates ranging from 4.1% to 5.7% for 1999, 5.4% to 6.3% for 1998, and 6.1% to 6.8% for 1997; and expected lives of five years for all years.

     The weighted average fair value of options granted during the years ended June 30, 1999, 1998 and 1997 was $9.40, $10.13 and $15.28,
respectively.

Preferred Stock Purchase Rights

     At June 30, 1998, 1,000 preferred stock purchase rights were outstanding and exercisable in the event that 20% or more of the Company's outstanding common stock was acquired without prior approval from the Company. The preferred stock purchase rights expired unexercised in June 1999.

Warrants

      During fiscal 1996, the Company issued common stock purchase warrants Series C, D, E, G and H. The provisions and activity of these warrants are as follows. Unless otherwise specified, the exchange ratio of these warrants into common stock is 1-to-1.

   1. Series C warrants covering an aggregate of 22,750 shares were issued to four parties, including an investment banking firm, for consulting and financial advisory services. These warrants are exercisable at $70.00 per share until the warrant expiration date on June 30, 2000. These warrants had no intrinsic value on the date of grant.

   2. Series D warrants covering 2,500 shares were issued to the Company's former legal counsel as partial consideration for legal services rendered. These warrants are exercisable at $50.00 per share until the warrant expiration date on June 30, 2000. The warrants had no intrinsic value on the date of grant.

   3. In connection with the issuance of certain debt in fiscal 1996, 1,500,000 Series E warrants were issued to an investment banking firm which served as the placement agent for this debt. The exchange ratio of warrants to common stock shares is 20-to-1. The Series E warrants are exercisable until their expiration on February 28, 2001, and provided for an original exercise price of $50.00 per share, subject to adjustment in the event the Company issues new common stock at an effective price less than the effective exercise price on the Series E warrants. The effective exercise price on the Series E warrants was $30.20 per share as of June 30, 1999. The warrants had no intrinsic value on the date of grant.


   4. As further described in Note 6, the Series G warrants covering an aggregate of 29,793 shares were issued in March 1996 to certain former officers, key employees and directors of the Company. During fiscal 1998 and 1997, 1,340 and 7,232 Series G warrants, respectively, were exercised. The remaining unexercised Series G warrants expired on June 1, 1998.

   5. Series H warrants covering an aggregate 15,000 shares were issued to the Company's non-employee directors who served on the Company's board without other compensation during the period from May 31, 1995 to June 30, 1996. The Series H warrants are exercisable at $50.00 per share until the warrant expiration date on June 30, 2000. There was no intrinsic value related to the warrants on the date of grant.


Note 9 - OTHER FINANCIAL INFORMATION

Earnings (Loss) Per Share

     Because the Company reported a net loss for the years ended June 30, 1999 and 1997, the amount of shares used in computing diluted earnings per share for these years is equal to the weighted average number of common shares outstanding for the period, and excludes the dilutive effect of options, warrants and convertible securities.

     A reconciliation of the numerator and denominator used in the computation of fiscal 1998 diluted earnings per share follows:

                                                   Year ended
                                                    June 30,
                                                      1998
                                                     ------
   NUMERATOR:
Net income                                        $   493,000
Add back net interest related to
  convertible subordinated debentures                 134,000
                                                   ----------
Net income for diluted earnings computation       $   627,000
                                                   ==========
   DENOMINATOR:
Weighted average number of common
  shares outstanding                                1,451,323
Assumed exercise of options and warrants
  net of shares assumed reacquired under
  treasury stock method                                 5,325
Assumed conversion of convertible
  subordinated debentures                              15,510
                                                    ---------
Total diluted shares                                1,472,158
                                                    =========

     During the years ended June 30, 1999, 1998 and 1997, options and warrants to purchase 248,441, 232,644 and 247,661 shares of common stock, respectively, at prices ranging from $6.50 to $70.00 for fiscal 1999, $15.00 to $70.00 for fiscal 1998, and $10.00 to $45.00 for fiscal
1997 were outstanding, but were not included in the computation of diluted earnings per share because the option and warrant exercise prices were greater than the average market price of the common shares, and would therefore be antidilutive.



Information Relating to Consolidated Statements of Cash Flows

     "Net cash provided by operating activities" includes cash payments for interest and income taxes as follows (in thousands):

                                                 Year ended June 30
                                             ---------------------------
                                             1999        1998       1997
                                             ----        ----       ----

  Interest paid                           $ 1,025      $ 1,218    $ 1,081
  Income taxes paid                            25          -          -


     "Net (increase) decrease in operating working capital, net of effects of business acquired" consists of the following (in thousands):

                                                 Year ended June 30
                                             ---------------------------
                                             1999        1998       1997
                                             ----        ----       ----

Increase in accounts receivable            $  (412)    $  (333)   $(3,807)
Increase in costs and estimated
  earnings in excess of billings
  on uncompleted contracts                  (1,498)     (1,624)      (135)
(Increase) decrease in inventories          (3,088)        846        993
(Increase) decrease in prepaid expenses        (44)         36        181
Increase (decrease)in accounts payable       3,977      (1,234)     1,220
Increase (decrease)in accrued payroll
  and employee benefits                        (28)         74        328
Increase (decrease) in other
  accrued liabilities                        1,404          57       (677)
                                            ------      ------     ------
Net (increase) decrease                    $   311     $(2,178)   $(1,897)
                                            ======      ======     ======


     Following is the supplemental schedule of non-cash investing and financing activities (in thousands):
                                                  Year ended June 30
                                              --------------------------
                                              1999       1998       1997
                                              ----       ----       ----

Capital expenditures financed by lease
  obligations and notes payable             $ 1,793    $  639    $1,221
Conversion of debt to equity                     -      2,100       223
Notes payable issued as partial
  consideration for purchase of
  Technetics, Inc.                              148        -         -
Common stock issued as debt placement fee        -         -        442





Other Accrued Liabilities

     Other accrued liabilities consist of the following (in thousands):

                                             June 30
                                        ------------------
                                        1999          1998
                                        ----          ----

Environmental liabilities             $  465        $  528
Other                                    913           852
                                      ------        ------
                                      $1,378        $1,380
                                      ======        ======

Valuation and Qualifying Accounts and Reserves

     Following is the Company's schedule of valuation and qualifying accounts and reserves for the last three years (in thousands):

                                   Beginning
                      Balance at   Balance,  Charged to            Balance
                      beginning    Acquired  costs and             at end
                      of period    Company   expenses  Deductions  of period
                      ---------   ---------  --------  ----------  ---------
Allowance for doubtful accounts:
-------------------------------
    Fiscal 1997          $137     $   -        $ 74      $ (48)     $  163
    Fiscal 1998           163         -          57        (53)        167
    Fiscal 1999           167        13          71        (95)        156

Inventory reserves:
------------------
    Fiscal 1997          $248     $   -        $443      $(199)     $  492
    Fiscal 1998           492         -         386       (389)        489
    Fiscal 1999           489       239         711       (364)      1,075




Note 10 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

     Future minimum lease payments at June 30, 1999 were as follows (in thousands):

                                  Capital     Operating
                                  leases       leases
                                  ------       ------
Fiscal 2000                       $1,090      $  575
Fiscal 2001                        1,011         168
Fiscal 2002                          787         138
Fiscal 2003                          467         129
Fiscal 2004                          253         123
Thereafter                            -           67
                                   -----      ------
Total                              3,608      $1,200
                                              ======
Less:  Interest                     (202)
                                   -----
Present value of minimum
 lease payments                   $3,406
                                  ======


     The capitalized cost of the related assets (primarily plant equipment), which are pledged as security under the capital leases, was $5,390,000 and $1,483,000 at June 30, 1999 and 1998, respectively. Accumulated amortization on assets under capital leases amounted to $1,803,000 and $447,000 at June 30, 1999 and 1998, respectively.

     Rental expense for operating leases amounted to $680,000, $524,000 and $489,000 for fiscal 1999, 1998 and 1997, respectively.


Government Grants

     Pursuant to government grant agreements with the Industrial Development Board for Northern Ireland ("IDB"), the Company's subsidiary, DDL Electronics Limited ("DDL-E"), has been reimbursed for a portion of qualifying capital expenditures and for certain employment and interest costs. Approximately $128,000 of the government grants received by DDL-E are subject to repayment in the event that DDL-E ceases business, permanently discontinues production, or fails to pay to the IDB any amounts due under its mortgage note payable (Note 6). Management does not expect that the Company will be required to repay any grants under these provisions.

Foreign Currency Exposure

     The Company's investment in its Northern Ireland subsidiaries is represented by operating assets and liabilities denominated in these subsidiaries' functional currency of British pounds sterling. In addition, in the normal course of business these operating units enter into transactions denominated in European currencies other than British pounds sterling. As a result, the Company is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. The Company uses a variety of strategies, including foreign currency forward contracts and internal hedging in an effort to minimize or eliminate foreign currency exchange rate risk associated with substantially all of its foreign currency transactions. Gains and losses on these hedging transactions, which were immaterial for 1999, 1998 and 1997, are generally recorded in earnings in the same period as they are realized, which is usually in the same period as the underlying or originating transactions. The Company does not enter into speculative foreign currency transactions. At June 30, 1999, the Company did not have any open foreign currency forward contracts.

Environmental Matters

     The Company is currently involved in certain remediation and investigative studies regarding soil and groundwater contamination at the site of a former printed circuit board manufacturing plant in Anaheim, California which was leased by one of the Company's former subsidiaries, Aeroscientific Corp. Under the terms of a cost sharing agreement entered into several years ago, the remaining costs to be incurred to remediate this site will be borne on a 50-50 basis between the Company and the property owner. At June 30, 1999, the Company had a reserve of $465,000 for future remediation costs. Management, based in part on consultations with outside environmental engineers and scientists, believes that this reserve is adequate to cover its share of future remediation costs at this site. It is possible, however, that these future remediation costs could differ significantly from the estimates, and that the Company's portion could exceed the amount of its reserve. The Company's liability for remediation in excess of its reserve could have a material adverse impact on its business, financial condition and results of operations.




Note 11 - BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     The Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" during the fourth quarter of fiscal 1999. SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or chief decision making group, in deciding how to allocate resources and in assessing performance. The Company operates and is managed internally by two business segments -- electronics manufacturing services and printed circuit board fabrication. A summary of the Company's operations by segment follows (in thousands):

                                              Year ended June 30
                                        ------------------------------
                                        1999         1998         1997
                                        ----         ----         ----
Revenues from external customers:
  Electronics Manufacturing Services  $51,175      $44,690      $41,335
  Printed Circuit Boards                8,317        8,575       10,305
                                       ------       ------       ------
                                      $59,492      $53,265      $51,640
                                       ======       ======       ======

Intersegment sales:
  Printed Circuit Boards              $   590      $   894      $   822
                                       ======       ======       ======

Operating income (loss):
  Electronics Manufacturing Services  $   390      $ 1,886      $   988
  Printed Circuit Boards                  112          677          589
  General Corporate                      (479)        (409)        (541)
  Acquisition expenses                     -          (609)          -
                                       ------       ------       ------
                                      $    23      $ 1,545      $ 1,036
                                       ======       ======       ======

Depreciation and amortization:
  Electronics Manufacturing Services  $ 2,653      $ 2,482      $ 2,353
  Printed Circuit Boards                  755          579          498
  General Corporate                        10            6          938
                                       ------       ------       ------
                                      $ 3,418      $ 3,067      $ 3,789
                                       ======       ======       ======




     The Company's external sales and long-lived assets net of accumulated depreciation by geographic area are as follows (in thousands):


                                              Year ended June 30
                                        ------------------------------
                                        1999         1998         1997
                                        ----         ----         ----
Revenues:
  United States                       $34,247      $23,029      $21,891
  Northern Ireland                     25,245       30,236       29,749
                                       ------       ------       ------
     Total                            $59,492      $53,265      $51,640
                                       ======       ======       ======

Long-lived assets:
  United States                       $ 3,468      $ 2,773
  Northern Ireland                      5,430        4,102
                                       ------       ------
     Total                            $ 8,898      $ 6,875
                                       ======       ======

     The Company's Electronics Manufacturing Services segment had sales to one customer which accounted for 18.2% of revenues in fiscal 1999, sales to three customers which accounted for 19.9%, 13.8% and 13.8% of revenues in fiscal 1998, and sales to two customers which accounted for 17.8% and 15.7% of revenues in fiscal 1997.


Note 12 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Following is a summary of the quarterly results of operations (in thousands except per share amounts):

                                         Quarter ended
                    ------------------------------------------------------
                     Sep 30      Dec 31     Mar 31      Jun 30      Total
                    --------    -------    -------     -------     -------
Fiscal 1999
  Revenues           $14,065    $15,568    $14,524     $15,335      $59,492

  Net income (loss)  $   232    $   207    $    80     $(3,014)(A)  $(2,495)

  Basic earnings
   (loss) per share  $  0.14    $  0.12    $  0.05     $ (1.53)     $ (1.41)


Fiscal 1998
  Revenues           $13,413    $12,820    $13,600     $13,432      $53,265

  Net income (loss)  $   301     $  398    $   291     $  (497)(B)  $   493

  Basic earnings
   (loss) per share  $  0.21     $ 0.27    $  0.20     $ (0.34)     $  0.34


(A)  Included in the net loss of for the three months ended June 30, 1999 is
     (i) income tax expense of $1,110,000 to provide for the expected repayment to the Internal Revenue Service of tax refunds that were received in fiscal 1996 which were substantially disallowed in fiscal 1999, and accrued interest thereon of $725,000, as further described in
     Note 7 herein, and (ii) a provision of $487,000 for excess inventory.

(B) Included in the net loss for the three months ended June 30, 1998 are acquisition expenses of $609,000 related to the acquisition of Jolt on June 30, 1998, as discussed in Note 2.



                 SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                     Market and Dividend Information



     The Company's common shares are traded on Nasdaq Small Cap Market (ticker symbol "SMTI") and the Pacific Exchange (ticker symbol "SMK"). The Company transferred its common stock listing from the New York Stock Exchange to Nasdaq effective July 1, 1999. The high and low closing sales prices for the common stock for the last two fiscal years, as reported on the composite tape, are set forth in the following table.

                              Fiscal 1999           Fiscal 1998
                             -------------        ---------------
                             High     Low         High       Low
                             -----   -----        -----    ------
1st Quarter                 $16.25   $7.50       $23.75    $16.25

2nd Quarter                  13.75    8.13        20.00     13.75

3rd Quarter                  11.25    6.25        16.25     12.50

4th Quarter                  11.56    5.63        17.50     12.50


     There were approximately 1,300 stockholders of record at October 7, 1999.

     The Company suspended dividend payments in 1989. A resumption of dividend payments is not anticipated in the foreseeable future.

                           Form 10-K Annual Report

     A copy of the Annual Report on Form 10-K (without exhibits) may be obtained free of charge upon written request to SMTEK International, Inc., 2151 Anchor Court, Thousand Oaks, California 91320 attention: Secretary.






                 SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES

               DIRECTORS, EXECUTIVE OFFICERS, OPERATING UNITS
                      AND OTHER CORPORATE INFORMATION





DIRECTORS                            EXECUTIVE OFFICERS
James P. Burgess                     Gregory L. Horton
Vice President                       President and Chief Executive Officer
Trilogy Marketing Inc.
Naples, Florida                      Richard K. Vitelle
                                     Vice President - Finance and
Gregory L. Horton                    Administration, Chief Financial Officer,
Chairman of the Board,               Treasurer and Secretary
President and Chief
Executive Officer                    George R. Weatherford
SMTEK International, Inc.            Vice President - Operations

Bruce E. Kanter                      OPERATING UNITS
Management Consultant                SMTEK, Inc.
Thousand Oaks, California            Thousand Oaks, California

Oscar B. Marx, III                   Jolt Technology, Inc.
President and CEO,                   Fort Lauderdale, Florida
TMW Enterprises, Inc.
Troy, Michigan                       Technetics, Inc.
                                     (dba SMTEK San Diego)
                                     San Diego, California

                                     DDL Electronics Limited
                                     Craigavon, Northern Ireland
                                     United Kingdom
TRANSFER AGENT & REGISTRAR
American Stock Transfer &            Irlandus Circuits Limited
 Trust Company                       Craigavon, Northern Ireland
40 Wall Street                       United Kingdom
New York, New York  10005


INDEPENDENT AUDITORS                 LEGAL COUNSEL
KPMG LLP                             Gibson, Dunn & Crutcher LLP
Los Angeles, California              Irvine, California


INVESTOR RELATIONS COUNSEL
Foley/Freisleben LLC
Los Angeles, California