Form 10-K, Exhibit 13
period 2000-06-30
SMTEK INTERNATIONAL INC
filed 2000-08-28
CIK 26987

EXHIBIT 13
                                                 ANNUAL REPORT TO STOCKHOLDERS


                  SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                             FINANCIAL HIGHLIGHTS
                   (In thousands except per share amounts)


                                          Year Ended June 30,
                           ------------------------------------------------
                             2000      1999      1998      1997      1996
                           --------  --------  --------  --------  --------
Revenues                   $70,252   $51,175   $44,690   $41,336   $24,600

Operating income (loss)    $   820   $   (89)  $   857   $   397   $  (532)

Loss from continuing
  operations before
  income taxes             $  (134)  $(1,632)  $  (285)  $(1,571)  $(1,532)

Income tax (expense)
  benefit                  $  (100)  $(1,202)  $   -     $   -     $ 1,110

Loss from continuing
  operations               $  (234)  $(2,834)  $  (285)  $(1,571)  $  (422)

Income from discontinued
  operations               $   254   $   339   $   778   $   703   $   155

Loss on sale of
  discontinued operations  $  (661)  $   -     $   -     $   -     $   -

Extraordinary item         $   -     $   -     $   -     $   -     $ 2,356

Net income (loss)          $  (641)  $(2,495)  $   493   $  (868)  $ 2,089

Earnings (loss)
  per common share         $ (0.28)  $ (1.41)  $  0.34   $ (0.63)  $  1.85






DESCRIPTION OF BUSINESS

     SMTEK International, Inc. (the "Company") is an electronics manufacturing services ("EMS") provider to original equipment manufacturers ("OEMs") primarily in the computer, telecommunications, instrumentation, medical, financial services automation, industrial and aerospace industries. The Company provides integrated solutions to OEMs across the entire product life cycle, from design to manufacturing to end-of-life services, for the worldwide low-to-medium volume, high complexity segment of the EMS industry. The Company's operating units are located in Thousand Oaks, California; San Diego, California; Fort Lauderdale, Florida; and Craigavon, Northern Ireland.




PRESIDENT'S LETTER TO STOCKHOLDERS

DEAR FELLOW STOCKHOLDERS:

     We entered fiscal 2000 uncertain of how the Company would fare under the difficult market conditions which began in the previous year and which had adversely affected our Company as well as many companies within our industry. I am proud to say that we not only met those market challenges head-on with a very focused strategy, but we grew the Company's revenues by 37% to $70.3 million, up from $51.2 million in the year before. Our reputation for high quality, strong customer service and the ability to develop and produce complex electronic products has attracted new business from customers who have not been satisfied by other manufacturers. Our backlog of firm orders at June 30, 2000 was $53.4 million, up 38% from $38.7 million at the close of fiscal 1999. The strong bookings have continued into our new fiscal year 2001. We therefore expect a significant increase in revenue in fiscal 2001, although supply-chain difficulties could dampen revenue for at least the first quarter of fiscal 2001.

STRATEGIC TRANSACTIONS AND SHARPENED OPERATING FOCUS

     Since June 1998 we have acquired two companies and divested one. During fiscal 2000 we focused our efforts on building infrastructure to support additional acquisitions while at the same time refining our operating performance in our existing operations. We anticipated that our rapid growth and the capital investment required in our existing operations would create the need for additional cash. In fiscal 2000, we sold our subsidiary Irlandus Circuits Ltd., ("Irlandus") located in Northern Ireland, for approximately $4.5 million. Irlandus was our only remaining printed circuit board fabrication company and its divestiture allows us to focus on our core competency of electronics manufacturing services ("EMS").

STRONG FOURTH QUARTER RESULTS

     We were pleased to close fiscal 2000 on a strong note. Fourth quarter revenues advanced by 63% to $21.4 million from $13.1 million one year earlier. Net income for the quarter totaled $161,000, equal to $0.07 per share, compared with a net loss of $3.0 million in the same period last year. The prior year fourth quarter loss reflected special charges of $1.8 million related to an income tax assessment and $487,000 for increased inventory reserves. All of our operating units were profitable in the fourth quarter of fiscal 2000, and in particular, results were powered by strong performance from our two Southern California operations.

     In the past 18 months the market conditions were devastating to the EMS industry in Europe. Our Northern Ireland EMS operation sustained heavy losses in the first three quarters of fiscal 2000. With new management, this operation has since rebounded nicely and was back in the black in the fourth quarter of fiscal 2000. The losses in Northern Ireland in the first three quarters, however, partially masked the strong operating performance exhibited by our domestic subsidiaries.


PERSPECTIVE ON FINANCIAL RESULTS

     As previously stated, revenues for the year ended June 30, 2000 grew 37% to $70.3 million, up from $51.2 million in the prior year. The revenue increase was driven by robust demand for the high-mix and high-complexity electronics manufacturing services at our two Southern California companies. This rapid sales growth was due to ramp-up of a number of existing and new accounts in our Thousand Oaks operation and the new customer base which we established at our San Diego facility, which we acquired last year.

     Gross profit for the year totaled $7.9 million, up 20% from $6.6 million in fiscal 1999. While our gross profit percentage has decreased to 11.3% from 12.8% as a result of our ramp-up in sales and a change in business mix, it is still higher than the weighted average 8% gross profit percentage of the other public EMS companies.

     Due to increased revenue in fiscal 2000, our administrative and selling expenses decreased sharply as a percent of sales, dipping to 8.2%, from 10.5% of sales one year ago. The Company posted a positive swing of over $900,000 in operating income, which rose to $820,000 from a deficit of $89,000 in the year before.

     Net loss for fiscal 2000 was $641,000, or $0.28 per share after giving effect to a loss on the sale of Irlandus of $661,000. Excluding the non-recurring charge associated with the sale, net income was $20,000, or $0.01 per share. Although far from satisfactory, this result represents an improvement from fiscal 1999, in which the Company experienced a net loss of $660,000, or $0.37 per share, excluding non-recurring tax-related charges.

GROWTH AND PROFITS IN SAN DIEGO

     Our management team at the San Diego facility has achieved significant progress over the past eighteen months in turning around this newly acquired, but under-booked, operation. The San Diego facility was operating in the red at the time of acquisition and it is now demonstrating consistent and solid earnings. We have been successful in broadening and expanding the business base with the addition of several large commercial accounts.

     The January 1999 acquisition of our San Diego operation, which is ISO-9002 registered, was in line with our strategy of adding high-mix, high-quality and technically capable midsize EMS providers in targeted geographic markets with significant concentrations of high-tech activity. With its concentration of high-tech original equipment manufacturers and significant requirements for high-complexity, high-mix work, the San Diego market is an excellent fit with our strategic growth criteria. We are enthusiastic about our opportunities for further growth and progress in the San Diego market.

BUILDING OUR INFRASTRUCTURE: ON-LINE CAPABILITIES

     The Company is working actively to increase its capabilities, enhance efficiency and service, and make it easier for our customers to do business with SMTEK. In line with these goals, we have launched a number of important Internet customer service initiatives.


     Internally, we have developed substantive reporting capabilities and management systems available on our intranet that will be ported across the Internet to all of our operating units. Along with this investment in "on-line infrastructure," we have invested heavily in training and recruiting the right talent within all of our organizations. The Company's investment in infrastructure, customer relationship management tools, reporting systems, training and talented personnel will provide exceptional long-term competitive benefits to the EMS companies that have and will become part of our team.

SUMMARY AND OUTLOOK

     As indicated above, we are enthusiastic about the long-term prospects for our Company and our industry. However, the immediate outlook must be cautionary, at least with respect to the first quarter of fiscal 2001 because the entire industry is currently experiencing serious revenue limitations due to severe shortages of certain electronic components. Such shortages, which occur periodically in our industry, typically result in a difficult operating climate where preemptive orders, double bookings and the need to seek brokered parts are pervasive. We are concerned about the potential impact of these shortages on the first quarter and beyond since shipments may be delayed due to the unavailability of parts, resulting in idle production capacity.

     When the current component supply/demand imbalance normalizes, as it has in the past, our Company will be well positioned for progress. Demand for our services is robust and expanding. Starting in January 2001, our operating results will benefit from no longer being burdened by goodwill amortization of $324,000 each quarter or $1.3 million annually. We therefore expect improved earnings in fiscal 2001 and beyond.

     In terms of objectives, we will continue to focus on improving the operating efficiency and profitability of our current group of companies. Strengthening materials management will be a key avenue toward our goal of enhanced performance. At the same time, we will continue to evaluate acquisition opportunities in line with our core strategy of building a network of EMS suppliers in local markets around the world.

     In closing, we would like to express our sincere appreciation to our customers for their business, as well as to our suppliers and business partners. Special thanks go to all of our people for their hard work, energy and enthusiasm. Our most special thanks goes to our fellow stockholders for their interest and support.



/s/Gregory L. Horton
---------------------
Gregory L. Horton
Chairman, CEO and President



                  SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         FIVE-YEAR FINANCIAL SUMMARY
                    (In thousands except per share amounts)


                                             Year ended June 30,
                                 -------------------------------------------
OPERATING DATA                    2000     1999     1998     1997     1996
                                 -------  -------  -------  -------  -------
Revenues                         $70,252  $51,175  $44,690  $41,336  $24,600
Cost of goods sold                62,345   44,605   37,392   35,657   21,260
                                 -------  -------  -------  -------  -------
Gross profit                       7,907    6,570    7,298    5,679    3,340
                                 -------  -------  -------  -------  -------
Operating expenses:
  Administrative and
    selling expenses               5,783    5,375    4,564    4,014    3,238
  Goodwill amortization            1,304    1,284    1,268    1,268      634
  Acquisition expenses               -        -        609      -        -
                                 -------  -------  -------  -------  -------
Total operating expenses           7,087    6,659    6,441    5,282    3,872
                                 -------  -------  -------  -------  -------
Operating income (loss)              820      (89)     857      397     (532)
                                 -------  -------  -------  -------  -------
Non-operating income (expense):
  Interest income                    166       96       47       75      225
  Interest expense                (1,057)  (1,700)  (1,113)  (1,197)  (1,116)
  Debt issue cost amortization       -        -        -       (937)    (281)
  Other income (expense), net        (63)      61      (76)      91      172
                                 -------  -------  -------  -------  -------
Total non-operating expense         (954)  (1,543)  (1,142)  (1,968)  (1,000)
                                 -------  -------  -------  -------  -------
Loss from continuing operations
 before income taxes                (134)  (1,632)    (285)  (1,571)  (1,532)

Income tax (expense) benefit        (100)  (1,202)     -        -      1,110
                                 -------  -------  -------  -------  -------
Loss from continuing operations     (234)  (2,834)    (285)  (1,571)    (422)

Income from discontinued
  operations, net of tax             254      339      778      703      155

Loss on sale of discontinued
  operations, net of tax            (661)     -        -        -        -

Extraordinary item - Gain
  on debt extinguishment,
  net of tax                         -        -        -        -      2,356
                                 -------  -------  -------  -------  -------
Net income (loss)                $  (641) $(2,495) $   493  $  (868) $ 2,089
                                 =======  =======  =======  =======  =======


                  SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         FIVE-YEAR FINANCIAL SUMMARY
                    (In thousands except per share amounts)
                                 (Continued)


                                             Year ended June 30,
                                 -------------------------------------------
OPERATING DATA                    2000     1999     1998     1997     1996
 (Continued)                     -------  -------  -------  -------  -------

Earnings (loss) per share:
  Basic and diluted:
   Loss from continuing
     operations                  $ (0.10) $ (1.60) $ (0.20) $ (1.14) $ (0.37)
   Income from discontinued
     operations                     0.11     0.19     0.54     0.51     0.13
   Loss on sale of
     discontinued operations       (0.29)     -        -        -        -
   Extraordinary item                -        -        -        -       2.09
                                 -------  -------  -------  -------  -------
Total                            $ (0.28) $ (1.41) $  0.34  $ (0.63) $  1.85
                                 =======  =======  =======  =======  =======





                                             Year ended June 30,
                                 -------------------------------------------
BALANCE SHEET DATA                2000     1999     1998     1997     1996
                                 -------  -------  -------  -------  -------


Current assets                   $30,429  $27,854  $21,505  $21,597  $16,398

Current liabilities              $24,056  $23,042  $17,060  $18,509  $12,256

Working capital                  $ 6,373  $ 4,812  $ 4,445  $ 3,088  $ 4,142

Current ratio                        1.3      1.2      1.3      1.2      1.3

Total assets                     $38,528  $39,499  $31,802  $33,593  $29,453

Long-term debt                   $ 4,997  $ 7,153  $ 7,186  $ 9,445  $12,560

Stockholders' equity             $ 9,475  $ 9,304  $ 7,556  $ 5,639  $ 4,637

Equity per share                 $  4.17  $  4.10  $  4.43  $  3.90  $  3.53

Shares outstanding (000s)          2,272    2,267    1,704    1,447    1,315




           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


BASIS OF PRESENTATION

     The Company utilizes a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 2000, 1999 and 1998, fell on June 30, July 2, and July 3, respectively. In the accompanying consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation. Fiscal years 2000 and 1999 each consisted of 52 weeks compared to 53 weeks for fiscal year 1998.

     As more fully described in the accompanying consolidated financial statements, the Company sold its printed circuit board ("PCB") operation, Irlandus Circuits Ltd. ("Irlandus"), on November 12, 1999. Accordingly, Irlandus is shown as a discontinued operation for all periods presented in the accompanying consolidated statements of operations and comprehensive income (loss).

     As more fully described in the accompanying consolidated financial statements, the Company's acquisition of Technetics, Inc. on January 29, 1999 was accounted for under the purchase method of accounting, and its operating results have been included in the accompanying consolidated financial statements since the date of acquisition.

RESULTS OF OPERATIONS

     The following table sets forth the Company's comparative revenues and other operating data as percentages of revenues:

                                                     Year Ended June 30,
                                                 ----------------------------
                                                  2000       1999       1998
                                                 ------     ------     ------
Revenues                                         100.0%     100.0%     100.0%
Cost of goods sold                                88.7       87.2       83.7
                                                 -----      -----      -----
Gross profit                                      11.3       12.8       16.3

Administrative and selling expenses                8.2       10.5       10.2
Goodwill amortization                              1.9        2.5        2.8
Acquisition expenses                                -          -         1.4
                                                 -----      -----      -----
Operating income (loss)                            1.2       (0.2)       1.9

Interest income                                    0.2        0.2        0.1
Interest expense                                  (1.5)      (3.3)      (2.5)
Other income (expense), net                       (0.1)       0.1       (0.1)
                                                 -----      -----      -----

Loss from continuing operations
  before income taxes                             (0.2)      (3.2)      (0.6)
Income tax expense                                (0.1)      (2.3)        -
                                                 -----      -----      -----
Loss from continuing operations                   (0.3)      (5.5)      (0.6)
Income (loss) from discontinued operations        (0.6)       0.7        1.7
                                                 -----      -----      -----
Net income (loss)                                 (0.9)%     (4.8)%      1.1%
                                                 =====      =====      =====


FISCAL 2000 VS. 1999

     Consolidated revenues for fiscal 2000 were $70,252,000 compared to $51,175,000 for fiscal 1999. The increase in revenues of $19,077,000 is primarily due to an increase in sales of approximately $6,932,000 by the Company's San Diego operating unit, which was acquired using the purchase method of accounting on January 29, 1999; increased business from certain domestic customers; and new contracts obtained by the Company's Northern Ireland EMS operating unit.

     Consolidated gross profit for fiscal 2000 was $7,907,000 (11.3% of sales) compared to $6,570,000 (12.8% of sales) for fiscal 1999. The increase in gross profit of $1,337,000 was due to the Company's increased sales for the year as described above. Despite the 20% increase in gross profit, there was a decrease in the gross profit percentage primarily due to difficulties experienced by the Company's Northern Ireland operating unit in ramping up its production volume and manufacturing capacity for several new assembly contracts. Also contributing to the decline in gross profit percentage were material procurement and production inefficiencies caused by industry-wide shortages of certain electronic components, as well as the Company accepting more turnkey business in fiscal 2000.

     Administrative and selling expenses were $5,783,000 for fiscal 2000 compared to $5,375,000 for fiscal 1999. The increase of $408,000 was due primarily to the inclusion of the results of the San Diego operating unit, which was acquired in January 1999. This increase was offset partially by decreases in expenses in the Company's Thousand Oaks and Northern Ireland operating units.

     Total non-operating expense was $954,000 for fiscal 2000 compared to $1,543,000 for fiscal 1999. The primary reason for the $589,000 decrease is the accrual of interest expense of $725,000 in fiscal 1999 related to an income tax assessment, as more fully described below.

     The provision for income taxes was $100,000 for fiscal 2000 compared to $1,202,000 for fiscal 1999. Although the Company does not have an ordinary federal or foreign income tax liability on its current income due to the existence and utilization of net operating loss carryforwards for U.S. and United Kingdom income tax purposes, the Company is subject to certain state taxes and the alternative minimum taxation regulations of the U.S. federal and California tax codes. The income tax provision for fiscal 2000 consists of Florida state income tax, as well as U.S. federal and California alternative minimum income taxes. As more fully described in Note 7 to the accompanying consolidated financial statements, in the fourth quarter of fiscal 1999 the Company accrued income tax expense of $1,110,000 relating to tax refunds received in fiscal 1996 which were substantially disallowed by the Internal Revenue Service ("IRS") in fiscal 1999. Also in the fiscal 1999 fourth quarter, the Company accrued interest expense of $725,000 relating to the fiscal 1996 income tax refunds which are repayable to the IRS. The Company is awaiting a resolution from the IRS with regards to this issue.
The tax filings which resulted in the Company receiving these refunds in fiscal 1996 were made after extensive consultation with a prominent tax advisor.

     Net loss from continuing operations for fiscal 2000 was $234,000 or $0.10 per share, compared to a net loss from continuing operations for fiscal 1999 of $2,834,000 or $1.60 per share.


FISCAL 1999 VS. 1998

     Consolidated revenues for fiscal 1999 were $51,175,000 compared to $44,690,000 for fiscal 1998. Revenues increased by $6,485,000 over fiscal 1998 primarily due to several new contracts obtained by the Thousand Oaks operating unit. Also contributing to the increase was $1,831,000 of sales by the Company's San Diego operating unit, acquired on January 29, 1999.

     Consolidated gross profit for fiscal 1999 was $6,570,000 (12.8% of revenues) compared to $7,298,000 (16.3% of revenues) for fiscal 1998. The decrease in gross profit of $728,000 was due to the following factors: the ramp-up of several new contracts in fiscal year 1999, an increase in inventory reserves for excess raw materials, and a change in the mix of business, with higher direct material costs as a percentage of revenues in fiscal 1999.

     Administrative and selling expenses for fiscal 1999 were $5,375,000, compared to $4,564,000 in fiscal 1998. The increase of $811,000 was largely attributable to the inclusion of the Company's San Diego operating unit, which was acquired in January 1999.

     Results for fiscal 1998 include acquisition expenses of $609,000 related to the purchase of the Company's Fort Lauderdale operating unit which was accounted for as a pooling of interests.

     There was an operating loss of $89,000 for fiscal 1999, compared to operating income of $857,000 for fiscal 1998. This decline was primarily attributable to the decreased gross profit and higher administrative and selling expenses in fiscal 1999, partially offset by acquisition expenses in fiscal 1998 which did not recur in fiscal 1999.

     Interest expense (excluding interest expense of $725,000 related to an income tax assessment as discussed above) decreased from $1,113,000 in fiscal 1998 to $975,000 in fiscal 1999. The decrease in interest expense was primarily due to the fact that notes of $1,625,000 that were payable by Jolt Technology, Inc. ("Jolt") to a Jolt shareholder were converted to Jolt common stock on June 30, 1998 as a condition of and prior to the acquisition of Jolt by the Company. Jolt's pre-acquisition interest expense is included in the Company's consolidated statement of operations pursuant to the pooling-of-interests accounting method.

     The net loss from continuing operations for fiscal 1999 was $2,834,000, or $1.60 per share, compared to a net loss from continuing operations of $285,000, or $0.20 per share for fiscal 1998.


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued, which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company will adopt SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, in the first quarter of its fiscal year ending June 30, 2001. Management does not anticipate that the adoption of SFAS No. 133 will have a material impact on the Company's consolidated financial statements.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The objective of SAB No. 101 is to provide further guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The Company is required to follow the guidance in SAB No. 101 no later than the fourth quarter of its fiscal year 2001. The SEC has recently indicated that it intends to issue further guidance with respect to adoption of specific issues addressed by SAB No. 101. Until such time as this additional guidance is issued, the Company is unable to assess the impact, if any, it may have. However, based on current guidance, the Company believes adoption of SAB No. 101 will not have a material impact on the Company's financial position or results of operations. The Company will adopt SAB No. 101 in the fourth quarter of fiscal 2001.

     In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44 ("Interpretation No. 44"), "Accounting for Certain Transactions Involving Stock Compensation." Interpretation No. 44 provides criteria for the recognition of compensation expense in certain stock-based compensation arrangements that are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation." Interpretation No. 44 is effective July 1, 2000, with certain provisions that are effective retroactively to December 15, 1998 and January 12, 2000. The Company adopted Interpretation No. 44 effective July 1, 2000. Management does not believe that Interpretation No. 44 will have a material impact on the Company's financial statements.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are its cash and cash equivalents, which amounted to $532,000 at the end of fiscal 2000, and its unused bank lines of credit of approximately $2.6 million at June 30, 2000. During fiscal 2000, cash and cash equivalents decreased by $4,465,000. This decrease consisted of cash used in operating activities of $7,685,000 and purchases of equipment of $2,241,000, partially offset by net cash provided by financing activities of $2,555,000 and net cash proceeds from the sale of discontinued operations of $2,689,000.

     Cash used in operating activities of $7,685,000 is attributable primarily to increases of $5,104,000 in accounts receivable and $4,019,000 in costs and estimated earnings in excess of billings on uncompleted contracts during fiscal year 2000. The increase in accounts receivable is primarily due to the Company's growth in revenues from the prior year. The increase in costs and estimated earnings in excess of billings on uncompleted contracts is due to a ramp-up in production volume to meet increased customer demand and to the current electronics component shortages in the EMS industry, which is lengthening the time necessary to complete assembly jobs. Management believes that the current condition of pervasive shortages of certain electronic components could limit the Company's revenue growth and dampen profitability for at least the first quarter of fiscal 2001. Substantially all of the costs and estimated earnings in excess of billings on uncompleted contracts at June 30, 2000, is expected to be billed and collected within 180 days of that date.


     At June 30, 2000, the Company had a credit facility for its domestic operating units which consists of an $8 million working capital line secured by accounts receivable, inventory and equipment. Borrowings under the credit agreement bear an interest rate at the bank's prime rate (9.50% at June 30, 2000). At June 30, 2000, borrowings outstanding under this credit facility amounted to $4,617,000. The line of credit agreement contains certain financial covenants which the Company was in compliance at June 30, 2000 or which were waived by the bank. This credit facility expires on July 6, 2001. Subsequent to June 30, 2000, the bank and the Company agreed to lower the borrowing limit from $8 million to $7 million because the Company does not expect to utilize the line for an amount in excess of $7 million. After giving effect to this reduction in the borrowing limit to $7 million, the Company's available borrowing capacity as of June 30, 2000 was $2.2 million.

     The Company also has a credit facility agreement with Ulster Bank Markets for its Northern Ireland operating company. This agreement consists of an accounts receivable revolver, with maximum borrowings equal to the lesser of 70% of eligible receivables or 2,250,000 pounds sterling (approximately $3,400,000 at June 30, 2000), and bears interest at the bank's base rate (6.00% at June 30, 2000) plus 2.00%. At June 30, 2000, borrowings outstanding under this credit facility amounted to approximately $2,966,000 and the amount available to borrow based on the advance rate against receivables was approximately $400,000. The credit facility agreement with Ulster Bank Markets expires on October 31, 2000. Management expects the facility to be renewed for another year in the ordinary course of business.

     The Company's operating units require continuing investment in plant and equipment to remain competitive as technology evolves and to increase production capacity to accommodate business growth and expansion. Capital expenditures during fiscal years 2000, 1999 and 1998 were approximately $3,351,000, $3,426,000 and $1,424,000, respectively. The Company anticipates that additional expenditures of as much as $3 million may be made in fiscal 2001, primarily to expand production capacity at its Thousand Oaks and San Diego plants. A substantial portion of these capital expenditures is expected to be financed by equipment leases and/or installment loans.

     As more fully described in Note 7 to the accompanying consolidated financial statements, on July 30, 1999 the Company repaid $761,000 of income tax refunds to the IRS plus accrued interest of $272,000. In addition, as further described in Note 7, the Company expects to repay to the IRS additional income tax refunds of up to $1,387,000 plus accrued interest. These repayments were fully accrued in fiscal 1999.

     On November 12, 1999, the Company sold Irlandus for approximately $4.5 million, as more fully described in Note 2 to the accompanying consolidated financial statements. After giving consideration to disposal costs and to the cash which stayed with the divested operation, the net cash proceeds of this transaction amounted to approximately $2.7 million.

     Management believes that the Company's cash resources and borrowing capacity on its working capital lines of credit are sufficient to fund operations for at least the next 12 months.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company's financial instruments include cash and cash equivalents, accounts receivable, and short-term and long-term debt. At June 30, 2000, the carrying amount of long-term debt (including current portion thereof) was $7,103,000 and the fair value was $6,629,000. The carrying values of the Company's other financial instruments approximated their fair values. The fair value of the Company's financial instruments is estimated based on quoted market prices for the same or similar issues. See Note 6 to the accompanying consolidated financial statements for maturities of long-term debt for the next five years. A change in interest rates of one percent would result in an annual impact on interest expense of approximately $90,000.

     It is the policy of the Company not to enter into derivative financial instruments for speculative purposes. The Company, from time to time, may enter into foreign currency forward exchange contracts in an effort to protect itself from adverse currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with banks believed to be creditworthy and are denominated in currencies of major industrial countries. Any gain or loss incurred on foreign currency forward exchange contracts is offset by the effects of currency movements on the respective underlying hedged transactions. The Company did not have any open foreign currency forward exchange contracts at June 30, 2000.

     A portion of the Company's operations consists of an investment in a foreign operating unit. As a result, the Company's financial results have been and may continue to be affected by changes in foreign currency exchange rates.



                           INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
SMTEK International, Inc.:

We have audited the accompanying consolidated balance sheets of SMTEK International, Inc. and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations and comprehensive income
(loss), cash flows and stockholders' equity for each of the years in the three-year period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SMTEK International, Inc. and subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP

Los Angeles, California
August 15, 2000



                    SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         Consolidated Balance Sheets
                      (In thousands except share amounts)


                                                             June 30,
                                                     ----------------------
                                                        2000         1999
                                                     ---------    ---------
             Assets

Current assets:
   Cash and cash equivalents                         $    532     $  4,997
   Accounts receivable, less allowance
     for doubtful accounts of $151 and $156            13,365       10,606
   Costs and estimated earnings in excess
     of billings on uncompleted contracts              10,257        6,238
   Inventories, net                                     6,095        5,812
   Prepaid expenses                                       180          201
                                                     --------     --------

          Total current assets                         30,429       27,854
                                                     --------     --------

Property, equipment and improvements, at cost:
   Buildings and improvements                           2,758        6,507
   Plant equipment                                     12,875       18,542
   Office and other equipment                           2,307        2,510
                                                     --------     --------

                                                       17,940       27,559
   Less:  Accumulated depreciation
    and amortization                                  (11,249)     (18,661)
                                                     --------     --------

   Property, equipment and improvements, net            6,691        8,898
                                                     --------     --------

Other assets:
   Goodwill, net                                        1,126        2,430
   Deposits and other assets                              282          317
                                                     --------     --------

                                                        1,408        2,747
                                                     --------     --------

                                                     $ 38,528     $ 39,499
                                                     ========     ========


                    SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         Consolidated Balance Sheets
                      (In thousands except share amounts)

                                    (Continued)

                                                             June 30,
                                                     ----------------------
                                                        2000         1999
                                                     ---------    ---------
    Liabilities and Stockholders' Equity

Current liabilities:
   Bank lines of credit payable                      $  7,583     $  3,933
   Current portion of long-term debt                    2,106        2,042
   Accounts payable                                     9,240       11,654
   Accrued payroll and employee benefits                1,150        1,296
   Interest payable                                       761          821
   Income taxes payable                                 1,419        1,963
   Other accrued liabilities                            1,797        1,333
                                                     --------     --------

          Total current liabilities                    24,056       23,042
                                                     --------     --------

Long-term debt                                          4,997        7,153
                                                     --------     --------

Commitments and contingencies

Stockholders' equity:
   Preferred stock, $1 par value;  1,000,000
    shares authorized; no shares issued
    or outstanding                                        -            -
   Common Stock, $.01 par value; 3,750,000
    shares authorized;  2,272,012 and
    2,267,455 shares issued and outstanding
    in 2000 and 1999, respectively                         23           23
   Additional paid-in capital                          36,972       36,948
   Accumulated deficit                                (27,430)     (26,789)
   Accumulated other comprehensive loss                   (90)        (878)
                                                     --------     --------

          Total stockholders' equity                    9,475        9,304
                                                     --------     --------

                                                     $ 38,528     $ 39,499
                                                     ========     ========

            See accompanying notes to consolidated financial statements.

                       SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
         Consolidated Statements of Operations and Comprehensive Income (Loss)
                        (In thousands except per share amounts)

                                                     Year ended June 30,
                                                ------------------------------
                                                  2000       1999       1998
                                                --------   --------   --------
Revenues                                        $70,252    $51,175    $44,690
Cost of goods sold                               62,345     44,605     37,392
                                                -------    -------    -------
Gross profit                                      7,907      6,570      7,298
                                                -------    -------    -------
Operating expenses:
   Administrative and selling expenses            5,783      5,375      4,564
   Goodwill amortization                          1,304      1,284      1,268
   Acquisition expenses (Note 3)                    -          -          609
                                                -------    -------    -------
Total operating expenses                          7,087      6,659      6,441
                                                -------    -------    -------
Operating income (loss)                             820        (89)       857
                                                -------    -------    -------
Non-operating income (expense):
   Interest income                                  166         96         47
   Interest expense (Note 7)                     (1,057)    (1,700)    (1,113)
   Other income (expense), net                      (63)        61        (76)
                                               -------    -------    -------
Total non-operating expense                        (954)    (1,543)    (1,142)
                                                -------    -------    -------
Loss from continuing operations
  before income taxes                              (134)    (1,632)      (285)
Income tax provision (Note 7)                      (100)    (1,202)       -
                                                -------    -------    -------
Loss from continuing operations                    (234)    (2,834)      (285)
Income from discontinued operations,
  net of tax (Note 2)                               254        339        778
Loss on sale of discontinued operations,
  net of tax (Note 2)                              (661)       -          -
                                                -------    -------    -------
Net income (loss)                                  (641)    (2,495)       493
                                                -------    -------    -------
Other comprehensive income (loss):
  Foreign currency translation adjustments           32       (228)        41
  Reclassification of foreign currency
    translation adjustments included in loss
    on sale of discontinued operations (Note 2)     756        -          -
                                                -------    -------    -------
Total other comprehensive income (loss)             788       (228)        41
                                                -------    -------    -------
Comprehensive income (loss)                     $   147    $(2,723)   $   534
                                                =======    =======    =======

Basic and diluted earnings (loss) per
 share (Note 9):
  Loss from continuing operations               $ (0.10)   $ (1.60)   $ (0.20)
  Income from discontinued operations              0.11       0.19       0.54
  Loss on sale of discontinued operations         (0.29)       -          -
                                                -------    -------    -------
    Net income (loss)                           $ (0.28)   $ (1.41)   $  0.34
                                                =======    =======    =======

Shares used in computing basic and
  diluted earnings (loss) per share               2,270      1,771      1,451
                                                =======    =======    =======

            See accompanying notes to consolidated financial statements.

                          SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         Consolidated Statements of Cash Flows
                                    (In thousands)

                                                              Year ended June 30,
                                                       ------------------------------
                                                         2000       1999       1998
                                                       --------   --------   --------
Cash flows from operating activities:
  Net income (loss)                                    $  (641)   $(2,495)   $   493
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
     Depreciation and amortization                       3,340      3,418      2,992
     Loss on sale of discontinued operations               661        -          -
     Increase in accounts receivable                    (5,104)      (412)      (333)
     Increase in costs and estimated earnings in
       excess of billings on uncompleted contracts      (4,019)    (1,453)    (1,596)
     (Increase) decrease in inventories                 (1,056)    (3,088)       846
     (Increase) decrease in accounts payable              (927)     3,977     (1,234)
     Increase in other accrued liabilities                   6      1,331        103
     Other, net                                             55       (127)      (149)
                                                       -------    -------    -------
Net cash provided by (used in) operating activities     (7,685)     1,151      1,122
                                                       -------    -------    -------

Cash flows from investing activities:
  Capital expenditures                                  (2,241)    (1,633)      (785)
  Net proceeds from sale of discontinued operations      2,689        -          -
  Proceeds from sale of assets                             155        158         16
  Acquisition of subsidiary, net of cash acquired          -         (113)       -
                                                       -------    -------    -------
Net cash provided by (used in) investing activities        603     (1,588)      (769)
                                                       -------    -------    -------

Cash flows from financing activities:
  Proceeds from (repayments of) bank lines of credit     3,806       (481)     3,074
  Proceeds from long-term debt                             -          -        2,000
  Payments of long-term debt                            (1,498)    (2,905)    (6,232)
  Proceeds from issuance of Common Stock, net              -        4,463        138
  Proceeds from foreign government grants                  247        -          123
  S Corporation dividends paid                             -          -         (529)
                                                       -------    -------    -------
Net cash provided by (used in) financing activities      2,555      1,077     (1,426)
                                                       -------    -------    -------

Effect of exchange rate changes on cash                     62        (56)        88
                                                       -------    -------    -------

Increase (decrease) in cash and cash equivalents        (4,465)       584       (985)
Cash and cash equivalents at beginning of year           4,997      4,413      5,398
                                                       -------    -------    -------
Cash and cash equivalents at end of year               $   532    $ 4,997    $ 4,413
                                                       =======    =======    =======

Supplemental cash flow information:
  Interest paid                                        $ 1,076    $ 1,025    $ 1,218
  Income taxes paid                                        823         25        -
Non-cash investing activities:
  Capital expenditures financed by lease
    obligations and notes payable                        1,110      1,793        639
  Conversion of debt to equity                             -          -        2,100
  Notes payable issued as partial consideration for
    purchase of subsidiary                                 -           44        -
  Other                                                     89        104        -

            See accompanying notes to consolidated financial statements.




                               SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                            Consolidated Statements of Stockholders' Equity
                               Years ended June 30, 2000, 1999 and 1998
                                 (In thousands except share amounts)

                                  Common Stock                             Accumulated
                                ---------------  Additional                   other          Total
                                           Par    paid-in    Accumulated  comprehensive  stockholders'
                                Shares    value   capital      deficit    income (loss)     equity
                               ---------  -----  ----------  -----------  -------------  -------------

Balance at June 30, 1997       1,447,155   $14    $29,994     $(23,678)       $(691)        $ 5,639

Comprehensive income                 -       -        -            493           41             534
Conversion of debt of
  pooled company                 232,188     3      2,052          -            -             2,055
Stock issued as brokerage fee     10,000     -        138          -            -               138
Exercise of stock options
 and warrants                     15,063     -        183          -            -               183
Elimination of duplicate
  period of pooled company
  to conform year ends               -       -        -           (464)         -              (464)
S Corporation dividends and
 other equity transactions
 of pooled company                   -       -        116         (645)         -              (529)
                               ---------   ---    -------     --------        -----         -------
Balance at June 30, 1998       1,704,406    17     32,483      (24,294)        (650)          7,556

Comprehensive loss                   -       -        -         (2,495)        (228)         (2,723)
Sale of Common Stock             562,500     6      4,457          -            -             4,463
Other                                549     -          8          -            -                 8
                               ---------   ---    -------     --------        -----         -------
Balance at June 30, 1999       2,267,455    23     36,948      (26,789)        (878)          9,304

Comprehensive income                 -       -        -           (641)         788             147
Other                              4,557     -         24          -            -                24
                               ---------   ---    -------     --------        -----         -------
Balance at June 30, 2000       2,272,012   $23    $36,972     $(27,430)       $ (90)        $ 9,475
                               =========   ===    =======     ========        =====         =======


                      See accompanying notes to consolidated financial statements.



                  SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

     SMTEK International, Inc. (the "Company") is an electronics manufacturing services ("EMS") provider to original equipment manufacturers
("OEMs") primarily in the computer, telecommunications, instrumentation, medical, financial services automation, industrial and aerospace industries.
The Company provides integrated solutions to OEMs across the entire product life cycle, from design to manufacturing to end-of-life services, for the worldwide low-to-medium volume, high complexity segment of the EMS industry.
The Company's operating units are located in Thousand Oaks, California; San
Diego, California; Fort Lauderdale, Florida; and Craigavon, Northern Ireland.

     On November 12, 1999, the Company sold its printed circuit board ("PCB") operation, Irlandus Circuits Ltd. ("Irlandus"). The results of operations of Irlandus, which represented a separate segment of the Company's business, are shown as a discontinued operation for all periods presented in the accompanying consolidated financial statements. See Note 2 for additional details of this transaction.

     As more fully described in Note 3, the Company's acquisition of Technetics, Inc. on January 29, 1999 was accounted for under the purchase method of accounting, and the results of operations of this business have been included in the consolidated financial statements since the date of acquisition.

     Certain reclassifications have been made to the fiscal year 1999 and 1998 financial statements to conform with the fiscal year 2000 financial statement presentation. Such reclassifications had no effect on the Company's results of operations or stockholders' equity.

Accounting Period

     The Company utilizes a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 2000, 1999 and 1998, fell on June
30, July 2 and July 3, respectively. In these consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation, except where the context dictates a more specific reference to the actual year-end date. Fiscal 1998 consisted of 53 weeks compared to 52 weeks for the fiscal years 2000 and 1999.

Cash Equivalents

     For financial reporting purposes, cash equivalents consist primarily of money market instruments and bank certificates of deposit that have original maturities of three months or less.


Fair Value of Financial Instruments

     As of June 30, 2000, the carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short maturity of those instruments. At June 30, 2000 and 1999, the carrying amount of long-term debt (including current portion thereof) was $7,103,000 and $9,195,000, respectively, and the fair value was $6,629,000 and $8,879,000, respectively.
The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. All financial instruments are held for purposes other than trading.

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

     Concentrations of credit risk with respect to trade receivables exist because the Company's EMS operations rely heavily on a relatively small number of customers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses, to date, have been within management's expectations.

Inventories

     Inventories are stated at the lower of cost or net realizable value, with cost determined principally by use of the first-in, first-out method.

Long-Lived Assets

     Property, equipment and improvements are stated at cost. Depreciation and amortization are computed on the straight-line method. The principal estimated useful lives are: buildings - 20 years; improvements - 10 to 18 years; and plant, office and other equipment - 3 to 7 years. Property, equipment and improvements acquired by the Company's foreign operating unit are recorded net of capital grants received from the Industrial Development
Board ("IDB") for Northern Ireland.

     Goodwill represents the excess of acquisition cost over the fair value of net assets of a purchased business, and is being amortized over 5 to 15 years.

     The recoverability of long-lived assets is evaluated whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and if future undiscounted cash flows are believed insufficient to recover the remaining carrying value of the asset, the carrying value is written down to fair value in the period the impairment is identified.


Revenue and Cost Recognition

     All of the Company's subsidiaries, except for its Thousand Oaks operating unit, recognize revenues and cost of sales upon shipment of products.

     The Thousand Oaks facility has historically generated a significant portion of its revenue through long-term contracts with suppliers of electronic components and products. Consequently, this operating unit uses the percentage of completion method to recognize revenues and cost of sales.
Percentage of completion is determined on the basis of costs incurred to total estimated costs. Contract costs include direct material and direct labor costs and those indirect costs related to the assembly process, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling and administrative costs are charged to expense as incurred. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged to cost of goods sold. Other changes in contract price and estimates of costs and profits at completion are recognized prospectively. The asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed.

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

Earnings (Loss) Per Share

     Basic earnings (loss) per share is computed by dividing net income
(loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in the earnings
(loss) of the Company.


Comprehensive Income (Loss)

     "Accumulated other comprehensive loss" presented on the accompanying consolidated balance sheets consists of foreign currency translation adjustments.

Foreign Currency Translation

     The financial statements of the Company's foreign operating unit have been translated into U.S. dollars from its functional currency, British pounds sterling, in the accompanying consolidated financial statements.
Balance sheet amounts have been translated at the exchange rate on the balance sheet date and income statement amounts have been translated at average exchange rates in effect during the period. The net translation adjustment is recorded as a component of stockholders' equity.

Use Of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation

     Statement of Financial Accounting Standards ("SFAS") No. 123,
"Accounting for Stock-Based Compensation" permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No.
25, "Accounting for Stock Issued to Employees," and provide pro forma net income and pro forma earnings per share disclosures for stock-based awards as if the fair-value-based method defined in SFAS No. 123 had been applied. In accordance with APB Opinion No. 25 and related interpretations, compensation expense would generally be recorded only if, on the date of grant, the current market price of the underlying stock exceeded the exercise price.
The Company has elected to continue to apply the provisions of APB Opinion
No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Recent Accounting Pronouncements

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and
Hedging Activities" was issued, which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company will adopt SFAS No. 133, as amended by SFAS No. 137 and
SFAS No. 138, in the first quarter of its fiscal year ending June 30, 2001.
Management does not anticipate that the adoption of SFAS No. 133 will have a material impact on the Company's consolidated financial statements.

     In December 1999, the Securities and Exchange Commission ("SEC") issued
Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial
Statements." The objective of SAB No. 101 is to provide further guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The Company is required to follow the guidance in SAB No. 101 no later than the fourth quarter of its fiscal year 2001. The SEC has recently indicated that it intends to issue further guidance with respect to adoption of specific issues addressed by SAB No. 101. Until such time as this additional guidance is issued, the Company is unable to assess the impact, if any, it may have.
However, based on current guidance, the Company believes adoption of SAB No.
101 will not have a material impact on the Company's financial position or results of operations. The Company will adopt SAB No. 101 in the fourth quarter of fiscal 2001.

     In March 2000, the Financial Accounting Standards Board ("FASB") issued
FASB Interpretation No. 44 ("Interpretation No. 44"), "Accounting for Certain
Transactions Involving Stock Compensation." Interpretation No. 44 provides criteria for the recognition of compensation expense in certain stock-based compensation arrangements that are accounted for under APB Opinion No. 25, "Accounting for Stock-Based Compensation." Interpretation No. 44 is effective July 1, 2000, with certain provisions that are effective retroactively to December 15, 1998 and January 12, 2000. The Company has adopted Interpretation No. 44 effective July 1, 2000. Management does not believe that Interpretation No. 44 will have a material impact on the Company's financial statements.

NOTE 2 - DISCONTINUED OPERATIONS

     On November 12, 1999, the Company sold Irlandus, its PCB fabrication operation in Northern Ireland. The purchaser was a management buy-out team which included one manager from Irlandus and one manager from the Company's
EMS operation in Northern Ireland. The purchase price was negotiated on an arms length basis between the Company and the purchaser. The gross sales proceeds in the aggregate amount of 2,800,000 pounds sterling (approximately
$4,523,000) consisted of a cash dividend of 500,000 pounds sterling paid by Irlandus just prior to closing and cash of 2,300,000 pounds sterling paid by the purchaser at closing. After giving consideration to disposal costs and the cash of approximately $1.5 million which stayed with the divested operation, the net cash proceeds of this transaction amounted to approximately $2.7 million.

     Irlandus was the sole operating unit comprising the Company's PCB segment.  Accordingly, operating results for Irlandus have been presented in the accompanying consolidated statements of operations and comprehensive income (loss) as a discontinued operation, and are summarized as follows (in thousands):
                                                       Year Ended June 30,
                                                    ------------------------
                                                     2000     1999     1998
                                                    ------   ------   ------
Net sales                                           $3,383   $8,908   $9,470
                                                    ======   ======   ======
Operating income                                    $  131   $  112   $  688
                                                    ======   ======   ======
Income from discontinued operations, net of tax     $  254   $  339   $  778
                                                    ======   ======   ======


     Net assets of Irlandus consisted of the following (in thousands):

                               November 12, 1999
                                  (sale date)        June 30, 1999
                               -----------------     -------------
  Current assets                    $ 4,099            $ 3,712
  Property, equipment and
    improvements                      3,447              3,268
  Current liabilities                (2,081)            (1,921)
  Long-term debt                     (1,314)            (1,247)
                                    -------            -------
    Net assets                      $ 4,151            $ 3,812
                                    =======            =======

     The loss on sale of Irlandus, shown in the accompanying consolidated statements of operation and comprehensive income (loss) as "Loss on sale of discontinued operations", is comprised as follows (in thousands):

   Gross sales proceeds                                 $ 4,523
   Less disposal costs                                     (277)
                                                        -------
   Net sales proceeds                                     4,246

   Less net assets of Irlandus                           (4,151)
                                                        -------
   Gain on sale before elimination of foreign
    currency translation account balance                     95

   Elimination of Irlandus' foreign
    currency translation account balance                   (756)
                                                        -------
   Loss on sale of discontinued operations              $  (661)
                                                        =======

     Prior to the sale, Irlandus had an accumulated foreign currency translation loss of $756,000, which was carried as a reduction of consolidated stockholders' equity. In accordance with SFAS No. 52, "Foreign
Currency Translation", this amount has been included in the determination of the loss on sale of discontinued operations and in accordance with SFAS No.
130, "Reporting Comprehensive Income", an equal and offsetting amount is reported as other comprehensive income in the accompanying consolidated statements of operations and comprehensive income (loss).


NOTE 3 - ACQUISITIONS

Technetics, Inc. - Purchase Method

     On January 29, 1999, the Company acquired 100% of the outstanding stock of Technetics, Inc. ("Technetics"), an EMS provider located in San Diego,
California. The purchase price of $319,000 was paid in cash of $275,000 and a note of $44,000 bearing interest at 8.0% due in quarterly installments through July 2002. In addition, acquisition costs of $48,000 were incurred.
The acquisition was accounted for using the purchase method of accounting.
In accordance with APB Opinion No. 16, the total investment made in Technetics of $367,000 was allocated to the acquired net liabilities at their estimated fair values at the acquisition date, which resulted in the recognition of goodwill of $543,000. The goodwill arising from this transaction is being amortized over 15 years. The operations of this facility have been included in the consolidated financial statements since the date of acquisition.


Jolt - Pooling-of-Interests Method

     On June 30, 1998, the Company issued 450,000 shares of Common Stock in exchange for all of the outstanding shares of Jolt Technology, Inc. ("Jolt"), an EMS provider located in Fort Lauderdale, Florida. This acquisition was accounted for under the pooling-of-interests method of accounting.

      An adjustment of $464,000 was made to stockholders' equity as of June
30, 1998 to eliminate the effect of including Jolt's results of operations for the six months ended December 31, 1997 in both the fiscal years ended
June 30, 1998 and June 30, 1997.

     Acquisition costs of $609,000 related to the combination with Jolt were expensed upon consummation of the transaction, and are included in the accompanying 1998 Consolidated Statement of Operations.


NOTE 4 - COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON
         UNCOMPLETED CONTRACTS

     Costs and estimated earnings in excess of billings on uncompleted contracts consists of revenue recognized under electronics assembly contracts, which amounts were not billable at the balance sheet date.
Substantially all of the unbilled amount is expected to be billed and collected within 180 days of the balance sheet date. The components of costs and estimated earnings in excess of billings on uncompleted contracts are as follows (in thousands):

                                                           June 30,
                                                    ---------------------
                                                       2000         1999
                                                    ---------    --------
Costs incurred to date on uncompleted contracts     $ 56,381     $ 26,376
Estimated earnings based on percentage
   of completion                                       6,889        2,663
                                                    --------     --------
                                                      63,270       29,039
Less:  Billings to date                              (53,013)     (22,801)
                                                    --------     --------
     Total costs and estimated earnings in
       excess of billings on uncompleted contracts  $ 10,257     $  6,238
                                                    ========     ========



NOTE 5 - INVENTORIES

     Inventories consist of the following (in thousands):

                                                      June 30,
                                                 ------------------
                                                  2000        1999
                                                 ------      ------
Raw materials                                    $3,894      $4,306
Work in process                                   2,129       1,372
Finished goods                                       72         134
                                                 ------      ------
     Total inventories                           $6,095      $5,812
                                                 ======      ======

      In the fourth quarter of fiscal 1999, the Company recorded a provision of $487,000 for excess inventory.


NOTE 6 - FINANCING ARRANGEMENTS

Bank Credit Agreements

      At June 30, 2000, the Company had a credit facility for its domestic operating units which consists of an $8 million working capital line secured by accounts receivable, inventory and equipment. Borrowings under the credit agreement bear an interest rate at the bank's prime rate (9.50% at June 30, 2000). At June 30, 2000, borrowings outstanding under this credit facility amounted to $4,617,000. The line of credit agreement contains certain financial covenants which the Company was in compliance at June 30, 2000 or which were waived by the bank. This credit facility expires on July 6, 2001.
Subsequent to June 30, 2000, the bank and the Company agreed to lower the borrowing limit from $8 million to $7 million because the Company does not expect to utilize the line for an amount in excess of $7 million. After giving effect to this reduction in the borrowing limit to $7 million, the Company's available borrowing capacity as of June 30, 2000 was $2.2 million.

     The Company also has a credit facility agreement with Ulster Bank
Markets for its Northern Ireland operating company. This agreement consists of an accounts receivable revolver, with maximum borrowings equal to the lesser of 70% of eligible receivables or 2,250,000 pounds sterling
(approximately $3,400,000 at June 30, 2000), and bears interest at the bank's base rate (6.00% at June 30, 2000) plus 2.00%. At June 30, 2000, borrowings outstanding under this credit facility amounted to approximately $2,966,000 and the amount available to borrow based on the advance rate against receivables was approximately $400,000. The credit facility agreement with Ulster Bank Markets expires October 31, 2000, prior to which management expects the facility to be renewed in the ordinary course of business.


Long-Term Debt

     Long-term debt consists of the following (in thousands):

                                                                June 30,
                                                          -------------------
                                                           2000        1999
                                                          -------     -------
Mortgage note secured by real property at the
 Northern Ireland operations, with interest at
 variable rates (7.38% and 6.63% at June 30, 2000
 and 1999, respectively), payable in semiannual
 installments through 2009                                $   747     $ 1,093

Notes payable secured by equipment, interest
 at 8.49% to 10.9%, payable in monthly
 installments through June 2011                               804       1,137

Capitalized lease obligations (Note 10)                     2,081       3,406

8-1/2% Convertible Subordinated Debentures, due 2008,
 interest payable semi-annually and convertible at
 holders' option at a price of $212.50 per share at
 any time prior to maturity                                 1,580       1,580

7% Convertible Subordinated Debentures, due
 May 15, 2001, interest payable semi-annually and
 convertible at holders' option at a conversion price
 of $40.00 per share at any time prior to maturity            353         375

Obligations to former officers, employees and directors
  under consulting and deferred fee agreements                951         904

Other                                                         587         700
                                                          -------     -------
                                                            7,103       9,195
Less current maturities                                     2,106       2,042
                                                          -------     -------
     Total long-term debt                                 $ 4,997     $ 7,153
                                                          =======     =======


     The aggregate amounts of minimum maturities of other long-term debt for the indicated fiscal years (other than capitalized lease obligations, as described in Note 10) are as follows (in thousands):

                   2001          $1,399
                   2002             380
                   2003             296
                   2004             214
                   2005             203
             Thereafter           2,530
                                 ------
                                 $5,022
                                 ======


     In March 1996, the Company entered into a settlement agreement with certain of its former officers, key employees and directors (the
"Participants") to restructure its outstanding obligations under several consulting programs and deferred fee arrangements which had provided for payments to the Participants after their retirement from the Company or from its Board of Directors. Under terms of the settlement, the Participants agreed to relinquish all future payments due them under these consulting programs and deferred fee arrangements in return for an aggregate of 29,793
Common Stock purchase warrants, Series G. The Company is obligated to pay the Participants $50.00 for each warrant which remained unexercised on the June 1, 1998 warrant expiration date, payable in semiannual installments over two to ten years. The Company has recorded a liability for the present value of these future payments, which amounted to $951,000 and $904,000 at June 30, 2000 and 1999, respectively.


NOTE 7 - INCOME TAXES

     In connection with the filing of its federal income tax return for fiscal year 1995, and acting on advice of its tax advisor, the Company filed for a refund to carry back losses described in Section 172(f) of the Internal
Revenue Code of 1986, as amended (the "IRC"). Section 172(f) of the IRC provides for a ten year net operating loss ("NOL") carryback for specific losses attributable to (1) a product liability or (2) a liability arising under a federal or state law or out of any tort if the act giving rise to such liability occurs at least three years before the beginning of the taxable year. As a result of these refund filings, in September and October
1995 the Company received federal income tax refunds totaling $1,871,000, net of costs associated with applying for such refunds, and recognized an income tax benefit of $1,110,000 in the quarter ended December 31, 1995. The balance of the net refunds received, $761,000, was recorded as income taxes payable, pending resolution by the Internal Revenue Service ("IRS") of the appropriateness and the amount of the 172(f) carryback.

     Beginning in May 1997, the Company came under IRS audit with respect to such refund claims. In September 1998, the Company received tax deficiency notices from the IRS in which the IRS advised the Company that it was disallowing substantially all of the tax refunds received by the Company in 1995 which had been recorded as an income tax benefit. In January 1999, the Company and its tax advisor filed a protest letter with the IRS to appeal the disallowance. Subsequent to filing the protest letter, the U.S. Tax Court upheld the disallowance of refund claims made by another taxpayer involving
Section 172(f) issues similar to those on which the Company had based certain of its refund claims. The Company can give no assurance that it will prevail in its appeal, and in light of the Tax Court ruling, the Company determined that it was appropriate to establish a full reserve for the contested tax refund amounts and interest thereon. Accordingly, in the fourth quarter of fiscal 1999 the Company recorded income tax expense, net of fee amounts refunded to the Company from its tax advisor, of $1,110,000 plus accrued interest expense of $725,000.


     In connection with the IRS audit, and the subsequent internal review by the Company, the Company determined that the net refund of $761,000 which had been received in 1995, and which was recorded as income taxes payable upon receipt, needed to be returned to the IRS. Accordingly, on July 30, 1999, the Company repaid this amount to the IRS plus accrued interest of $272,000.
After giving effect to the July 1999 repayment, the Company's remaining recorded federal tax liability is $1,387,000, and accrued interest thereon is approximately $638,000. The Company expects the pending appeal of the disallowed refund claims to be resolved with the IRS by the end of calendar year 2000.

     Income tax expense, all current, consists of the following (in thousands):

                                           Year ended June 30,
                                         ------------------------
                                         2000      1999      1998
                                         ----     ------     ----
                 Federal                 $ 38     $1,110     $ -
                 State                     62         92       -
                                         ----     ------     ----
                                         $100     $1,202     $ -
                                         ====     ======     ====

     Temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities relate to the following
(in thousands):

                                                     June 30,
                                                --------------------
                                                  2000        1999
                                                --------    --------
Deferred tax assets:
  Accrued employee benefits                     $   471     $   512
  Reserves and allowances                           685         622
  Domestic NOL carryforwards                     11,983      14,171
  Foreign NOL carryforwards                       1,017       3,422
  Alternative minimum tax credits                   104         -
  Other                                              29          47
                                                -------     -------
Total deferred tax assets                        14,289      18,774

Deferred tax liabilities:
  Depreciation                                     (100)       (132)
                                                -------     -------
  Net deferred tax assets before allowance       14,189      18,642
  Less valuation allowance                      (14,189)    (18,642)
                                                -------     -------
Net deferred tax assets after allowance         $   -       $   -
                                                =======     =======


     In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that some portion or all of the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future domestic and foreign taxable income of approximately $33,000,000 and $3,000,000, respectively, prior to the expiration of the NOL carryforwards. Based on the level of historical losses, management believes that it does not have the basis to conclude that it is more likely than not that the deferred tax assets will be realized, and therefore, has recorded a 100% valuation allowance to offset the net deferred tax assets. The valuation allowance was $14,189,000 and $18,642,000 as of June 30, 2000 and 1999, respectively. The net change in the total valuation allowance for the years ended June 30, 2000 and 1999 was an increase (decrease) of ($4,453,000) and $4,000, respectively.

     The provision for income taxes for continuing operations differs from an amount computed using the statutory federal income tax rate as follows (in thousands):

                                                      Year ended June 30,
                                                -----------------------------
                                                 2000       1999       1998
                                                -------    -------    -------
Federal tax benefit computed at
  statutory rate                                $  (46)    $ (555)    $  (97)
State income tax, net of federal benefit            59         61        -
Amortization of goodwill                           443        437        431
Non-deductible acquisition expenses                -          -          159
Expiration of unutilized NOL carryforwards         472        -          -
Net change in valuation allowance                 (835)       119        (74)
Reversal of fiscal 1996 income tax benefit         -        1,110        -
Untaxed S Corporation earnings                     -          -         (377)
Other                                                7         30        (42)
                                                ------     ------     ------
Income tax expense from continuing operations   $  100     $1,202     $  -
                                                ======     ======     ======

     The provision for income tax related to discontinued operations is as follows (in thousands):

                                                Year ended June 30,
                                                --------------------
                                                2000    1999    1998
                                                ----    ----    ----
Provision for income taxes related to
  discontinued operations                        72       -       -

     The provision for income tax related to discontinued operations includes a reduction in the valuation allowance of $3,618,000, $115,000 and $265,000 for the years ended June 30, 2000, 1999 and 1998 respectively.

     As of June 30, 2000, the Company has U.S. federal NOL carryforwards of approximately $33,000,000, expiring in 2005 through 2018, and state NOL carryforwards of $18,200,000, expiring in 2001 through 2012. The NOL carryforward for federal alternative minimum tax purposes is approximately
$18,700,000.


     The Company's ability to use its NOL carryforwards to offset future taxable income may be subject to annual limitations due to certain substantial stock ownership changes which have occurred in the current and prior years. The Company maintains an ongoing analysis to determine if the future utilization of the NOLs will be limited due to these ownership changes.

     Pretax income (loss) from foreign continuing operations for fiscal 2000, 1999 and 1998 was ($627,000), $45,000 and $702,000, respectively. Income of the Company's Northern Ireland subsidiary is sheltered by operating loss carryforwards for United Kingdom income tax purposes (the "U.K. NOL"). The current income tax benefit from the U.K. NOL was $0, $0 and $122,000 in fiscal 2000, 1999, and 1998, respectively, and has been treated as a reduction in the provision for income taxes. At June 30, 2000, the U.K. NOL amounted to approximately $3,000,000. Substantially all of these NOLs from prior years of the Company's Northern Ireland subsidiary can be carried forward for an indefinite period of time to reduce future taxable income.

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

                                                    Year ended
                                                   June 30, 1998
                                                   -------------
Loss from continuing operations before
  pro forma adjustments per consolidated
  statements of operations                             $(285)
Pro forma provision for income taxes                      61
                                                       -----
Pro forma net loss from continuing operations          $(346)
                                                       =====

NOTE 8 - STOCKHOLDERS' EQUITY

Sales of Common Stock

     In May 1999, the Company sold 562,500 shares of Common Stock to Thomas
M. Wheeler, the Company's largest shareholder, for an aggregate price
$4,500,000.  Costs of this issuance were $37,000.

Common Stock Issued as Brokerage Fee

     In June 1998, 10,000 shares of Common Stock were issued as a brokerage fee in conjunction with the closing of the acquisition of Jolt. The ascribed value of the 10,000 shares of $138,000 is included in acquisition expenses in the consolidated statement of operations and comprehensive income (loss) for the year ended June 30, 1998.


Stock Option Plans

     The Company has in effect several stock-based plans under which non-qualified and incentive stock options and restricted stock awards have been granted to employees and directors. Subject to the discretion of the Board of Directors (the "Board"), employee stock options generally become exercisable over a period of two to three years as determined by the Board, and generally have a 10-year exercise term when granted.

     The exercise price of all incentive stock options must be equal to or greater than the market value of the shares on the date of grant. The exercise price of non-statutory stock options must be at least 85% of the market value of the Common Stock on the date of grant.

     Under the Company's Amended and Restated 1998 Non-Employee Directors
Stock Plan, each eligible director receives shares of Company securities valued at $1,000 for attendance at each Board meeting and $500 for attendance at each Board committee meeting. Additionally, annually beginning in fiscal
2000 each non-employee director receives Company securities with a fair market value of $12,000. In fiscal 2000 and 1999, options to purchase a total of 14,855 and 8,872 shares, respectively, were granted to the Company's non-employee directors at exercise prices ranging from $3.63 to $3.88 in 2000 and $6.50 to $10.00 in 1999. Annually, each non-employee director makes an election to receive director compensation in the form of Common Stock or stock options. The fair value of Common Stock is equal to the market value of Common Stock on the grant date. The fair value of stock options is determined using the Black-Scholes option pricing model (as discussed in more detail below) using data and assumptions as of the grant date. The exercise price of all stock options is equal to the market value at the date of grant.
In fiscal 2000 and 1999, the Company recorded expense of $18,000 and $8,000, respectively, related to the issuance of Common Stock for director compensation.

     Activity under the employee and non-employee director stock option plans for fiscal years 2000, 1999 and 1998 was as follows:

                                                      Weighted average exercise
                                         Shares            price per share
                                        ---------     -------------------------
Shares under option, June 30, 1997       109,850                $23.20

  Granted                                 30,560                 17.00
  Expired or canceled                     (9,293)                20.80
  Exercised                              (13,723)                10.00
                                        --------
Shares under option, June 30, 1998       117,394                $23.40

  Granted                                130,766                  9.40
  Expired or canceled                   (114,969)                23.02
                                        --------
Shares under option, June 30, 1999       133,191                $ 9.89

  Granted                                209,205                  3.79
  Expired or canceled                    (38,040)                 9.00
                                        --------
Shares under option, June 30, 2000       304,356                $ 5.81
                                        ========                ======


     The following table summarizes information about shares under option at June 30, 2000:

                           Outstanding                  Exercisable
                ---------------------------------  ---------------------
                             Expiration  Weighted               Weighted
   Range of                    date      average                average
   exercise       Options     (fiscal    exercise    Options    exercise
    prices      outstanding  year end)    price    exercisable   price
--------------  -----------  ----------  --------  -----------  --------
$ 3.38 -  5.75    202,855       2010      $ 3.75     14,854      $ 3.86
  6.25 - 16.25     98,501       2009        9.57     60,015        9.65
     21.25          3,000       2008       21.25      3,000       21.25
                  -------                            ------
     Total        304,356                 $ 5.81     77,869      $ 8.99
                  =======                            ======

     At June 30, 2000, under the employee and non-employee director stock option plans there were 104,772 and 25,352 shares, respectively, available for future grants.

Stock Based Compensation

     The Company applies the provisions of APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for its employee stock option plans and awards of options to non-employee directors. Had compensation expense for stock-based awards been determined consistent with SFAS No. 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):

                                       Year ended June 30,
                                ---------------------------------
                                  2000         1999        1998
                                   --------      --------     ---------
Net income (loss):
  As reported                   $ (641)      $(2,495)     $  493
  Pro forma                     $ (836)      $(3,047)     $  (28)

Earnings (loss) per share:
  As reported                   $(0.28)      $ (1.41)     $ 0.34
  Pro forma                     $(0.37)      $ (1.72)     $(0.02)

     For purposes of this pro forma disclosure, the "fair value" of each option and warrant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2000, 1999 and 1998: dividend yield of 0.0% for all years; expected volatility of 75%, 55% and 65% for 2000, 1999 and 1998, respectively; risk-free interest rates ranging from 5.9% to 6.7% for 2000, 4.1% to 5.7% for 1999, and 5.4% to 6.3% for 1998; and expected lives of five years for all years.

     The weighted average fair value of options granted during the years ended June 30, 2000, 1999 and 1998 was $2.53, $4.99 and $10.13, respectively.


Warrants

     In connection with the issuance of certain debt in fiscal 1996, 1,500,000 Series E warrants were issued to an investment banking firm which served as the placement agent for this debt. The exchange ratio of warrants to Common Stock shares is 20-to-1. The Series E warrants are exercisable until their expiration on February 28, 2001, and provided for an original exercise price of $50.00 per share, subject to adjustment in the event the Company issues new Common Stock at an effective price less than the effective exercise price on the Series E warrants. The effective exercise price on the Series E warrants was $30.20 per share as of June 30, 2000. The warrants had no intrinsic value on the date of grant.

     On June 30, 2000, 22,750 Series C warrants, 2,500 Series D warrants and
15,000 Series H warrants expired unexercised.


NOTE 9 - OTHER FINANCIAL INFORMATION

Earnings (Loss) Per Share

     During the years ended June 30, 2000, 1999 and 1998, options and warrants to purchase 419,606, 248,441 and 232,644 shares of Common Stock, respectively, at prices ranging from $3.38 to $70.00 for fiscal 2000, $6.50 to $70.00 for fiscal 1999, and $15.00 to $70.00 for fiscal 1998 were outstanding, but were not included in the computation of diluted earnings per share because the Company had a loss from continuing operations and as such, the options would be antidilutive.

     Convertible subordinated debentures aggregating $1,580,000, due in 2008 and convertible at a price of $212.60 per share at any time prior to maturity, were outstanding during fiscal years 2000, 1999 and 1998, but were not included in the computation of diluted earnings per share because the effect would be antidilutive.

     Convertible subordinated debentures aggregating $323,000, due on May 15, 2001 and convertible at a price of $40.00 per share at any time prior to maturity, were outstanding during fiscal years 2000, 1999 and 1998, but were not included in the computation of diluted earnings per share because the effect would be antidilutive.


Valuation and Qualifying Accounts and Reserves

     Following is the Company's schedule of valuation and qualifying accounts and reserves for fiscal years 2000, 1999 and 1998 (in thousands):

Allowance for Doubtful Accounts:
--------------------------------
                                                   June 30,
                                             --------------------
                                             2000    1999    1998
                                             ----    ----    ----
Balance at beginning of period               $156    $167    $163
Beginning balance of acquired company          -       13      -
Charged to costs and expenses                 104      71      57
Deductions                                    (82)    (95)    (53)
Sale of subsidiary                            (27)     -       -
                                             ----    ----    ----
Balance at end of period                     $151    $156    $167
                                             ====    ====    ====


NOTE 10 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

     Future minimum lease payments at June 30, 2000 were as follows (in thousands):

                                                 Capital     Operating
                                                 leases       leases
                                                 -------     ---------
Fiscal 2001                                      $  813       $  580
Fiscal 2002                                         679          518
Fiscal 2003                                         451          474
Fiscal 2004                                         342          122
Fiscal 2005                                          54           69
                                                 ------       ------
Total                                             2,339       $1,763
                                                              ======
Less:  Interest expense                            (258)
                                                 ------
Present value of minimum lease payments          $2,081
                                                 ======


     The capitalized cost of the related assets (primarily plant equipment), which are pledged as security under the capital leases, was $3,798,000 and $5,390,000 at June 30, 2000 and 1999, respectively. Accumulated amortization on assets under capital leases amounted to $1,482,000 and $1,803,000 at June
30, 2000 and 1999, respectively.

     Rental expense for operating leases amounted to $756,000, $680,000, and $524,000 for fiscal 2000, 1999 and 1998, respectively.


Government Grants

     Pursuant to government grant agreements with the IDB for Northern
Ireland, the Company's Northern Ireland operating unit has been reimbursed for a portion of qualifying capital expenditures and for certain employment and interest costs. Approximately $228,000 of the government grants received by this operating unit are subject to repayment in the event that it ceases business, permanently discontinues production, or fails to pay to the IDB any amounts due under its mortgage note payable (Note 6). Management does not expect that the Company will be required to repay any grants under these provisions.

Foreign Currency Exposure

     The Company's investment in its Northern Ireland operating unit is represented by operating assets and liabilities denominated in its functional currency of British pounds sterling. In addition, in the normal course of business this operating unit enters into transactions denominated in European currencies other than British pounds sterling. As a result, the Company is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. The Company uses a variety of strategies, including foreign currency forward contracts and internal hedging in an effort to minimize or eliminate foreign currency exchange rate risk associated with substantially all of its foreign currency transactions. Gains and losses on these hedging transactions, which were immaterial for 2000, 1999 and 1998, are generally recorded in earnings in the same period as they are realized, which is usually in the same period as the underlying or originating transactions. The Company does not enter into speculative foreign currency transactions. At June 30, 2000 and 1999, the Company did not have any open foreign currency forward contracts.

Environmental Matters

     The Company is currently involved in certain remediation and investigative studies regarding soil and groundwater contamination at the site of a former printed circuit board manufacturing plant in Anaheim, California which was leased by one of the Company's former subsidiaries, Aeroscientific Corp. Under the terms of a cost sharing agreement entered into several years ago, the remaining costs to be incurred to remediate this site will be borne on a 50-50 basis between the Company and the property owner. At June 30, 2000, the Company had a reserve of $447,000 for future remediation costs. Management, based in part on consultations with outside environmental engineers and scientists, believes that this reserve is adequate to cover its share of future remediation costs at this site. It is possible, however, that these future remediation costs could differ significantly from the estimates, and that the Company's portion could exceed the amount of its reserve. The Company's liability for remediation in excess of its reserve could have a material adverse impact on its business, financial condition and results of operations.



NOTE 11 - BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     As more fully described in Note 2, the Company sold its Northern Ireland operation, which represented a separate segment of the Company's business, and which is shown as a discontinued operation in the consolidated statement of operations and comprehensive income (loss). As such, the Company now operates in a single business segment--the EMS industry.

     The Company's revenues and long-lived assets, net of accumulated depreciation, by geographic area are as follows (in thousands):

                                              Year ended June 30,
                                      ---------------------------------
                                       2000         1999         1998
                                      -------      -------      -------
Revenues:
  United States                       $50,107      $34,247      $23,029
  Northern Ireland                     20,145       16,928       21,661
                                      -------      -------      -------
     Total                            $70,252      $51,175      $44,690
                                      =======      =======      =======

Long-lived assets:
  United States                       $ 5,621      $ 5,898
  Northern Ireland                      2,196        5,430
                                      -------      -------
     Total                            $ 7,817      $11,328
                                      =======      =======

     The Company had sales to three customers which accounted for 15.5%, 13.5% and 10.2% of revenues in fiscal 2000, sales to three customers which accounted for 23.8%, 11.4% and 7.5% of revenues in fiscal 1999, and sales to three customers which accounted for 23.7%, 16.4% and 16.4% of revenues in fiscal 1998.



NOTE 12 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Following is a summary of the quarterly results of operations (in thousands except per share amounts):

                                           Quarters ended
                      -----------------------------------------------------
                       Sep 30     Dec 31      Mar 31     Jun 30      Total
                      --------   --------    --------   --------    -------
Fiscal 2000
-----------
  Revenues             $15,211   $14,441     $19,213    $21,387     $70,252

  Income (loss)
    from continuing
    operations         $   (78)  $   (82)(A) $  (235)   $   161     $  (234)

  Net income (loss)    $   135   $  (702)(A) $  (235)   $   161     $  (641)

  Basic earnings
   (loss) per share    $  0.06   $ (0.31)    $ (0.10)   $  0.07     $ (0.28)

Fiscal 1999
-----------
  Revenues             $12,121   $13,756     $12,219    $13,079     $51,175

  Income (loss)
    from continuing
    operations         $   114   $   117     $   (26)   $(3,039)(B) $(2,834)

  Net income (loss)    $   232   $   207     $    80    $(3,014)(B) $(2,495)

  Basic earnings
   (loss) per share    $  0.14   $  0.12     $  0.05    $ (1.53)    $ (1.41)

(A) Included in the loss from continuing operations and net loss for the three months ended December 31, 1999 is a $350,000 benefit relating to the favorable resolution of certain operating contingencies.

(B) Included in the loss from continuing operations and net loss for the three months ended June 30, 1999 is (i) income tax expense of $1,110,000 to provide for the expected repayment to the IRS of tax refunds that were received in fiscal 1996 which were substantially disallowed in fiscal 1999, and accrued interest thereon of $725,000, as further described in Note 7 herein, and (ii) a provision of $487,000 for excess inventory.


NOTE 13 - LITIGATION

     In October 1999, a lawsuit was filed against the Company by two of its shareholders in the Superior Court of Ventura County, California. The action purports to arise out of the merger of the Company with Jolt in June 1998.
The lawsuit asserts claims against the Company and certain of its present and former officers and directors and an income tax advisor for breach of contract, common law fraud, and violation of the California Corporate
Securities Act.  The lawsuit seeks damages in the amount of $3,500,000.


     Certain individual director or officer defendants have been dismissed or the court has ordered them to be dismissed. The action is now proceeding in discovery against the Company, the remaining officers and directors, and the income tax advisor. No trial date has been set at this time.

     The Company denies the allegations asserted in the lawsuit and is engaged in a vigorous defense of the matter. The Company believes that the plaintiffs' claims lack merit. Consequently, no amounts have been accrued in the consolidated financial statements for the potential outcome of this litigation at this time.

     Although the Company denies the allegations in the matter, there can be no assurance the Company will prevail. An unfavorable result could adversely affect the Company's business, results of operations and/or financial condition.



                  SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                       Market and Dividend Information



     The Company's common shares are traded on Nasdaq Small Cap Market
(ticker symbol "SMTI") and the Pacific Exchange (ticker symbol "SMK").  The
Company transferred its Common Stock listing from the New York Stock Exchange to Nasdaq effective July 1, 1999. The high and low closing sales prices for the Common Stock for the last two fiscal years, as reported by Nasdaq (in fiscal 2000) and the NYSE (in fiscal 1999), are set forth in the following table.

                              Fiscal 2000          Fiscal 1999
                             -------------       ---------------
                             High      Low        High      Low
                             -----    -----      ------    -----
1st Quarter                  $7.38    $3.63      $16.25    $7.50

2nd Quarter                   5.25     3.06       13.75     8.13

3rd Quarter                   4.63     3.63       11.25     6.25

4th Quarter                   4.38     3.00       11.56     5.63

     There were approximately 1,250 stockholders of record at August 15, 2000.

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




                SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                DIRECTORS, EXECUTIVE OFFICERS, OPERATING UNITS
                       AND OTHER CORPORATE INFORMATION





DIRECTORS                            EXECUTIVE OFFICERS
=========                            ==================
Clay M. Biddinger                    Gregory L. Horton
Chief Executive Officer              President and Chief Executive Officer
CMB Capital, LLC
Tampa, Florida                       Richard K. Vitelle
                                     Vice President - Finance and
James P. Burgess                     Administration, Chief Financial Officer,
Vice President                       and Treasurer
Trilogy Marketing Inc.
Naples, Florida                      George R. Weatherford
                                     Vice President - Operations
Gregory L. Horton
Chairman of the Board,               Mitchell J. Freedman
President and Chief                  General Counsel and Secretary
Executive Officer
SMTEK International, Inc.

Bruce E. Kanter
Management Consultant
Thousand Oaks, California

Oscar B. Marx, III                   OPERATING UNITS
President and CEO,                   ===============
TMW Enterprises, Inc.                SMTEK Thousand Oaks
Troy, Michigan                       Thousand Oaks, California

                                     SMTEK San Diego
LEGAL COUNSEL                        San Diego, California
=============
Gibson, Dunn & Crutcher LLP          Jolt Technology, Inc.
Irvine, California                   Fort Lauderdale, Florida

INDEPENDENT AUDITORS                 SMTEK Europe, Ltd.
====================                 Craigavon, Northern Ireland
KPMG LLP                             United Kingdom
Los Angeles, California

INVESTOR RELATIONS COUNSEL           TRANSFER AGENT & REGISTRAR
==========================           ==========================
Foley/Freisleben LLC                 American Stock Transfer &
Los Angeles, California               Trust Company
                                     40 Wall Street
                                     New York, New York  10005


