Form 10-K, Exhibit 13
period 2002-06-30
SMTEK INTERNATIONAL INC
filed 2002-09-26
CIK 26987

DESCRIPTION OF BUSINESS

     SMTEK International, Inc. (the "Company," "we," "us" or "our") is an electronics manufacturing services ("EMS") provider to original equipment manufacturers ("OEMs") primarily in the industrial and instrumentation, medical, telecommunications, security, financial services automation and aerospace and defense industries. We provide integrated solutions to OEMs across the entire product life cycle, from design to manufacturing to end-of-life services, for the worldwide low-to-medium volume, high complexity segment of the EMS industry.

     We have seven wholly owned subsidiaries: SMTEK, Inc. (dba SMTEK Moorpark), located in Moorpark, California; Technetics, Inc. (dba SMTEK San Diego), located in Poway, California; Jolt Technology, Inc. (aka SMTEK Fort Lauderdale), located in Fort Lauderdale, Florida; SMTEK Europe Limited, located in Craigavon, Northern Ireland; SMTEK New England, located in Marlborough, Massachusetts; SMTEK Santa Clara, located in Santa Clara, California; and SMTEK International Thailand Limited, located in Ayutthya, Thailand.





LETTER TO STOCKHOLDERS

Dear Shareholder:

     It has been a challenging year for SMTEK International, Inc. We completed an acquisition and have continued to weather a significant downturn in the EMS (electronic manufacturing services) industry. Concurrent with our increase in capacity, a slowdown in our customers' current demand has challenged both the top line and bottom line. I believe the SMTEK team is poised to overcome the adversity and turn SMTEK into a leader of our segment in the EMS industry. I am honored to lead such a talented team in addressing and tackling the challenges that are ahead of us.

     The timing of SMTEK's revenue decline occurred just as we were strategically committed to increasing our capacity, indicative with the following moves: 1) our San Diego facility more than doubled production capability by moving into a new 45,000 square foot facility and purchasing new equipment; 2) SMTEK purchased certain assets of Century Manufacturing, Inc. out of bankruptcy court and immediately opened three new facilities; and
3) our Thousand Oaks facility moved into a new 115,000 square foot facility in Moorpark, California, almost tripling its manufacturing footprint.

     Currently, SMTEK has seven facilities on three continents with over 360,000 square feet to service our customers. Although our expansion moves have contributed to a portion of our losses for the fiscal year, we are excited about the possibilities of such an attractive strategic footprint only found in much larger EMS companies. Additionally, our ability to meet any type of ramp up in revenue will come at a nominal price as it relates to infrastructure and capital expenditures.

     Our revenue for the year ended June 2002 was $74.2 million compared to $91.1 million in the prior year. Gross profit for the year was $5.5 million compared to $11.1 million in the prior year. SMTEK incurred a net loss of $6.0 million compared to net income of $1.8 million in the prior year. Backlog at the end of fiscal year 2002 was $45.4 million compared to backlog of $59.0 million in fiscal year 2001. SMTEK's balance sheet held up relatively well in a financially challenging year. Prudent management of the working capital resulted in the generation of approximately $6 million of cash driven mainly by approximately 25 percent reduction in inventory (even after the Century acquisition of over $1 million in inventory) and a dramatic improvement in the cash conversion cycle (accounts receivable days outstanding plus inventory days less accounts payable days). SMTEK's current ratio remains positive at 1.3 to 1.

     My immediate goal is to fill up our facilities with business and utilize the assets we have heavily invested in. Although I am encouraged by the short-term results in this objective, we have a long way to go to achieve consistent, profitable and strategically congruent business in each of our facilities. Regardless, we will not shy away from making a tough decision to consolidate a facility or close one if we do not believe we can achieve a satisfactory rate of return in a reasonable timeframe. In the past few months, we have seen an uptick in bookings, which we believe is due to our development of a target customer profile and aggressively pursuing that type of customer. SMTEK's customer profile tends to be relatively diversified with services rendered in the medical, industrial and instrumentation, telecommunications, security, financial services automation and aerospace/defense industries. SMTEK will continue to focus on low-to-medium volume with a slant towards more complex board production. A major change, however, is that we will exploit our relationships with current customers and take advantage of our multi-facility offering to achieve greater penetration in our preferred customer base.

     SMTEK will focus a tremendous amount of attention towards the mantra of "the power of one." The word "power" has many definitions but I prefer to use the following; the ability to perform effectively. The word "one" can be defined as being a single entity of the same kind of quality. These definitions provide the backdrop of what I truly believe will make SMTEK successful. Although we have many facilities and different capabilities in each of them, we will operate as one equivalent entity in the eyes of our customers. Recently we have been committed to ensure that all of our operating units effectively communicate and transfer data to each other to take advantage of what each of them have to offer to the other. To that end, we have also established national agreements with certain suppliers to improve pricing and delivery services based on larger volume orders. Our sales effort has also become more of a joint effort at selling SMTEK as one offering as opposed to seven separate entities. Additionally, we believe we have a lot more to offer a customer when we can include the expertise and talent of all of our employees instead of just one of our facility's capabilities. And I think our customers like it. Essentially, we are determined to cross pollinate any concept or process into all of our facilities to take advantage of what is good in SMTEK.

     In closing, I would like to thank you, the shareholders, for your support as the entire SMTEK team and I begin our journey into an exciting new year filled with challenges and opportunities.

Yours very truly,


/s/ Edward J. Smith

Edward J. Smith
President and CEO
SMTEK International, Inc.


                     SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data for the years ended June 30, 1998 through 2002 set forth below are derived from our consolidated financial statements and notes thereto. The consolidated balance sheets as of June 30, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended June 30, 2002, appear elsewhere in this Report. The Selected Consolidated Financial Data are qualified in their entirety by reference to, and should be read in conjunction with, the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

                    SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                           FIVE-YEAR FINANCIAL SUMMARY
                     (In thousands except per share amounts)

                                             Year ended June 30,
                                 -------------------------------------------
OPERATING DATA                    2002     2001     2000     1999     1998
                                 -------  -------  -------  -------  -------
Revenues                         $74,222  $91,148  $70,252  $51,175  $44,690
Cost of goods sold                68,762   80,060   62,260   44,605   37,392
                                 -------  -------  -------  -------  -------
Gross profit                       5,460   11,088    7,992    6,570    7,298
                                 -------  -------  -------  -------  -------
Operating expenses:
  Administrative and selling      10,657    7,141    5,783    5,375    4,564
  Goodwill amortization               37      670    1,304    1,284    1,268
  Acquisition expenses                59      -        -        -        609
                                 -------  -------  -------  -------  -------
Total operating expenses          10,753    7,811    7,087    6,659    6,441
                                 -------  -------  -------  -------  -------
Operating income (loss)           (5,293)   3,277      905      (89)     857
                                 -------  -------  -------  -------  -------
Non-operating income (expense):
  Interest income                     12       26      166       96       47
  Interest expense                (1,212)  (1,463)  (1,057)  (1,700)  (1,113)
  Other income (expense), net        284      (84)    (148)      61      (76)
                                 -------  -------  -------  -------  -------
Total non-operating expense         (916)  (1,521)  (1,039)  (1,543)  (1,142)
                                 -------  -------  -------  -------  -------
Income (loss) from continuing
 operations before income taxes   (6,209)   1,756     (134)  (1,632)    (285)

Income tax provision (benefit)      (225)     (42)     100    1,202      -
                                 -------  -------  -------  -------  -------
Income (loss) from
 continuing operations            (5,984)   1,798     (234)  (2,834)    (285)

Income from discontinued
  operations, net of tax             -        -        254      339      778

Loss on sale of discontinued
  operations, net of tax             -        -       (661)     -        -
                                 -------  -------  -------  -------  -------
Net income (loss)                $(5,984) $ 1,798  $  (641) $(2,495) $   493
                                 =======  =======  =======  =======  =======

                    SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                           FIVE-YEAR FINANCIAL SUMMARY
                     (In thousands except per share amounts)
                                   (Continued)

                                             Year ended June 30,
                                 -------------------------------------------
OPERATING DATA                    2002     2001     2000     1999     1998
 (Continued)                     -------  -------  -------  -------  -------
Basic earnings (loss)
 per share:
   Income (loss) from
     continuing operations       $ (2.62) $  0.79  $ (0.10) $ (1.60) $ (0.20)
   Income from discontinued
     operations                      -         -      0.11     0.19     0.54
   Loss on sale of
     discontinued operations         -         -     (0.29)      -        -
                                 -------  -------  -------  -------  -------
     Basic earnings (loss)
       per share                 $ (2.62) $  0.79  $ (0.28) $ (1.41) $  0.34
                                 =======  =======  =======  =======  =======

Diluted earnings (loss)
 per share:
   Income (loss) from
     continuing operations       $ (2.62) $  0.76  $ (0.10) $ (1.60) $ (0.20)
   Income from discontinued
     operations                       -        -      0.11     0.19     0.54
   Loss on sale of
     discontinued operations          -        -     (0.29)     -        -
                                 -------  -------  -------  -------  -------
     Diluted earnings (loss)
       per share                 $ (2.62) $  0.76  $ (0.28) $ (1.41) $  0.34
                                 =======  =======  =======  =======  =======

                                             Year ended June 30,
                                 -------------------------------------------
BALANCE SHEET DATA                2002     2001     2000     1999     1998
                                 -------  -------  -------  -------  -------
Current assets                   $25,253  $27,672  $30,429  $27,854  $21,505

Current liabilities              $19,338  $14,294  $24,056  $23,042  $17,060

Working capital                  $ 5,915  $13,378  $ 6,373  $ 4,812  $ 4,445

Current ratio                        1.3      1.9      1.3      1.2      1.3

Total assets                     $34,834  $35,932  $38,528  $39,499  $31,802

Long-term debt                   $10,071  $10,418  $ 4,997  $ 7,153  $ 7,186

Stockholders' equity             $ 5,425  $11,220  $ 9,475  $ 9,304  $ 7,556

Equity per share                 $  2.38  $  4.92  $  4.17  $  4.10  $  4.43

Shares outstanding (000s)          2,284    2,282    2,272    2,267    1,704

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


BASIS OF PRESENTATION

     We utilize a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 2002, 2001 and 2000, fell on June 28, June 29, and June 30, respectively. In the accompanying consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation. Fiscal years 2002, 2001 and 2000 each consisted of 52 weeks.

     As more fully described in the accompanying consolidated financial statements and notes thereto, on October 24, 2001, we completed a transaction to purchase certain assets, but not assume any liabilities, of Century Electronics Manufacturing, Inc. ("Century"), an EMS company that filed for bankruptcy. As part of this transaction, we also purchased substantially all of the common stock of Century's subsidiary in Thailand. The aggregate purchase price of this transaction was approximately $3.2 million.

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Report.


CRITICAL ACCOUNTING POLICIES

     In response to SEC Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified our most critical accounting policies that require significant management judgment or involve complex estimates upon which our financial status depends. The information that follows describes specific disclosures about our accounting policies regarding risks, estimates, subjective decisions, or assessments that materially different results of operations and financial condition could have been reported had different assumptions been used or different conditions existed.

     REVENUE AND COST RECOGNITION--We recognize revenues and cost of sales upon shipment of products except at our Moorpark subsidiary which has historically used the percentage of completion method to recognize revenues and cost of sales on certain of its long-term contracts with suppliers of electronic components and products. Percentage of completion is determined on the basis of costs incurred to total estimated costs. Contract costs include direct material and direct labor costs and those indirect costs related to the assembly process, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling and administrative costs are charged to expense as incurred. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged to cost of goods sold. Other changes in contract price and estimates of costs and profits at completion are recognized prospectively. A change in our estimate of costs to complete could result in lower earnings than currently recorded. A portion of the asset "costs and estimated earnings in excess of billings on uncompleted contracts" contains revenues recognized in excess of amounts billed.

     During fiscal 2002, our Moorpark facility entered into sales contracts consistent with our other locations, and as such, recognizes revenue on these new arrangements upon shipment of products rather than on a percentage of completion method. As a result, during fiscal 2002, the Moorpark facility was recognizing revenue upon shipment of products as well as under the percentage of completion method. At June 30, 2002 there were no existing sales contracts with customers under the percentage of completion method of accounting.

     ACCOUNTS RECEIVABLE--We perform ongoing credit evaluations of our customers and adjust credit limits based upon each customer's payment history and current credit worthiness, as determined by credit information available at that time. We continuously monitor collections and payments from our customers and we maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     INVENTORIES--Inventories are stated at the lower of cost or net realizable value, with cost determined principally by use of the first-in, first-out method. We write down inventory for slow-moving and obsolete inventory based on assessments of future demands, market conditions and customers who may be experiencing financial difficulties. If these factors are less favorable than those projected, additional inventory write downs may be required.

     LONG-LIVED ASSETS--Property, equipment and improvements are stated at cost. Depreciation and amortization are computed on the straight-line method. The principal estimated useful lives are: buildings - 20 years; improvements - 5 to 10 years; and plant, office and other equipment - 3 to 7 years. Property, equipment and improvements acquired by our Northern Ireland operating unit are recorded net of capital grants received from the Industrial Development Board ("IDB") for Northern Ireland. Goodwill represents the excess of acquisition cost over the fair value of net assets of a purchased business, and is being amortized over 5 to 15 years through June 30, 2002. Amortization of goodwill will cease on July 1, 2002 when we adopt Statement of Financial Accounting Standards ("SFAS") No. 142 (see section entitled "Recent Accounting Pronouncements"). The recoverability of long-lived assets is evaluated whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and if future undiscounted cash flows expected to result from the use of such assets are believed insufficient to recover the carrying value of the asset, the carrying value is written down to fair value in the period the impairment is identified. Factors we consider important which could trigger an impairment review include, but are not limited to, the following:

     - the asset's ability to continue to generate income;

     - loss of legal ownership or title to the asset;

     - significant changes in our strategic business objectives and utilization of the asset;

     - the impact of significant negative industry or economic trends; or

     - significant decrease in the market value of the asset



RESULTS OF OPERATIONS

     The following table sets forth our comparative revenues and other operating data as percentages of revenues:

                                                    Year Ended June 30,
                                                ----------------------------
                                                 2002       2001       2000
                                                ------     ------     ------
Revenues                                        100.0%     100.0%     100.0%
Cost of goods sold                               92.6       87.8       88.6
                                                -----      -----      -----
Gross profit                                      7.4       12.2       11.4

Administrative and selling expenses              14.5        7.8        8.2
Goodwill amortization                              -         0.8        1.9
                                                -----      -----      -----
Operating income (loss)                          (7.1)       3.6        1.3

Net interest expense                             (1.6)      (1.6)      (1.3)
Other income (expense), net                       0.3       (0.1)      (0.2)
                                                -----      -----      -----
Income (loss) from continuing operations
  before income taxes                            (8.4)       1.9       (0.2)
Income tax provision (benefit)                   (0.3)      (0.1)       0.1
                                                -----      -----      -----
Income (loss) from continuing operations         (8.1)       2.0       (0.3)
Loss from discontinued operations                  -          -        (0.6)
                                                -----      -----      -----
Net income (loss)                                (8.1)%      2.0%      (0.9)%
                                                =====      =====      =====


FISCAL 2002 VS. 2001

     Consolidated revenues for fiscal 2002 were $74.2 million compared to $91.1 million for fiscal 2001, a decrease of 19%. The decrease in revenue was primarily due to reduced demand for our services, reflecting the current downward economic and EMS market trends in the United States. During fiscal 2002, our Moorpark facility entered into sales contracts consistent with our other locations, and as such, recognizes revenue on these new arrangements upon shipment of products rather than on the percentage of completion method. Starting in the third quarter of fiscal 2001, existing customers began to defer shipments, and some cancelled orders.

     Consolidated gross profit for fiscal 2002 was $5.5 million (7.4% of sales) compared to $11.1 million (12.2% of sales) for fiscal 2001. Gross profit for fiscal 2002 was positively impacted by the benefit received from inventory used that was purchased at a discount from the bankruptcy of Century. Excluding the positive impact from these reduced inventory costs, we estimate that the consolidated gross profit for fiscal 2002 would have been approximately $4.3 million (5.7% of sales). We do not anticipate any additional benefit to gross margin in the future from this inventory. The decrease in gross profit and gross profit margin, excluding the purchase benefit, was due to several factors. Revenues have been declining at a faster rate than the decline in cost of sales, as fixed costs have been spread over a smaller volume of production and we have recorded a $550,000 inventory write down for excess/slow moving materials during fiscal 2002.

     Administrative and selling expenses for fiscal 2002 were $10.7 million compared to $7.1 million for fiscal 2001. The increase was due to selling and administrative expenses incurred in our new facilities, the expansion of our managerial and administrative staff during fiscal 2001 caused by our growth during fiscal 2001, the recognition of a $342,000 bad debt provision, the recognition of $575,000 of severance expenses, the recognition of a $785,000 loss related to the lease at our former Thousand Oaks facility and relocation expenses relating to the transition to our new San Diego and Moorpark facilities.

     Goodwill amortization for fiscal 2002 was $37,000 compared to $670,000 for fiscal 2001. The reduction occurred because we had fully amortized, as of December 31, 2000, the goodwill of $6.3 million, which arose from our acquisition of SMTEK, Inc. in January 1996.

     Total non-operating expense for fiscal 2002 was $916,000 compared to $1.5 million for fiscal 2001. The primary reason for this decrease was due to a net gain on sale of assets of $196,000 during fiscal 2002 and the decrease in interest expense as a result of lower average interest rates and lower levels of debt outstanding during fiscal 2002 as compared to fiscal 2001.

     We had an income tax benefit of $225,000 for fiscal 2002 compared to an income tax benefit of $42,000 for fiscal 2001. Fiscal 2002 reflects a $164,000 income tax benefit resulting from passage of the 2002 Stimulus Package providing for the recovery of our alternative minimum taxes paid in fiscal years 2000 and 2001 and a refund of $78,000 from the state of California for fiscal 2001. Without these items, we would have reported an income tax expense of $17,000 for fiscal 2002. Fiscal 2001 reflects a $218,000 income tax benefit resulting from a reduction of a recorded liability for a federal tax assessment related to prior years as discussed in
Note 6 to the accompanying consolidated financial statements. Without this item, we would have reported an income tax provision of $176,000 in fiscal 2001. Our tax rate is lower than the statutory income tax rates due to the utilization of federal and state net operating loss carryforwards. During fiscal year 2001, we had utilized a majority of our California state net operating loss carryforwards, however, this ceased during fiscal year 2002 as we have incurred operating losses. Based on the level of historical losses, management believes that it does not have the basis to conclude that it is more likely than not that the deferred tax assets will be realized, and therefore, has recorded a 100% valuation allowance to offset the net deferred assets.

     The net loss for fiscal 2002 was $6.0 million, or $2.62 loss per diluted share compared to net income of $1.8 million for fiscal 2001, or $0.76 per diluted share. This decrease was primarily due to lower revenues and higher administrative and selling expenses, slightly offset by lower cost of sales, goodwill amortization and non-operating expense.


FISCAL 2001 VS. 2000

     Consolidated revenues for fiscal 2001 were $91.1 million compared to $70.3 million for fiscal 2000, an increase of approximately 30%. The increase in revenues was primarily due to an increase in business with our key customers.

     Consolidated gross profit for fiscal 2001 was $11.1 million (12.2% of sales) compared to $8.0 million (11.4% of sales) for fiscal 2000. The gross profit and gross margin improvement was attributable primarily to the revenue growth in fiscal 2001 compared to fiscal 2000, which caused fixed costs absorption to be spread over a larger volume of production. In addition, certain production changes were made, and the decline in materials pricing, have reduced costs. These changes had a positive impact on our gross profit and gross margin.

     Administrative and selling expenses increased 23% to $7.1 million for fiscal 2001 compared to $5.8 million for fiscal 2000. The increase was due primarily to expansion of our managerial and administrative staff and an increase in the allowance for doubtful accounts. However as a percentage of sales, administrative and selling expenses decreased to 7.8% in fiscal 2001 from 8.2% in fiscal 2000, due mainly to our growth in revenues.

     Goodwill amortization decreased to $670,000 for fiscal 2001 from $1.3 million for fiscal 2000. The reduction occurred because we had fully amortized, as of December 31, 2000, the goodwill of $6.3 million, which arose from our acquisition of our Thousand Oaks subsidiary in January 1996.

     Total non-operating expense was $1.5 million for fiscal 2001 compared to $1.0 million for fiscal 2000. The primary reason for this increase was due to an increase in total interest expense. Total interest expense was $1.5 million for fiscal 2001 compared to $1.1 million for fiscal 2000. There are two reasons for the increased interest expense. First, we had higher line of credit borrowings due mainly to our growth, and an increased need for working capital, principally in higher inventory levels. Second, the average interest rates on our new equipment notes and leases entered into during the beginning of fiscal year 2001, ranged from 7.9% to 9.4%, were higher on average than fiscal 2000, with interest rates ranging from 6.5% to 8.4%.

     We had an income tax benefit of $42,000 in fiscal 2001 compared to income tax expense of $100,000 for fiscal 2000. As discussed above, the fiscal 2001 income tax benefit of $218,000 resulting from the reduction of the recorded liability for a federal tax assessment related to prior years. Without this, we would have reported an income tax provision of $176,000 compared to an income tax provision of $100,000 in fiscal 2000. The income tax expense for fiscal 2000 consists of Florida state income tax, as well as U.S. federal and California alternative minimum income taxes. The income tax provision amounts, after taking into account the nondeductibility of the goodwill amortization, are less than the statutory income tax rates due to the utilization of federal net operating loss carryforwards.

     Income from continuing operations was $1.8 million for fiscal 2001, or $0.76 per diluted share, compared to a loss from continuing operations in fiscal 2000 of $234,000, or $0.10 per diluted share. The improvement was due to increased gross profit which, was partially offset by increases in administrative and selling expenses and interest expense.


RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as for all purchase method business combinations completed after June 30, 2001. In addition, SFAS No. 141 specifies the criteria for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. We have adopted SFAS No. 141.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment, at least annually, in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and SFAS No. 144 (see below) upon adoption. We will adopt SFAS No. 142 as of July 1, 2002. We are assessing the impact of SFAS No. 142.

     In October 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The primary objectives of SFAS No. 144 were to develop one accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale and to address other significant implementation issues. While SFAS No. 144 supersedes SFAS No. 121, it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We will adopt SFAS No. 144 as of July 1, 2002. We are assessing the impact of SFAS No. 144.

     In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. We do not expect the adoption of SFAS No. 146 will have a material impact on our financial position or results of operations.


LIQUIDITY AND CAPITAL RESOURCES

     Our primary sources of liquidity are our cash and cash equivalents, which amounted to $816,000 at the end of fiscal 2002, and amounts available under our bank lines of credit, which provided approximately $4.1 million of availability in excess of current borrowings at June 30, 2002. During fiscal 2002, cash and cash equivalents increased by $592,000. This increase resulted from cash provided by operations of $2.8 million and net proceeds from financing of $1.5 million, offset by $3.9 million for capital expenditures, inclusive of the purchased Century assets.

     Net cash provided by operating activities of $2.8 million for fiscal 2002 was attributable to a decrease of $8.0 million in costs and estimated earnings in excess of billings on uncompleted contracts and an increase in accounts payable of $1.9 million, offset by an increase in inventories of $3.9 million and a net loss of $6.0 million.

     Net cash used in investing activities was $3.7 million for fiscal 2002 compared to net cash used in investing activities of $487,000 for fiscal 2001. We utilized cash of $3.9 million and $506,000 for capital expenditures for fiscal 2002 and 2001, respectively. Amounts financed by notes payable and capital leases were approximately $2.5 million and $2.6 million for fiscal 2002 and 2001, respectively, inclusive of $1.3 million for the purchase of Century assets in fiscal 2002. In addition, in fiscal 2002, we utilized cash of $129,000 to purchase the common stock of Century's subsidiary in Thailand. Our subsidiaries require continuing investment in plant and equipment to remain competitive as technology evolves and to increase production capacity to accommodate business growth and expansion.

     Net cash provided by financing activities was $1.5 million for fiscal 2002 compared to cash used in financing activities of $3.0 million for fiscal 2001. As discussed further in Note 5 to the notes to the consolidated financial statements, we have bank lines of credit to finance the working capital requirements of our domestic and foreign operations. At June 30, 2002, we had approximately $4.1 million available to borrow under our revolving bank lines of credit.

     At June 30, 2002, we have a credit facility for our domestic operating units, which consisted of an $11 million working capital line secured by accounts receivable, inventory and equipment. Borrowings under the credit agreement bear interest at either the bank's prime rate (4.75% at June 30, 2002) plus 0.50% or a Eurodollar-base rate (1.86% at June 30, 2002) plus 3.25%. At June 30, 2002, borrowings outstanding under this credit facility amounted to $4.0 million and the effective weighted average interest rate was 5.16%. The line of credit agreement contains certain financial covenants, with which we were in compliance at June 30, 2002 (see also discussion below). Our available borrowing capacity as of June 30, 2002 was approximately $4.1 million. This credit facility matures September 25, 2003.

     At December 31, 2001, we violated certain covenants in our domestic line of credit agreement with our bank. In February 2002, the bank waived these covenant violations. At March 31, 2002, we violated certain covenants in our domestic line of credit agreement. In May 2002, the bank either removed or amended the related restricted covenants in an amendment to the credit agreement. At June 30, 2002, we were in compliance with the amended covenants to the credit agreement. In anticipation of future projected covenant violations, during September 2002, we amended the May 2002 covenants with the bank. Under the terms of this new amendment, our interest rates have been amended to the bank's prime rate plus 0.75%, or a Eurodollar-base rate plus 3.50%. In addition, had the provisions of the September amendment been in effect at June 30, 2002, our availability would have been $3.5 million at June 30, 2002. In the event of default under our line of credit agreement, any and all outstanding borrowings would be immediately due and payable.

     In addition, during fiscal 2002 we have borrowed $1.6 million on our equipment line of credit to finance our capital expenditures. At June 30, 2002, the balance outstanding was $1.1 million. This advance has a maturity date of October 24, 2006. Interest is at either the bank's prime rate plus 0.50% or at a Eurodollar-base rate plus 3.25%. The effective weighted average interest rate was 5.12% at June 30, 2002. Additional advances under our equipment line of credit will not be available to us until a review by the bank at a future date.

     We anticipate that additional expenditures of as much as $1.0 million may be incurred during fiscal 2003, primarily to improve production efficiency at all our subsidiaries. A substantial portion of these capital expenditures are expected to be financed by our line of credit or other notes/leases payable.

     We also have a credit facility agreement with Ulster Bank Markets for our Northern Ireland operating company. This agreement consists of an accounts receivable revolver, with maximum borrowings equal to the lesser of 75% of eligible receivables or 2,500,000 British pounds sterling (approximately $3,825,000 at June 30, 2002), and bears interest at the bank's base rate (4.00% at June 30, 2002) plus 2.00%. At June 30, 2002, borrowings outstanding under this credit facility amounted to approximately $3.2 million and there was nominal available borrowing capacity. The credit facility agreement with Ulster Bank Markets expires November 30, 2002.

     At June 30, 2002, the aggregate amounts of minimum maturities of long-term debt, capital lease obligations and operating lease obligations are as follows (in thousands):

                       Long-Term Debt            Operating
                     and Capital Leases            Leases
                     ------------------          ---------
     Fiscal 2003           $2,527                 $ 2,569
     Fiscal 2004            1,684                   2,609
     Fiscal 2005            1,399                   2,443
     Fiscal 2006              639                   2,022
     Fiscal 2007              204                   2,034
     Thereafter             2,140                   8,476
                           ------                 -------
                           $8,593                 $20,153
                           ======                 =======

     In July 2002, we entered into a $900 per month vehicle lease which terminates in June 2006. Also in July 2002, our Thailand operation renewed their facility lease for a two year term, which terminates in August 2004. Monthly payments are approximately $8,000 a month.

     At June 30, 2002, the ratio of current assets to current liabilities was
1.3 to 1.0 compared to 1.9 to 1.0 at June 30, 2001. The decrease in the working capital ratio was due to decreases in our cost and estimated earnings in excess of billings balance offset by increases in our inventory, accounts payable and working capital line of credit balances. At June 30, 2002, we had $5.9 million of working capital. At June 30, 2002, we had long-term borrowings of $10.1 million compared to $10.4 million at June 30, 2001.

     SMTEK San Diego moved into a new leased facility in Poway, California, near the city of San Diego, on July 16, 2001. The new facility is approximately 45,000 square feet. The former facility was located in El Cajon, another city near San Diego. The former facility was approximately 20,000 square feet. On October 8, 2001, the landlord for the El Cajon facility released SMTEK San Diego from its lease for that facility.

     As a result of the acquisition of Century assets, we entered into an eight year lease of a 69,400 square foot facility in Marlborough, Massachusetts and we also entered into a seven month lease, subject to an option for a long-term extension, of a 44,700 square foot facility in Santa Clara, California. The current month base rents are approximately $33,000 and $32,000 for Marlborough and Santa Clara, respectively.

     SMTEK Moorpark has moved to a remodeled facility in Moorpark, California, from its former location in Thousand Oaks. The Thousand Oaks building is being marketed for a subtenant. This lease does not expire until May 31, 2004. We currently expect to sublease the Thousand Oaks building.
If we are unable to find a subtenant, we will be responsible for cost and expenses associated with holding a vacant building in addition to amounts under the lease agreements. During fiscal 2002, we recognized approximately $785,000 in administrative and selling expenses related to the write off of leasehold improvements and holding expenses related to the maintenance of the now vacant building. Monthly rent for the Thousand Oaks building is approximately $35,000.

     As more fully described in Note 6 to the notes to our consolidated financial statements, we have a federal tax assessment liability of approximately $1.1 million and a related accrued interest liability of approximately $1.1 million, which reflect the results of a settlement with the IRS Appeals Division in December 2001. We are currently seeking an installment payment plan with the IRS.

     On October 24, 2001, we completed a transaction to purchase certain assets, but did not assume liabilities, of Century, an EMS company that filed for bankruptcy. As part of this transaction, we also purchased substantially all of the common stock of Century's subsidiary in Thailand. The aggregate purchase price was approximately $3.2 million in cash and was funded by our bank lines of credit. Approximately $1.5 million was funded by our domestic working capital line of credit and approximately $1.6 million was funded by our equipment line of credit.

     Specifically, we purchased from Century certain equipment and machinery for approximately $1.4 million and inventory for approximately $900,000. We have and will continue to use some of the purchased assets at our other locations. We negotiated new facility leases in Marlborough, Massachusetts and Santa Clara, California and began operations in Marlborough and Santa Clara in connection with the purchase of these assets. Also, as part of the Century agreement we purchased the common stock of the Century subsidiary in Thailand for approximately $900,000.

     There can be no assurance that the equipment, machinery and inventory purchased will be productive or useful to us. If we have to sell such equipment, machinery or inventory, we can give no assurance that there will be sufficient value received by us. There also can be no assurance that the common stock of the Thailand operation will have significant value if the foreign operation is not profitable in the future.

     We may not be able to successfully integrate the new facilities and operations into our overall business. We may not secure sufficient business in the facilities being opened in New England, Santa Clara and Thailand. Also, our debt-to-equity ratio may be adversely affected if the new facilities continue to not be profitable or cash flow positive. If any adverse event related to these additional risk factors arising out of the Century transaction, or the concurrent development of our facilities, occurs, either alone, in conjunction with each other or in conjunction with one or more of the risk factors identified in our other filings with the SEC, there could be an adverse result in our operations or financial condition.

     We may continue to experience an adverse effect on our operating results and in our financial condition if current economic conditions continue for an extended period of time, despite our cost reduction measures and efficiency improvements made at our operating subsidiaries. For further discussion, see section entitled "Risk Factors That May Affect Your Decision to Invest In Us" in our 2002 Form 10-K.

     Management believes that our cash resources, cash from operations and available borrowing capacity on our working capital lines of credit are sufficient to fund operations for at least the next 12 months.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our financial instruments include cash and cash equivalents, accounts receivable, and short-term and long-term debt. At June 30, 2002, the carrying amount of long-term debt (including the current portion thereof but excluding the bank lines of credit) was $8.6 million and the fair value was $8.1 million. The carrying values of our other financial instruments approximated their fair values. The fair value of our financial instruments is estimated based on quoted market prices for the same or similar issues. See Note 5 to the accompanying consolidated financial statements for maturities of long-term debt for the next five years. A change in interest rates of one percent would result in an annual impact on interest expense of approximately $100,000.

     It is our policy not to enter into derivative financial instruments for speculative purposes. We may, from time to time, enter into foreign currency forward exchange contracts in an effort to protect us from adverse currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with banks believed to be creditworthy and are denominated in currencies of major industrial countries. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," all derivative financial instruments are measured at fair value and are recognized as either assets or liabilities in the balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative financial instrument is designated as a hedge and, if so, the type of hedge. Changes in fair value are recognized in current results of operations for fair value hedges and in other comprehensive income for cash flow hedges. Derivative financial instruments not qualifying for hedge accounting treatment under SFAS No. 133 are recognized as assets or liabilities with gains or losses recognized in current results of operations. At June 30, 2002 we had forward foreign currency contracts to sell $1.3 million for approximately 870,000 British pounds sterling between July 12, 2002 through December 24, 2002. The U.S. dollar to British pounds sterling exchange rate at June 30, 2002 was 1.53. These forward foreign currency contracts are designated as cash flow hedge instruments. In accordance with SFAS No. 133, we recognized a gain of $72,000 in other comprehensive income at June 30, 2002, related to these contracts.

     Our operations consists of investments in foreign operating units. Our foreign subsidiaries represent approximately 15% of our revenues and 26% of our total assets. As a result, our financial results have been and may continue to be affected by changes in foreign currency exchange rates.



                           INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
SMTEK International, Inc.:

We have audited the accompanying consolidated balance sheets of SMTEK International, Inc. and subsidiaries ("the Company") as of June 30, 2002 and 2001, and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income (loss) for each of the years in the three-year period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SMTEK International, Inc. and subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.




/s/ KPMG LLP


Los Angeles, California
August 16, 2002,
except for the third
paragraph of note 5
to the consolidated
financial statements,
which is as of
September 25, 2002



                    SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                              Consolidated Balance Sheets
                          (In thousands except share amounts)

                                                                       June 30,
                                                               ----------------------
                                                                  2002         2001
                                                               ---------    ---------
             Assets
Current assets:
   Cash and cash equivalents                                   $    816     $    224
   Accounts receivable, less allowance
     for doubtful accounts of $380 and $407
     in 2002 and 2001, respectively                              12,351       11,905
   Costs and estimated earnings in excess
     of billings on uncompleted contracts                           -          7,965
   Inventories, net                                              11,223        6,833
   Prepaid expenses                                                 863          745
                                                               --------     --------
          Total current assets                                   25,253       27,672
                                                               --------     --------
Property, equipment and improvements, net of
   accumulated depreciation and amortization                      8,809        7,319
Other assets                                                        772          941
                                                               --------     --------
                                                               $ 34,834     $ 35,932
                                                               ========     ========
    Liabilities and Stockholders' Equity
Current liabilities:
   Current portion of bank lines of credit payable             $  3,223     $  1,468
   Current portion of long-term debt                              2,527        2,109
   Accounts payable                                               8,652        6,161
   Income taxes payable                                             859        1,128
   Other accrued liabilities                                      4,077        3,428
                                                               --------     --------
          Total current liabilities                              19,338       14,294
                                                               --------     --------
Long-term liabilities:
   Long-term bank lines of credit payable                         4,005        4,638
   Long-term debt                                                 6,066        5,780
                                                               --------     --------
          Total long-term liabilities                            10,071       10,418
                                                               --------     --------
Commitments and contingencies

Stockholders' equity:
   Preferred stock, $1 par value;  1,000,000 shares
    authorized; no shares issued or outstanding                     -            -
   Common Stock, $.01 par value; 3,750,000 shares
    authorized; 2,284,343 and 2,282,339 shares issued
    and outstanding in 2002 and 2001, respectively                   23           23
   Additional paid-in capital                                    37,028       37,018
   Accumulated deficit                                          (31,616)     (25,632)
   Accumulated other comprehensive loss                             (10)        (189)
                                                               --------     --------
          Total stockholders' equity                              5,425       11,220
                                                               --------     --------
                                                               $ 34,834     $ 35,932
                                                               ========     ========

            See accompanying notes to consolidated financial statements.

                       SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         Consolidated Statements of Operations
                        (In thousands except per share amounts)

                                                     Year ended June 30,
                                                ------------------------------
                                                  2002       2001       2000
                                                --------   --------   --------
Revenues                                        $74,222    $91,148    $70,252
Cost of goods sold                               68,762     80,060     62,260
                                                -------    -------    -------
Gross profit                                      5,460     11,088      7,992
                                                -------    -------    -------
Operating expenses:
   Administrative and selling                    10,716      7,141      5,783
   Goodwill amortization                             37        670      1,304
                                                -------    -------    -------
Total operating expenses                         10,753      7,811      7,087
                                                -------    -------    -------
Operating income (loss)                          (5,293)     3,277        905
                                                -------    -------    -------
Non-operating income (expense):
   Interest income                                   12         26        166
   Interest expense                              (1,212)    (1,463)    (1,057)
   Other income (expense), net                      284        (84)      (148)
                                                -------    -------     -------
Total non-operating expense                        (916)    (1,521)    (1,039)
                                                -------    -------     -------
Income (loss) from continuing
  operations before income taxes                 (6,209)     1,756       (134)
Income tax provision (benefit)                     (225)       (42)       100
                                                -------    -------    -------
Income (loss) from continuing operations         (5,984)     1,798       (234)
Income from discontinued operations,
  net of tax                                        -          -          254
Loss on sale of discontinued operations,
  net of tax                                        -          -         (661)
                                                -------    -------    -------
Net income (loss)                               $(5,984)   $ 1,798    $  (641)
                                                =======    =======    =======

Basic earnings (loss) per share:
  Income (loss) from continuing operations      $ (2.62)   $  0.79    $ (0.10)
  Income from discontinued operations               -          -         0.11
  Loss on sale of discontinued operations           -          -        (0.29)
                                                -------    -------    -------
    Net income (loss)                           $ (2.62)   $  0.79    $ (0.28)
                                                =======    =======    =======

Diluted earnings (loss) per share:
  Income (loss) from continuing operations      $ (2.62)   $  0.76    $ (0.10)
  Income from discontinued operations               -          -         0.11
  Loss on sale of discontinued operations           -          -        (0.29)
                                                -------    -------    -------
    Net income (loss)                           $ (2.62)   $  0.76    $ (0.28)
                                                =======    =======    =======

Shares used in computing basic and
  diluted earnings (loss) per share:
    Basic                                         2,284      2,277      2,270
                                                =======    =======    =======
    Diluted                                       2,284      2,379      2,270
                                                =======    =======    =======

            See accompanying notes to consolidated financial statements.

                         SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                         Consolidated Statements of Cash Flows
                                    (In thousands)

                                                            Year ended June 30,
                                                       ------------------------------
                                                         2002       2001       2000
                                                       --------   --------   --------
Cash flows from operating activities:
  Net income (loss)                                    $(5,984)   $ 1,798    $  (641)
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
     Depreciation and amortization                       2,543      2,987      3,340
     Loss on sale of discontinued operations               -          -          661
     Gain on sale of assets                               (196)       -          -
     (Increase) decrease in accounts receivable            165      1,166     (5,104)
     (Increase) decrease in costs and estimated
       earnings in excess of billings on
       uncompleted contracts                             7,965      2,291     (4,019)
     Increase in inventories                            (3,862)      (918)    (1,056)
     Increase (decrease) in accounts payable             1,947     (2,875)      (927)
     Increase (decrease) in other accrued liabilities      246       (535)         6
     Other, net                                            (21)      (703)        55
                                                       -------    -------    -------
Net cash provided by (used in) operating activities      2,803      3,211     (7,685)
                                                       -------    -------    -------

Cash flows from investing activities:
  Capital expenditures                                  (3,880)      (506)    (2,241)
  Net proceeds from sale of discontinued operations        -          -        2,689
  Purchase of Century Thailand, net of cash received      (129)       -          -
  Proceeds from sale of assets                             325         19        155
                                                       -------    -------    -------
Net cash provided by (used in) investing activities     (3,684)      (487)       603
                                                       -------    -------    -------

Cash flows from financing activities:
  Proceeds from (repayments of) bank lines of credit       892     (1,309)     3,806
  Proceeds of long-term debt                             2,465        -          -
  Repayments from long-term debt                        (1,907)    (1,741)    (1,498)
  Proceeds from the exercise of stock options                7         22        -
  Proceeds from foreign government grants                  -          -          247
                                                       -------    -------    -------
Net cash provided by (used in) financing activities      1,457     (3,028)     2,555
                                                       -------    -------    -------

Effect of exchange rate changes on cash                     16         (4)        62
                                                       -------    -------    -------

Increase (decrease) in cash and cash equivalents           592       (308)    (4,465)
Cash and cash equivalents at beginning of year             224        532      4,997
                                                       -------    -------    -------
Cash and cash equivalents at end of year               $   816    $   224    $   532
                                                       =======    =======    =======

Supplemental cash flow information:
  Interest paid                                        $   889    $ 1,179    $ 1,076
  Income taxes paid                                    $    45    $   194    $   823
Non-cash investing activities:
  Capital expenditures financed by lease
    obligations and notes payable                      $   -      $ 2,591    $ 1,110
  Other                                                $     1    $    25    $    89

            See accompanying notes to consolidated financial statements.



                      SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
      Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
                       Years ended June 30, 2002, 2001 and 2000
                         (In thousands except share amounts)


                                  Common Stock                             Accumulated
                                ---------------  Additional                   other          Total
                                           Par    paid-in    Accumulated  comprehensive  stockholders'
                                Shares    value   capital      deficit    income (loss)     equity
                               ---------  -----  ----------  -----------  -------------  -------------
Balance at June 30, 1999       2,267,455   $23    $36,948     $(26,789)       $(878)        $ 9,304

Comprehensive income:
 Net loss                            -       -        -           (641)         -              (641)
 Foreign currency
  translation adjustments            -       -        -            -             32              32
 Reclassification of foreign
  currency translation
  adjustments included in
  loss on sale of discontinued
  operations                         -       -        -            -            756             756
                               ---------   ---    -------     --------        -----         -------
    Total comprehensive income       -       -        -           (641)         788             147
Other                              4,557     -         24          -            -                24
                               ---------   ---    -------     --------        -----         -------
Balance at June 30, 2000       2,272,012    23     36,972      (27,430)         (90)          9,475

Comprehensive income:
 Net income                          -       -        -          1,798          -             1,798
 Foreign currency
  translation adjustments            -       -         -            -           (99)            (99)
                               ---------   ---    -------     --------        -----         -------
    Total comprehensive income       -       -        -          1,798          (99)          1,699
Other                             10,327     -         46          -            -                46
                               ---------   ---    -------     --------        -----         -------
Balance at June 30, 2001       2,282,339    23     37,018      (25,632)        (189)         11,220

Comprehensive loss:
 Net loss                            -       -        -         (5,984)         -            (5,984)
 Foreign currency
  translation adjustments            -       -        -            -            107             107
 Unrealized gain on
  forward contracts                  -       -        -            -             72              72
                               ---------   ---    -------     --------        -----         -------
    Total comprehensive loss         -       -        -         (5,984)         179          (5,805)
Other                              2,004     -         10          -             -               10
                               ---------   ---    -------     --------        -----         -------
Balance at June 30, 2002       2,284,343   $23    $37,028     $(31,616)       $ (10)        $ 5,425
                               =========   ===    =======     ========        =====         =======













             See accompanying notes to consolidated financial statements.



                  SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

     SMTEK International, Inc. (the "Company," "we," "us" or "our") is an electronics manufacturing services ("EMS") provider to original equipment manufacturers ("OEMs") primarily in the industrial and instrumentation, medical, telecommunications, security, financial services automation and aerospace and defense industries. We provide integrated solutions to OEMs across the entire product life cycle, from design to manufacturing to end-of-life services, for the worldwide low-to-medium volume, high complexity segment of the EMS industry.

     We have seven wholly owned subsidiaries: SMTEK, Inc. (dba SMTEK Moorpark), located in Moorpark, California; Technetics, Inc. (dba SMTEK San Diego), located in Poway, California; Jolt Technology, Inc. (aka SMTEK Fort Lauderdale), located in Fort Lauderdale, Florida; SMTEK Europe Limited, located in Craigavon, Northern Ireland; SMTEK New England, located in Marlborough, Massachusetts; SMTEK Santa Clara, located in Santa Clara, California; and SMTEK International Thailand Limited, located in Ayutthya, Thailand.

     As more fully described in Note 2, on October 24, 2001, we completed a transaction to purchase certain assets, but not assume any liabilities, of Century Electronics Manufacturing, Inc. ("Century"), an EMS company that filed for bankruptcy. As part of this transaction, we also purchased substantially all of the common stock of Century's subsidiary in Thailand. The aggregate purchase price of this transaction was approximately $3.2 million.

     On November 12, 1999, we sold our printed circuit board ("PCB") operation, Irlandus Circuits Ltd. ("Irlandus"). The results of operations of Irlandus, which represented a separate segment of our business, are shown as a discontinued operation for all periods presented in the accompanying consolidated financial statements. See Note 3 for additional details of this transaction.

     Certain reclassifications have been made to the fiscal year 2001 and 2000 financial statements to conform with the fiscal year 2002 financial statement presentation. Such reclassifications had no effect on our results of operations or stockholders' equity.

Accounting Period

     We utilize a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 2002, 2001 and 2000, fell on June 28, June 29 and June 30, respectively. In these consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation, except where the context dictates a more specific reference to the actual year-end date. Fiscal 2002, 2001 and 2000 consisted of 52 weeks.


Cash Equivalents

     For financial reporting purposes, cash equivalents consist primarily of money market instruments and bank certificates of deposit that have original maturities of three months or less.

Fair Value of Financial Instruments

     As of June 30, 2002, the carrying amount of our cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and bank lines of credit approximate their fair value because of the short maturity of those instruments. At June 30, 2002 and 2001, the carrying amount of long-term debt (including the current portion thereof but excluding the bank lines of credit) was $8.6 million and $7.9 million, respectively, and the fair value was $8.1 million and $7.4 million, respectively. The fair value of our long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities. All financial instruments are held for purposes other than trading.

Concentrations of Credit Risk

     Financial instruments that potentially subject us to concentrations of credit risk consist principally of money market instruments and trade receivables. Cash is invested in money market instruments and certificates of deposit with high credit quality financial institutions and, by policy, we limit the amount of credit exposure to any one issuer.

     Concentrations of credit risk with respect to trade receivables exist because our EMS operations rely heavily on a relatively small number of customers. We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for potential credit losses and such losses, to date, have been within management's expectations.

     At June 30, 2002, we had one customer representing approximately 12% of our accounts receivables balance.

Inventories

     Inventories are stated at the lower of cost or net realizable value, with cost determined principally by use of the first-in, first-out method. Inventories consist of the following (in thousands):

                                                      June 30,
                                                -------------------
                                                  2002        2001
                                                -------      ------
Raw materials                                   $ 7,553      $3,929
Work in process                                   3,174       2,700
Finished goods                                      496         204
                                                -------      ------
     Total inventories                          $11,223      $6,833
                                                =======      ======


Long-Lived Assets

     Property, equipment and improvements are stated at cost. Depreciation and amortization are computed on the straight-line method. The principal estimated useful lives are: buildings - 20 years; improvements - 5 to 10 years; and plant, office and other equipment - 3 to 7 years. Property, equipment and improvements acquired by our Northern Ireland operating unit are recorded net of capital grants received from the Industrial Development Board ("IDB") for Northern Ireland. Fixed assets consist of the following (in thousands):

                                                          June 30,
                                                   --------------------
                                                     2002        2001
                                                   --------    --------
Buildings and improvements                         $  3,980    $  2,827
Plant equipment                                      16,243      13,691
Office and other equipment                            2,941       2,614
Less accumulated depreciation and amortization      (14,355)    (11,813)
                                                   --------    --------
     Total property, equipment and improvements    $  8,809    $  7,319
                                                   ========    ========

     Goodwill represents the excess of acquisition cost over the fair value of net assets of a purchased business, and is being amortized over 5 to 15 years through June 30, 2002. Goodwill of $420,000 and $457,000 is included in "Other assets" at June 30, 2002 and 2001, respectively.

     The recoverability of long-lived assets is evaluated whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and if future undiscounted cash flows expected to result from the use of such assets are believed insufficient to recover the carrying value of the asset, the carrying value is written down to fair value in the period the impairment is identified.

Revenue and Cost Recognition

     All of our subsidiaries, except for our Moorpark subsidiary, recognize revenues and cost of sales upon shipment of products. We ship products FOB shipping point and accordingly, title and risk of ownership pass to the customer upon shipment.

     The Moorpark facility has historically generated a significant portion of its revenue through long-term contracts with suppliers of electronic components and products. Consequently, this operating unit has historically used the percentage of completion method to recognize revenues and cost of sales. Percentage of completion is determined on the basis of costs incurred to total estimated costs. Contract costs include direct material and direct labor costs and those indirect costs related to the assembly process, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling and administrative costs are charged to expense as incurred. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged to cost of goods sold. Other changes in contract price and estimates of costs and profits at completion are recognized prospectively. The asset "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed.

     During fiscal 2002, our Moorpark facility entered into sales contracts consistent with our other locations, and as such, recognizes revenue on these new arrangements upon shipment of products rather than on a percentage of completion method. As a result, during fiscal 2002, the Moorpark facility was recognizing revenue upon shipment of product as well as under the percentage of completion method. At June 30, 2002 there were no existing sales contracts with customers under the percentage of completion method of accounting.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The objective of SAB No. 101 is to provide further guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. We adopted SAB No. 101 in the fourth quarter of fiscal year 2001.

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

Earnings (Loss) Per Share

     Basic earnings (loss) per share is computed by dividing net income
(loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in our earnings (losses).

Foreign Currency Translation

     The financial statements of our foreign operating units have been translated into U.S. dollars from their functional currencies, British pounds sterling or the Thai Baht, in the accompanying consolidated financial statements. Balance sheet amounts have been translated at the exchange rate on the balance sheet date and income statement amounts have been translated at average exchange rates in effect during the period. The net translation adjustment is recorded as a separate component of stockholders' equity.

     It is our policy not to enter into derivative financial instruments for speculative purposes. We may, from time to time, enter into foreign currency forward exchange contracts in an effort to protect us from adverse currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with banks believed to be creditworthy and are denominated in currencies of major industrial countries. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," all derivative financial instruments are measured at fair value and are recognized as either assets or liabilities in the balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative financial instrument is designated as a hedge and, if so, the type of hedge. Changes in fair value are recognized in current results of operations for fair value hedges and in other comprehensive income for cash flow hedges. Derivative financial instruments not qualifying for hedge accounting treatment under SFAS No. 133 are recognized as assets or liabilities with gains or losses recognized in current results of operations. At June 30, 2002 we had forward foreign currency contracts to sell $1.3 million for approximately 870,000 British pounds sterling between July 12, 2002 through December 24, 2002. The U.S. dollar to British pounds sterling exchange rate at June 30, 2002 was 1.53. These forward foreign currency contracts are designated as cash flow hedge instruments. In accordance with SFAS No. 133, we recognized a gain of $72,000 in other comprehensive income at June 30, 2002, related to these contracts.

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

Stock Based Compensation

     SFAS No. 123, "Accounting for Stock-Based Compensation" allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net income and pro forma earnings per share disclosures for stock-based awards as if the fair-value-based method defined in SFAS No. 123 had been applied. In accordance with APB Opinion No. 25 and related interpretations, compensation expense would generally be recorded for fixed option grants only if, on the date of grant, the current market price of the underlying stock exceeded the exercise price. We have elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Recent Accounting Pronouncements

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as for all purchase method business combinations completed after June 30, 2001. In addition, SFAS No. 141 specifies the criteria for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. We have adopted SFAS No. 141.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment, at least annually, in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and SFAS No. 144 (see below) upon adoption. We will adopt SFAS No. 142 as of July 1, 2002. We are assessing the impact of SFAS No. 142.

     In October 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The primary objectives of SFAS No. 144 were to develop one accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale and to address other significant implementation issues. While SFAS No. 144 supersedes SFAS No. 121, it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We will adopt SFAS No. 144 as of July 1, 2002. We are assessing the impact of SFAS No. 144.

     In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. We do not expect the adoption of SFAS No. 146 will have a material impact on our financial position or results of operations.


NOTE 2 - ACQUISITION OF THE ASSETS OF CENTURY ELECTRONICS
         MANUFACTURING, INC.

     On October 24, 2001, we completed a transaction to purchase certain assets, but not assume any liabilities, of Century, an EMS company that filed for bankruptcy. As part of this transaction, we also purchased substantially all of the common stock of Century's subsidiary in Thailand. The aggregate purchase price of this transaction was approximately $3.2 million in cash and was funded by our existing long-term bank lines of credit.

     Specifically, we purchased from Century certain equipment and machinery for approximately $1.4 million and inventory for approximately $900,000. We have and will continue to utilize some of the purchased assets at our other locations. We negotiated new facility leases in Marlborough, Massachusetts and Santa Clara, California and began operations in Marlborough and Santa Clara in connection with the purchase of these assets.

     As part of the Century agreement we purchased the common stock of the Century subsidiary in Thailand ("Century Thailand") for approximately $900,000. The acquisition of the Thailand subsidiary provides us with a low cost manufacturing facility in Southeast Asia. The acquisition of Century Thailand was accounted for using the purchase method of accounting and, accordingly, the statements of condensed consolidated operations include the results of the Thailand subsidiary from the date of acquisition. The assets acquired and liabilities assumed were recorded at fair value as determined by us based on information currently available. A summary of the assets acquired and the liabilities assumed in the acquisition is as follows (in thousands):

     Estimated fair values:
       Assets acquired                   $1,392
       Liabilities assumed                  476

     Purchase price                      $  916
     Less cash received                     787
                                         ------
     Net cash paid                       $  129
                                         ======

     Unaudited pro forma results of operations for the fiscal years ended June 30, 2002, 2001 and 2000, as if the acquisition of the Thailand subsidiary had occurred at the beginning of the period reported, follow (dollars in thousands). The unaudited pro forma results are not necessarily indicative of the results which would have occurred if the business combination had occurred on the date indicated:

                                  Years Ended June 30,
                             -------------------------------
                               2002       2001        2000
                             -------     -------     -------
                                       (Unaudited)

Revenue                      $75,542     $98,848     $73,521
                             =======     =======     =======

Net income (loss)            $(5,921)    $ 1,097     $(1,175)
                             =======     =======     =======

Earnings (loss) per share:
  Basic                      $ (2.59)    $  0.48     $ (0.52)
                             =======     =======     =======
  Diluted                    $ (2.59)    $  0.46     $ (0.52)
                             =======     =======     =======


NOTE 3 - DISCONTINUED OPERATIONS

     On November 12, 1999, we sold Irlandus, our PCB fabrication operation in Northern Ireland. The purchase price was negotiated on an arms length basis between us and the purchaser, a management buy-out team. The gross sales proceeds in the aggregate amount of 2.8 million British pounds sterling (approximately $4.5 million) consisted of a cash dividend of 500,000 British pounds sterling paid by Irlandus just prior to closing and cash of 2.3 million British pounds sterling paid by the purchaser at closing. After giving consideration to disposal costs and the cash of approximately $1.5 million which stayed with the divested operation, the net cash proceeds of this transaction amounted to approximately $2.7 million.

     Irlandus was the sole operating unit comprising our PCB segment. Accordingly, operating results for Irlandus have been presented in the accompanying consolidated statements of operations as a discontinued operation, and are summarized as follows (in thousands):

                                                    Year Ended June 30, 2000
                                                    ------------------------
Net sales                                                    $3,383
Operating income                                             $  131
Income from discontinued operations, net of tax              $  254

     Net assets of Irlandus consisted of the following (in thousands):

                                               November 12, 1999 (sale date)
                                               -----------------------------
  Current assets                                         $ 4,099
  Property, equipment and improvements                     3,447
  Current liabilities                                     (2,081)
  Long-term debt                                          (1,314)
                                                         -------
    Net assets                                           $ 4,151
                                                         =======

     The loss on sale of Irlandus, shown in the accompanying consolidated statements of operations, stockholders' equity and comprehensive income
(loss) and cash flows as "Loss on sale of discontinued operations", is comprised as follows (in thousands):

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
                                                         =======

     Prior to the sale, Irlandus had an accumulated foreign currency translation loss of $756,000, which was carried as a reduction of consolidated stockholders' equity. In accordance with SFAS No. 52, "Foreign Currency Translation," this amount has been included in the determination of the loss on sale of discontinued operations and in accordance with SFAS No. 130, "Reporting Comprehensive Income," an equal and offsetting amount is reported as other comprehensive income in the accompanying consolidated statements of operations and consolidated statements of stockholders' equity and comprehensive income (loss).



NOTE 4 - COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON
         UNCOMPLETED CONTRACTS

     Costs and estimated earnings in excess of billings on uncompleted contracts consists of revenue recognized under electronics assembly contracts, which amounts were not billable at the balance sheet date. All of the contracts were completed as of June 30, 2002. The components of costs and estimated earnings in excess of billings on uncompleted contracts are as follows (in thousands):

                                                    June 30,
                                             -----------------------
                                               2002          2001
                                             ---------     ---------
Costs incurred to date on
   uncompleted contracts                     $ 81,615      $ 82,929
Estimated earnings based on
   Percentage of completion                     6,769        10,643
                                             --------      --------
                                               88,384        93,572
Less:  billings to date                       (88,384)      (85,607)
                                             --------      --------
     Total costs and estimated
       earnings in excess of billings
       on uncompleted contracts              $    -        $  7,965
                                             ========      ========


NOTE 5 - FINANCING ARRANGEMENTS

Bank Credit Agreements

      At June 30, 2002, we have a credit facility for our domestic operating units, which consist of an $11 million working capital line secured by accounts receivable, inventory and equipment. Borrowings under the credit agreement bear interest at either the bank's prime rate (4.75% at June 30, 2002) plus 0.50% or a Eurodollar-base rate (1.86% at June 30, 2002) plus 3.25%. At June 30, 2002, borrowings outstanding under this credit facility amounted to $4.0 million and the effective weighted average interest rate was 5.16%. The line of credit agreement contains certain financial covenants, with which we were in compliance at June 30, 2002. Our available borrowing capacity as of June 30, 2002 was approximately $4.1 million. This credit facility matures September 25, 2003.

     In addition, during fiscal 2002 we have borrowed $1.6 million on our equipment line of credit to finance our capital expenditures. At June 30, 2002, the balance outstanding was $1.1 million. This advance has a maturity date of October 24, 2006. Interest is at either the bank's prime rate plus 0.50% or at a Eurodollar-base rate plus 3.25%. The effective weighted average interest rate was 5.12% at June 30, 2002. Additional advances under our equipment line of credit will not be available to us until a review by the bank at a future date.


     At December 31, 2001, we violated certain covenants in our domestic line of credit agreement with our bank. In February 2002, the bank waived these covenant violations. At March 31, 2002, we violated certain covenants in our domestic line of credit agreement. In May 2002, the bank either removed or amended the related restricted covenants in an amendment to the credit agreement. At June 30, 2002, we were in compliance with the amended covenants to the credit agreement. In anticipation of future projected covenant violations, during September 2002, we amended the May 2002 covenants with the bank. Under the terms of this new amendment, our interest rates have been amended to the bank's prime rate plus 0.75%, or a Eurodollar-base rate plus 3.50%. In addition, had the provisions of the September amendment been in effect at June 30, 2002, our availability would have been $3.5 million at June 30, 2002. In the event of default under our line of credit agreement, any and all outstanding borrowings would be immediately due and payable.

     We also have a credit facility agreement with Ulster Bank Markets for our Northern Ireland operating company. This agreement consists of an accounts receivable revolver, with maximum borrowings equal to the lesser of 75% of eligible receivables or 2,500,000 British pounds sterling (approximately $3,825,000 at June 30, 2002), and bears interest at the bank's base rate (4.00% at June 30, 2002) plus 2.00%. At June 30, 2002, borrowings outstanding under this credit facility amounted to approximately $3.2 million and there was nominal available borrowing capacity. The credit facility agreement with Ulster Bank Markets expires November 30, 2002.


Long-Term Debt

     Long-term debt, other than the bank line of credit, consists of the following (in thousands):

                                                                June 30,
                                                          -------------------
                                                           2002        2001
                                                          -------     -------
Mortgage note secured by real property at the
 Northern Ireland operations, with interest at
 variable rates (5.50% and 6.88% at June 30, 2002
 and 2001, respectively), payable in semiannual
 installments through 2009                                $   697     $   637

Notes payable secured by equipment, interest
 at 3.90% to 9.60%, payable in monthly
 installments through June 2011                             2,268       1,926

Equipment line of credit, secured by equipment,
 due October 2006, interest at 5.12% at June 30, 2002       1,105         -

Capitalized lease obligations                               1,584       2,283

8-1/2% Convertible Subordinated Debentures, due 2008,
 interest payable semi-annually and convertible at
 holders' option at a price of $212.50 per share at
 any time prior to maturity                                 1,580       1,580

Obligations to former officers, employees and directors
  under consulting and deferred fee agreements              1,016         989

Other                                                         343         474
                                                          -------     -------
                                                            8,593       7,889
Less current maturities                                     2,527       2,109
                                                          -------     -------
     Total long-term debt                                 $ 6,066     $ 5,780
                                                          =======     =======

     The aggregate amounts of minimum maturities of other long-term debt for the indicated fiscal years (other than capitalized lease obligations) are as follows (in thousands):

             Fiscal 2003         $1,872
             Fiscal 2004          1,115
             Fiscal 2005          1,131
             Fiscal 2006            547
             Fiscal 2007            204
             Thereafter           2,140
                                 ------
                                 $7,009
                                 ======

     In March 1996, we entered into a settlement agreement with certain of our former officers, key employees and directors (the "Participants") to restructure our outstanding obligations under several consulting programs and deferred fee arrangements, which had provided for payments to the Participants after their retirement from us or from our Board of Directors. Under terms of the settlement, the Participants agreed to relinquish all future payments due them under these consulting programs and deferred fee arrangements in return for an aggregate of 29,793 Common Stock purchase warrants, Series G. We are obligated to pay the Participants $50.00 for each warrant which remained unexercised on the June 1, 1998 warrant expiration date, payable in semiannual installments over two to ten years. We have recorded a liability for the present value of these future payments, which amounted to $1.0 million and $989,000 at June 30, 2002 and 2001, respectively.

Lease Commitments

     Future minimum lease payments at June 30, 2002 were as follows (in thousands):

                                                 Capital     Operating
                                                 leases       leases
                                                 -------     ---------
Fiscal 2003                                      $  733       $ 2,569
Fiscal 2004                                         619         2,609
Fiscal 2005                                         284         2,443
Fiscal 2006                                          94         2,022
Fiscal 2007                                         -           2,034
Thereafter                                          -           8,476
                                                 ------       -------
Total                                             1,730       $20,153
                                                              =======
Less:  interest expense                            (146)
                                                 ------
Present value of minimum lease payments          $1,584
                                                 ======

     In July 2002, we entered into a $900 per month vehicle lease which terminates in June 2006. Also in July 2002, our Thailand operation renewed their facility lease for a two year term, which terminates in August 2004. Monthly payments are approximately $8,000 a month.

     The capitalized cost of the related assets (primarily plant equipment), which are pledged as security under the capital leases, was $3.4 million, and $3.9 million at June 30, 2002 and 2001, respectively. Accumulated amortization on assets under capital leases amounted to $1.6 million and $1.3 million at June 30, 2002 and 2001, respectively.

     Rental expense for operating leases amounted to $2.3 million, $717,000, and $756,000 for fiscal 2002, 2001 and 2000, respectively.


NOTE 6 - INCOME TAXES

     In connection with the filing of our federal income tax return for fiscal year 1995, and acting on advice of our tax advisor, we filed for a refund to carry back losses described in Section 172(f) of the Internal Revenue Code of 1986, as amended (the "IRC"). Section 172(f) of the IRC provides for a ten year net operating loss ("NOL") carryback for specific losses attributable to (1) a product liability or (2) a liability arising under a federal or state law or out of any tort if the act giving rise to such liability occurs at least three years before the beginning of the taxable year. As a result of these refund filings, in September and October 1995 we received federal income tax refunds totaling $1.9 million, net of costs associated with applying for such refunds, and recognized an income tax benefit of $1.1 million in the quarter ended December 31, 1995. The balance of the net refunds received, $761,000, was recorded as income taxes payable, pending resolution by the Internal Revenue Service ("IRS") of the appropriateness and the amount of the 172(f) carryback.

     Beginning in May 1997, we came under IRS audit with respect to such refund claims. In September 1998, we received tax deficiency notices from the IRS in which the IRS advised us that it was disallowing substantially all of the tax refunds received by us in 1995 which had been recorded as an income tax benefit. In January 1999, the Company and its tax advisor filed a protest letter with the IRS to appeal the disallowance. Subsequent to filing the protest letter, the U.S. Tax Court upheld the disallowance of refund claims made by another taxpayer involving Section 172(f) issues similar to those on which we had based certain of its refund claims. Accordingly, in the fourth quarter of fiscal 1999 we recorded income tax expense, net of fee amounts refunded to us from our tax advisor, of $1.1 million plus accrued interest expense of $725,000. Additional interest expense at a rate of 11.0% has been accrued since June 30, 1999.

     In connection with the IRS audit, and the subsequent internal review by us, we determined that the net refund of $761,000 which had been received in 1995, and which was recorded as income taxes payable upon receipt, needed to be returned to the IRS. Accordingly, on July 30, 1999, we repaid this amount to the IRS plus accrued interest of $272,000.

     In December 2001, we reached a settlement with the Appeals Division of the IRS concerning the Section 172(f) issues. At June 30, 2002, we have a federal tax liability associated with this assessment of approximately $1.1 million and accrued interest thereon is approximately $1.1 million. We are currently seeking an installment payment plan with the IRS.

     Income tax provision (benefit), all current, consists of the following (in thousands):

                                           Year ended June 30,
                                        --------------------------
                                        2002      2001       2000
                                        -----     -----     ------
                 Federal                $(169)    $(153)     $ 38
                 State                    (56)      111        62
                                        -----     -----      ----
                                        $(225)    $ (42)     $100
                                        =====     =====      ====


     Temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities relate to the following (in thousands):

                                                     June 30,
                                               ---------------------
                                                  2002        2001
                                               ---------   ---------
Deferred tax assets:
  Accrued employee benefits                    $    506    $    593
  Reserves and allowances                           769         797
  Domestic NOL carryforwards                     14,366      12,876
  Foreign NOL carryforwards                       1,652       1,092
  Alternative minimum tax credits                   -           164
  Depreciation                                      162         -
  Other                                             308         106
                                               --------    --------
Total deferred tax assets                        17,763      15,628

Deferred tax liabilities:
  Depreciation                                      -           (98)
                                               --------    --------
  Net deferred tax assets before allowance       17,763      15,530
  Less valuation allowance                      (17,763)    (15,530)
                                               --------    --------
Net deferred tax assets after allowance        $    -      $    -
                                               ========    ========

     In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that some portion or all of the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future domestic and foreign taxable income of approximately $39.8 million and $4.9 million, respectively, prior to the expiration of the NOL carryforward. Based on the level of historical losses, management believes that it does not have the basis to conclude that it is more likely than not that the deferred tax assets will be realized, and therefore, has recorded a 100% valuation allowance to offset the net deferred tax assets. The valuation allowance was $17.8 million and $15.5 million as of June 30, 2002 and 2001, respectively. The net change in the total valuation allowance for the years ended June 30, 2002 and 2001 was an increase of $2.2 million and $1.3 million, respectively.


     The provision for income taxes for continuing operations differs from an amount computed using the statutory federal income tax rate as follows (in thousands):

                                                      Year ended June 30,
                                                ----------------------------
                                                 2002       2001       2000
                                                -------    -------    ------
Federal tax provision/(benefit) computed at
  statutory rate                                $(2,111)   $   597    $  (46)
State income tax, net of federal benefit            (67)        33        59
Amortization of goodwill                             13        228       443
Expiration of unutilized NOL carryforwards          -          -         472
Net change in valuation allowance                 1,963      1,341      (835)
Adjustment to the deferred tax assets               (34)      (191)      -
Reinstatement of NOLs utilized for subsequently
  disallowed Section 172(f) claims                  -       (1,836)      -
IRS refunds                                         -         (218)      -
Other                                                11          4         7
                                                -------     ------    ------
Income tax provision (benefit) from
  continuing operations                         $  (225)   $   (42)   $  100
                                                =======    =======    ======

     The provision for income tax related to discontinued operations in fiscal 2000 was $72,000. The provision for income tax related to discontinued operations includes a reduction in the valuation allowance of $3.6 million for fiscal 2000.

     As of June 30, 2002, we had U.S. federal NOL carryforwards of approximately $39.8 million, expiring in 2005 through 2022, and state NOL carryforwards of $18.5 million, expiring in 2002 through 2012. At June 30, 2002, the NOL carryforward for federal alternative minimum tax purposes was approximately $32.5 million.

     Our ability to use our NOL carryforwards to offset future taxable income may be subject to annual limitations due to certain substantial stock ownership changes, which have occurred in the current and prior years. We maintain an ongoing analysis to determine if the future utilization of the NOLs will be limited due to these ownership changes.

     Pretax income (loss) from our U.S. continuing operations for fiscal 2002, 2001 and 2000 was ($5.4 million), $2.0 million and $493,000, respectively. Pretax loss from our U.K. foreign continuing operations for fiscal 2002, 2001 and 2000 was ($830,000), ($208,000) and ($627,000),
respectively. Pretax income from our Thailand operation for fiscal 2002 was $14,000.

     Income of our Northern Ireland subsidiary is sheltered by operating loss carryforwards for United Kingdom income tax purposes (the "U.K. NOL"). The current income tax benefit from the U.K. NOL was $0 for all three fiscal years, and has been treated as a reduction in the provision for income taxes. At June 30, 2002 the U.K. NOL amounted to approximately $3.9 million. Substantially all of these NOLs from prior years of our Northern Ireland subsidiary can be carried forward for an indefinite period of time to reduce future taxable income.

     Our Thailand operations was granted an investment promotion from the Thailand government, which includes exemption from corporate income taxes for a seven year period from the date operating income is first derived. This exemption will expire in 2004. Prior to the purchase of our Thailand operation, Thailand had NOLs of approximately $900,000. As a result of the acquisition, we acquired deferred tax assets of $270,000 and a related valuation allowance of $270,000. These NOLs from prior years can be carried forward for at least five years after the expiration of the aforementioned investment promotion.


NOTE 7 - STOCKHOLDERS' EQUITY

Stock Option Plans

     We have in effect several stock-based plans under which non-qualified and incentive stock options and restricted stock awards have been granted to employees and directors. Subject to the discretion of the Board of Directors (the "Board"), employee stock options generally become exercisable over a period of two to three years as determined by the Board, and generally have a 10-year exercise term when granted.

     The exercise price of all incentive stock options must be equal to or greater than the market value of the shares on the date of grant. The exercise price of non-statutory stock options must be at least 85% of the market value of the Common Stock on the date of grant.

     Under our Amended and Restated 1998 Non-Employee Directors Stock Plan, each eligible director receives Company securities (Common Stock or stock options) valued at $1,000 for attendance at each Board meeting and $500 for attendance at each Board committee meeting. Additionally, annually each non-employee director will receive Company securities with a fair market value of $12,000 and each non-employee director will be granted 5,000 stock options upon initial election or re-election to the board of directors. In fiscal 2002 and 2001, options to purchase a total of 15,516 and 43,341 shares, respectively, were granted to our non-employee directors at exercise prices ranging from $2.40 to $7.75 in 2002 and $3.75 to $8.20 in 2001. Annually, each non-employee director makes an election to receive director compensation in the form of Common Stock or stock options. The fair value of Common Stock issued in connection with these director compensation plans is equal to the market value of Common Stock on the grant date. The fair value of stock options granted in connection with these director plans is determined using the Black-Scholes option pricing model (as discussed in more detail below) using data and assumptions as of the grant date. The exercise price of all stock options is equal to the market value at the date of grant. In fiscal 2002, 2001 and 2000, we recorded expense of $0, $20,000 and $18,000, respectively, and issued 254, 4,327 and 4,557 shares, respectively, related to the issuance of Common Stock for director compensation.


     Activity under the employee and non-employee director stock option plans for fiscal years 2002, 2001 and 2000 was as follows:

                                                      Weighted average exercise
                                         Shares            price per share
                                        ---------     -------------------------
Shares under option, June 30, 1999       133,191                $ 9.89

  Granted                                209,205                  3.79
  Expired or canceled                    (38,040)                 9.00
                                        --------
Shares under option, June 30, 2000       304,356                $ 5.81

  Granted                                292,741                  4.96
  Expired or canceled                    (17,340)                 6.48
  Exercised                               (6,000)                 3.71
                                        --------
Shares under option, June 30, 2001       573,757                $ 5.37

  Granted                                103,516                  4.97
  Expired or canceled                    (68,330)                 5.68
  Exercised                               (1,750)                 4.25
                                        --------
Shares under option, June 30, 2002       607,193                $ 5.28
                                        ========                ======

     The following table summarizes information about shares under option at June 30, 2002:

                           Outstanding                  Exercisable
                ---------------------------------  ---------------------
                             Expiration  Weighted               Weighted
   Range of                    date      average                average
   exercise       Options     (fiscal    exercise    Options    exercise
    prices      outstanding  year end)    price    exercisable   price
--------------  -----------  ----------  --------  -----------  --------
$ 2.40 -  7.75     93,516       2012      $ 5.06     15,516      $ 5.60
$ 3.75 -  9.75    243,741       2011      $ 4.92     93,441      $ 4.90
$ 3.38 -  3.88    179,105       2010      $ 3.74     96,980      $ 3.74
$ 6.50 - 10.00     90,831       2009      $ 9.50     90,831      $ 9.50
                  -------                           -------
     Total        607,193                 $ 5.28    296,768      $ 5.97
                  =======                           =======

     At June 30, 2002, under the employee and non-employee director stock option plans there were 148,542 and 108,857 shares, respectively, available for future grants.

Stock Based Compensation

     We apply the provisions of APB Opinion No. 25 and related interpretations in accounting for our stock option plans. Accordingly, no compensation expense has been recognized for our employee stock option plans and awards of options to non-employee directors. Had compensation expense for stock-based awards been determined consistent with SFAS No. 123, our results of operations would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):


                                            Year ended June 30,
                                     --------------------------------
                                       2002         2001       2000
                                        --------      --------     --------
Net income (loss):
  As reported                        $(5,984)     $1,798       $ (641)
  Pro forma                          $(6,371)     $1,515       $ (836)
Basic earnings (loss) per share:
  As reported                        $ (2.62)     $ 0.79       $(0.28)
  Pro forma                          $ (2.79)     $ 0.67       $(0.37)
Diluted earnings (loss) per share:
  As reported                        $ (2.62)     $ 0.76       $(0.28)
  Pro forma                          $ (2.79)     $ 0.64       $(0.37)

     For purposes of this pro forma disclosure, the "fair value" of each option and warrant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2002, 2001 and 2000: dividend yield of 0.0% for all years; expected volatility of 90%, 75% and 75% for 2002, 2001 and 2000, respectively; risk-free interest rates ranging from 3.5% to 5.3% for 2002, 4.8% to 6.3% for 2001, and 5.9% to 6.7% for 2000; and expected lives of five years for all years.

     The weighted average fair value of options granted during the years ended June 30, 2002, 2001 and 2000 was $3.50, $4.35 and $2.53, respectively.


NOTE 8 - EARNINGS (LOSS) PER SHARE

     Common stock equivalents used in the determination of diluted earnings per share include the effect, when such effect is dilutive, of our outstanding employee stock options, the 7% Convertible Subordinated Debentures (which were convertible into 8,075 shares of Common Stock at $40.00 per share of Common Stock), and the 8-1/2% Convertible Subordinated Debentures (which are convertible into 7,435 shares of Common Stock at $212.50 per share of Common Stock). The following is a summary of the calculation of basic and diluted earnings per share (dollars in thousands, except per share data):

                                                  Year ended, June 30,
                                        ----------------------------------------
                                           2002           2001           2000
                                        ---------      ----------     ----------
Net income (loss)                       $  (5,984)     $   1,798      $    (641)
                                        =========      =========      =========

Weighted average shares:
  Basic weighted average number
    of common shares outstanding        2,284,018      2,277,111      2,269,805
  Diluted effect of outstanding
    options to purchase                       -          101,408            -
                                        ---------      ---------      ---------
    Diluted weighted average number
      of common shares outstanding      2,284,018      2,378,519      2,269,805
                                        =========      =========      =========
Earnings (loss) per share:
  Basic                                 $   (2.62)     $    0.79      $   (0.28)
                                        =========      =========      =========
  Diluted                               $   (2.62)     $    0.76      $   (0.28)
                                        =========      =========      =========

     Because we had a net loss for the year ended June 30, 2002, there were no common stock equivalents which had a dilutive effect on earnings per share. However, if we had reported net income rather than a loss for the year ended June 30, 2002, the additional diluted shares outstanding would have been 172. Further, options to purchase approximately 603,500 shares of Common Stock at prices ranging from $3.38 to $10.00 which were outstanding at June 30, 2002, would not have been included in the computation of diluted earnings per share for the year ended June 30, 2002, because the exercise price of these options were greater than the average market price of the Common Stock.

     Options to purchase approximately 108,000 shares of Common Stock at prices ranging from $7.47 to $21.25 were outstanding at June 30, 2001, but were not included in the computation of diluted earnings per share for fiscal 2001 because the exercise price of these options was greater than the average market price of the Common Stock.

     Because we had a net loss for the year ended June 30, 2000, there were no common stock equivalents which had a dilutive effect on earnings per share. However, if we had reported net income rather than a loss for the year ended June 30, 2000, the additional diluted shares outstanding would have been 2,866. Further, options and warrants to purchase approximately 336,600 shares of Common Stock at prices ranging from $3.75 to $70.00 which were outstanding at June 30, 2000, would not have been included in the computation of diluted earnings per share for the year ended June 30, 2000, because the exercise price of these options were greater than the average market price of the Common Stock.

     Convertible subordinated debentures aggregating $1,580,000, due in 2008 and convertible at a price of $212.60 per share at any time prior to maturity were outstanding during fiscal 2002, 2001 and 2000 but were excluded in the computation of diluted earnings per share because the effect would be antidilutive. Convertible subordinated debentures aggregating $323,000, due on May 15, 2001 and convertible at a price of $40.00 per share at any time prior to maturity, were no longer outstanding during fiscal 2002 and 2001 but were outstanding during fiscal year 2000 and were excluded in the computation of diluted earnings per share because the effect would be antidilutive.



NOTE 9 - OTHER FINANCIAL INFORMATION

Valuation and Qualifying Accounts and Reserves

     Following is our schedule of valuation and qualifying accounts and reserves for fiscal years 2002, 2001 and 2000 (in thousands):

Allowance for Doubtful Accounts:
--------------------------------
                                                   June 30,
                                             --------------------
                                             2002    2001    2000
                                             ----    ----    ----
Balance at beginning of period               $407    $151    $156
Charged to costs and expenses                  70     302     104
Deductions                                    (97)    (46)    (82)
Sale of subsidiary                             -       -      (27)
                                             ----    ----    ----
Balance at end of period                     $380    $407    $151
                                             ====    ====    ====


NOTE 10- COMMITMENTS AND CONTINGENCIES

Government Grants

     Pursuant to government grant agreements with the IDB for Northern Ireland, our Northern Ireland operating unit has been reimbursed for a portion of qualifying capital expenditures and for certain employment and interest costs. Approximately $401,000 of the government grants received by this operating unit are subject to repayment in the event that it ceases business, permanently discontinues production, or fails to pay to the IDB any amounts due under its mortgage note payable (Note 5). Management does not expect that we will be required to repay any grants under these provisions.

Environmental Matters

     Since the early 1990s, we continue to be involved in certain remediation and investigative studies regarding soil and groundwater contamination at the site of a former printed circuit board manufacturing plant in Anaheim, California. One of our former subsidiaries, Aeroscientific Corp., leased the Anaheim facility. Under the terms of a cost sharing agreement entered into several years ago, the remaining remediation costs are currently being shared on a 50-50 basis with the landlord. There is no environmental insurance coverage for this remediation. At June 30, 2002, we had a reserve of $416,000 for future remediation costs. Management, based in part on consultations with outside environmental engineers and scientists, believes that this reserve is adequate to cover its share of future remediation costs at this site. However, the future actual remediation costs could differ significantly from the estimates. Further, our portion could potentially exceed the amount of our reserve. Our liability for remediation in excess of our reserve could have a material adverse impact on our business, financial condition and results of operations.



NOTE 11 - BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

      We now operate in a single business segment--the EMS industry. Our revenues and long-lived assets, net of accumulated depreciation, by geographic area are as follows (in thousands):

                                              Year ended June 30,
                                      ---------------------------------
                                       2002         2001         2000
                                      -------      -------      -------
Revenues:
  United States                       $63,146      $73,772      $50,107
  Northern Ireland                      9,664       17,376       20,145
  Thailand                              1,412          -            -
                                      -------      -------      -------
     Total                            $74,222      $91,148      $70,252
                                      =======      =======      =======

Long-lived assets:
  United States                       $ 7,487      $ 5,997
  Northern Ireland                      1,549        1,779
  Thailand                                193          -
                                      -------      -------
     Total                            $ 9,229      $ 7,776
                                      =======      =======

     We had sales to three customers which accounted for 16.5%, 14.1% and 9.1% of revenues in fiscal 2002, sales to three customers, which accounted for 14.6%, 14.2% and 11.3% of revenues in fiscal 2001, and sales to three customers, which accounted for 15.5%, 13.5% and 10.2% of revenues in fiscal 2000.


NOTE 12 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table sets forth certain unaudited financial data for each of the last eight quarters. This information, in management's opinion, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

     Following is a summary of the quarterly results of operations (in thousands except per share amounts):

                                           Quarters ended
                      -----------------------------------------------------
                       Sep 30     Dec 31      Mar 31     Jun 30      Total
                      --------   --------    --------   --------    -------
Fiscal 2002
-----------
  Revenues             $19,634   $19,594     $16,067    $18,927     $74,222
  Net income (loss)    $    27   $  (762)    $(2,925)   $(2,324)(A) $(5,984)
  Basic and diluted
   earnings (loss)
   per share           $  0.01   $ (0.33)    $ (1.28)   $ (1.02)    $ (2.62)


                                           Quarters ended
                      -----------------------------------------------------
                       Sep 30     Dec 31      Mar 31     Jun 30      Total
                      --------   --------    --------   --------    -------
Fiscal 2001
-----------
  Revenues             $20,924   $24,148     $25,008    $21,068     $91,148
  Net income           $   315   $   419     $   926    $   138     $ 1,798
  Basic earnings
   per share           $  0.14   $  0.18     $  0.41    $  0.06     $  0.79
  Diluted earnings
   per share           $  0.14   $  0.18     $  0.38    $  0.06     $  0.76

(A) Included in the net loss for the three months ended June 30, 2002 were severance expenses of $575,000, expenses of $275,000 related to the lease at our former Thousand Oaks facility and an inventory write down of $150,000.


                  SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                       Market and Dividend Information

     Our Common Stock is traded on Nasdaq Small Cap Market (ticker symbol "SMTI") and the Pacific Stock Exchange (ticker symbol "SMK"). The high and low closing sales prices for the Common Stock, as reported by the Nasdaq Small Cap Market, for the last two fiscal years are set forth in the following table.

                              Fiscal 2002          Fiscal 2001
                            ---------------       --------------
                             High      Low        High      Low
                            ------    -----       -----    -----
1st Quarter                 $ 9.79    $3.80       $4.88    $3.50

2nd Quarter                   7.00     3.25        7.00     4.00

3rd Quarter                   4.60     2.52        7.47     4.38

4th Quarter                   3.10     2.00       10.11     5.01

     On September 20, 2002, the closing market price of our Common Stock in the Nasdaq Small Cap Market was $0.95 per share. There were approximately 1,200 stockholders of record at September 13, 2002. This number does not give effect to the total number of stockholders who hold their shares in "street name" or brokerage accounts.

     Dividend payments are not anticipated in the foreseeable future.

                           Form 10-K Annual Report

     A copy of the Annual Report on Form 10-K (without exhibits) may be obtained free of charge upon written request to SMTEK International, Inc., 200 Science Drive, Moorpark, California 93021 attention: Secretary.

                SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
                DIRECTORS, EXECUTIVE OFFICERS, OPERATING UNITS
                       AND OTHER CORPORATE INFORMATION





DIRECTORS                            EXECUTIVE OFFICERS
=========                            ==================
Clay M. Biddinger                    Edward J. Smith
Chief Executive Officer              President and Chief Executive Officer
Bay 4 Capital, LLC
Tampa, Florida                       Kirk A. Waldron
                                     Senior Vice President and
James P. Burgess                     Chief Financial Officer
Chairman of the Board of
SMTEK International, Inc.            Mitchell J. Freedman
                                     Vice President, Legal and Administration

Oscar B. Marx, III                   OPERATING UNITS
Vice President                       ===============
TMW Enterprises, Inc.                SMTEK Moorpark
Troy, Michigan                       Moorpark, California

                                     SMTEK San Diego
INDEPENDENT AUDITORS                 Poway, California
====================
KPMG LLP                             Jolt Technology, Inc.
Los Angeles, California              Fort Lauderdale, Florida

TRANSFER AGENT & REGISTRAR           SMTEK New England
==========================           Marlborough, Massachusetts
American Stock Transfer &
  Trust Company                      SMTEK Santa Clara
59 Maiden Lane                       Santa Clara, California
New York, New York  10038
                                     SMTEK Europe, Ltd.
                                     Craigavon, Northern Ireland
                                     United Kingdom

                                     SMTEK International Thailand, Ltd.
                                     Ayutthya, Thailand
46