Form 10-K, Exhibit 13
period 2003-06-30
SMTEK INTERNATIONAL INC
filed 2003-09-25
CIK 26987

QuickLinks -- Click here to rapidly navigate through this document

DESCRIPTION OF BUSINESS

        SMTEK International, Inc. (the "Company," "we," "us" or "our") is an electronics manufacturing services ("EMS") provider to original equipment manufacturers ("OEMs") primarily in the medical, industrial controls and instrumentation, medical, telecommunications, security, financial services automation and aerospace and defense industries. We provide integrated solutions to OEMs across the entire product life cycle, from design to manufacturing to end-of-life services, for the worldwide low-to-medium volume, high complexity segment of the EMS industry.

        We have five wholly owned subsidiaries: SMTEK, Inc. (dba SMTEK Moorpark), located in Moorpark, California; Jolt Technology, Inc. (aka SMTEK Fort Lauderdale), located in Fort Lauderdale, Florida; SMTEK New England, located in Marlborough, Massachusetts; SMTEK Santa Clara, located in Santa Clara, California; and SMTEK International Thailand Limited, located in Ayutthya, Thailand.

LETTER TO STOCKHOLDERS

Dear Stockholders:

        It truly is a "new day" in the life of SMTEK compared to the same period a year ago. We achieved some significant milestones during fiscal year 2003, due to the hard work and dedication of our SMTEK team. Although we have obtained a certain amount of momentum through the latter half of fiscal year 2003, there remains a level of uncertainty with respect to our future and the immediate future of our industry. Nevertheless, I believe our Company responded well to the challenges it faced in fiscal year 2003 and we are positioned to continue our efforts to grow our business in fiscal year 2004.

        In fiscal year 2003, our revenue from continuing operations was $70.7 million compared to $64.6 million for the prior year, and we closed the fourth quarter at $20.3 million in revenue and net income of $1.2 million. For the year, we incurred a net loss of $4.6 million compared to a net loss of $6.0 million for the prior year. Our balance sheet continued to withstand the pressure from these operating losses as we closed the year with an improvement in our current ratio (1.36 to 1) from the prior year (1.31 to 1). Subsequent to the closing of our fiscal year, SMTEK retired over $1.4 million in debt at a cost of approximately $600,000, thereby reducing our overall debt burden.

        Last year I committed to you that the "Power of One" would drive our thoughts and objectives throughout this fiscal year and indeed it did. We worked very closely as a team to accomplish our common goals. In this regard, we merged four of our five facilities to a single-platform ERP system so that communication and data processing between our entities and to our customers would be seamless, including the powerful capability of transitioning customers from the United States to our Asian operations without significant logistical challenges or incremental startup costs. Our Business Unit Managers now have the ability to manage a customer throughout multiple facilities, accessing all the information for any facility or product from his or her desk, in real time. This added capability allows our customer the choice in having us produce for them at any one of our strategic locations, thereby eliminating geographic constraints.

        The Power of One mantra will continue throughout this fiscal year 2004. Our strategy is to leverage our worldwide presence by completing our global supply chain objectives. I believe that this will help position us as a true global supplier. I further believe that our Asian operations will play a larger role during this upcoming year in our global strategy.

        In fiscal year 2003, we also initiated several services which we believe are critical to procuring new business and complimenting our offerings to our current customer base. Our New Product Introduction (NPI) group offers a customer, regardless of size, an avenue for quick-turn production in smaller runs thereby allowing them to mitigate costs. In addition, fiscal year 2003 saw the expansion of our box build capability, whereby we take a product concept all the way from engineering through production (including all forms of hardware assembly) to fulfillment directly to our customers' customer. Another value-add service that we provide is the access to the engineers of one of the largest original design manufacturers in the world, the Philips CFT Design Group. In July 2003 we strengthened our relationship with Philips by signing an Asset Purchase and Cooperative Agreement.

        With respect to our operations, we have much to be proud of. We began the implementation of lean manufacturing practices which has had an immediate impact in our quality objectives. Several of our customers are experiencing zero defects with shipments of thousands of boards. Additionally, three of our facilities currently hold ISO 9001-2000 certification and we intend to achieve this quality objective for our other two facilities some time this fiscal year.

        Our supply chain has been solidified with the implementation of two in-plant consignment programs from the top two distributors of electronic components in the world. Both distributors carry, at their own expense, certain levels of their inventory in our facility based on our forecast. Based upon our demands, their in-plant employee delivers to us the inventory we request. By doing this, we relieve pressure on our working capital by pulling inventory only when it is needed on our production floor and also ensures stock on hand since the distributor is obligated to keep certain levels in our facility. It is our intention to implement more of these programs in additional facilities this upcoming fiscal year. In addition, five other major suppliers currently maintain their material components on site in our facility. The flexibility gained from these agreements provides expediency to our customer's time to market while limiting both our liability and theirs.

        We began this past fiscal year with seven facilities and closed the year with five. In the early part of the fiscal year 2003, we made the decision to consolidate our San Diego operations into our Moorpark and Santa Clara operations. Unfortunately, our San Diego facility incurred significant operating losses and was not necessarily a good strategic fit with having two other California facilities. Later in the year, we also divested of our Northern Ireland facility and realized a nominal gain on our financials as a result of the transaction. Although we have fewer facilities, I am optimistic regarding our ability to service our current customers and potential new customers through the remaining facilities since we continue to have excess capacity in almost every facility.

        The reduction in the number of our facilities, the related reduction in expenses, and our increased production from continuing operations has resulted in a profitable fourth quarter for fiscal year 2003. We intend to build upon the momentum that we believe we have gained through the end of fiscal year 2003 and stay the course toward continued profitability throughout the fiscal year 2004.

        I am often asked when I believe our turnaround will be completed. My reply is always the same; the turnaround never stops. We will continue to work very hard to improve our Company and will operate every day as if we are in the middle of a turnaround, challenging everything we do and providing our customer with the highest quality service at a competitive price. In closing, I would like to thank our employees, customers, suppliers and our stockholders for their continued support as we face the challenges of the upcoming year. Join me, as we look forward to the sun rising on a new day for SMTEK International, Inc.

Yours very truly,

/s/ Edward J. Smith

Edward J. Smith
President and CEO
SMTEK International, Inc.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data for the years ended June 30, 1999 through 2003 set forth below are derived from our consolidated financial statements and notes thereto. The consolidated balance sheets as of June 30, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended June 30, 2003, appear elsewhere in this Report. The Selected Consolidated Financial Data are qualified in their entirety by reference to, and should be read in conjunction with, the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report. Prior year data has been restated to reflect SMTEK Europe as a discontinued operation in order to conform to the selected consolidated financial data for Fiscal 2003.

SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
FIVE-YEAR FINANCIAL SUMMARY
(In thousands except per share amounts)

	Year ended June 30,
OPERATING DATA	2003	2002	2001	2000	1999
Revenues	$70,723	$64,558	$73,772	$50,107	$34,247
Cost of goods sold	63,720	59,902	64,366	43,380	29,505

Gross profit	7,003	4,656	9,406	6,727	4,742

Operating expenses:
Administrative and selling	9,774	9,246	5,612	4,592	3,681
Goodwill amortization	—	37	670	1,304	1,284

Total operating expenses	9,774	9,283	6,282	5,896	4,965

Operating (loss) income	(2,771)	(4,627)	3,124	831	(223)

Non-operating income (expense):
Interest income	4	7	20	154	81
Interest expense	(945)	(999)	(1,179)	(768)	(1,534)
Other income, net	710	236	7	281	(2)

Total non-operating expense	(231)	(756)	(1,152)	(333)	(1,455)

(Loss) income from continuing operations before income taxes	(3,002)	(5,383)	1,972	498	(1,678)
Income tax provision (benefit)	—	(225)	(42)	100	1,199

(Loss) income from continuing operations	(3,002)	(5,158)	2,014	398	(2,877)
(Loss) income from discontinued operations	(1,300)	(826)	(216)	(378)	382
Gain (loss) on sale of discontinued operations	106	—	—	(661)	—

(Loss) income before cumulative effect of change in accounting principle	(4,196)	(5,984)	1,798	(641)	(2,495)
Cumulative effect of change in accounting principle	(420)	—	—	—	—

Net (loss) income	$(4,616)	$(5,984)	$1,798	$(641)	$(2,495)

Basic (loss) earnings per share:
(Loss) income from continuing operations	$(1.31)	$(2.26)	$0.88	$0.18	$(1.63)
(Loss) income from discontinued operations	(0.57)	(0.36)	(0.09)	(0.17)	0.22
Gain (loss) on sale of discontinued operations	0.04	—	—	(0.29)	—
Change in accounting principle	(0.18)	—	—	—	—

Basic (loss) earnings per share	$(2.02)	$(2.62)	$0.79	$(0.28)	$(1.41)

Diluted (loss) earnings per share:
(Loss) income from continuing operations	$(1.31)	$(2.26)	$0.85	$0.18	$(1.60)
(Loss) income from discontinued operations	(0.57)	(0.36)	(0.09)	(0.17)	0.19
Gain (loss) on sale of discontinued operations	0.04	—	—	(0.29)	—
Change in accounting principle	(0.18)	—	—	—	—

Diluted (loss) earnings per share	$(2.02)	$(2.62)	$0.76	$(0.28)	$(1.41)

        Included in net loss for fiscal 2003 are costs incurred in connection with the closure and transition of the Company's San Diego facility of approximately $1.6 million consisting of severance cost of $287,000, write-off of leasehold improvements of $370,000 and accrual of remaining lease obligation of $4,011,000, less sublease income of $3,038,000.

        Included in the net loss for fiscal 2002 were severance expenses of $575,000, expenses of $785,000 related to the lease at our vacated Thousand Oaks facility and the recognition of $342,000 bad debt provision.

	Year ended June 30,
BALANCE SHEET DATA*	2003	2002	2001	2000	1999
Current assets	$21,502	$25,253	$27,672	$30,429	$27,854
Current liabilities	$15,801	$19,338	$14,294	$24,056	$23,042
Working capital	$5,701	$5,915	$13,378	$6,373	$4,812
Current ratio	1.4	1.3	1.9	1.3	1.2
Total assets	$27,806	$34,834	$35,932	$38,528	$39,499
Long-term debt, excluding current maturities	$11,127	$10,071	$10,418	$4,997	$7,153
Stockholders' equity	$878	$5,425	$11,220	$9,475	$9,304
Equity per share	$0.38	$2.38	$4.92	$4.17	$4.10
Shares outstanding (000s)	2,284	2,284	2,282	2,272	2,267

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

        We utilize a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 2003, 2002 and 2001, fell on June 27, June 28, and June 29, respectively. In the accompanying consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation. Fiscal years 2003, 2002 and 2001 each consisted of 52 weeks.

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

        As more fully described in the accompanying consolidated financial statements and notes thereto, on November 19, 2002 we announced that we were consolidating our San Diego facility into our other California operations in Moorpark and Santa Clara. This transition was completed by the end of our third quarter, March 31, 2003. On April 9, 2003, we sold our facility in Northern Ireland. This is shown in our consolidated financial statements as a discontinued operation.

        The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Report.

CRITICAL ACCOUNTING POLICIES

        In response to SEC Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified our most critical accounting policies that require significant management judgment or involve complex estimates upon which our financial status depends. The following information describes our accounting policies in regards to risks, estimates and subjective assessments whose application may have an impact on our reported results of operations and financial condition.

        Revenue Recognition—All of our subsidiaries recognize revenues once all of the following conditions have been met: a) an authorized purchase order has been received in writing, b) the customer's credit worthiness has been established, c) shipment of the product has occurred, d) title and risk of ownership has transferred, e) if stipulated by the contract, customer acceptance has occurred and f) all significant vendor obligations, if any, have been satisfied. We ship products FOB shipping point and, accordingly, title and risk of ownership pass to the customer upon shipment.

        In prior years our Moorpark subsidiary historically used the percentage of completion method to recognize revenues and cost of sales on certain of its long-term contracts with suppliers of electronic components and products. Percentage of completion is determined on the basis of costs incurred to total estimated costs. Contract costs included direct material and direct labor costs and those indirect costs related to the assembly process, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling and administrative costs were charged to expense as incurred. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss was charged to cost of goods sold. Other changes in contract price and estimates of costs and profits at completion were recognized prospectively. A portion of the asset "costs and estimated earnings in excess of billings on uncompleted contracts" contains revenues recognized in excess of amounts billed.

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

        Accounts Receivable—We perform ongoing credit evaluations of our customers and adjust credit limits based upon each customer's payment history and current credit worthiness, as determined by credit information available at that time. We continuously monitor collections and payments from our customers and we maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

        Inventories—Inventories are stated at the lower of cost or net realizable value, with cost determined by use of the first-in, first-out method. We write down inventory for slow-moving and obsolete inventory based on assessments of future demands, market conditions and customers which may be experiencing financial difficulties. If these factors are less favorable than those projected, additional inventory write downs may be required.

        Long-Lived Assets—Property, equipment and improvements are stated at cost. Depreciation and amortization are computed on the straight-line method. The principal estimated useful lives are: buildings—20 years; improvements—5 to 10 years; and plant, office and other equipment—3 to 7 years. The recoverability of long-lived assets is evaluated whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If future undiscounted cash flows expected to result from the use of such assets are believed insufficient to recover the carrying value of the asset, the carrying value is written down to fair value in the period the impairment is identified. Factors we consider important which could trigger an impairment review include, but are not limited to, the following:

  •
  the asset's ability to continue to generate income;

  •
  loss of legal ownership or title to the asset;

  •
  significant changes in our strategic business objectives and utilization of the asset;

  •
  the impact of significant negative industry or economic trends; or

  •
  a significant decrease in the market value of the asset

        Accounting for Stock Options—SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by FAS148, allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net income and pro forma earnings per share disclosures for stock-based awards as if the fair-value-based method defined in SFAS No. 123 had been applied. In accordance with APB Opinion No. 25 and related interpretations, compensation expense would generally be recorded for fixed option grants only if, on the date of grant, the current market price of the underlying stock exceeded the exercise price. We have elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Accordingly, no compensation expense has been recognized for our employee stock option plans and award of options to non-employee directors.

        Valuation Allowance Against Deferred Tax Assets—In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that some portion or all of the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future income. Based on the level of historical losses, management believes that it does not have the basis to conclude that it is more likely than not that the deferred tax assets will be realized, and therefore, has recorded a 100% valuation allowance to offset the net deferred tax assets.

RESULTS OF OPERATIONS

        The following table sets forth our comparative revenues and other operating data as percentages of revenues:

	Year Ended June 30,
	2003	2002	2001
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	90.1	92.8	87.3

Gross profit	9.9	7.2	12.7
Administrative and selling expenses	13.8	14.4	7.6
Goodwill amortization	—	—	0.9

Operating (loss) income	(3.9)	(7.2)	4.2
Net interest expense	(1.3)	(1.5)	(1.6)
Other income (expense), net	1.0	0.4	—

(Loss) income from continuing operations before income taxes	(4.2)	(8.3)	2.6
Income tax benefit	—	(0.3)	(0.1)

(Loss) income from continuing operations	(4.2)	(8.0)	2.7
Loss from discontinued operations	(1.8)	(1.3)	(0.3)
Gain on sale of discontinued operations	0.1	—	—
Cumulative effect of change in accounting principle	(0.6)	—	—

Net (loss) income	(6.5)%	(9.3)%	2.4%

FISCAL 2003 VS. 2002

        Consolidated revenues for fiscal 2003 were $70.7 million compared to $64.6 million for fiscal 2002, an increase of 9%. Revenue in our Moorpark facility, which represents 65% of our fiscal 2003 revenues, increased 19.9% as compared to fiscal 2002 as continued shipments to existing customers were complimented by shipments to new customers.

        Consolidated gross profit for fiscal 2003 was $7.0 million (9.9% of sales) compared to $4.6 million (7.2% of sales) for fiscal 2002. Gross profit in the Moorpark facility was 13.4% in fiscal 2003 as compared to 9.5% in fiscal 2002 as the Company began to more efficiently use the capacity of its new facility, spreading fixed costs and applying variable costs over a larger production volume.

        Administrative and selling expenses for fiscal 2003 were $9.8 million compared to $9.3 million for fiscal 2002. Approximately $1.6 million in expenses were recognized due to the closure and transition of the San Diego facility and a $600,000 loss was recognized on the lease commitment for the vacated Thousand Oaks facility. Partially offsetting those costs, we recognized a recovery of bad debt of $336,000 due to the receipt of restricted equity securities from a prior customer in settlement of our outstanding claim. As adjusted for these items, administrative and selling expenses for fiscal 2003 would have been $7.9 million. Similar expenses in fiscal 2002 aggregated to $1.7 million and consisted of bad debt expense of $342,000, severance expense of $575,000 and a $785,000 loss related to the lease at the former Thousand Oaks facility. Administrative and selling expenses for fiscal 2002, as adjusted for these items, would have been $7.6 million. The increase in expense in fiscal 2003 is primarily related to the closure and transition of the San Diego facility in December 2002.

        Total non-operating expense for fiscal 2003 was $231,000 compared to $756,000 for fiscal 2002. The primary reason for this decrease was gain on extinquishment of debt of $514,000 during fiscal 2003.

        We had no income tax benefit for fiscal 2003 compared to an income tax benefit of $225,000 for fiscal 2002. Fiscal 2002 reflects a $164,000 income tax benefit resulting from passage of the 2003 Stimulus Package providing for the recovery of our alternative minimum taxes paid in fiscal years 2000 and 2001 and a refund of $78,000 from the State of California for fiscal 2001. Without these items, we would have reported an income tax expense of $17,000 for fiscal 2002. Our tax benefit rate is lower than the statutory income tax rate due the valuation allowance placed on our net deferred tax assets. Based on the level of historical losses, management believes that it does not have the basis to conclude that it is more likely than not that the deferred tax assets will be realized, and therefore, has recorded a 100% valuation allowance to offset the net deferred assets.

        Items not from continuing operations for fiscal 2003 aggregated to a loss of $1.6 million and included loss from discontinued operations (Europe) of $1.3 million, net gain on the sale of the European facility in Ireland of $106,000 and the change in accounting principle for the goodwill impairment charge of $420,000. The fiscal 2002 net loss includes loss from discontinued operations of $826,000.

        The net loss for fiscal 2003 was $4.6 million, or $2.02 loss per basic and diluted share compared to a net loss of $6.0 million for fiscal 2002, or $2.62 per basic and diluted share. This decline in operating loss was primarily related to the better gross margins as discussed above.

FISCAL 2002 VS. 2001

        Consolidated revenues for fiscal 2002 were $64.6 million compared to $73.8 million for fiscal 2001, a decrease of 12%. The decrease in revenue was primarily due to reduced demand for our services, reflecting the downward economic and EMS market trends in the United States. Starting in the third quarter of fiscal 2001, existing customers began to defer shipments, and some cancelled orders. During fiscal 2002, our Moorpark facility entered into sales contracts consistent with our other locations, and as such, recognizes revenue on these new arrangements upon shipment of products rather than on the percentage of completion method.

        Consolidated gross profit for fiscal 2002 was $4.7 million (7.2% of sales) compared to $9.4 million (12.7% of sales) for fiscal 2001. Gross profit for fiscal 2002 was positively impacted by the benefit received from inventory used that was purchased at a discount from the bankruptcy of Century. Excluding the positive impact from these reduced inventory costs, we estimate that the consolidated gross profit for fiscal 2002 would have been approximately $3.5 million (5.4% of sales). We do not anticipate any additional benefit to gross margin in the future from this inventory. The decrease in gross profit and gross profit margin, excluding the purchase benefit, was due to several factors. Revenues declined at a faster rate than the decline in cost of sales, as fixed costs were spread over a smaller volume of production. We also recorded a $550,000 inventory write down for excess/slow moving materials during fiscal 2002.

        Administrative and selling expenses for fiscal 2002 were $9.2 million compared to $5.6 million for fiscal 2001. The increase was due to selling and administrative expenses incurred in our new facilities, the expansion of our managerial and administrative staff during fiscal 2001 caused by our growth during fiscal 2001, the recognition of a $342,000 bad debt provision, the recognition of $575,000 of severance expenses, the recognition of a $785,000 loss related to the lease at our former Thousand Oaks facility and relocation expenses relating to the transition to our new San Diego and Moorpark facilities.

        Goodwill amortization for fiscal 2002 was $37,000 compared to $670,000 for fiscal 2001. The reduction occurred because we had fully amortized, as of December 31, 2000, the goodwill of $6.3 million, which arose from our acquisition of SMTEK, Inc. in January 1996.

        Total non-operating expense for fiscal 2002 was $756,000 compared to $1.2 million for fiscal 2001. The primary reason for this decrease was due to a net gain on sale of assets of $196,000 during fiscal 2002 and the decrease in interest expense as a result of lower average interest rates and lower levels of debt outstanding during fiscal 2002 as compared to fiscal 2001.

        We had an income tax benefit of $225,000 for fiscal 2002 compared to an income tax benefit of $42,000 for fiscal 2001. Fiscal 2002 reflects a $164,000 income tax benefit resulting from passage of the 2002 Stimulus Package providing for the recovery of our alternative minimum taxes paid in fiscal years 2000 and 2001 and a refund of $78,000 from the State of California for fiscal 2001. Without these items, we would have reported an income tax expense of $17,000 for fiscal 2002. Fiscal 2001 reflects a $218,000 income tax benefit resulting from a reduction of a recorded liability for a federal tax assessment related to prior years as discussed in Note 6 to the accompanying consolidated financial statements. Without this item, we would have reported an income tax provision of $176,000 in fiscal 2001. Our tax rate is lower than the statutory income tax rates due to the utilization of federal and state net operating loss carryforwards. During fiscal year 2001, we had utilized a majority of our California state net operating loss carryforwards; however, this ceased during fiscal year 2002 as we have incurred operating losses. Based on the level of historical losses, management believes that it does not have the basis to conclude that it is more likely than not that the deferred tax assets will be realized, and therefore, has recorded a 100% valuation allowance to offset the net deferred assets.

        The net loss for fiscal 2002 was $6.0 million, or $2.62 loss per basic and diluted share compared to net income of $1.8 million for fiscal 2001, or $0.76 per diluted share. This decrease was primarily due to lower revenues and higher administrative and selling expenses, slightly offset by lower cost of sales, goodwill amortization and non-operating expense.

CHANGE IN ACCOUNTING PRINCIPLE

        We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as of July 1, 2002. SFAS No 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment, at least annually, in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". In accordance with SFAS No. 142, during fiscal 2003, we completed our initial assessment of the impairment and determined that our goodwill was fully impaired and have recognized an impairment loss of $420,000, net of taxes, in the condensed consolidated statement of operations as a change in accounting principle, effective July 1, 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

        In October 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The primary objectives of SFAS No. 144 were to develop one accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale and to address other significant implementation issues. While SFAS No. 144 supersedes SFAS No. 121, it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We have adopted SFAS No. 144 as of July 1, 2002.

        In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. We adopted this Statement on January 1, 2003 and included the disclosure modifications in the these consolidated financial statements. The adoption of this Statement did not have a material effect on our financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity." This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities. This standard is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have an effect on the Company's financial position or results of operations.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation clarifies the requirements for a guarantor's accounting for the disclosures of certain guarantees issued and outstanding. This Interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The disclosure provision of the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this Interpretation did not have a material impact on the Company's financial position, results of operations or cash flows.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51". The Interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of the Interpretation are effective for all enterprises with variable interests in variable interest entities created after January 31, 2003. The adoption of this Interpretation is not expected to have a significant impact on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

        Our primary sources of liquidity are our cash and cash equivalents, which amounted to $583,000 at the end of fiscal 2003, and amounts available under our bank lines of credit, which provided approximately $3.3 million of availability in excess of current borrowings at June 30, 2003. In addition, at June 30, 2003, we had $5.7 million in working capital.

        During fiscal 2003, cash and cash equivalents decreased by $233,000. The decrease resulted from cash provided by operations of $1.6 million offset by cash used in financing activities of $808,000, and by $1.0 million in cash used for capital expenditures.

        Net cash provided by operating activities of $1.6 million for fiscal 2003 was attributable to; the net loss from continuing operation of $3.0 million offset by the add-back of non-cash expenditures, including $1.4 million of non-cash facility consolidation charges and $2.1 million of depreciation and amortization; an increases in accounts receivable of $2.7 million due to higher sales at the end of 2003 offset by an increase of the same amount in accounts payable; and a decrease in the accounts receivable at our European facility of approximately $2.2 million prior its sale in the fourth quarter of fiscal 2003.

        Net cash used in investing activities was $1.0 million for fiscal 2003 compared to net cash used in investing activities of $3.7 million for fiscal 2002. In fiscal 2003, we utilized cash of $1.0 million for capital expenditures. For fiscal 2002, capital expenditures included $1.4 million related to the Century acquisition, $1.1 million in buildings and improvements in connection with the move to the new Moorpark facility and another $1.4 million that consists primarily of production equipment upgrades at the various facilities. Amounts financed by notes payable and capital leases were approximately $0.0 and $2.6 million for fiscal 2003 and 2002, respectively. Investing activities in fiscal 2002 includes $129,000 (net of cash received) to purchase the common stock of Century's subsidiary in Thailand. We expect our subsidiaries will require continuing investment in plant and equipment to remain competitive as technology evolves and to increase production capacity to accommodate business growth and expansion.

        Net cash used by financing activities was $808,000 for fiscal 2003 as compared to cash provided by financing activities of $1.5 million for fiscal 2002. In fiscal 2003, cash outflows attributed to financing activities consisted primarily of payments made on our equipment line of credit and capital leases, all of which totaled approximately $2.0 million. Additionally, we paid certain other debt holders an aggregate of $269,000 to settle other obligations of the Company in fiscal 2003. As discussed further in Note 5 to the notes to the consolidated financial statements, we have bank lines of credit to finance the working capital requirements of our domestic and foreign operations. Net inflows from borrowings on the line of credit were $1.4 million in fiscal 2003. At June 30, 2003, we had approximately $3.3 million available to borrow under our domestic revolving bank line of credit.

        At June 30, 2003, we had an $8.5 million working capital line of credit collateralized by accounts receivable, inventory and equipment for our domestic operating units which matures September 25, 2003. Borrowings under the credit agreement bear interest at either the bank's prime rate (4.25% at June 30, 2003) plus 1.00% or a Eurodollar-base rate (1.04% at June 30, 2003) plus 3.75%. At June 30, 2003, borrowings outstanding under this credit facility amounted to $5.5 million and the effective weighted average interest rate was 4.83%. The outstanding borrowings on this line of credit will be paid off through our new long-term credit facility as described below.

        In addition, during fiscal 2002 we borrowed $1.6 million on our equipment line of credit to finance our capital expenditures. At June 30, 2003, the balance outstanding was $785,000. This advance has a maturity date of October 24, 2006. Interest is at either the bank's prime rate plus 1.00% or at a Eurodollar-base rate plus 3.75%. The effective weighted average interest rate was 4.87% at June 30, 2003. The outstanding borrowings on this line of credit will also be paid off through our new credit facility as described below.

        On September 18, 2003, we entered into a new long-term credit facility to replace the facilities described above. This new credit facility consists of a $10 million working capital line, a term credit facility in the amount of up to $1.0 million and a capital expenditure facility of $1.0 million. The $10 million working capital line is collateralized by accounts receivable, inventory and equipment. Borrowings under the credit agreement bear interest at either the bank's prime rate (4.0% at September 18, 2003) plus 1.0% or a Libor rate (1.12% at September 18, 2003) plus 3.75%. The working capital credit facility contains various financial covenants and matures September 18, 2006. The term credit facility has a three year term and will be used to repay the outstanding balance on our equipment line of credit. The capital expenditure credit facility of $1 million will be used to finance our capital expenditures. Each advance under the capital expenditure credit facility will have a three year term at either the Bank's prime rate or at a fixed rate equal to the Libor rate plus 3.75%.

        We anticipate that additional expenditures of as much as $2.0 million may be incurred during fiscal 2004, primarily to improve production efficiency at all our subsidiaries. A substantial portion of these capital expenditures are expected to be financed by our new line of credit or other notes/leases payable.

        At June 30, 2003, the aggregate amounts of minimum maturities of long-term debt, capital lease obligations and operating lease obligations are as follows (in thousands):

	Long-Term Debt and Capital Leases	Operating Leases
Fiscal 2004	$2,495	$2,769
Fiscal 2005	1,679	2,469
Fiscal 2006	903	2,032
Fiscal 2007	507	2,034
Fiscal 2008	526	2,094
Thereafter	2,060	6,382

	$8,170	$17,780

        At June 30, 2003, the ratio of current assets to current liabilities was 1.36 to 1.0 compared to 1.31 to 1.0 at June 30, 2002. Decreases in both current assets and current liabilities reflect the consolidation of operations in San Diego and the sale of Europe. At June 30, 2003, we had $5.7 million of working capital. At June 30, 2003, we had long-term borrowings of $11.1 million compared to $10.1 million at June 30, 2002.

        Subsequent to June 30, 2003, we settled notes payable to former officers, employees and directors by paying an aggregate of $430,000 to fully retire an aggregate of $889,000 in debt. We also reached settlement with certain sub-debt holders by paying an aggregate of $172,000 to fully retire an aggregate of $520,000 in debt. Also subsequent to June 30 2003, we sold in a private placement 250,000 shares of non-redeemable, convertible Series A Preferred Stock for $500,000. The shares are initially convertible into Common Stock on a one to one basis and are redeemable, at the option of the Company only, at 1 1/2 times the purchase price after 180 days from issuance.

        On June 27, 2003, we received notice from Nasdaq of its decision to continue listing our common stock on The Nasdaq SmallCap Market via an exception to a number of listing requirements. The terms of this temporary exception require that we satisfy a number of conditions. One of the conditions required that we demonstrate, on or before September 8, 2003, a closing bid price of at least $1.00 per share, and, immediately thereafter, maintain a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days. Nasdaq has since notified us that we have demonstrated compliance with this closing bid price requirement. Another condition under the temporary exception also required that we publicly file, on or before September 8, 2003, an unaudited balance sheet with the SEC evidencing stockholders' equity of at least $2,500,000. On September 8, 2003, we furnished an unaudited balance sheet in response to this condition for continued listing as required by Nasdaq pursuant to the terms of the temporary exception. Finally, the terms of the temporary exception also require that we file this report on Form 10-K with the SEC on or before September 25, 2003.

        Although we believe that we have currently satisfied Nasdaq's conditions under the temporary exception for continued listing on The Nasdaq SmallCap Market, there can be no assurance that our common stock will continue to be currently listed on The Nasdaq SmallCap Market or, if it continues to be listed, that we will be able to maintain such listing in the future. If our common stock were de-listed from The Nasdaq SmallCap Market, it may become eligible immediately thereafter for quotation on the Over-The-Counter Market on the NASD Electronic Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau, Inc., which are generally considered to be a less efficient systems than markets such as Nasdaq or other national exchanges, and which may also cause difficulty in conducting trades and difficulty in obtaining future financing. Further, for companies whose securities are traded in the Over-The-Counter Market, it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital.

        As more fully described in Note 6 in the notes to our consolidated financial statements, we previously recorded a liability for a federal tax assessment, including accrued interest, of $2.5 million per a December 2001 settlement with the Appeals division of the IRS. We finalized a payment plan in July 2003 and at June 30, 2003 have a total liability, including accrued interest, of $2.4 million to be paid in installment payments of $45,000 per month for 60 months.

        We may experience an adverse effect on our operating results and in our financial condition at our operating subsidiaries. For further discussion, see section entitled "Company Risk Factors" in our 2003 Form 10-K.

        Management believes that our cash resources, cash from operations and available borrowing capacity on our working capital lines of credit are sufficient to fund operations for at least the next 12 months. Long term, however, if current economic conditions continue for an extended period of time, despite our cost reduction measures and efficiency improvements or if we are unable to increase sales and achieve profitability, we may have to obtain additional debt or equity financing. There can be no assurance that the Company will be able to obtain additional debt or equity financing, if and when needed, on terms acceptable to the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Our financial instruments include cash and cash equivalents, accounts receivable, and short-term and long-term debt. At June 30, 2003, the carrying amount of long-term debt (including the current portion thereof, but excluding the bank lines of credit) was $8.2 million and the fair value was $7.7 million. The carrying values of our other financial instruments approximated their fair values. The fair value of our financial instruments is estimated based on quoted market prices for the same or similar issues. See Note 5 to the accompanying consolidated financial statements for maturities of long-term debt for the next five years. A change in interest rates of one percent would result in an annual impact on interest expense of approximately $100,000.

        It is our policy not to enter into derivative financial instruments for speculative purposes. We may, from time to time, enter into foreign currency forward exchange contracts in an effort to protect us from adverse currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with banks believed to be creditworthy and are denominated in currencies of major industrial countries. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," all derivative financial instruments are measured at fair value and are recognized as either assets or liabilities in the balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative financial instrument is designated as a hedge and, if so, the type of hedge. Changes in fair value are recognized in current results of operations for fair value hedges and in other comprehensive income for cash flow hedges. Derivative financial instruments not qualifying for hedge accounting treatment under SFAS No. 133, as amended by FAS 149, are recognized as assets or liabilities with gains or losses recognized in current results of operations. At June 30, 2003, we had no forward foreign currency contracts.

        Our operations include investments in a foreign operating unit. Our foreign subsidiary represents approximately 8% of our revenues and 9% of our total assets. As a result, our financial results have been and may continue to be affected by changes in foreign currency exchange rates.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SMTEK International, Inc.:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income (loss) present fairly, in all material respects, the financial position of SMTEK International, Inc. and its subsidiaries at June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
August 5, 2003, except for Note 5
for which the date is September 18, 2003
and Note 13 for which the date is September 8, 2003

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SMTEK International, Inc.:

        We have audited the accompanying consolidated balance sheet of SMTEK International, Inc. and subsidiaries ("the Company") as of June 30, 2002, and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income (loss) for the years ended June 30, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SMTEK International, Inc. and subsidiaries as of June 30, 2002, and the results of their operations and their cash flows for the years ended June 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Los Angeles, California
August 16, 2002, except for the
fourth paragraph of note 5 to
the consolidated financial
statements, which is as of
September 25, 2002, and except
for the restatement for
discontinued operations as
described in the second
paragraph of note 3 to the 2002
and 2001 consolidated financial
statements, which is as of
September 24, 2003

SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands except share amounts)

	June 30,
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$583	$816
Accounts receivable, less allowance for doubtful accounts of $657 and $380 in 2003 and 2002, respectively	11,096	8,390
Inventories	9,377	9,666
Prepaid expenses	446	809
Current assets—discontinued operations	—	5,572

Total current assets	21,502	25,253
Property, equipment and improvements, net of accumulated depreciation and amortization	5,541	7,260
Other assets, net	763	772
Property, equipment and improvements, net—discontinued operations	—	1,549

	$27,806	$34,834

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long-term debt	$2,495	$2,104
Accounts payable	9,598	6,867
Other accrued liabilities	3,708	4,746
Current liabilities—discontinued operations	—	5,198
Current portion of long-term debt—discontinued operations	—	423

Total current liabilities	15,801	19,338
Long-term liabilities:
Long-term bank lines of credit payable	5,452	4,005
Long-term debt	5,675	5,194
Long-term debt—discontinued operations	—	872

Total liabilities	26,928	29,409

Commitments and contingencies
Stockholders' equity:
Preferred stock, $1 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.01 par value; 3,750,000 shares authorized; 2,284,343 shares issued and outstanding in 2003 and 2002	23	23
Additional paid-in capital	37,028	37,028
Accumulated deficit	(36,232)	(31,616)
Accumulated other comprehensive income (loss)	59	(10)

Total stockholders' equity	878	5,425

	$27,806	$34,834

See accompanying notes to consolidated financial statements.

SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands except per share amounts)

	Year ended June 30,
	2003	2002	2001
Revenues	$70,723	$64,558	$73,772
Cost of goods sold	63,720	59,902	64,366

Gross profit	7,003	4,656	9,406

Operating expenses:
Administrative and selling	9,774	9,246	5,612
Goodwill amortization	—	37	670

Total operating expenses	9,774	9,283	6,282

Operating (loss) income	(2,771)	(4,627)	3,124

Non-operating income (expense):
Interest income	4	7	20
Interest expense	(945)	(999)	(1,179)
Other income, net	710	236	7

Total non-operating expense	(231)	(756)	(1,152)

(Loss) income from continuing operations before income tax benefit	(3,002)	(5,383)	1,972
Income tax benefit	—	(225)	(42)

(Loss) income from continuing operations	(3,002)	(5,158)	2,014
Loss from discontinued operations, net of tax	(1,300)	(826)	(216)
Gain on sale of discontinued operations	106	—	—

(Loss) income before cumulative effect of change in accounting principle	(4,196)	(5,984)	1,798
Cumulative effect of change in accounting principle	(420)	—	—

Net (loss) income	$(4,616)	$(5,984)	$1,798

Basic (loss) earnings per share:
(Loss) income from continuing operations	$(1.31)	$(2.26)	$0.88
Loss from discontinued operations	(0.57)	(0.36)	(0.09)
Gain on sale of discontinued operations	0.04	—	—
Cumulative effect of change in accounting principle	(0.18)	—	—

Net (loss) income per share	$(2.02)	$(2.62)	$0.79

Diluted (loss) earnings per share:
(Loss) income from continuing operations	$(1.31)	$(2.26)	$0.85
Loss from discontinued operations	(0.57)	(0.36)	(0.09)
Gain on sale of discontinued operations	0.04	—	—
Cumulative effect of change in accounting principle	(0.18)	—	—

Net (loss) income per share	$(2.02)	$(2.62)	$0.76

Shares used in computing basic and diluted (loss) earnings per share:
Basic	2,284	2,284	2,277

Diluted	2,284	2,284	2,379

See accompanying notes to consolidated financial statements.

SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year ended June 30,
	2003	2002	2001
Cash flows from operating activities:
Income (loss) from continuing operations	$(3,002)	$(5,158)	$2,014
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization	2,109	2,032	2,456
Gain on retirement of debt	(514)	—	—
Loss (gain) on sale of assets	6	(196)	—
Charge for leasehold abandonment	1,025	—	—
Write-off of leasehold improvements	370	—	—
Equity securities received in settlement of claim against prior customer	(336)	—	—
(Increase) decrease in accounts receivable	(2,700)	1,489	(1,776)
Decrease in costs and estimated earnings in excess of billings on uncompleted contracts	—	7,965	2,291
Decrease (increase) in inventories	296	(3,914)	(2,527)
Increase (decrease) in accounts payable	2,726	1,432	(28)
(Decrease) increase in other accrued liabilities	(836)	460	(369)
Other, net	232	44	(667)
Cash provided by (used in) operating activities—discontinued operations	2,186	(1,351)	1,817

Net cash provided by operating activities	1,562	2,803	3,211

Cash flows from investing activities:
Capital expenditures	(761)	(3,742)	(241)
Purchase of Century Thailand, net of cash received	—	(129)	—
Proceeds from sale of assets	—	325	3
Capital expenditures—discontinued operations	(275)	(138)	(249)

Net cash used in investing activities	(1,036)	(3,684)	(487)

Cash flows from financing activities:
Proceeds from (repayments of) bank lines of credit	1,447	(633)	21
Proceeds from long-term debt	—	2,465	—
Repayments of long-term debt	(2,255)	(1,659)	(1,365)
Proceeds from the exercise of stock options	—	7	22
Cash (outflows) inflows from financing activities—discontinued operations	—	1,277	(1,706)

Net cash (used in) provided by financing activities	(808)	1,457	(3,028)

Effect of exchange rate changes on cash	49	16	(4)

Increase (decrease) in cash and cash equivalents	(233)	592	(308)
Cash and cash equivalents at beginning of year	816	224	532

Cash and cash equivalents at end of year	$583	$816	$224

Supplemental cash flow information:
Interest paid	$2,299	$889	$1,179
Income taxes paid	$—	$45	$194
Non-cash investing activities:
Capital expenditures financed by lease obligations and notes payable	$—	$2,591	$—
Other	$—	$1	$25

See accompanying notes to consolidated financial statements.

SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

Years ended June 30, 2003, 2002 and 2001

(In thousands except share amounts)

	Common Stock
					Accumulated other comprehensive income (loss)
	Shares	Par value	Additional paid-in capital	Accumulated deficit		Total stockholders' equity
Balance at June 30, 2000	2,272,012	$23	$36,972	$(27,430)	$(90)	$9,475
Exercise of stock options and issuance of director shares	10,327	—	46	—	—	46
Comprehensive income:
Net income	—	—	—	1,798	—	1,798
Foreign currency translation adjustments	—	—	—	—	(99)	(99)

Total comprehensive income	—	—	—	1,798	(99)	1,699

Balance at June 30, 2001	2,282,339	23	37,018	(25,632)	(189)	11,220
Exercise of stock options and issuance of director shares	2,004	—	10	—	—	10
Comprehensive loss:
Net loss	—	—	—	(5,984)	—	(5,984)
Foreign currency translation adjustments	—	—	—	—	107	107
Unrealized gain on forward exchange contracts	—	—	—	—	72	72

Total comprehensive loss	—	—	—	(5,984)	179	(5,805)

Balance at June 30, 2002	2,284,343	23	37,028	(31,616)	(10)	5,425
Comprehensive loss:
Net loss	—	—	—	(4,616)	—	(4,616)
Foreign currency translation adjustments	—	—	—	—	141	141
Change in unrealized gain on close-out of forward exchange contracts	—	—	—	—	(72)	(72)

Total comprehensive loss	—	—	—	(4,616)	69	(4,547)

Balance at June 30, 2003	2,284,343	$23	$37,028	$(36,232)	$59	$878

See accompanying notes to consolidated financial statements.

SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        SMTEK International, Inc. (the "Company," "we," "us" or "our") is an electronics manufacturing services ("EMS") provider to original equipment manufacturers ("OEMs") primarily in the medical, industrial controls and instrumentation, telecommunications, security, financial services automation and aerospace and defense industries. We provide integrated solutions to OEMs across the entire product life cycle, from design to manufacturing to end-of-life services, for the worldwide low-to-medium volume, high complexity segment of the EMS industry.

        We have five wholly owned subsidiaries: SMTEK, Inc. (dba SMTEK Moorpark), located in Moorpark, California; Jolt Technology, Inc. (aka SMTEK Fort Lauderdale), located in Fort Lauderdale, Florida; SMTEK New England, located in Marlborough, Massachusetts; SMTEK Santa Clara, located in Santa Clara, California; and SMTEK International Thailand Limited, located in Ayutthya, Thailand.

        On November 19, 2002 we announced that we were consolidating our San Diego facility into our other California operations in Moorpark and Santa Clara. This transition was completed as of March 31, 2003.

        On April 9, 2003, we sold our facility in Northern Ireland. This is shown in our audited financial statements as a discontinued operation. For further discussion, see Note 3.

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

Accounting Period

        We utilize a 52-53 week fiscal year ending on the Friday closest to June 30 which, for fiscal years 2003, 2002 and 2001, fell on June 27, June 28 and June 29, respectively. In these consolidated financial statements, the fiscal year-end for all years is shown as June 30 for clarity of presentation, except where the context dictates a more specific reference to the actual year-end date. Fiscal 2003, 2002 and 2001 consisted of 52 weeks.

Basis of Presentation

        The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business.

        The Company incurred a net loss of $4,616,000 in fiscal 2003 and $5,984,000 in fiscal 2002. In response, management has implemented the following restructuring activities:

  •
  In fiscal 2002 the Company closed two facilities and transferred their operations to a larger and more efficient facility in Moorpark, California.

  •
  In fiscal 2003, the Company closed the San Diego facility and moved much of the operations to Moorpark and the remainder to an existing facility in Santa Clara, California.

  •
  In the fourth quarter of fiscal 2003 the Company sold its underperforming operations in Northern Ireland.

        In addition, as further described in Note 5, on September 18, 2003, the Company closed on a new, long-term credit facility which provides an additional $400,000 in working capital availability and an additional $1 million in capital expenditure borrowing. The Company also sold in a private placement, subsequent to June 30, 2003, 250,000 shares of non-redeemable convertible preferred stock for $500,000. Subsequent to year-end, the Company was also able to retire an aggregate of $1.4 million of long-term debt through payments aggregating $600,000.

        The Company may require additional financing in the future. There can be no assurance that the Company will be able to obtain additional debt or equity financing, if and when needed, on terms acceptable to the Company. Any additional equity or debt financing may involve substantial dilution to SMTEK stockholders, restrictive covenants or high interest costs. The failure to raise needed funds on sufficiently favorable terms could have a material adverse effect on the Company's business, operating results and financial condition. The Company's long-term liquidity also depends upon its ability to increase revenues from the sale of its products and achieve profitability. The failure to achieve these goals could have a material adverse effect on the business, operating results and financial condition.

Principles of Consolidation

        The consolidated financial statements include the accounts of SMTEK International, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

        For financial reporting purposes, cash equivalents consist primarily of money market instruments and bank certificates of deposit that have original maturities of three months or less.

Fair Value of Financial Instruments

        As of June 30, 2003, the carrying amount of our cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and bank lines of credit approximate their fair value because of the short maturity of those instruments. At June 30, 2003 and 2002, the carrying amount of long-term debt (including the current portion thereof but excluding the bank lines of credit) was $8.2 million and $8.6 million (including $0.4 million included in current liabilities-discontinued operations), respectively, and the fair value was $7.7 million and $8.1 million, respectively. The fair value of our long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities. All financial instruments are held for purposes other than trading.

Concentrations of Credit Risk

        Financial instruments that potentially subject us to concentrations of credit risk consist principally of money market instruments and trade receivables. Cash is invested in money market instruments and certificates of deposit with high credit quality financial institutions and, by policy, we limit the amount of credit exposure to any one issuer.

        Concentrations of credit risk with respect to trade receivables exist because our EMS operations rely heavily on a relatively small number of customers. We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for potential credit losses.

        At June 30, 2003, we had two customers each representing approximately 11% of our accounts receivables balance. At June 30, 2002, we had one customer representing approximately 12% of our accounts receivable balance.

Accounts Receivable

        We perform ongoing credit evaluations of our customers and adjust credit limits based upon each customer's payment history and current credit worthiness, as determined by credit information available at that time. We continuously monitor collections and payments from our customers and we maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

        Inventories are stated at the lower of cost or net realizable value, with cost determined by use of the first-in, first-out method. We write down inventory for slow-moving and obsolete inventory based on assessments of future demands, market conditions and customers which may be experiencing financial difficulties. If these factors are less favorable than those projected, additional inventory write downs may be required. Inventories consist of the following (in thousands):

	June 30,
	2003	2002
Raw materials	$5,810	$6,448
Work in process	3,298	2,733
Finished goods	269	485

Total inventories	$9,377	$9,666

Property, Equipment and Improvements

        Property, equipment and improvements are stated at cost. Depreciation and amortization are computed on the straight-line method. The principal estimated useful lives are: buildings—20 years; improvements—5 to 10 years; and plant, office and other equipment—3 to 7 years. Fixed assets consist of the following (in thousands):

	June 30,
	2003	2002
Buildings and improvements	$1,450	$2,324
Plant equipment	13,075	13,051
Office and other equipment	1,581	1,700
Less accumulated depreciation and amortization	(10,565)	(9,815)

Total property, equipment and improvements	$5,541	$7,260

        The capitalized cost of the related assets (primarily plant equipment), which are pledged as security under the capital leases, was $1.3 million and $3.4 million at June 30, 2003 and 2002, respectively. Accumulated amortization on assets under capital leases amounted to $0.8 million and $1.6 million at June 30, 2003 and 2002, respectively.

Goodwill

        In adopting SFAS No. 142, "Goodwill and Other Intangible Assets", the Company ceased amortizing goodwill in the first quarter of fiscal 2003. Goodwill represents the excess of acquisition cost over the fair value of net assets of a purchased business. The goodwill was acquired at a cost of $544,000 and had previously been amortized on a straight-line basis over 15 years. Goodwill amortization for fiscal 2002 and 2001 was $37,000 for both years. Accumulated amortization of goodwill was $124,000 at June 30, 2002. If no amortization had been recorded in fiscal 2002 and 2001, pro forma net (loss) income would have been $(5,947,000) and $1,835,000 respectively.

        During the quarter ended December 31, 2002, the Company completed its assessment of the impairment of goodwill under the transitional rules of SFAS No. 142 as of July 1, 2002 and determined the goodwill was fully impaired and recorded an impairment charge of $420,000 as a cumulative effect of a change in accounting principle. No income tax benefit has been recognized for this charge as the goodwill is not deductible for income tax purposes.

Long Lived Assets

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

Revenue Recognition

        All of our subsidiaries recognize revenues once all of the following conditions have been met: a) an authorized purchase order has been received in writing, b) the customer's credit worthiness has been established, c) shipment of the product has occurred, d) title and risk of ownership has transferred, e) if stipulated by the contract, customer acceptance has occurred and f) all significant vendor obligations, if any, have been satisfied. We ship products FOB shipping point and, accordingly, title and risk of ownership pass to the customer upon shipment.

        In prior years our Moorpark subsidiary historically used the percentage of completion method to recognize revenues and cost of sales on certain of its long-term contracts with suppliers of electronic components and products. Percentage of completion is determined on the basis of costs incurred to total estimated costs. Contract costs included direct material and direct labor costs and those indirect costs related to the assembly process, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling and administrative costs were charged to expense as incurred. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss was charged to cost of goods sold. Other changes in contract price and estimates of costs and profits at completion were recognized prospectively. A portion of the asset "costs and estimated earnings in excess of billings on uncompleted contracts" contains revenues recognized in excess of amounts billed.

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

Marketing and Advertising

        All costs related to marketing and advertising the Company's services are expensed as incurred. Advertising costs were not material in each of the three years in the period ended June 30, 2003.

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

Foreign Currency Translation

        The financial statements of our foreign operating units have been translated into U.S. dollars from the functional currency of the Thai Baht or British pounds sterling, in the accompanying consolidated financial statements. Balance sheet amounts have been translated at the exchange rate on the balance sheet date and income statement amounts have been translated at average exchange rates in effect during the period. The net translation adjustment is recorded as a separate component of stockholders' equity.

Derivative Financial Instruments

        It is our policy not to enter into derivative financial instruments for speculative purposes. We may, from time to time, enter into foreign currency forward exchange contracts in an effort to protect us from adverse currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with banks believed to be creditworthy and are denominated in currencies of major industrial countries. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 149, all derivative financial instruments are measured at fair value and are recognized as either assets or liabilities in the balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative financial instrument is designated as a hedge and, if so, the type of hedge. Changes in fair value are recognized in current results of operations for fair value hedges and in other comprehensive income for cash flow hedges. Derivative financial instruments not qualifying for hedge accounting treatment under SFAS No. 133 are recognized as assets or liabilities with gains or losses recognized in current results of operations. At June 30, 2003 we had no forward foreign currency contracts. At June 30, 2002 we had forward foreign currency contracts to sell $1.3 million for approximately 870,000 British pounds sterling between July 12, 2002 through December 24, 2002. The U.S. dollar to British pounds sterling exchange rate at June 30, 2002 was 1.53. These forward foreign currency contracts were designated as cash flow hedge instruments. In accordance with SFAS No. 133, we recognized a gain of $72,000 in other comprehensive income at June 30, 2002, related to these contracts.

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

Stock Based Compensation

        SFAS No. 123, "Accounting for Stock-Based Compensation" allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net income and pro forma earnings per share disclosures for stock-based awards as if the fair-value-based method defined in SFAS No. 123 had been applied. In accordance with APB Opinion No. 25 and related interpretations, compensation expense would generally be recorded for fixed option grants only if, on the date of grant, the current market price of the underlying stock exceeded the exercise price. We have elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Accordingly, no compensation expense has been recognized for our employee stock option plans and award of options to non-employee directors. Had compensation expense for stock-based awards been determined consistent with SFAS No.123, our results of operation would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):

	Year ended June 30,
	2003	2002	2001
Net income (loss):
As reported	$(4,616)	$(5,984)	$1,798
Stock option compensation expense	(351)	(387)	(283)

Pro forma	$(4,967)	$(6,371)	$1,515
Basic earnings (loss) per share:
As reported	$(2.02)	$(2.62)	$0.79
Pro forma	$(2.17)	$(2.79)	$0.67
Diluted earnings (loss) per share:
As reported	$(2.02)	$(2.62)	$0.76
Pro forma	$(2.17)	$(2.79)	$0.64

        For purposes of the pro forma disclosure under SFAS No. 123, the "fair value" of each option and warrant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2003, 2002 and 2001: dividend yield of 0.0% for all years; expected volatility of 220%, 90% and 75% for 2003, 2002 and 2001, respectively; risk-free interest rates ranging from for 2.24% to 3.11% for 2003, 3.5% to 5.3% for 2002 and 4.8% to 6.3% for 2001 and expected lives of five years for all years.

        The weighted average fair value of options granted during the years ended June 30, 2003, 2002 and 2001 was $1.03, $3.50 and $4.35, respectively.

Recent Accounting Pronouncements

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment, at least annually, in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and SFAS No. 144 (see below) upon adoption. We adopted SFAS No. 142 as of July 1, 2002. The Company recorded an impairment charge of $420,000 as a cumulative effect of a change in accounting principle in fiscal 2003 (see "Goodwill", above).

        In October 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The primary objectives of SFAS No. 144 were to develop one accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale and to address other significant implementation issues. While SFAS No. 144 supersedes SFAS No. 121, it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We have adopted SFAS No. 144 as of July 1, 2002.

        In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. We adopted this Statement on January 1, 2003 and included the disclosure modifications in the these consolidated financial statements. The adoption of this Statement did not have a material effect on our financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity." This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities. This standard is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial position or results of operations.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation clarifies the requirements for a guarantor's accounting for the disclosures of certain guarantees issued and outstanding. This Interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The disclosure provision of the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this Interpretation did not have a material impact on the Company's financial position, results of operations or cash flows.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51". The Interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of the Interpretation are effective for all enterprises with variable interests in variable interest entities created after January 31, 2003. The adoption of this Interpretation is not expected to have a significant impact on the Company financial results.

Reclassifications

        Certain reclassifications have been made to the fiscal year 2002 and 2001 financial statements to conform with the fiscal year 2003 financial statement presentation. Such reclassifications had no effect on our results of operations or stockholders' equity.

NOTE 2—ACQUISITION OF THE ASSETS OF CENTURY ELECTRONICS MANUFACTURING, INC.

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

Estimated fair values:
Assets acquired	$1,392
Liabilities assumed	476
Purchase price	916
Less cash received	787

Net cash paid	$129

        Unaudited pro forma results of operations for the fiscal years ended June 30, 2002 and 2001, as if the acquisition of the Thailand subsidiary had occurred at the beginning of the period reported, follow

(dollars in thousands). The unaudited pro forma results are not necessarily indicative of the results which would have occurred if the business combination had occurred on the date indicated:

	Years Ended June 30,
	2002	2001
	(Unaudited)
Revenue	$65,878	$81,472

Net income (loss)	$(5,921)	$1,097

Earnings (loss) per share:
Basic	$(2.59)	$0.48

Diluted	$(2.59)	$0.46

NOTE 3—DISCONTINUED OPERATIONS

        On April 9, 2003, we sold 100% of the outstanding stock in our subsidiary, SMTEK Europe, for consideration of $1. The purchaser also assumed all liabilities of SMTEK Europe. The purchaser was a Northern Ireland investor group, which included a director from SMTEK Europe. As detailed below, the gain on sale, net of transaction costs of $165,000 but before elimination of the foreign currency translation account balance, was $211,000.

        In accordance with SFAS No. 144, the sale of SMTEK Europe has been accounted for as a discontinued operation in the accompanying financial statements and as a result, the Company has restated its 2002 and 2001 consolidated financial statements for the discontinued operation. The following represents the condensed financial information for SMTEK Europe that is included in the accompanying consolidated financial statements as discontinued operations (in thousands):

	Year Ended June 30,
	2003	2002	2001
Net sales	$6,277	$9,664	$17,376
Cost of goods sold	(6,542)	(8,858)	(15,694)
Operating expense	(867)	(1,470)	(1,529)
Other expense, net	(168)	(162)	(369)

Net loss	$(1,300)	$(826)	$(216)

        Net (liabilities) assets of SMTEK Europe consisted of the following (in thousands):

	April 9, 2003 (sale date)	Year Ended June 30, 2002
Current assets	$3,516	$5,572
Property, equipment and improvements	1,486	1,549
Current liabilities	(5,312)	(5,621)
Long-term debt	(65)	(872)

Net (liabilities) assets	$(375)	$628

        The gain on sale of SMTEK Europe, shown in the accompanying consolidated statements of operations as "Gain on sale of discontinued operations", is comprised as follows (in thousands):

Net costs	(164)
Plus net liabilities of SMTEK Europe	375

Gain on sale before elimination of foreign
currency translation account balance	211
Elimination of SMTEK Europe's foreign currency translation account balance	(105)

Gain on sale of discontinued operations	$106

        Prior to the sale, SMTEK Europe had an accumulated foreign currency translation loss of $105,000, which was carried as a reduction of consolidated stockholders' equity. In accordance with SFAS No. 52, "Foreign Currency Translation," this amount has been included in the determination of the gain on sale of discontinued operations and in accordance with SFAS No. 130, "Reporting Comprehensive Income," an equal and offsetting amount is reported as other comprehensive income in the accompanying consolidated statements of operations and consolidated statements of stockholders' equity and comprehensive income (loss).

NOTE 4—RESTRUCTURING COSTS

        In connection with the closure and transition of the Company's San Diego facility in the second quarter of 2003, the Company incurred approximately $1.6 million in expenses consisting of severance cost of $287,000, write-off of leasehold improvements of $370,000 and accrual of remaining lease obligation of $4,011,000 less sublease income of $3,038,000.

        The following table summarizes the activity in the provisions and the remaining balances of the restructuring reserve accounts for the San Diego transition at June 30, 2003 (in thousands):

	Severance Costs	Lease and Other Contractual Commitments
Provisions	$287	$973
Payments	(287)	(233)

Balance as of June 30, 2003	$—	$740

        During fiscal 2002 we moved the operations of SMTEK, Inc. from Thousand Oaks, California to a larger facility in Moorpark, California. In fiscal 2003 and 2002 we recognized $600,000 and $785,000 losses, respectively, on the lease commitment for the vacated Thousand Oaks facility. The balance of the accrual was $574,000 at June 30, 2003. Payments in fiscal 2003 were $546,000 and the balance of the accrual will be paid by the end of the lease term in May 2004.

NOTE 5—FINANCING ARRANGEMENTS

Bank Credit Agreements

        At June 30, 2003, we have an $8.5 million working capital line of credit collateralized by accounts receivable, inventory and equipment for our domestic operating units which matures September 25, 2003. Borrowings under the credit agreement bear interest at either the bank's prime rate (4.25% at June 30, 2003) plus 1.00% or a Eurodollar-base rate (1.04% at June 30, 2003) plus 3.75%. At June 30, 2003, borrowings outstanding under this credit facility amounted to $5.5 million and the effective weighted average interest rate was 4.83%. The line of credit agreement contains certain financial covenants, with which we were in compliance at June 30, 2003. For the quarter ended December 31, 2002, the Company was not in compliance with certain quarterly debt covenants and had obtained waivers from the lender. Our available borrowing capacity as of June 30, 2003, was approximately $3.3 million.

        In addition, during fiscal 2002, we borrowed $1.6 million on our equipment line of credit to finance our capital expenditures. This advance has a maturity date of October 24, 2006 and bears interest at either the bank's prime rate (4.25% at March 31, 2003) plus 1.00% or a Eurodollar-base rate (1.04% at June 30, 2003) plus 3.75%. At June 30, 2003 and 2002, respectively, the balance outstanding was $785,000 and $1.1 million and the effective weighted average interest rate was 4.87% and 5.12%, respectively. Additional advances under our equipment line of credit will not be available to us (see discussion below describing our new credit facility).

        At June 30 2002, we had a credit facility for our domestic operating units which consists of an $11 million working capital line secured by accounts receivable, inventory and equipment. Borrowings under the credit agreement bear interest at either the bank's prime rate (4.75% at June 30, 2002) plus 0.50% or a eurodollar-base rate (1.86% at June 30, 2002) plus 3.25%. At June 30, 2002 borrowings outstanding under this credit facility amounted to $4.0 million and the effective weighted average interest rate was 5.16%. The line of credit agreement contains certain financial covenants, with which we were in compliance at June 30, 2002. Our available borrowing capacity as of June 30, 2002 was approximately $4.1 million. This credit facility matures September 25, 2003.

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

        On September 18, 2003, we entered in to a new credit facility to replace the aforementioned facilities. This new credit facility consists of a $10 million working capital line, a term credit facility in the amount of up to $1.0 million and a capital expenditure facility of $1 million. The $10 million working capital line is collateralized by accounts receivable, inventory and equipment. Borrowings under the credit agreement bear interest at either the bank's prime rate (4.0% at September 18, 2003) plus 1.0% or a Libor rate (1.12% at September 18, 2003) plus 3.75%. The credit facility contains certain financial covenants and matures September 18, 2006. Accordingly, amounts outstanding at June 30, 2003 under our credit facility have been classified as long-term. The term credit facility has a three year term and will be used to repay the outstanding balance on our equipment line of credit. The capital expenditure credit facility of $1 million will be used to finance our capital expenditures. Each advance under the capital expenditure credit facility will have a three year term at either the Bank's prime rate or at a fixed rate equal to the Libor rate plus 3.75%.

Long-Term Debt

        Long-term debt, other than the bank line of credit, consists of the following (in thousands):

	June 30,
	2003	2002
Mortgage note collateralized by real property at the Northern Ireland operations, with interest at variable rates (5.50% at June 30, 2002), assumed by purchaser of SMTEK Europe	$—	$697
Notes payable collateralized by equipment, interest at 3.90% to 9.60%, payable in monthly installments through July 2006	1,261	2,268
Equipment line of credit, collateralized by equipment, due October 2006, interest at 5.12% at June 30, 2003	785	1,105
Capitalized lease obligations	644	1,584
8 1/2% Convertible Subordinated Debentures, due 2008, interest payable semi-annually and convertible at holders' option at a price of $212.50 per share at any time prior to maturity	1,580	1,580
Obligations to former officers, employees and directors under consulting and deferred fee agreements	972	1,016
IRS note, interest at 3.65%, payable in monthly installments of $45,000 through June 2008.	2,448	—
Other	480	343

	8,170	8,593
Less current maturities	2,495	2,527

Total long-term debt	$5,675	$6,066

        The aggregate amounts of minimum maturities of long-term debt for the indicated fiscal years (excluding present value of minimum capitalized lease obligations of $644) are as follows (in thousands):

Fiscal 2004	$2,186
Fiscal 2005	1,435
Fiscal 2006	812
Fiscal 2007	507
Fiscal 2008	526
Thereafter	2,060

$7,526

        In August 1988, we issued 8 1/2% Convertible Subordinated Debentures due 2008. The debentures may be converted at the holders' option into shares our common stock at a conversion price of $212.50 per share at any time prior to maturity. We may redeem the Convertible Subordinated Debentures at 100% of the principal amount at any time prior to maturity. The Convertible Subordinated Debentures are subordinated to the prior payment of all senior indebtedness as defined in the indenture.

        In March 1996, we entered into a settlement agreement with certain of our former officers, key employees and directors (the "Participants") to restructure our outstanding obligations under several consulting programs and deferred fee arrangements, which had provided for payments to the Participants after their retirement from us or from our Board of Directors. Under terms of the settlement, the Participants agreed to relinquish all future payments due them under these consulting programs and deferred fee arrangements in return for an aggregate of 29,793 Common Stock purchase warrants, Series G. We were obligated to pay the Participants $50.00 for each warrant which remained unexercised on the June 1, 1998 warrant expiration date, payable in semiannual installments over two to ten years. As the warrants expired unexercised, at June 1, 1998 we accrued the present value of our payment obligations aggregating $836,000. At June 30, 2003 and 2002, $972,000 and $1.0 million, including accrued interest, remained accrued. (See Note 13, "Subsequent Events").

        During fiscal 2003, we settled with one of these participants by paying an aggregate of $19,000 and fully retiring $64,000 of debt, resulting in a $45,000 gain from extinguishment of debt. (See Note 13, "Subsequent Events").

        During fiscal 2003, we also retired debt by paying an aggregate of $250,000 and fully retiring $719,000 of debt, resulting in a $469,000 gain from extinguishment of debt. (See Note 13, "Subsequent Events").

Lease Commitments

        Future minimum lease payments at June 30, 2003 were as follows (in thousands):

	Capital leases	Operating leases
Fiscal 2004	$350	$2,769
Fiscal 2005	264	2,469
Fiscal 2006	94	2,032
Fiscal 2007	—	2,034
Fiscal 2008	—	2,094
Thereafter	—	6,382

Total	708	$17,780

Less: interest expense	(64)

Present value of minimum lease payments	$644

        Rental expense for operating leases amounted to $2.7 million, $2.3 million, and $717,000 for fiscal 2003, 2002 and 2001, respectively.

NOTE 6—INCOME TAXES

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

        In December 2001, we reached a settlement with the Appeals Division of the IRS concerning the Section 172(f) issues and finalized an installment payment plan in July 2003. At June 30, 2003, we have total liability, including accrued interest, of $2.4 million of which $454,000 is short term. Installment payments that include principal and interest are $45,000 per month for 60 months.

        Income tax provision (benefit), all current, consists of the following (in thousands):

	Year ended June 30,
	2003	2002	2001
Federal	$—	$(169)	$(153)
State	—	(56)	111

	$—	$(225)	$(42)

        Temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities relate to the following (in thousands):

	June 30,
	2003	2002
Deferred tax assets:
Accrued employee benefits	$481	$506
Reserves and allowances	570	769
Domestic NOL carryforwards	15,887	14,366
Foreign NOL carryforwards	189	1,652
Depreciation	233	162
Other	640	308

Total deferred tax assets	18,000	17,763
Less valuation allowance	(18,000)	(17,763)

Net deferred tax assets after allowance	$—	$—

        In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that some portion or all of the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future income. Based on the level of historical losses, management believes that it does not have the basis to conclude that it is more likely than not that the deferred tax assets will be realized, and therefore, has recorded a 100% valuation allowance to offset the net deferred tax assets. The valuation allowance was $18.0 million and $17.8 million as of June 30, 2003 and 2002, respectively. The net change in the total valuation allowance for the years ended June 30, 2003, 2002 and 2001 was an increase of $0.3 million, $1.6 million and $1.3 million, respectively.

        The provision for income taxes for continuing operations differs from an amount computed using the statutory federal income tax rate as follows (in thousands):

	Year ended June 30,
	2003	2002	2001
Federal tax provision/(benefit) computed at statutory rate	$(1,163)	$(1,754)	$685
State income tax, net of federal benefit	—	(67)	33
Write-off or amortization of goodwill	143	13	228
Expiration of unutilized NOL carryforwards	—	—	—
Reduction in foreign NOL due to divestiture	775	—	—
Net change in valuation allowance	237	1,606	1,268
Adjustment to the deferred tax assets	—	(34)	(191)
Reinstatement of NOLs utilized for subsequently disallowed Section 172(f) claims	—	—	(1,836)
IRS refunds	—	—	(218)
Other	8	11	(11)

Income tax provision (benefit) from continuing operations	$—	$(225)	$(42)

        As of June 30, 2003, we had U.S. federal NOL carryforwards of approximately $44.1 million, expiring in 2005 through 2023, and state NOL carryforwards of $19.7 million, expiring in 2003 through 2013. At June 30, 2003, the NOL carryforward for federal alternative minimum tax purposes was approximately $41.7 million.

        The utilization of net operating loss and credit carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions.

        Pretax income (loss) from our U.S. continuing operations for fiscal 2003, 2002 and 2001 was $(4.4) million, $(5.4) million and $2.0 million, respectively. Pretax income from our Thailand operation for fiscal 2003 and 2002 was $267,000 and $14,000, respectively.

        Our Thailand operation was granted an investment promotion from the Thailand government, which includes exemption from corporate income taxes for a seven year period from the date operating income is first derived. This exemption will expire in 2004. Prior to the purchase of our Thailand operation, Thailand had NOLs of approximately $900,000. As a result of the acquisition, we acquired deferred tax assets of $270,000 and a related valuation allowance of $270,000. These NOLs from prior years can be carried forward for at least five years after the expiration of the aforementioned investment promotion. At June 30, 2003, the Thailand NOLs amounted to approximately $630,000.

NOTE 7—STOCKHOLDERS' EQUITY

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

        Under our Amended and Restated 1998 Non-Employee Directors Stock Plan, each eligible director receives Company securities (Common Stock or stock options) valued at $1,000 for attendance at each Board meeting and $500 for attendance at each Board committee meeting. Additionally, annually each non-employee director will receive Company securities with a fair market value of $12,000 and each non-employee director will be granted 5,000 stock options upon initial election or re-election to the board of directors. In fiscal 2003, 2002 and 2001, options to purchase a total of 77,061, 15,516 and 43,341 shares, respectively, were granted to our non-employee directors at exercise prices ranging from $0.75 to $5.78 in 2003, $2.40 to $7.75 in 2002 and $3.75 to $8.20 in 2001. Annually, each non-employee director makes an election to receive director compensation in the form of Common Stock or stock options. The fair value of Common Stock issued in connection with these director compensation plans is equal to the market value of Common Stock on the grant date. For purposes of our FAS 123 disclosure, the fair value of stock options granted in connection with these director plans is determined using the Black-Scholes option pricing model (as discussed in Note 1) using data and assumptions as of the grant date. The exercise price of all stock options is equal to the market value at the date of grant. In fiscal 2003, 2002 and 2001, we recorded expense of $0, $0 and $20,000 respectively, and issued 0, 254 and 4,327 shares, respectively, related to the issuance of Common Stock for director compensation.

        Activity under the employee and non-employee director stock option plans for fiscal years 2003, 2002 and 2001 was as follows:

	Shares	Weighted average exercise price per share
Shares under option, June 30, 2000	304,356	$5.81
Granted	292,741	4.96
Expired or canceled	(17,340)	6.48
Exercised	(6,000)	3.71

Shares under option, June 30, 2001	573,757	$5.37
Granted	103,516	4.97
Expired or canceled	(68,330)	5.68
Exercised	(1,750)	4.25

Shares under option, June 30, 2002	607,193	$5.28
Granted	274,011	1.24
Expired or canceled	(321,020)	5.17
Exercised	—	—

Shares under option, June 30, 2003	560,184	$3.19

        The following table summarizes information about shares under option at June 30, 2003:

	Outstanding			Exercisable
Range of exercise prices	Options outstanding	Expiration date (fiscal year end)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$0.70 - 5.78	274,011	2013	$1.24	77,061	$1.84
$2.40 - 7.75	60,388	2012	$5.14	26,638	$5.34
$3.75 - 9.75	122,160	2011	$5.03	74,510	$5.00
$3.38 - 6.50	80,573	2010	$3.80	80,573	$3.80
$7.50 - 10.00	23,052	2009	$9.55	23,052	$9.55

Total	560,184		$3.19	281,834	$5.08

        At June 30, 2003, under the employee and non-employee director stock option plans there were 245,931 and 58,315 options for shares, respectively, available for future grants.

NOTE 8—EARNINGS (LOSS) PER SHARE

        Common stock equivalents used in the determination of diluted earnings per share include the effect, when such effect is dilutive, of our outstanding employee stock options, the 8 1/2% Convertible Subordinated Debentures (which are convertible into 7,435 shares of Common Stock at $212.50 per share of Common Stock). The following is a summary of the calculation of basic and diluted earnings per share (dollars in thousands, except per share data):

	Year ended, June 30,
	2003	2002	2001
Net income (loss)	$(4,616)	$(5,984)	$1,798

Weighted average shares:
Basic weighted average number of common shares outstanding	2,284,343	2,284,018	2,277,111
Diluted effect of outstanding options to purchase common stock	—	—	101,408

Diluted weighted average number of common shares outstanding	2,284,343	2,284,018	2,378,519

Earnings (loss) per share:
Basic	$(2.02)	$(2.62)	$0.79

Diluted	$(2.02)	$(2.62)	$0.76

        Because we had a net loss for the year ended June 30, 2003, there were no common stock equivalents that had a dilutive effect on earnings per share. However, if we had reported net income rather than a loss for the year ended June 30, 2003, the additional diluted shares outstanding would have been 4,322. Further, options to purchase approximately 479,436 shares of Common Stock at prices ranging from $0.79 to $10.00 would have been excluded from the computation of diluted earnings per share for the year ended June 30, 2003, because the impact of their inclusion would be anti-dilutive.

        Because we had a net loss for the year ended June 30, 2002, there were no common stock equivalents which had a dilutive effect on earnings per share. However, if we had reported net income rather than a loss for the year ended June 30, 2002, the additional diluted shares outstanding would have been 172. Further, options to purchase approximately 603,500 shares of Common Stock at prices ranging from $3.38 to $10.00 would have been excluded from the computation of diluted earnings per share for the year ended June 30, 2003, because the impact of their inclusion would be anti-dilutive.

        Options to purchase approximately 108,000 shares of Common Stock at prices ranging from $7.47 to $21.25 would have been excluded from the computation of diluted earnings per share for the year ended June 30, 2003, because the impact of their inclusion would be anti-dilutive.

        Convertible subordinated debentures aggregating $1,580,000, due in 2008 and convertible at a price of $212.60 per share at any time prior to maturity were outstanding during fiscal 2003, 2002 and 2001 but were excluded in the computation of diluted earnings per share because the effect would be antidilutive.

NOTE 9—OTHER FINANCIAL INFORMATION

Valuation and Qualifying Accounts and Reserves

        Following is our schedule of valuation and qualifying accounts and reserves for fiscal years 2003, 2002 and 2001 (in thousands):

	June 30,
Allowance for Doubtful Accounts:
	2003	2002	2001
Balance at beginning of period	$380	$407	$151
Charged to costs and expenses	521	70	302
Deductions	(20)	(97)	(46)
Sale of subsidiary	(224)	—	—

Balance at end of period	$657	$380	$407

NOTE 10—COMMITMENTS AND CONTINGENCIES

Environmental Matters

        Since the early 1990s, we continue to be involved in certain remediation and investigative studies regarding soil and groundwater contamination at the site of a former printed circuit board manufacturing plant in Anaheim, California. One of our former subsidiaries, Aeroscientific Corp., leased the Anaheim facility. Under the terms of a cost sharing agreement, the remaining remediation costs are currently being shared on a 50-50 basis with the landlord. We have paid $2,000, $15,000 and $11,000 as our share of the remediation costs for fiscal 2003, 2002 and 2001, respectively. There is no environmental insurance coverage for this remediation. At June 30, 2003, we had a reserve of $422,000 for future remediation costs. Management, based in part on consultations with outside environmental engineers and scientists, believes that this reserve is adequate to cover its share of future remediation costs at this site. However, the future actual remediation costs could differ significantly from the estimates. Further, our portion could potentially exceed the amount of our reserve. Our liability for remediation in excess of our reserve could have a material adverse impact on our business, financial condition and results of operations.

NOTE 11—BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

        We now operate in a single business segment—the EMS industry. Our revenues and long-lived assets, net of accumulated depreciation, by geographic area are as follows (in thousands):

	Year ended June 30,
	2003	2002	2001
Revenues:
United States	$65,643	$63,146	$73,772
Thailand	5,080	1,412	—

Total	$70,723	$64,558	$73,772

Long-lived assets:
United States	$8,750	$7,487
Thailand	217	193
Discontinued-ops	—	1,549

Total	$8,967	$9,229

        (Northern Ireland revenues of $6,277, $9,664 and $17,376 in 2003, 2002 and 2001, have been reported as a component of (loss) income from discontinued operations in our consolidated statements of operations.

        We had sales to three customers which accounted for 16.8%, 11.1% and 8.8% of revenues in fiscal 2003, sales to three customers which accounted for 18.9%, 16.2% and 10.4% of revenues in fiscal 2002 and sales to three customers which accounted for 20.6%, 20.1% and 15.9% of revenues in fiscal 2001.

NOTE 12—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

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

        Following is a summary of the quarterly results of operations (in thousands except per share amounts). The loss from continuing operations below do not include the results from our European operations, such results being aggregated in our consolidated financial statements as "Loss from discontinued operations". Europe revenues excluded in the table below that were previously reported in the first and second quarters of fiscal 2003 on the Company's Forms 10-Q for those periods were $3.1 million and $1.8 million, respectively.

	Quarters ended
Fiscal 2003
	Sep 30	Dec 31		Mar 31	Jun 30	Total
Revenues	$17,587	$15,457		$17,430	$20,249	$70,723
Gross profit	$1,537	$895		$1,920	$2,651	$7,003
Income (loss) from continuing operations before cumulative effect of change in accounting principle
—as previously reported	$(649)	$(3,468)		$(294)	$1,073	$(3,338)
—adjustment for bad debt recovery	—	336		—	—	336
—restated (A)	$(649)	$(3,132)		$(294)	$1,073	$(3,002)
Net income (loss)
—as previously reported	$(1,203)	$(3,878	)(B)	$(1,050)	$1,179	$(4,952)
—adjustment for bad debt recovery	—	336		—	—	336
—restated	$(1,203)	$(3,542)		$(1,050)	$1,179	$(4,616)
Basic and diluted earnings (loss) per share before cumulative effect of change in accounting principle
—as previously reported	$(0.29)	$(1.51)		$(0.13)	$0.47	$(1.46)
—adjustment for bad debt recovery	—	0.15		—	—	0.15
—restated	$(0.29)	$(1.36)		$(0.13)	$0.47	$(1.31)
Basic and diluted earnings (loss) per share
—as previously reported	$(0.53)	$(1.70)		$(0.46)	$0.52	$(2.17)
—adjustment for bad debt recovery	—	0.15		—	—	0.15
—restated	$(0.53)	$(1.55)		$(0.46)	$0.52	$(2.02)

(A)
The financial statements included in the company's report on Form 10-Q for the quarter ended December 31, 2002 are being restated to reflect the estimated fair value of 175,000 shares of restricted common stock received in settlement of claims against a former customer. The Company's initial estimate of the fair value of the shares was zero. However, upon consultation with a third party appraisal firm, the Company has revised its estimate of the fair value of the shares to $336,000 as of the settlement date.

(B)
Included in net loss for the three months ended December 31, 2002 are costs incurred in connection with the closure and transition of the Company's San Diego facility of approximately $1.6 million consisting of severance cost of $287,000, write-off of leasehold improvements of

  $370,000 and accrual of remaining lease obligation of $4,011,000, less sublease income of $3,038,000.

	Quarters ended
Fiscal 2002
	Sep 30	Dec 31	Mar 31	Jun 30		Total
Revenues	$17,942	$16,940	$13,463	$16,213		$64,558
Gross profit	$1,986	$1,706	$99	$865		$4,656
Income (loss) from continuing operations before cumulative effect of change in accounting principle	$393	$(618)	$(2,803)	$(2,130)		$(5,158)
Net income (loss)	$27	$(762)	$(2,925)	$(2,324	)(C)	$(5,984)
Basic and diluted earnings (loss) per share before cumulative effect of change in accounting principle	$0.17	$(0.27)	$(1.22)	$(0.94)		$(2.26)
Basic and diluted earnings (loss) per share	$0.01	$(0.33)	$(1.28)	$(1.02)		$(2.62)

(C)
Included in the net loss for the three months ended June 30, 2002 were severance expenses of $575,000, expenses of $785,000 related to the lease at our vacated Thousand Oaks facility and the recognition of a $342,000 bad debt provision.

NOTE 13—SUBSEQUENT EVENTS

        Subsequent to June 30, 2003, we settled obligations to former officers, employees and directors under consulting and deferred fee agreements by paying an aggregate of $430,000 to fully retire an aggregate of $889,000 in debt resulting in an aggregate $459,000 recognition of gain from extinguishment of debt. We also reached settlement with certain sub-debt holders by paying an aggregate of $172,000 to fully retire an aggregate of $520,000 in debt resulting in an aggregate $348,000 gain from extinguishment of debt. Also subsequent to June 30 2003, an unrelated third party purchased 250,000 shares of non-redeemable, convertible Series A Preferred Stock for $500,000. The shares are convertible into Common Stock initially on a one-to-one basis and are redeemable, at the Company's option, at 1.5 times the purchase price after 180 days from the date of issuance.

SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
Market and Dividend Information

        Our Common Stock is traded on Nasdaq Small Cap Market (ticker symbol "SMTIC"). The high and low closing sales prices for the Common Stock, as reported by the Nasdaq Small Cap Market, for the last two fiscal years are set forth in the following table.

	Fiscal 2003		Fiscal 2002
	High	Low	High	Low
1st Quarter	$1.80	$0.75	$9.79	$3.80
2nd Quarter	1.30	0.48	7.00	3.25
3rd Quarter	1.12	0.69	4.60	2.52
4th Quarter	1.05	0.52	3.10	2.00

        On September 22, 2003, the closing market price of our Common Stock in the Nasdaq Small Cap Market was $1.46 per share. There were approximately 1,200 stockholders of record at September 22, 2003. This number does not give effect to the total number of stockholders who hold their shares in "street name" or brokerage accounts.

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

SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES
DIRECTORS, EXECUTIVE OFFICERS, OPERATING UNITS
AND OTHER CORPORATE INFORMATION

DIRECTORS

James P. Burgess
Chairman of the Board of
SMTEK International, Inc.

Kimon Anemogiannis
Corporate Consultant

Steven M. Waszak
Chief Financial Officer
Internet Photonics, Inc.

Robert T. Howard
President and CEO
TMW Enterprises, Inc.

 INDEPENDENT AUDITORS

PricewaterhouseCoopers, LLP
Los Angeles, California

 TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

EXECUTIVE OFFICERS

Edward J. Smith
President, Chief Executive Officer
and Director

Kirk A. Waldron
Senior Vice President and
Chief Financial Officer

Richard E. Fitzgerald
Vice President, Operations

 OPERATING UNITS

SMTEK Moorpark
Moorpark, California

SMTEK New England
Marlborough, Massachusetts

Jolt Technology, Inc.
Fort Lauderdale, Florida

SMTEK Santa Clara
Santa Clara, California

SMTEK International Thailand
Ayutthya, Thailand

QuickLinks

SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
REPORT OF INDEPENDENT AUDITORS
REPORT OF INDEPENDENT AUDITORS
SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES Consolidated Balance Sheets (In thousands except share amounts)
SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES Consolidated Statements of Operations (In thousands except per share amounts)
SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (In thousands)
SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) Years ended June 30, 2003, 2002 and 2001 (In thousands except share amounts)
SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements
SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES Market and Dividend Information
Form 10-K Annual Report
SMTEK INTERNATIONAL, INC. AND SUBSIDIARIES DIRECTORS, EXECUTIVE OFFICERS, OPERATING UNITS AND OTHER CORPORATE INFORMATION